    As filed with the Securities and Exchange Commission on January 25, 1999

                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                               ----------------

                             ROHN INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                               ----------------

         Delaware                    3441                    36-3060977
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of              Industrial            Identification No.)
     incorporation or        Classification Code
      organization)                Number)

                              6718 West Plank Road
                             Peoria, Illinois 61604
                                 (309) 697-4400
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               ----------------

         Timothy W. Kirk, Esq.                    John H. Bitner, Esq.
         ROHN Industries, Inc.                     Bell, Boyd & Lloyd
          6718 West Plank Road                 Three First National Plaza
         Peoria, Illinois 61604                 Chicago, Illinois 60602
             (309) 697-4400                          (312) 807-4306

           (Name, address, including zip code, and telephone number, including area code, of agents for service)

                                   Copies to:
                             Dennis M. Myers, Esq.
                                Kirkland & Ellis
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                 (312) 861-2000

                               ----------------

   Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective and all other conditions to the merger of PiRod Holdings, Inc. with and into the Registrant pursuant to the Agreement and Plan of Merger described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

   If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

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
                                                          Proposed
                                             Proposed      maximum
 Title of each class of       Amount         maximum      aggregate   Amount of
    securities to be          to be       offering price  offering   registration
       registered           registered     per share(1)   price(1)       fee
---------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................. 7,648,106 shares     $3.125     $23,900,331    $6,645

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 and based upon the reported closing sale price of the Registrant's common stock on the Nasdaq National Market on January 19, 1999.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

                           PROXY STATEMENT/PROSPECTUS

                  PROPOSED MERGER--YOUR VOTE IS VERY IMPORTANT
   The Board of Directors of ROHN Industries, Inc. (which we refer to as "ROHN") has approved a merger agreement providing for PiRod Holdings, Inc. (which we refer to as "PiRod") to merge with and into ROHN via a Delaware statutory merger. The Board of Directors of PiRod has likewise approved the merger agreement.

                       Be sure to read the "Risk Factors"
beginning on page 13.

   Here is what you should expect to receive if the transaction is completed:

ROHN Stockholders:

 . At your election, you may choose to retain any or all of your ROHN shares or you may choose to receive $3.78 in cash per share for any or all of the ROHN shares that you own.

 Depending on the amount of cash available, up to 27,777,777 (approximately 52.6%) of the outstanding ROHN shares will be converted into cash and the rest will be retained. Based on the current intention of ROHN's majority stockholder to elect to cash out all of its ROHN shares, it is expected that the available cash will be prorated among all ROHN stockholders electing cash, with non-cashed ROHN shares retained.

PiRod Stockholders:

 . Each outstanding share of PiRod class A common stock will be converted into
  3.7282 ROHN shares and each outstanding share of PiRod class L common stock will be converted into 61.6859 ROHN shares.
   ROHN shares are traded on the Nasdaq National Market (under the symbol ROHN) and are expected to continue to be so traded after the merger, although approximately 38% fewer ROHN shares will be outstanding. Assuming that the merger is completed, the stock ownership percentages of outstanding ROHN shares would be:

                                                           ROHN        PiRod
                                                       Stockholders Stockholders
                                                       ------------ ------------
Following completion of the merger....................    76.6%        23.4%

   We based these percentages on the number of shares of each company outstanding on February 1, 1999 and assumed that 27,777,777 ROHN shares would be cashed out in the merger.

   We are asking ROHN stockholders to approve:

 . The merger agreement, approval of which is necessary to permit the transaction to occur.

 . The election of ten nominees to the ROHN Board of Directors.

 . The ROHN 1999 Stock Option Plan.

   This proxy statement soliciting votes of ROHN stockholders also constitutes a prospectus for the ROHN shares to be issued to PiRod stockholders.

   Your Vote Is Important. Please vote on these proposals by completing and mailing the enclosed proxy card, even if you plan to attend the ROHN stockholders meeting. Also, you should read this document carefully before you vote. It provides detailed information about the proposed merger and the other matters needing your approval. You may obtain more information about ROHN from documents that we have filed with the Securities and Exchange Commission.

   Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the ROHN shares to be issued in connection with this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

                               February    , 1999

       PROPOSED MERGER -- ROHN INDUSTRIES, INC. and PIROD HOLDINGS, INC.

   We encourage you to read the full text of the enclosed proxy statement/prospectus. Here are some highlights.

 . ROHN Industries, Inc., and PiRod Holdings, Inc., propose to combine via a
  Delaware statutory merger of PiRod into ROHN.

 . ROHN and PiRod are each principally engaged in the business of making and selling telecommunications towers and related equipment. In the first nine months of 1998, ROHN reported net sales of $128.5 million, and PiRod reported net sales of $40.8 million in that period.

 . In the merger, PiRod shares will be converted into shares of ROHN and ROHN shares will either be retained or converted into the right to receive $3.78 in cash, at the election of ROHN stockholders.

 . Depending on the amount of cash available, up to 27,777,777 (approximately
  52.6%) of the outstanding ROHN shares will be converted into cash and the rest will be retained. The UNR Asbestos-Disease Claims Trust, the holder of 29,348,051 ROHN shares (approximately 55.5% of those outstanding), has announced its intention to elect cash for all its shares. If it does so and the merger occurs, there will be proration of the available cash among all stockholders electing cash, with any non-cashed ROHN shares retained.

 . ROHN will pay the cash portion of the merger consideration from cash on hand and new borrowings made by ROHN at the time of the merger, after which ROHN will be substantially more leveraged.

 . There are certain risks to ROHN stockholders (which will include PiRod's former stockholders) after the merger, including ROHN's substantial leverage and the possible lower liquidity of its shares as the result of a smaller public float. See "Risk Factors" beginning on page 13.

 . Each outstanding share of PiRod class A common stock will be converted into
  3.7282 ROHN shares and each outstanding share of PiRod class L common stock will be converted into 61.6859 ROHN shares.
 . ROHN shares are traded on the Nasdaq National Market (under the symbol ROHN) and are expected to continue to be so traded after the merger, although approximately 38% fewer ROHN shares will be outstanding following the Merger if 27,777,777 ROHN shares are cashed out. PiRod shares are not publicly traded.

 . The merger requires the approval of the holders of a majority of the outstanding shares of ROHN and PiRod. Holders of a majority of shares of both companies have agreed to vote to approve the merger, subject to certain conditions.

 . An annual meeting of ROHN stockholders has been called for Monday, March 22, 1999, at which the merger agreement and an employee stock option plan will be submitted for approval and ROHN directors will be elected.

 . The boards of directors of ROHN and PiRod have each unanimously approved the merger agreement and recommend to their stockholders that they vote for its adoption.

 . Donaldson, Lufkin & Jenrette Securities Corporation, financial adviser to
  ROHN and to its principal stockholder, have advised that, based on the matters referred to in their opinion, they believe the consideration package which ROHN stockholders may elect to receive and/or retain in the merger is fair to ROHN stockholders from a financial point of view.

 . An Election Form is enclosed for ROHN stockholders who wish to receive cash for all or part of their shares. Please read it carefully and follow its instructions if you want cash, subject to proration. To receive cash, you must return your properly executed Election Form to the Exchange Agent by 5:00 p.m., New York City time, on Friday, March 19, 1999.

 . This proxy statement soliciting votes of ROHN stockholders also constitutes a prospectus for the ROHN shares to be issued to PiRod stockholders.

                             ROHN Industries, Inc.

                               February   , 1999

To the Stockholders of ROHN Industries, Inc.:

   An annual meeting of stockholders of ROHN Industries, Inc. has been called for Monday, March 22, 1999 to, among other things, consider the approval and adoption of an Agreement and Plan of Merger between ROHN Industries, Inc. and PiRod Holdings, Inc. If the Merger Agreement is approved by the stockholders of ROHN and PiRod and certain other conditions are met, PiRod will be merged into ROHN and ROHN will be the surviving corporation (the "Merger").

   In the Merger, you may choose to retain any or all of the ROHN shares that you own or you may choose to receive $3.78 in cash per share for any or all of the ROHN shares that you own, provided that the maximum number of ROHN shares to be cashed out will be determined by dividing the cash available from borrowings and cash on hand by $3.78, but in no event more than 27,777,777 ROHN shares will be so cashed out. The UNR Asbestos-Disease Claims Trust, the holder of 29,348,051 ROHN shares (approximately 55.5% of those outstanding), has announced its intention to elect cash for all its shares. If it does so and the Merger occurs, there will be proration of the available cash among all stockholders electing cash, with any non-cashed ROHN shares retained. ROHN stockholders not electing to receive cash will retain their ROHN shares. PiRod shares will be converted into a total of approximately 7.65 million ROHN shares.

   Your Board of Directors has unanimously approved, and recommends that you vote FOR, the Merger. Donaldson, Lufkin & Jenrette Securities Corporation, financial adviser to ROHN and to its principal stockholder, has rendered an opinion to the effect that, as of the date of the opinion and based upon matters described therein, the consideration package which ROHN stockholders may elect to receive and/or retain in the Merger is fair to ROHN's stockholders from a financial point of view.

   In this document, we describe in detail the proposed Merger, its background and other relevant information. Also described are proposals for the election of directors and the adoption of an employee stock option plan. A proxy solicited by the Board of Directors of ROHN in connection with the Annual Meeting is enclosed herewith.

   Also enclosed is an Election Form for you to complete and return with your ROHN share certificates if you elect to receive cash for any of your ROHN shares in the Merger (subject to proration). In order to properly elect to receive cash, your Election Form, together with your ROHN share certificates, must be received by First Chicago Trust Company of New York, the Exchange Agent, by the close of business on Friday, March 19, 1999.

   You should carefully consider all of the material in this document and execute and return the enclosed proxy as soon as possible, whether or not you expect to attend the Annual Meeting. Your giving a proxy will not prevent you from voting in person at the Annual Meeting.

Cordially,

Brian Pemberton President and Chief Executive Officer
                                          Gene Locks Chairman of the Board

                             ROHN Industries, Inc.
                              6718 West Plank Road
                                Peoria, IL 61604
                                 (309) 697-4400

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                           To be held March 22, 1999

   An annual meeting of stockholders of ROHN Industries, Inc., a Delaware
corporation ("ROHN"), will be held at                   , Chicago, Illinois, on
Monday, March 22, 1999, at 10:00 a.m., Chicago time, for the following purposes:

     1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of December 22, 1998 (the "Merger Agreement"), between ROHN and PiRod Holdings, Inc. The Merger Agreement, a copy of which is attached as Appendix A to the Proxy Statement/Prospectus, provides for the merger of PiRod Holdings, Inc. with and into ROHN on the terms described therein.

     2. To elect ten directors to serve either until the next annual meeting of stockholders or until their respective successors are duly elected or appointed (as the case may be) and qualified.

     3. To consider and vote upon approval of the ROHN 1999 Stock Option Plan, a copy of which is attached as Appendix B to the Proxy
  Statement/Prospectus.

     4. To consider and transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

   The Board of Directors has fixed the close of business on February 1, 1999 as the record date for determining which stockholders of ROHN will be entitled to notice of, and to vote at, the annual meeting.

                                          By Order of the Board of Directors,

                                          Timothy W. Kirk
                                           Secretary

February   , 1999


   PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY IN THE ENCLOSED ENVELOPE,
           WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary...................................................................    1
Risk Factors..............................................................   13
 Possible Reduced Liquidity of ROHN Shares................................   13
 Leverage and Debt Service Requirements...................................   13
 Significance of Telecommunications Industry Success to ROHN..............   13
 Principal Stockholders...................................................   13
 Competition..............................................................   14
 Fraudulent Transfer Considerations.......................................   14
 Risks Associated with Merger.............................................   15
Introduction..............................................................   16
 General..................................................................   16
 Record Date; Voting Rights; Vote Required................................   16
 Proxy Solicitation.......................................................   16
Proposal 1 -- The Merger..................................................   18
 General..................................................................   18
 Background of the Merger.................................................   18
 Recommendation of ROHN's Board of Directors; ROHN's Reasons for the
  Merger..................................................................   20
 Opinion of ROHN's Financial Adviser......................................   22
 Recommendation of PiRod's Board of Directors; PiRod's Reasons for the
  Merger..................................................................   26
 Financing................................................................   28
 Capitalization of ROHN and PiRod and Exchange of Shares..................   30
 Election Procedure.......................................................   31
 Management of ROHN after the Merger; ROHN Stockholders Agreement.........   31
 Director/Officer Liability Insurance and Indemnification.................   33
 Interests of Certain Persons in the Merger...............................   33
 No Solicitation..........................................................   33
 Voting Agreements........................................................   33
 Certain Federal Income Tax Consequences..................................   34
 Appraisal Rights.........................................................   37
 Accounting Treatment.....................................................   37
 Conditions for Merger and Other Provisions...............................   37
 Termination; Termination Fee.............................................   38
 Expenses.................................................................   39
 Treatment of Options and Warrants........................................   39
 Antitrust................................................................   40
Business of ROHN..........................................................   40
 General..................................................................   40
 Telecommunications Equipment Market......................................   40
 Products.................................................................   41
 Patents and Trademarks...................................................   41
 International............................................................   42
 Customers and Backlog....................................................   42
 Competition..............................................................   42
 Raw Materials............................................................   42
 Employees................................................................   43
 Environmental Matters....................................................   43
 Properties...............................................................   43
Description of ROHN Capital Stock.........................................   43
PiRod Common Stock........................................................   44

                                                                            Page
                                                                            ----
Business of PiRod.........................................................   44
 General..................................................................   44
 Products and Services....................................................   45
 Customers and Backlog....................................................   46
 Suppliers................................................................   46
 Property and Employees...................................................   46
PiRod Management's Discussion and Analysis of
 Financial Condition and Results of Operations............................   47
Unaudited Pro Forma Condensed Combined
 Financial Statements.....................................................   52
Historical Financial Statements of PiRod..................................   60
Proposal 2 -- Election of Directors.......................................   89
 Nominees for Director....................................................   89
 Background Information Regarding Nominees................................   89
 Directors' Compensation..................................................   91
 Board Meetings; Board Committee Functions and Composition................   91
 Executive Officers.......................................................   91
 Management Compensation..................................................   92
 Compensation Committee Report on Executive Compensation..................   95
 ROHN Stock Performance Graph.............................................   97
 Employment Contracts and Other Agreements................................   97
 Transactions with Management.............................................   99
Beneficial Ownership of ROHN Shares.......................................  100
Compliance with Section 16(a) of the Securities Exchange Act of 1934......  101
Proposal 3 -- Approval of The 1999 Stock Option Plan......................  101
Experts...................................................................  103
Stockholder Proposals; Other Matters......................................  104
Where You Can Find More Information.......................................  104
Appendix A -- Agreement and Plan of Merger dated as of December 22, 1998, between ROHN Industries, Inc. and PiRod Holdings, Inc.
Appendix B -- ROHN 1999 Stock Option Plan
Appendix C -- Opinion of Donaldson, Lufkin & Jenrette Securities
 Corporation

                                    SUMMARY

   This Summary highlights certain significant matters discussed in this Proxy Statement/Prospectus and may not contain all of the information important to you. To understand the transaction and the other proposals described herein, you should review carefully the entire Proxy Statement/Prospectus (including the Appendices and the documents incorporated herein by reference). Also, see "Where You Can Find More Information," page 104.

                              General Information

ROHN Industries, Inc......  ROHN Industries, Inc., a Delaware corporation, is principally engaged in making and selling tubular telecommunications towers, enclosures and related equipment. The address of its principal executive offices is 6718 West Plank Road, Peoria, Illinois 60604, phone: (309) 697-4400. See "Risk Factors" and "Business of ROHN" for certain information relevant to ownership of ROHN common stock.

PiRod Holdings, Inc.......  PiRod Holdings, Inc., a Delaware corporation, is principally engaged, through its subsidiary, in making and selling solid rod telecommunications towers and related equipment. The address of its principal executive offices is 1545 Pidco Drive, P.O. Box 128, Plymouth, Indiana 46563, phone: (219) 936-
                            4221. See "Business of PiRod."

Merger Agreement..........  On December 22, 1998, ROHN and PiRod entered into an Agreement and Plan of Merger (the
                            "Merger Agreement"), a copy of which is
                            attached hereto as Appendix A, providing for the merger of PiRod into ROHN.

                     Annual Meeting of Stockholders of ROHN

Date, Time and Place of
 the Meeting..............
                            An annual meeting of stockholders of ROHN is to be held on Monday, March 22, 1999, at 10:00
                            a.m. Chicago Time, at                  ,
                            Chicago, Illinois (the "Meeting").

Purpose of the Meeting....  .To consider and vote upon a proposal to approve and adopt the Merger Agreement

                            .To elect ten directors of ROHN

                            .To vote on approval of the ROHN 1999 Stock
                             Option Plan

                            .To transact any other business that may
                             properly come before the Meeting

Record Date...............  Only holders of record of shares of ROHN common stock at the close of business on February 1, 1999 are entitled to vote at the Meeting. On that date, [52,846,099] shares of ROHN common stock were outstanding.

Vote Required.............  The affirmative vote of the holders of the majority of the outstanding shares of ROHN common stock entitled to vote at the Meeting is required to approve the Merger Agreement. The UNR Asbestos-Disease Claims Trust (the "Trust") has granted its proxy to PiRod to vote its approximately 55.5% of shares of ROHN common stock in favor of the Merger Agreement, subject to certain conditions, including bankruptcy court approval of the Trust's sale of its ROHN shares in the Merger. Holders of a majority of the PiRod shares have granted ROHN their proxies to vote in favor of the Merger. Accordingly, it is expected that more than the majority vote of ROHN and PiRod stockholders required to approve the Merger will be obtained. See "The Merger--Voting Agreements." Nominees for director receiving the affirmative vote of the holders of a plurality of the ROHN shares present in person or represented by proxy and entitled to vote at the meeting will be elected as directors. The affirmative vote of a majority of the shares so voting is required to approve the Option Plan.

                                   The Merger

General...................  In the Merger, PiRod will be merged into ROHN, and each share of ROHN common stock outstanding immediately prior to the Merger will be converted into the right to receive $3.78 in cash at the election of ROHN stockholders, or will be retained by the ROHN stockholders. The maximum number of ROHN shares to be cashed out will be determined by dividing the cash available from borrowings and cash on hand by $3.78, but in no event more than 27,777,777 shares (approximately 52.6% of the outstanding ROHN shares). The Trust has announced its intention to elect cash for all of its 29,348,051 ROHN shares (approximately 55.5% of those outstanding). If it does so and the Merger occurs, there will be proration of the available cash among all stockholders electing cash, with any non-cashed ROHN shares retained. Outstanding PiRod shares will be converted into a total of approximately 7.65 million ROHN shares of common stock. See "The Merger-- Capitalization of ROHN and PiRod and Exchange of Shares."

Cash Election.............  Accompanying this Proxy Statement/Prospectus is an Election Form. Each ROHN stockholder
                            electing to receive cash for all or any part of his ROHN shares must properly complete the Election Form and return it, together with his certificates for ROHN shares, to First Chicago Trust Company of New York, the Exchange Agent. Any ROHN stockholder not returning a properly executed Election Form and certificates for the appropriate number of ROHN shares by Friday, March 19, 1999, will be deemed to have not elected cash, and his shares will be treated as retained. See "The Merger--Election Procedure."

Recommendation of ROHN's
 Board of Directors.......
                            By unanimous vote at a meeting held on December 22, 1998, ROHN's Board of Directors determined the Merger to be in the best interests of ROHN and its stockholders and approved the Merger and the Merger Agreement. The Board of Directors of ROHN unanimously recommends that ROHN's stockholders approve the Merger Agreement.

                            The ROHN Board's recommendation is based on factors discussed in this Proxy Statement/Prospectus, including the terms of the Merger and the Merger Agreement, the potential synergies and efficiencies flowing from the combination of the companies and the views of ROHN's management and financial adviser. See "The Merger--Recommendation of ROHN's Board of Directors; ROHN's Reasons for the Merger."

Recommendation of PiRod's
 Board of Directors.......
                            By written consent dated December 18, 1998, the PiRod Board of Directors unanimously determined that the terms of the Merger Agreement were fair to, and in the best interests of, PiRod and its stockholders and approved and adopted the Merger Agreement. In addition, the PiRod Board of Directors unanimously determined to recommend to the stockholders of PiRod that such stockholders vote to approve and adopt the Merger Agreement. In reaching its determination to approve the Merger, the PiRod Board of Directors concluded that holding ROHN shares represented a more favorable investment opportunity than holding PiRod shares, after taking into account the risks inherent in each investment. The relevant factors and information considered by PiRod's Board of Directors are set forth under "The Merger-- Recommendation of PiRod's Board of Directors; PiRod's Reasons for the Merger."

Interests of Certain
 Persons in the Merger....
                            For information on the interests of certain persons in the Merger, see "The Merger-- Management of ROHN after the Merger; ROHN Stockholders Agreement" and "--Interests of Certain Persons in the Merger."

Financing.................  The Merger Agreement contemplates that ROHN will incur approximately $166.5 million of new senior indebtedness to finance the Merger (the "Financing"). The proceeds of the Financing and approximately $12.8 million of cash on hand of ROHN and PiRod would be used to:

                            .provide up to $105 million to ROHN
                             stockholders electing cash

                            .refinance approximately $11.5 million of
                             ROHN's existing debt

                            .refinance approximately $47.9 million of
                             PiRod's existing debt

                            .pay fees and expenses estimated at $14.9
                             million (including approximately $1.9 million in prepayment penalties)

                            See "The Merger--Financing."

Opinion of ROHN's
 Financial Adviser........
                            Donaldson, Lufkin & Jenrette Securities
                            Corporation has rendered an opinion to the Board of Directors of ROHN and to the Trust to the effect that the consideration package that ROHN's stockholders may elect to receive and/or retain in the Merger is fair to such stockholders from a financial point of view. See "The Merger--Opinion of ROHN's Financial Adviser" and Appendix C to this Proxy Statement/Prospectus.

Appraisal Rights..........  Under Delaware law, the holders of ROHN common stock will not have appraisal rights in
                            connection with the Merger. PiRod stockholders will waive their appraisal rights. See "The Merger--Appraisal Rights."

Accounting Treatment......  The Merger will be accounted for by ROHN under the purchase method of accounting. See "The
                            Merger--Accounting Treatment."

Certain Federal Income
 Tax Consequences.........
                            In general, the Merger will be treated as a redemption by ROHN from those ROHN stockholders who receive cash in the Merger. If the redemption qualifies as a sale or exchange with respect to a particular stockholder, the stockholder's gain or loss will be capital gain or loss. No gain or loss will be recognized to PiRod stockholders upon their receipt of ROHN shares in the Merger in exchange for their PiRod shares. See "The Merger--Certain Federal Income Tax Consequences."

Management of ROHN after
 the Merger; ROHN
 Stockholders Agreement...
                            Following the Merger, ROHN will be the
                            surviving corporation, and its charter will continue until subsequently changed. ROHN's by-laws have been amended, such amendments to be effective as of the effective time of the Merger, to conform to provisions of the ROHN Stockholders Agreement among ROHN, the Trust and the stockholders of PiRod. That agreement provides, among other things, that

                            .upon consummation of the Merger, ROHN's board
                             of directors will consist of 10 persons, four designated by the Trust, two by the principal PiRod stockholders, two management representatives (Brian Pemberton, ROHN's chief executive officer, and Myron Noble, the chief executive officer of PiRod's subsidiary) and two directors not affiliated with the Trust or the PiRod stockholders (selected jointly by the Trust and the principal PiRod stockholders). Thereafter, the number of directors which each of the Trust and the principal PiRod stockholders will be entitled to designate will decline if their ROHN share ownership declines by specified amounts

                            .the Trust and the PiRod stockholders will not
                             transfer ROHN shares, with certain limited exceptions, prior to the first anniversary of the Merger, without the consent of the Trust and the principal PiRod stockholders

                            .as long as either the Trust or the principal
                             PiRod stockholders own beneficially at least
                             10% of ROHN's shares, ROHN will not take certain actions without such party's consent, including the adoption of a shareholder rights plan or certain by-law amendments and the entry into certain change of control provisions

                            .the Trust and the PiRod stockholders will have
                             certain demand and/or piggyback rights to registration of their ROHN shares under the Securities Act of 1933.

                            See "The Merger--Management of ROHN after the Merger; ROHN Stockholders Agreement."

Conditions to the Merger;
 Termination..............
                            In addition to approval of the Merger Agreement by ROHN's and PiRod's stockholders, the Merger is subject to a number of conditions (including consummation of the Financing) which, if not fulfilled or waived, permit termination of the Merger Agreement. The Merger Agreement may also be terminated at any time prior to consummation of the Merger by mutual consent of the parties and by any party if it is not consummated on or before May 15, 1999. See "The Merger-- Conditions for Merger and Other Provisions."

Expenses; Termination       If the Merger is consummated, ROHN, as the
Fee.......................  surviving corporation, will pay all costs and expenses incurred in connection with the Merger. If the Merger is not consummated, the parties will bear their own expenses in connection with the Merger, provided that ROHN is to share the costs (up to $100,000) of obtaining a commitment for the Financing. If the Merger Agreement is terminated because either ROHN or PiRod receives a proposal from a third party relating to the acquisition of ROHN or PiRod, as the case may be, which the board of directors of ROHN or PiRod, as the case may be, determines to be a superior proposal to the Merger, the party abandoning the Merger will make a cash payment to the other ($5.5 million if ROHN is, and $2 million if PiRod is, the abandoning party). See "The Merger--Expenses;
                            Termination Fee."

Effective Time of the       If the Merger Agreement is approved and adopted
Merger....................  at the Meeting, and all other conditions to the
                            Merger have been met or waived, the parties expect the Merger to be effective on the day of the Meeting or shortly thereafter, upon the filing of a certificate of merger with the Delaware Secretary of State. The time of such filing is referred to as the "Effective Time."

Voting Agreements and
 Grant of Proxies by
 Principal Stockholders
 of Each Party............
                            To induce each of ROHN and PiRod to enter into the Merger Agreement, the principal stockholders of each have, subject to certain conditions, agreed to vote in favor of the Merger and have granted to the other proxies covering sufficient shares of common stock of each to approve the Merger. See "The Merger-- Voting Agreements" and "Introduction--Record Date, Voting Rights; Vote Required."

Treatment of Options and
 Warrants.................
                            The outstanding employee stock options of PiRod, and the outstanding warrants to purchase PiRod shares, will become options or warrants to purchase ROHN shares after the Merger, based on specified exchange ratios for PiRod class A and class L common stock. The outstanding ROHN employee stock options will not be affected by the Merger. See "The Merger--Treatment of Options and Warrants."

Forward-Looking
 Statements May Prove
 Inaccurate...............  ROHN and PiRod have made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of ROHN, PiRod or the combined corporation. Statements containing words such as "believes," "expects," "anticipates" or similar expressions are forward-looking statements.

                            Many factors, some of which are discussed elsewhere in this document, could affect the future financial results of ROHN, PiRod or the combined company and could cause those results to differ materially from those expressed in the forward-looking statements contained in this document. These factors include

                            .operating, legal and regulatory risks

                            .economic, political and competitive forces
                             affecting the telecommunications and equipment business

                            .the risk that ROHN's and PiRod's analyses of
                             these risks and forces could be incorrect or that the strategies developed to address them could be unsuccessful.

                            See also "Risk Factors."

Antitrust.................  The Merger may not be consummated until specified waiting period requirements have been satisfied under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"). On December 24, 1998, ROHN and PiRod filed the Notification and Report Forms required pursuant to the HSR Act. The waiting period terminated on January 23, 1999. The Merger could still be challenged on antitrust grounds. See "The Merger--Antitrust."

              Selected Unaudited Pro Forma Combined Financial Data
                 (dollars in thousands, except per share data)

   The following selected unaudited pro forma combined financial data have been derived using the historical consolidated financial statements of ROHN and PiRod included elsewhere or incorporated by reference herein. This unaudited pro forma combined financial data gives effect to the Merger pursuant to the Merger Agreement under the purchase method of accounting and assumes the Merger occurred on the first day of the earliest period presented. Upon consummation of the Merger, PiRod's December fiscal year end will be conformed to ROHN's December year end for 1999. These unaudited pro forma combined financial data are provided for comparative purposes only and do not purport to be indicative of the results which actually would have been obtained if the Merger had been effected for the periods indicated or results which may be obtained in the future.

   This unaudited pro forma combined financial data (in thousands of dollars except the per share amounts) should be read in conjunction with the historical consolidated financial statements of ROHN and PiRod, and notes thereto, included elsewhere or incorporated by reference herein, and the Unaudited Pro Forma Condensed Combined Financial Statements, and notes thereto, included elsewhere herein.

                                                 Nine Months Ended   Year Ended
                                                   September 30,    December 31,
                                                 ------------------ ------------
                                                   1998      1997       1997
                                                 --------  -------- ------------
Statement of Operations Data:
Net sales....................................... $169,386  $151,810   $208,838
Income before extraordinary item................    6,420     7,046     14,181
Income per share:
  Basic ........................................ $   0.20  $   0.22   $   0.44
  Diluted....................................... $   0.20  $   0.22   $   0.43
Balance Sheet Data:
Total assets.................................... $189,072             $188,582
Total debt......................................  166,500              166,500
Book value per share............................ $  (0.33)            $  (0.70)

 See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial
                                   Statements

              ROHN Selected Historical Consolidated Financial Data
                 (dollars in thousands, except per share data)

   The selected historical consolidated financial data set forth below as of and for each of the five years ended December 31, 1997 have been derived from the audited consolidated financial statements of ROHN incorporated by reference herein. The selected historical consolidated financial data for ROHN as of and for the nine months ended September 30, 1998 and 1997 have been derived from the unaudited consolidated financial statements of ROHN incorporated by reference herein. In the opinion of ROHN's management, the unaudited historical consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of ROHN's financial position and results of operations for such periods; however, they are not necessarily indicative of results for the full year. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, ROHN's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited consolidated financial statements, and the accompanying notes thereto, incorporated by reference herein.

                          Nine Months Ended
                            September 30,            Year Ended December 31,(1)
                          ----------------- ---------------------------------------------
                            1998     1997     1997     1996     1995     1994      1993
                          -------- -------- -------- -------- -------- --------  --------
                             (unaudited)
Statement of Operations
 Data:
Net sales...............  $128,537 $114,042 $158,132 $154,434 $142,216 $107,026  $ 73,811
Income from continuing
 operations(2)(3).......    11,351   10,516   18,919   20,282   19,001   11,854     6,161
Net income..............    11,351   10,516   18,919   46,041   29,276   31,325    18,784
Earnings per share
 (basic):
 Continuing operations..  $   0.22 $   0.20 $   0.36 $   0.39 $   0.37 $   0.24  $   0.13
Discontinued
 operations--
 Income from operations.       --       --       --      0.08     0.20     0.45      0.27
 Gain (loss) on sales...       --       --       --      0.42      --     (0.05)      --
 Net income per share...  $   0.22 $   0.20 $   0.36 $   0.89 $   0.57 $   0.64  $   0.40
Earnings per share
 (diluted):
 Continuing operations..  $   0.22 $   0.20 $   0.36 $   0.39 $   0.37 $   0.24  $   0.13
Discontinued
 operations--
 Income from operations.       --       --       --      0.08     0.20     0.44      0.26
 Gain (loss) on sales...       --       --       --      0.42      --     (0.05)      --
 Net income per share...  $   0.22 $   0.20 $   0.36 $   0.89 $   0.57 $   0.63  $   0.39
Balance Sheet Data:
Total assets............  $107,061 $101,561 $108,658 $ 93,372 $161,226 $258,106  $229,505
Total debt..............    11,507   13,412   12,219   15,022   10,861    5,056    31,301
Book value per share....      1.32     1.03     1.10     0.80     2.43     4.27      3.96
Cash dividends per share
 of common stock........       --       --  $   0.10 $   2.60 $   2.55 $   0.20  $   1.20

--------
(1) Prior year results have been restated to reflect the 1994 discontinuance of Unarco Material Handling and the 1995 discontinuance of UNR Leavitt, Unarco Commercial Products, UNR Home Products and Real Time Solutions, Inc.
(2) Income from continuing operations for the year ended December 31, 1997 includes other income of $2.6 million, net of tax, related to the sale of an investment in a non-related business in the fourth quarter.
(3) During the third quarter of 1997, ROHN recorded a restructuring charge of $3.4 million ($2.1 million after-tax) related to cost cutting measures including early retirement costs, work force reductions and expense associated with the development and implementation of this program.

                    PiRod Selected Historical Financial Data
                 (dollars in thousands, except per share data)

   Set forth below is selected historical financial data of PiRod and PiRod Inc., an Indiana corporation (the "Predecessor"), for the dates and for the periods indicated. The selected financial data for PiRod as of and for the year ended December 28, 1997 and as of and for the four month period ended December 29, 1996 has been derived from the audited financial statements of PiRod that appear elsewhere in this Proxy Statement/Prospectus. The selected financial data for the Predecessor as of and for the eight month period ended August 27, 1996 and as of and for the year ended December 31, 1995 has been derived from the unaudited financial statements of the Predecessor that appear elsewhere in this Proxy Statement/Prospectus. The selected financial data for the Predecessor as of and for the years ended December 31, 1994 and 1993 has been derived from the unaudited financial statements of the Predecessor that are not included in this Proxy Statement/Prospectus. The selected financial data for PiRod as of and for the nine month periods ended September 27, 1998 and September 28, 1997 has been derived from the unaudited financial statements of PiRod that appear elsewhere in this Proxy Statement/Prospectus. Results for the interim nine month periods include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for the fair presentation of results of operations for such periods, however they are not necessarily indicative of results for the full year. The selected historical financial data set forth below should be read in conjunction with, and is qualified by reference to "PiRod Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited financial statements, and the accompanying notes thereto, of PiRod and the Predecessor included elsewhere in this Proxy Statement/Prospectus.

                                          PiRod (2)                                         Predecessor
                    ----------------------------------------------------- -----------------------------------------------
                                                                             Eight
                         Nine Months Ended                       Four       Months          Year Ended December 31,
                    ---------------------------  Year Ended  Months Ended    Ended    -----------------------------------
                    September 27, September 28, December 28, December 29, August 27,
                        1998          1997          1997       1996 (7)    1996 (1)      1995        1994        1993
                    ------------- ------------- ------------ ------------ ----------- ----------- ----------- -----------
                     (unaudited)   (unaudited)                            (unaudited) (unaudited) (unaudited) (unaudited)
Statement of
 Operations Data:
 Net sales........     $40,849       $37,768      $50,706      $19,339      $30,274     $33,437     $27,349     $19,855
 Income (loss)
  from continuing
  operations (3)..        (272)          961        1,400          (59)       4,060       5,485       4,308       2,442
 Net income
  (loss) (3)......        (272)          879        1,318          (59)       4,060       5,485       4,308       2,442
 Unaudited loss
  per Class A
  share (diluted):
  (5)
 Income (loss)
  from continuing
  operations......     $ (2.13)      $ (0.35)     $ (0.35)     $ (0.76)
 Net income
  (loss)..........     $ (2.13)      $ (0.45)     $ (0.46)     $ (0.76)
Balance Sheet
 Data:
 Total assets.....     $51,815       $52,359      $52,241      $55,475      $22,070     $14,039     $11,806     $ 8,089
 Long term debt,
  including
  current portion.      47,874        49,680       49,666       52,547        5,072       3,700       2,526       1,109
 Book value per
  Class A share
  (6).............     $ (0.00)      $ (0.00)     $ (0.00)     $ (0.01)         --          --          --          --
 Cash dividends on
  common
  stock (4).......         --            --           --           --         4,892       4,827       2,646       3,018

--------
(1) On January 1, 1996, the Predecessor acquired all of the outstanding stock of Plymouth White Metal, Inc. ("Plymouth") in a purchase transaction. The operating results of Plymouth are included in the Predecessor's results of operations from January 1, 1996. See Note 3 to the Predecessor's unaudited financial statements.

(2) On August 28, 1996, PiRod acquired substantially all of the operating assets and liabilities of the Predecessor in a purchase transaction. Due to the change in accounting basis arising from the acquisition, the financial statements of PiRod subsequent to the acquisition are not necessarily comparable to those of the Predecessor prior to the acquisition. See Note 1 to PiRod's audited financial statements.
(3) Through August 27, 1996, the Predecessor was an S-Corporation for federal income tax purposes and, therefore, federal taxes on the net income of the Predecessor were paid directly by the individual shareholders. As a result, there were no federal income taxes incurred by the Predecessor for the periods presented. Certain states, however, did not recognize the Predecessor's S-Corporation status and, in such instances, the Predecessor did provide for income taxes in those states.
(4) Through August 27, 1996, the Predecessor paid annual cash dividends to its shareholders to allow each shareholder to pay the federal income taxes of the Predecessor (see Note 3 above). No dividends have been paid by PiRod subsequent to the acquisition of the Predecessor. Given the changes in the capital structure effected in connection with the acquisition of the Predecessor, dividend per share amounts for the Predecessor are not presented as they are not considered to be meaningful.
(5) Basic and diluted earnings per share amounts are the same. Given the changes in the capital structure effected in connection with the acquisition of the Predecessor, earnings per share amounts for the Predecessor are not presented as they are not considered to be meaningful.
(6) Given the changes in the capital structure effected in connection with the acquisition of the Predecessor, book value per share amounts for the Predecessor are not presented as they are not considered to be meaningful.
(7) Statement of operations data represents operating data of PiRod for the period from July 24, 1996 (inception) to December 29, 1996. PiRod had no substantive operations for the period July 24, 1996 through August 28, 1996, the date of the acquisition of the Predecessor.

                       COMPARATIVE PER SHARE INFORMATION

   The following table sets forth certain per common share information for ROHN and PiRod on both historical and pro forma combined bases (giving effect to the Merger using the purchase method of accounting) and certain information on an equivalent pro forma combined basis for each share of PiRod class A common stock. See "Unaudited Pro Forma Condensed Combined Financial Statements." No cash dividends have ever been declared or paid on PiRod class A common stock. The information set forth below should be read in conjunction with the historical consolidated financial statements of ROHN and PiRod and the unaudited pro forma condensed combined financial information, including the notes thereto, incorporated by reference or appearing elsewhere in this Proxy Statement/Prospectus.

                                               Per Share of Common Stock
                                               -------------------------
                                                Income     Cash    Book
                                               (Loss)(1) Dividends Value
                                               --------- --------- -----
      ROHN--Historical (2):
        Year ended December 31, 1997..........  $ 0.36     $0.10   $1.10
        Nine months ended September 30, 1998..    0.22       --     1.32
      ROHN--Pro Forma Combined (2)(3):
        Year ended December 31, 1997..........    0.43       --    (0.70)
        Nine months ended September 30, 1998..    0.20       --    (0.33)
      PiRod--Historical (4):
        Year ended December 28, 1997..........   (0.35)      --     0.00
        Nine months ended September 27, 1998..   (2.13)      --     0.00
      PiRod--Equivalent Pro Forma Combined
       (5):
        Year Ended December 28, 1997..........    1.60      0.37   (1.98)
        Nine months ended September 27, 1998..    0.75       --    (1.23)

--------
(1) Income (loss) represents income before extraordinary item presented on a diluted basis.
(2) Historical book value per share information for ROHN as of the end of each period presented is computed by dividing historical stockholders' equity by the number of ROHN shares outstanding at the end of each period presented, excluding common stock equivalents. Pro forma combined book value per share information as of the end of each period presented is computed by dividing pro forma stockholders' equity by the number of ROHN shares outstanding on such dates and the ROHN shares to be issued in the Merger.
(3) The ROHN Pro Forma Combined Income (Loss) per share amounts for the year ended December 31, 1997 and for the nine months ended September 30, 1998 give effect to the Merger as if it had occurred on January 1, 1997.
(4) Historical book value per share information for PiRod as of the end of each period presented is computed by dividing historical stockholders' equity by the number of shares of PiRod class A common stock outstanding at the end of each period presented, excluding common stock equivalents.
(5) Equivalent pro forma combined per share information for PiRod is determined by multiplying the ROHN pro forma combined amounts by 3.7282, the PiRod class A common stock exchange ratio, to represent equivalent per share amounts to stockholders of PiRod.

                       ROHN Per Share Market Information

   ROHN shares are publicly traded in the over-the-counter market under the symbol ROHN on the Nasdaq National Market. The high and low sales prices of ROHN shares on the Nasdaq National Market, as reported by the Dow Jones News Service, were:

                                                                       Dividends
                                                        High    Low    Per Share
                                                       ------ -------- ---------
1997
  First Quarter.......................................  $8    $5 7/8     $--
  Second Quarter...................................... 7 7/8   5 1/4      --
  Third Quarter....................................... 6 7/8   4 1/4      --
  Fourth Quarter......................................   6     4 7/16     .10
1998
  First Quarter....................................... 6 1/4   4 11/16    --
  Second Quarter...................................... 6 1/4   3 3/4      --
  Third Quarter....................................... 4 3/4   1 3/4      --
  Fourth Quarter...................................... 3 7/16  1 13/16    --
1999
  First Quarter (through February   ).................

   The closing price per share of ROHN common stock on the Nasdaq National Market on December 22, 1998, the last business day preceding the public
announcement of the Merger, was $2-27/32, and $     on February   , 1999.

   Shares of PiRod capital stock are not publicly traded.

                                 RISK FACTORS

   Stockholders of ROHN who may wish to retain their ROHN shares, and stockholders of PiRod who receive ROHN shares in the Merger, should consider carefully the risk factors described below, as well as the other information included in this Proxy Statement/Prospectus.

Possible Reduced Liquidity of ROHN Shares

   ROHN's shares are currently quoted on the Nasdaq National Market. If 27,777,777 of ROHN's currently outstanding shares, representing approximately 52.6% of ROHN's outstanding shares, are redeemed pursuant to cash elections, and approximately 7.65 million shares are issued to former PiRod stockholders, ROHN will have approximately 38% fewer shares outstanding after the Merger. Such shares may trade in lesser quantities than now, and the market price for the ROHN shares may be adversely affected by lower liquidity. See "The Merger--Capitalization of ROHN and PiRod and Exchange of Shares" commencing on page 30.

Leverage and Debt Service Requirements

   Upon consummation of the Merger, ROHN will have substantial indebtedness and significant debt service obligations. As of September 30, 1998, on a pro forma basis after giving effect to the Merger and the Financing, ROHN would have had total long-term indebtedness, including current maturities, of $166.5 million and a deficit in stockholders' equity of $10.9 million. The terms of the Financing will permit ROHN and its subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. See "The Merger--Financing" commencing on page 28.

   ROHN's high degree of leverage could have important consequences to ROHN's stockholders, including

  . a substantial portion of ROHN's cash provided from operations will be committed to the payment of debt service and will not be available to ROHN for other purposes

  . ROHN's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited, and

  . ROHN levels of indebtedness may limit its flexibility in reacting to changes in its business environment.

   ROHN's ability to pay principal and interest on the Financing and to satisfy its other debt obligations will depend upon the future operating performance of ROHN, PiRod and their subsidiaries, which will be affected by prevailing economic conditions in the markets served and financial, business and other factors, certain of which are beyond their control, as well as the availability of borrowings under the Financing or successor facilities. ROHN may be required to refinance all or a portion of its indebtedness incurred under the Financing at or prior to maturity, or sell assets or seek to raise additional equity capital. No assurance can be given that any such debt or equity financing will be available to ROHN on acceptable terms, if at all.

Significance of Telecommunications Industry Success to ROHN

   The success of the PCS and cellular build-outs, as well as other elements of the telecommunications industry, are essential to the future growth of ROHN. See "Business of ROHN--General" and "--Telecommunications Equipment Market" commencing on page 40.

Principal Stockholders

   The Trust has advised ROHN that it intends to elect conversion of all of its 29,348,051 ROHN shares into cash. After consummation of the Merger, the Trust will own between approximately 5% and 43% of ROHN's outstanding common stock (depending on the number of other ROHN stockholders electing cash and assuming that there is cash available to convert the maximum of 27,777,777 ROHN shares into cash) and former PiRod stockholders will own approximately 23%. In addition, the former PiRod stockholders will have the right to acquire additional ROHN shares pursuant to currently exercisable warrants. While the Trust's percentage will be less than the majority of ROHN's outstanding stock it currently owns, depending upon the level of the Trust's ownership of ROHN shares following the Merger, the Trust will continue to have substantial representation on the Board of Directors of ROHN and will have substantial influence over its corporate and management policies, including decisions relating to any mergers or acquisitions of ROHN, sales of all or substantially all of its assets or other significant corporate transactions. ROHN, the Trust and the PiRod stockholders have entered into the ROHN Stockholders Agreement, which provides, among other things, that: (i) ROHN will nominate, and the Trust and the PiRod stockholders will vote for the election of, directors in accordance with the agreement (initially, the Trust will designate four directors and the principal PiRod stockholders will designate two directors), (ii) the Trust and the PiRod stockholders will have certain rights upon sales of ROHN shares, (iii) the Trust and the PiRod stockholders will not transfer ROHN shares, with certain limited exceptions, prior to the first anniversary of the Merger, without the consent of the Trust and the principal PiRod stockholders, and (iv) as long as either the Trust or the principal PiRod stockholders own beneficially at least 10% of ROHN's shares, ROHN will not take certain actions without such party's consent, including the adoption of a shareholder rights plan or certain by-law amendments and the entry into certain change in control provisions. See "The Merger--Management of ROHN after the Merger; ROHN Stockholders Agreement" on page 31.

Competition

   Most of ROHN's and PiRod's products are sold in highly competitive markets. ROHN and PiRod compete throughout the world with a significant number of companies of varying sizes in a wide variety of markets, on the basis of quality, price, reliability, availability and service. Competitive pressures or other factors could cause ROHN to lose market share or could result in significant price erosion, either of which could have a material adverse effect upon ROHN's results of operations, both before and after the Merger. See "Business of ROHN--Competition" on page 42.

Fraudulent Transfer Considerations

   A significant portion of the proceeds of the Financing will be distributed to ROHN stockholders in the Merger. Under fraudulent transfer law, if a court were to find in a lawsuit by an unpaid creditor or representative of creditors of ROHN that ROHN received less than fair consideration or reasonable equivalent value for incurring the indebtedness incurred in the Financing, and, at the time of such incurrence, ROHN

  . was insolvent or was rendered insolvent by reason of such incurrence

  . was engaged or about to engage in a business or transaction for which its remaining property constituted unreasonably small capital, or

  . intended to incur, or believed it would incur, debts beyond its ability to pay as such debts mature, then a court could, among other things, void all or a portion of the ROHN's obligations under the Financing and/or subordinate ROHN's other obligations to the Financing, one effect of which would be to create a default under the Financing, and another of which might be to permit ROHN's creditors (other than those who are parties to the Financing) to seek return of cash distributed to ROHN stockholders in the Merger. The measure for insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies, depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all of its liabilities were greater than the value of all of its property at a fair valuation, or if the present fair saleable value of the debtor's assets were less than the amount required to repay its probable liability on its debts as they become absolute and mature. There can be no assurance as to what standard a court would apply in order to determine solvency.

   Management of ROHN believes that the Financing is being incurred without the intent to hinder, defraud or delay creditors, for proper purposes and in good faith. Management believes that ROHN will receive equivalent value at the time the indebtedness under the Financing is incurred. As of September 30, 1998, after giving pro forma effect to the Merger and the application of the proceeds of the Financing, ROHN would have a deficit in stockholders' equity of approximately $10.9 million. See pp. 52 to 59. Management believes that, although a significant portion of the net proceeds from the Financing will be distributed to ROHN's stockholders, for purposes of the Federal Bankruptcy Code and state fraudulent transfer or conveyance laws, ROHN is, and after incurrence of the Financing and the application of the proceeds thereof, will be, solvent, that it will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. These beliefs are based upon ROHN's and PiRod's operating history, management's analysis of cash flows, the estimated fair value of ROHN's and PiRod's assets and their estimated liabilities after giving effect to the Merger and the application of the proceeds from the Financing, and the utilization of an outside, expert adviser on solvency matters. As a result of the uncertainty of the application of fraudulent transfer or conveyance law in transactions similar to the Merger, there can be no assurance that a court passing on any of the foregoing issues would agree with management's views.

Risks Associated with Merger

   Although the ROHN Board of Directors has determined that the Merger is fair to, and in the best interests of, ROHN stockholders, all business combinations, including the Merger, also include risks and disadvantages. With respect to the Merger, potential risks and disadvantages to ROHN stockholders identified by the ROHN Board of Directors and management include the difficulties inherent in combining and integrating the two corporations, including management and employee staffs and manufacturing, distribution and customer service operations and the potential distraction of management caused by completing the transaction and integrating the companies.

                                  INTRODUCTION

General

   This Proxy Statement/Prospectus is being furnished to stockholders of ROHN in connection with the solicitation by the Board of Directors of ROHN of proxies for use at an annual meeting of ROHN stockholders to be held on Monday,
March 22, 1999, at 10:00 a.m., Chicago time, at                , Chicago,
Illinois, and at any adjournments or postponements (the "Meeting"). It is also being furnished to stockholders of PiRod as a prospectus for the ROHN shares to be issued to PiRod stockholders in the Merger.

   At the Meeting, ROHN stockholders will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of December 22, 1998 (the "Merger Agreement"), between ROHN and PiRod, providing for the merger (the "Merger") of PiRod into ROHN and the conversion of shares of PiRod common stock into shares of ROHN common stock, and the conversion of shares of ROHN common stock, at the election of the holder, into the right to receive $3.78 in cash per share, subject to proration. The maximum number of ROHN shares to be cashed out will be determined by dividing the cash available from borrowings and cash on hand by $3.78, but in no event will more than 27,777,777 shares (approximately 52.6% of the outstanding ROHN shares) be so cashed out. The Trust has announced its intention to elect cash for all of its 29,348,051 ROHN shares (approximately 55.5% of those outstanding). If it does so and the Merger occurs, there will be proration of the available cash among all stockholders electing cash, with any non-cashed ROHN shares retained. Upon consummation of the Merger, each share of PiRod class A common stock outstanding immediately prior to the Merger will be converted into 3.7282 ROHN shares, and each share of PiRod class L common stock will be converted into 61.6859 ROHN shares. See "The Merger--Capitalization of ROHN and PiRod and Exchange of Shares." The Boards of Directors of each of ROHN and PiRod have unanimously approved the Merger and the Merger Agreement.

   At the meeting, ROHN stockholders will also vote on the election of directors and the approval of ROHN's 1999 Stock Option Plan (the "Option Plan").

   ROHN did not hold an annual meeting of stockholders in 1998.

Record Date; Voting Rights; Vote Required

   The close of business on February 1, 1999 (the "Record Date") has been fixed as the record date for determination of the ROHN stockholders who are entitled to notice of, and to vote at, the Meeting. As of the Record Date, there were [52,846,009] ROHN shares outstanding. The holders of record on the Record Date of ROHN shares are entitled to one vote per share on each matter submitted to a vote at the Meeting. The presence at the Meeting, in person or by proxy, of the holders of a majority of the outstanding ROHN shares entitled to vote constitutes a quorum for the transaction of business. Under the Delaware General Corporation Law ("DGCL"), the affirmative vote of the holders of a majority of the outstanding ROHN shares is required for approval and adoption of the Merger Agreement. Election of directors is by plurality vote, and approval of the Option Plan requires the affirmative vote of the majority of the shares voted at the Meeting. Approval of the Merger Agreement by PiRod's stockholders requires the affirmative vote of a majority of the outstanding shares; such vote is expected to be obtained. The holders of more than a majority of the outstanding shares of each of ROHN and PiRod (subject to certain conditions) have granted the other company the right to vote their shares for the Merger, which is more than the required vote for approval. See "The Merger--Voting Agreements."

Proxy Solicitation

   All properly completed proxies received at or prior to the Meeting which have not been revoked will be voted at the Meeting in accordance with the instructions contained therein. Proxies solicited by the Board of

Directors of ROHN which contain no instructions regarding the proposals specified in the form of a proxy will be voted

  .FOR the approval and adoption of the Merger Agreement

  .FOR the election of all directors, and

  .FOR approval of the Option Plan.

   If any other matters are brought before the Meeting and submitted to a vote, all proxies solicited by the Board of Directors of ROHN will be voted in accordance with the judgment of the persons voting the proxies. Execution and delivery of a proxy will not prevent a stockholder from attending the Meeting and voting in person. A stockholder who has executed and returned a proxy may revoke it at any time before it is voted, but only by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of ROHN bearing a later date than the proxy or by attending the Meeting and voting in person. Attendance at the Meeting will not by itself revoke a proxy.

   If a quorum is not obtained, or fewer shares are voted in favor of approval and adoption of the Merger Agreement than the number required for approval and adoption, the Meeting may be adjourned for the purpose of obtaining additional proxies for votes in favor of the proposal or for any other purpose, and, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original meeting (except for any proxies which have effectively been revoked or withdrawn), even if they had been effectively voted on the same or any other matter at a previous meeting.

   A proxy submitted by a stockholder may indicate that all or a portion of the ROHN shares represented by such proxy are not being voted by such stockholder with respect to a particular matter. This could occur, for example, when a broker is not permitted to vote shares held in street name on certain matters in the absence of instructions from a beneficial owner. The shares subject to any such proxy which are not being voted with respect to a particular matter (the "non-voted shares") will be considered shares not present and not entitled to vote on such matter, although such shares may be considered present and entitled to vote for other purposes and will count for purposes of determining the presence of a quorum. ROHN's bylaws provide that shares voted to abstain will be counted as present for purposes of determining a quorum but will not be included in calculating the number of votes on any question. Non-voted and abstaining shares will have the effect of "No" votes on Proposal 1--The Merger and will have no effect on Proposal 2--Nominees for Director and Proposal 3-- Approval of the 1999 Stock Option Plan.

   The cost of solicitation of the stockholders of ROHN will be paid by ROHN. Such cost includes the reimbursement of banks, brokerage firms, nominees, fiduciaries and other custodians for expenses of forwarding solicitation materials to beneficial owners of shares. In addition to the solicitation of proxies by use of mail, the directors, officers and employees of ROHN may solicit proxies personally or by telephone, telegraph or facsimile transmission. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

                                 PROPOSAL 1 --
                                   THE MERGER

   The description of the Merger Agreement set forth below is not complete. It is attached as Appendix A to this Proxy Statement/Prospectus.

General

   ROHN will be the surviving corporation in the Merger and will hold and own all properties, assets and liabilities of ROHN and PiRod. As a result of the Merger, the stockholders of PiRod, a Delaware corporation, will become stockholders of ROHN, also a Delaware corporation.

Background of the Merger

   In March of 1998, the UNR Asbestos-Disease Claims Trust (the "Trust"), the owner of approximately 55.5% of the common stock of ROHN, determined to seek a merger, sale of shares or other transaction that would involve disposition by the Trust of all of its shares of ROHN for cash. On March 27, 1998, the Trust engaged Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as its exclusive financial adviser with respect to the sale of all or a portion of the Trust's shares or sale of the entire company. ROHN agreed to also engage DLJ, to pay the fees of DLJ and to indemnify DLJ if the Board of Directors of ROHN approved a merger or other transaction involving the ROHN shares not owned by the Trust.

   During April 1998 DLJ prepared a Confidential Information Memorandum concerning ROHN, and in May, DLJ began contacting 86 potentially interested parties with respect to a possible sale of ROHN. Fifty-one firms expressed an interest in receiving further information. These firms were required to sign a confidentiality agreement and received a copy of the Confidential Information Memorandum. DLJ established July 2, 1998, as the date for submission of preliminary non-binding indications of interest. Eight potential buyers submitted preliminary indications which ranged in value from a low of $3.25 per ROHN share to a high of $5.75 per ROHN share. On July 9, 1998, DLJ presented a summary of the proposals to the Board of Directors of ROHN and to representatives of the Trust. Based upon, among other things, DLJ's analysis of the proposals submitted, five potential buyers were invited to receive presentations by ROHN management and to conduct preliminary due diligence. Management presentations were made to those parties during the period between July 29, 1998 and August 13, 1998.

   The interested parties were requested to submit final bids on August 31, 1998. Two potential buyers, Bain Capital, Inc. ("Bain") and one other firm ("Company A") submitted proposals. Bain submitted a proposal under which PiRod, an affiliate of Bain, would merge with and into ROHN. Under the Bain proposal, ROHN stockholders would receive $84 million in cash and $126 million in common stock in exchange for their shares and PiRod stockholders would receive stock in the surviving corporation. The valuation of PiRod was based on an enterprise value of $83.5 million. The Bain proposal valued the equity securities of ROHN at approximately $210 million, or $3.97 per share. Under the Bain proposal, the new company would incur approximately $154 million of senior debt. Company A expressed a continuing interest in submitting a final bid at a valuation between $3.30 and $4.00 per share, but indicated that its final proposal would not be submitted until later in September.

   On September 3, 1998, a third firm ("Company B") submitted a proposal. The Company B proposal contemplated a merger of ROHN with an operating company in a business similar to ROHN. Under this proposal, ROHN stockholders would receive a combination of stock and cash which Company B stated would be valued at $4.00 per share.

   On September 3, 1998, the Board of Directors of ROHN met and received a report from DLJ concerning the bid process. ROHN's Board reviewed the bids received and discussed alternatives to the sale of ROHN, including a leveraged recapitalization through either a high yield debt offering or senior bank debt. At the conclusion of the meeting, the Board of ROHN directed DLJ to continue discussions with the bidders and to obtain further details concerning the respective proposals and also to further explore a leveraged recapitalization.

   During the month of September 1998, DLJ held discussions with the three bidding parties concerning their proposals. On September 25, 1998, Company A submitted a proposal for a leveraged recapitalization of ROHN under which Company A would acquire approximately 97% of the outstanding shares of ROHN at a purchase price valued by Company A at $3.75 per share. The purchase price would consist of $3.20 in cash and $0.55 in the form of a new issue of preferred stock carrying a semi-annual dividend of 10% per annum in additional shares of preferred stock. In the event the preferred stock was not redeemed within 18 months, a special dividend of $5.0 million in the form of additional shares of preferred stock would be paid ratably to the then holders of the preferred stock.

   On September 28, 1998, the ROHN Board of Directors and a trustee of the Trust met and received a further presentation from DLJ concerning the Company A, Company B and Bain proposals. DLJ also discussed a recapitalization of ROHN with either high-yield debt or senior bank debt. DLJ presented an analysis of each of these alternatives. DLJ also presented a valuation analysis of ROHN using various valuation methodologies. DLJ representatives stated that they believed the firm would be prepared to provide a fairness opinion concerning sale of ROHN at a level of $3.75 per share in cash. The Board directed DLJ to continue discussions with bidding parties and to seek an all-cash offer of $3.75 per share. The Board also requested DLJ to conduct further analysis on the leveraged recapitalization alternative. After the conclusion of the Board meeting on September 28, 1998, a revised proposal was received from Company B to acquire ROHN in a cash tender offer for all of the outstanding shares at a price of $3.00 per share. That transaction was to be financed through an equity investment by Company B of $50 million and by bank loans.

   During the month of October 1998, DLJ continued discussions with Company A concerning its proposal, which included negotiations concerning the terms of its preferred stock component. During this period, Company A also continued conducting due diligence on ROHN, and its attorneys began negotiations with ROHN's attorneys concerning transaction documents.

   On October 15, 1998, Company B submitted a second revised offer, proposing a cash tender offer for all of the outstanding common stock of ROHN at a price of $3.25 per share. This proposal was to be financed through an equity investment of $60 to $70 million by Company B and bank debt.

   On October 22, 1998, ROHN issued third quarter earnings, reporting an increase in sales and net income. However, ROHN also reported that industry-wide softness for telecommunications towers, due in part to the continued slowness in the domestic buildout for PCS systems, had impacted the pricing for towers. ROHN also lowered its internal forecast of financial results for the fourth quarter of 1998 and for the full year ending December 31, 1998.

   On October 27, 1998, Bain submitted a revised proposal for a recapitalization of ROHN which valued the equity securities of ROHN at approximately $200 million. Under this proposal, PiRod would merge into ROHN and ROHN stockholders would receive cash and retain common stock of ROHN. PiRod stockholders would receive common stock of ROHN in exchange for their PiRod shares. The cash portion of the merger consideration to be received by the ROHN stockholders would total $160 million. The allocation of common stock of ROHN as the surviving corporation would be pursuant to a fixed ratio based on a pre-transaction equity valuation of $200 million for ROHN and $30 million for PiRod, with $50 million of equity to be issued to new investors. The ROHN stockholders would be given the option to elect to receive more cash or common stock than they would receive based on a pro rata allocation of cash and common stock. The transaction was to be financed by ROHN's incurrence of $168 million of new senior debt, the rolling over of approximately $12 million of PiRod existing debt and the raising of $50 million in new common equity.

   On October 28, 1998, Company A advised DLJ that it was reducing its offer based upon ROHN's revised forecast of financial results. Under the revised proposal, Company A would acquire approximately 97% of the outstanding shares of ROHN at a purchase price valued by Company A at $2.79 per share, comprised of approximately $2.38 in cash and approximately $0.41 in the form of a new issue of registered preferred stock to be issued by ROHN.

   On November 3, 1998, ROHN's Board met and received a report and analysis from DLJ concerning the revised proposals. DLJ reported that a revised proposal would also be submitted by Bain, the structure of which would be similar to its previous proposal, and would value ROHN shares at $3.78. Management of ROHN provided a preliminary analysis concerning synergies that could be achieved by combining ROHN and PiRod. The Board directed DLJ to obtain additional details regarding the Bain proposal and to conduct further analysis. DLJ also advised the Board that high yield bond or bank financing for a self-recapitalization did not appear to be a positive alternative for ROHN at the time.

   On November 4, 1998, Bain submitted a revised written proposal. This revised proposal valued the equity securities of ROHN at $200 million, or $3.78 a share, and proposed that an aggregate of $120 million would be available to fund the cash portion of the merger consideration. The allocation of common stock would be pursuant to a fixed ratio based on a pre-transaction equity valuation of $200 million for ROHN and $30 million for PiRod. After the merger, the ROHN stockholders would own 72.7% of the surviving corporation and PiRod stockholders would own 27.3%. The transaction would be financed by ROHN's incurring approximately $178 million of new senior indebtedness and the rollover of $12 million of PiRod existing subordinated indebtedness.

   On November 15, 1998, representatives of Bain, certain trustees of the Trust and the Chief Executive Officers of PiRod and ROHN met to discuss the proposed transactions. The possible terms of a stockholders agreement between Bain and the Trust were also discussed.

   On November 16, 1998, the ROHN Board of Directors met, and DLJ presented a report concerning the details of Bain's November 4 proposal. During this meeting, management also provided a further analysis of the efficiencies and synergies that could be achieved by combining ROHN and PiRod. The Board authorized management to proceed with due diligence with respect to the proposed Bain transaction and the negotiation of a merger agreement and related documents.

   On November 20, 1998, ROHN and the Trust agreed with Bain and PiRod that for a period commencing on November 20 and ending on December 15, 1998, neither ROHN nor the Trust would solicit offers for sale or discuss a possible merger, sale or other similar transaction with any other party or provide information to any other party in that connection unless a proposal was received that could reasonably be expected to lead to a proposal superior to that proposed by Bain. That agreement was extended to December 31, 1998.

   During the period of November 20, 1998 to December 22, 1998, both ROHN and PiRod conducted due diligence reviews of each other and they and their respective advisers negotiated the terms of definitive agreements concerning the proposed transaction. The Trust and Bain and their advisers also negotiated the terms of the Trust Voting Agreement and the ROHN Stockholders Agreement. On December 21 and December 22, 1998, the ROHN Board of Directors met. During that meeting, the ROHN Board of Directors received a presentation from DLJ concerning the negotiated terms of the Bain proposal, an overview of PiRod, a valuation of ROHN and a prospective valuation of the stock of the combined companies. At the conclusion of the meeting, the Board unanimously approved, and recommended stockholder approval of, the Merger Agreement and related agreements and documents.

Recommendation of ROHN's Board of Directors; ROHN's Reasons for the Merger

   The Board of Directors of ROHN believes that the Merger is in the best interests of ROHN and its stockholders. Accordingly, the Board of Directors of ROHN has approved the Merger Agreement and unanimously recommends that ROHN's stockholders approve the Merger Agreement.

   The Merger Agreement provides ROHN stockholders with two choices: (1) to elect to receive $3.78 in cash ("Cash Consideration") per share for each share of ROHN common stock submitted with an Election Form, subject to proration as provided in the Merger Agreement in the event that the number of ROHN shares so submitted exceeds 27,777,777 or such lesser number of shares permitted by
Section 1.6.4 of the Merger Agreement, see "The Merger--Capitalization of ROHN and PiRod and Exchange of Shares"; or (2) to retain ROHN Shares. The Board takes no position on the choice that should be made by ROHN stockholders. That election will depend on the circumstances and investment objectives of each individual stockholder. In reaching its determination to approve the Merger and the Merger Agreement, including the election provided to stockholders, the ROHN Board of Directors consulted with its financial adviser and ROHN management and considered a number of factors, which are discussed below.

   The cash election option would allow ROHN stockholders to receive cash for their shares, subject to proration, at a premium over recent market price levels of ROHN common stock prior to the announcement and signing of the Merger Agreement, without incurring transaction costs. Based on the closing price of ROHN common stock on December 22, 1998, the last trading day before such announcement, the premium represented by the Cash Consideration was approximately 33% over the closing price of ROHN common stock on such trading date, and approximately 37% over the average closing price of ROHN common stock for the 90 trading days prior to the date of the announcement. DLJ, ROHN's financial adviser, delivered an opinion to the Board that, as of December 22, 1998 and based on and subject to the matters referred to in its opinion, the Cash Consideration to be paid for shares of ROHN common stock and/or the shares of ROHN common stock retained by ROHN stockholders (the "Consideration Package") are fair to ROHN's stockholders from a financial point of view. See "--Opinion of ROHN's Financial Adviser." Factors that individual ROHN stockholders may wish to consider in determining whether to elect the Cash Consideration include: the original cost of their shares, the tax basis of their shares, their tax situation and their investment objectives. See "-- Certain Federal Income Tax Consequences."

   ROHN stockholders who elect to retain all or part of their ROHN shares and ROHN stockholders who retain some portion of their shares as a result of proration under the Cash Consideration option will retain some or all, as the case may be, of their shares in ROHN, the surviving corporation in the Merger. The ROHN Board believes that the Merger will provide ROHN stockholders with a financially attractive opportunity for continued equity participation in a larger combined enterprise focused on the telecommunications infrastructure market.

   In reaching its determination to approve and adopt the Merger Agreement, the ROHN Board of Directors considered a number of factors and the potential synergies that would result from a merger with PiRod. The ROHN Board of Directors considered, among other things:

  . the value of the Cash Consideration to be received by ROHN stockholders, including the fact that the Cash Consideration represents a premium of approximately 33% over the closing price of ROHN common stock on the last trading day before announcement of the Merger and approximately 37% over the average closing price of ROHN common stock for the 90 trading days prior to the date of the announcement

  . the terms of the Merger, including

   . the amount and form of consideration to be received by ROHN stockholders

   . the structure of the Merger permitting ROHN stockholders to elect cash for all or part of their shares on a capital gains tax basis, or to retain on a tax-free basis their shares in a larger combined business, and

   . the Merger Agreement provisions permitting ROHN to furnish information to, and enter into discussions and negotiations with, and accept an alternative offer from, a party other than PiRod provided that the Board of Directors of ROHN determines in good faith, after consultation with its legal and financial advisers, that such proposal is superior to the Merger

  . the results of operations, financial conditions and businesses of ROHN and PiRod, both on an historical and prospective basis giving effect to the Merger, the contemplated efficiencies resulting from the Merger and their respective business plans, and certain of the respective risks involved in meeting such plans

  . other efforts to sell the Trust's shares of ROHN common stock and to sell
    ROHN as an entirety

  . the relative attractiveness of the Merger compared to alternatives and the expressed desire of the Trust to pursue the Merger

  . the complementary nature of the product lines of ROHN and PiRod, and their respective customer bases

  . the potential synergies and efficiencies flowing from combination of the two companies, including combining certain engineering, manufacturing, sales, marketing and administrative functions

  . the larger combined enterprise resulting from the Merger, with the addition of PiRod's experienced management, technical expertise and customer service capabilities

  . the opinion of DLJ that the Consideration Package is fair, from a financial point of view, to ROHN stockholders and the financial analysis conducted by DLJ in reaching its opinion, and

  . the views of ROHN's management.

   In reaching the decision to approve the Merger Agreement, the ROHN Board was most strongly influenced by the amount and form of consideration which ROHN stockholders could elect, the relative attractiveness of the Merger compared to alternatives and the Trust's expressed desire to pursue the Merger, the historic and prospective financial positions, business and competitive positions of ROHN and PiRod, their respective business plans and forecasts and certain of the respective risks involved in meeting such forecasts, and the views of ROHN's management and financial adviser.

   In view of the wide variety of factors considered by ROHN's Board of Directors in connection with its evaluation of the Merger, the ROHN Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to those factors. Although ROHN's Board did not reach specific conclusions regarding any of the above individual factors, on balance each such factor positively affected the ROHN Board's decision to approve the Merger.

   FOR THE REASONS DISCUSSED ABOVE, THE ROHN BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE IN THE BEST INTERESTS OF ROHN AND ITS STOCKHOLDERS. ACCORDINGLY, THE ROHN BOARD OF DIRECTORS RECOMMENDS THAT ROHN STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

Opinion of ROHN's Financial Adviser

   DLJ was retained by ROHN to act as its financial adviser in connection with the Merger. In connection with such engagement, ROHN requested that DLJ evaluate the fairness, from a financial point of view, of the consideration to be received and/or retained by ROHN's shareholders in the Merger. On December 22, 1998, DLJ delivered its written opinion (the "DLJ Opinion") to ROHN's Board of Directors that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Consideration Package to be received and/or retained by the holders of ROHN shares pursuant to the Merger Agreement was fair to such holders from a financial point of view. For purposes of the DLJ Opinion, the "Consideration Package" was defined as the cash consideration payable to holders of ROHN shares in the Merger plus the portion of ROHN shares to be retained by such holders in the Merger.

   In arriving at the DLJ Opinion, DLJ reviewed the draft dated December 17, 1998 of the Merger Agreement, as well as the draft dated December 16, 1998 of the Trust Voting Agreement, and the draft dated December 17, 1998 of the PiRod Shareholders Voting Agreement. DLJ also reviewed financial and other information that was publicly available or furnished to it by ROHN and PiRod, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of ROHN for the period beginning January 1, 1998 and ending December 31, 2002 prepared by the management of ROHN and certain financial projections of PiRod for the period beginning January 1, 1998 and ending December 31, 2002 prepared by the management of PiRod and certain financial projections for the combined company for the period beginning January 1, 1998 and ending December 31, 2002 prepared by the managements of ROHN and PiRod. In addition, DLJ compared certain financial and securities data of ROHN and certain financial data of PiRod with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of ROHN shares, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of the DLJ Opinion.

   In rendering its opinion, DLJ relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by ROHN and PiRod and their respective representatives, or that was otherwise reviewed by it. In particular, DLJ relied upon the estimates of the management of ROHN of the operating synergies achievable as a result of the Merger. With respect to the financial projections supplied to it, DLJ assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of (i) ROHN and PiRod as to the future operating and financial performance of ROHN and PiRod, respectively, and (ii) the managements of ROHN and PiRod as to the future operating and financial performance of the combined company. In addition, DLJ assumed that $105 million will be available to be paid out to holders of ROHN shares pursuant to the cash election and that such amount will have been so paid out. DLJ did not assume any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by it.

   The DLJ Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of the DLJ Opinion. Although subsequent developments may affect the DLJ Opinion, DLJ does not have any obligation to update, revise or reaffirm the DLJ Opinion. However, if the cash available for distribution to ROHN stockholders in the Merger is less than $105 million at the Effective Time, it is a condition to ROHN's obligation to consummate the Merger that ROHN and the Trust receive a DLJ fairness opinion as of the date of the Effective Time. See "The Merger--Capitalization of ROHN and PiRod and Exchange of Shares" and "--Conditions for Merger and Other Provisions." The DLJ Opinion was prepared for ROHN's Board of Directors and was directed only to the fairness from a financial point of view of the Consideration Package to be received and/or retained by ROHN shareholders. DLJ did not express any opinion as to what the value of the ROHN shares will be at the time of the consummation of the Merger nor did DLJ express any opinion as to the price at which ROHN shares will trade at any time (whether before or after consummation of the Merger and whether or not the Merger is consummated). DLJ was not asked to, and the DLJ Opinion does not, address the relative merits of the Merger and the other business strategies being considered by ROHN's Board of Directors, nor does it address the Board's decision to proceed with the Merger. The DLJ Opinion does not constitute a recommendation to any holders of ROHN shares as to how such holders of ROHN shares should vote on the Merger. The DLJ Opinion expresses no opinion as to the allocation of the consideration to be received or retained by ROHN shareholders or any related tax implications. No other limitations were imposed by ROHN on DLJ with respect to the investigation made or procedures followed by DLJ in rendering its opinion.

   THE FULL TEXT OF THE DLJ OPINION WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY DLJ IS ATTACHED HERETO AS APPENDIX C. HOLDERS OF ROHN SHARES ARE URGED TO READ THE

DLJ OPINION CAREFULLY AND IN ITS ENTIRETY. THE DLJ OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION PACKAGE FROM A FINANCIAL POINT OF VIEW, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER. THE SUMMARY OF THE DLJ OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

   In connection with its opinion, DLJ performed a variety of financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the principal elements of the analyses performed by DLJ. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the Merger and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized below, DLJ has indicated to the Board of Directors of ROHN that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion.

   In connection with its analyses, DLJ made numerous assumptions with respect to ROHN, PiRod, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ROHN and PiRod. Accordingly, the analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect prices at which businesses or securities actually may be sold. Therefore, such analyses and estimates are inherently subject to substantial uncertainty. The DLJ Opinion and underlying financial analyses were only one of the many factors considered by the ROHN Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the view of the ROHN Board of Directors with respect to the Consideration Package or the Merger.

 Comparable Publicly Traded Company Analysis

   DLJ analyzed selected historical and projected operating information, stock market data and financial ratios for certain publicly traded companies that DLJ deemed to be comparable to ROHN (the "Public Comparables"). The Public Comparables are: (i) Valmont Industries; and (ii) Andrew Corporation. DLJ analyzed the equity value of each of the Public Comparables (using stock prices as of December 17, 1998), measured as a multiple of selected financial data, and the enterprise value of each of the Public Comparables (enterprise value defined as being equity value plus long-term debt plus the liquidation preference of the preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments), measured as a multiple of selected financial data. In examining the Public Comparables, DLJ analyzed the enterprise value of the companies as a multiple of each company's latest twelve month ("LTM") revenues, LTM earnings before interest, taxes depreciation and amortization ("EBITDA") and LTM earnings before interest and taxes ("EBIT") and then applied those same multiples to ROHN's: (i) LTM revenues, LTM EBITDA and LTM EBIT; (ii) 1998 estimated revenues, 1998 estimated EBITDA and 1998 estimated EBIT; and (iii) fourth quarter 1998 estimated revenues annualized, fourth quarter 1998 estimated EBITDA annualized and fourth quarter 1998 estimated EBIT annualized.

   DLJ's analysis of the enterprise value as a multiple of: (i) revenues yielded a range of multiples of 0.8x to 1.6x with an average of 1.2x; (ii) EBITDA yielded a range of multiples of 6.8x to 6.9x with an average of 6.9x; and (iii) EBIT yielded a range of multiples of 8.4x to 8.9x with an average of 8.7x.

   Based on the results of the Public Comparables analysis, DLJ arrived at a valuation range of $3.24 per share to $3.93 per share, representing enterprise value multiples of 6.8x fourth quarter 1998 estimated annualized EBITDA to 6.9x LTM EBITDA, respectively.

 Comparable M&A Transaction Analysis

   DLJ reviewed five selected acquisitions involving companies which DLJ deemed to be comparable to ROHN (the "M&A Transactions"). The M&A Transactions are:
(i) Baker Capital Corp. / Fort Worth Tower; (ii) Bain Capital, Inc. / PiRod Holdings; (iii) Thomas & Betts Corporation / Augat, Inc.; (iv) Textron, Inc. / Elco Industries, Inc.; and (v) Valmont Industries / Microflect Company. In examining these acquisitions, DLJ analyzed the enterprise value of the companies as a multiple of each company's LTM EBITDA and then applied those same multiples to ROHN's: (i) LTM EBITDA; (ii) 1998 estimated EBITDA; and (iii) fourth quarter 1998 estimated EBITDA annualized.

   DLJ's analysis of the enterprise value as a multiple of EBITDA yielded a range of multiples of 6.7x to 8.8x with an average of 7.6x.

   Based on the results of the M&A Transactions analysis, DLJ arrived at a valuation range of $3.16 per share to $5.07 per share, representing enterprise value multiples of 6.7x fourth quarter 1998 estimated EBITDA annualized to 8.8x LTM EBITDA, respectively.

   No company, transaction or business used in the "Comparable Publicly Traded Company Analysis" or the "Comparable M&A Transaction Analysis" is identical to ROHN, PiRod or the Merger. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operation characteristics and other factors that could affect the acquisition, public trading or other values of the Public Comparables, the M&A Transactions or the business segment, company or transaction to which they are being compared.

 Discounted Cash Flow Analysis--ROHN Standalone

   DLJ performed a discounted cash flow ("DCF") analysis based on base case projections provided by ROHN for the years ending December 31, 1999 through December 31, 2002. The projections for ROHN represent ROHN's standalone projections prepared by ROHN management. DLJ applied a range of discount rates of 11.0% to 13.0% and terminal multiples of 5.25x to 6.25x and discounted the cash flow stream back to December 31, 1998.

   Based on the results of the discounted cash flow analysis, DLJ arrived at a valuation range of $3.67 per share to $4.52 per share, representing EBITDA multiples and discount rates of 5.25x and 13% to 6.25x and 11.0%, respectively.

 Discounted Cash Flow Analysis -- Combined Company

   DLJ performed a DCF analysis based on base case projections provided by ROHN and PiRod for the years ending December 31, 1999 through December 31, 2002. The projections for ROHN represent ROHN's standalone projections prepared by ROHN management. The projections for PiRod represent PiRod's standalone projections prepared by PiRod management. The projections assume that the combined company realizes synergies of $2.7 million in 1999 and $7.8 million in all years thereafter. In addition, the projections assume that there are $4.0 million of cash costs to cover severance and moving costs in 1999. DLJ applied a range of discount rates of 11.0% to 13.0% and terminal multiples of 6.0x to 8.0x and discounted the cash flow stream back to December 31, 1998.

   Based on the results of the discounted cash flow analysis, DLJ arrived at a valuation range of $4.86 per share to $8.26 per share, representing EBITDA multiples and discount rates of 6.0x and 13.0% to 8.0x and 11.0%, respectively.

 Premiums Paid Analysis

   DLJ analyzed premiums paid in 135 other business combinations of similar size ($100 million- $300 million) announced since January 1, 1996. These transactions involved companies that were not necessarily comparable to ROHN or PiRod. DLJ's analysis of these results determined that the median premiums paid 1-day, 1-week and 1-month prior to announcement were 22.3%, 28.9% and 31.6%.

   Based on the results of the premiums paid analysis, DLJ arrived at a valuation range of $3.52 per share to $4.03 per share, representing stock price premiums of 22.3% over the closing sale price of ROHN shares on December 16, 1998 and 31.6% over the closing sale price of ROHN shares on November 17, 1998, respectively.

   Pursuant to the terms of an engagement agreement dated March 27, 1998, ROHN agreed to pay DLJ: (i) a retainer fee of $150,000, payable promptly upon execution of such engagement; and (ii) a fee of $500,000 at the time DLJ delivered to the ROHN Board of Directors the DLJ Opinion. Upon consummation of the Merger, DLJ will receive an additional fee equal to one percent of the aggregate amount of consideration received and/or retained by ROHN shareholders in the Merger less any fees previously paid to DLJ pursuant to clauses (i) and
(ii) of the preceding sentence. In addition, ROHN has agreed to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws.

   In addition to its retention by ROHN, DLJ was retained by the Trust to deliver an opinion to the Trust substantially similar to the DLJ Opinion. DLJ delivered such an opinion to the Trust on December 22, 1998. DLJ is not receiving any additional consideration for the delivery of this opinion.

   ROHN retained DLJ as its financial adviser because it is an internationally recognized investment banking firm that has substantial experience in the industries in which ROHN competes and, through its work for the Trust and otherwise, is familiar with ROHN and its businesses. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   In the ordinary course of business, DLJ and its affiliates may own or actively trade the securities of ROHN for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in ROHN securities. DLJ has performed investment banking and other services for Bain Capital, Inc., owner of approximately 55.0% of the outstanding common stock of PiRod and approximately 13% of the outstanding common stock of the combined company (after giving effect to the Merger), in the past, and has received usual and customary compensation for such services.

Recommendation of PiRod's Board of Directors; PiRod's Reasons for the Merger

   By written consent, dated December 18, 1998, the PiRod Board of Directors unanimously determined that the terms of the Merger Agreement were fair to, and in the best interests of, PiRod and its stockholders and approved and adopted the Merger Agreement. In addition, the PiRod Board of Directors unanimously determined to recommend to the stockholders of PiRod that such stockholders vote to approve and adopt the Merger Agreement. In reaching its determination to approve the Merger, the PiRod Board of Directors concluded that holding ROHN shares represented a more favorable investment opportunity than holding PiRod shares, after taking into account the risks inherent in each investment. In evaluating such investment opportunity, the PiRod Board of Directors considered all relevant factors and information, including

  . the fact that the exchange ratios of 3.7282 and 61.6859 ROHN shares per share of PiRod class A common stock and PiRod class L common stock, respectively, represent an attractive valuation of PiRod

  . the fact that stockholders of PiRod would own, based on the exchange ratios, approximately 23% of the outstanding ROHN shares after giving effect to the Merger

  . the history of the negotiations with ROHN and the belief of the members of the PiRod Board of Directors that the financial terms reflected in the Merger Agreement represented the most attractive financial terms that could be obtained from ROHN

  . the relative attractiveness of the Merger as compared to other alternatives discussed from time to time by the PiRod Board of Directors

  . the importance of size and national scope in achieving a stronger competitive position and profitability

  . the opportunity for stockholders of PiRod to become holders of ROHN shares, which the PiRod Board of Directors believe will afford such stockholders greater long-term liquidity than PiRod shares since the ROHN shares are publicly traded

  . the financial condition, assets, results of operations, business and prospects of PiRod and ROHN and the risks inherent in achieving those prospects (for a discussion of certain such risks, see "Risk Factors")

  . the increased growth potential that may result from a combination of PiRod and ROHN, including as a result of

   . the greater financial stability and strength of the combined company

   . the opportunity through greater marketing resources to raise customer awareness of the combined company and its reputation

   . the greater technical expertise and customer service capabilities of the combined company, and

   . the complementary nature of the product lines of PiRod and ROHN, and their respective customer bases

  . the terms and conditions of the Merger Agreement and the Voting Agreement with the Trust (see
   "--Voting Agreements"), including the nature of the parties' representations, warranties, covenants and agreements (which the PiRod Board of Directors believed would provide reasonably adequate certainty that PiRod would be able to require ROHN to consummate the Merger), as well as the provisions of the Merger Agreement that permit PiRod to consider additional bona fide third party offers to acquire PiRod and permit PiRod to provide information to and negotiate with such parties and, subject to the payment of significant fees and expenses to ROHN and the determination by the PiRod Board of Directors in good faith, after consultation with its legal and financial advisers, that such proposal is superior to the Merger, to terminate the Merger Agreement

  . the terms and conditions of the PiRod Voting Agreement, in which stockholders of PiRod owning approximately 55% of PiRod's shares granted a proxy to ROHN to vote their PiRod shares in favor of the Merger Agreement

  . the regulatory approvals required to consummate the Merger and the prospects for receiving such approvals in a timely manner

  . the advice of Kirkland & Ellis, special counsel to PiRod, that the Merger is expected to be treated as a tax-free reorganization for federal income tax purposes (see "--Certain Federal Income Tax Considerations"), and

  . the risk that the Merger would not be consummated, and the potential adverse effects on PiRod's business, operations and financial condition should it not be possible to consummate the Merger (including adverse effects resulting from the expenses incurred by PiRod in connection with the Merger and the possibility of having to pay termination fees to ROHN, as well as adverse effects resulting from possible loss of customers and employees in reaction to the announcement or as a result of management being distracted from operating the business while working to consummate the Merger).

   The foregoing discussion of the information and factors considered by the PiRod Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the PiRod Board of Directors. In light of the number and variety of information and factors the PiRod Board of Directors considered in connection with its evaluation of the Merger, the PiRod Board of Directors did not find it practicable to, and did not, assign any specific or relative weights to the foregoing factors, and, individual directors may have given differing weights to different factors. For a discussion of the interests of certain members of PiRod's management and the PiRod Board of Directors in the Merger, see "--Interests of Certain Persons in the Merger." The PiRod Board of Directors recognized such interests and determined that such interests neither supported nor detracted from the fairness of the Merger to PiRod's stockholders.

   THE PIROD BOARD OF DIRECTORS HAS APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY A UNANIMOUS VOTE AND BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, PIROD AND ITS STOCKHOLDERS. ACCORDINGLY, THE PIROD BOARD OF DIRECTORS RECOMMENDS THAT PIROD STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT.

Financing

   The total amount of funds required by ROHN in connection with the Merger and related transactions is expected to be approximately $179.3 million, consisting of (i) up to $105.0 million to ROHN stockholders electing cash, (ii) approximately $11.5 million to refinance ROHN's existing indebtedness, (iii) approximately $47.9 million to refinance PiRod's existing indebtedness, and
(iv) approximately $14.9 million to pay estimated fees and expenses (including approximately $1.9 million in prepayment penalties). The proceeds to pay such amounts will be obtained from new senior credit facilities (described below) and cash on hand of ROHN and PiRod of up to $12.8 million.

   On December 21, 1998, J.P. Morgan Securities Inc. ("JPMSI") and Morgan Guaranty Trust Company of New York ("Morgan" or the "Initial Lender") delivered a Commitment Letter (the "Commitment Letter") to PiRod. Pursuant to the Commitment Letter, but subject to the conditions set forth therein, Morgan has agreed to act as administrative agent (in such capacity, the "Agent") for the proposed senior secured term loan and revolving credit facilities aggregating up to $190,000,000 (collectively, the "Facilities"), including (a) an $85.0 million Tranche A term loan, (b) a $75.0 million Tranche B term loan, and (c) a $30.0 million revolving credit facility (the "Revolving Credit Facility"). The Initial Lender intends to syndicate a portion of the Facilities to other banks or financial institutions (together with the Initial Lender, the "Lenders").

   The proceeds of the Facilities will be used (i) to pay up to $105.0 million to ROHN stockholders electing cash, (ii) to refinance an aggregate of approximately $59.4 million of outstanding indebtedness of ROHN and PiRod (and pay premiums in connection therewith of approximately $1.9 million), and (iii) for working capital and general corporate purposes, including the payment of fees and expenses incurred by ROHN and PiRod in connection with the Merger and related transactions; provided, however, that no more than $6.5 million of the revolving credit facility may be used to fund such expenditures described in clauses (i) and (ii) above.

   The Initial Lender's obligations under the Commitment Letter are subject to, among other things, (i) the negotiation and execution of a definitive credit agreement in respect of the Facilities (the "Credit Agreement") and related documents that are satisfactory in form and substance to Morgan, (ii) the satisfactory completion by Morgan of its legal, environmental (including as to asbestos liabilities), and reasonable customer call due diligence with respect to ROHN, PiRod and their respective subsidiaries, (iii) the absence of any material adverse change in the consolidated financial condition, results of operations, business, assets, liabilities or value of ROHN and its subsidiaries taken as a whole or PiRod and its subsidiaries taken as a whole, in each case since December 31, 1997; (iv) Morgan shall not have received, or discovered, new or additional information which is reflective of a material adverse change from that which would have existed if the developments or the disclosures in such newly received or discovered, or additional, information had not occurred or been in existence, and (v) the absence after December 21, 1998 of any material change in or material disruption of financial, bank syndication or capital market conditions (from those in existence on December 21, 1998) that in the good faith judgment of Morgan or JPMSI could reasonably be expected to have a material adverse effect on the syndication of the Facilities.

   The Commitment Letter contemplates that the definitive Credit Agreement will contain terms and conditions which are customary in transactions of this type, including, without limitation, the following:

  . Borrower. The borrower under the Facilities will be ROHN, as the surviving corporation in the Merger (the "Borrower")

  . Tranches. The Facilities will consist of (i) the $85.0 million Tranche A term loan, (ii) the $75.0 million Tranche B term loan, and (iii) the $30.0 million Revolving Credit Facility

  . Interest Rate. Amounts outstanding under the Facilities will bear interest, at the option of the Borrower, at a rate per annum equal to either: (i) the London interbank offered rate (adjusted for reserves) ("LIBOR") or (ii) the Base Rate, in each case, plus an Applicable Margin. The "Base Rate" is defined as the higher of (x) Morgan's prime rate, and
    (y) 0.50% per annum over the federal funds rate

   The Applicable Margin for each of the Tranche A term loan and the Revolving Credit Facility is initially fixed at 3.00% for LIBOR loans and 2.00% for Base Rate Loans. The Applicable Margin for the Tranche B term loan is initially fixed at 3.75% for LIBOR loans and 2.75% for Base Rate Loans. Such Applicable Margins will be subject to adjustment from time to time in accordance with a pricing grid to be negotiated

  . Term. Borrowings under the Tranche A term loan will be amortized quarterly over the six year term of such term loan in accordance with an agreed schedule. Borrowings under the Tranche B term loan will have no substantial amortization until after the sixth year. Thereafter, the Tranche B term loan will be amortized quarterly between the sixth and eighth years of such term loan in accordance with an agreed schedule. The Revolving Credit Facility will be available on a revolving basis for a period of six years

  . Guarantors. All of the Borrower's obligations under the Facilities will be fully and unconditionally guaranteed by all present and future domestic subsidiaries of the Borrower

  . Security. The Facilities will be secured by a first priority security interest in (i) all material tangible and intangible assets of the Borrower and its domestic subsidiaries, including, without limitation, intellectual property, real property and all of the capital stock owned by the Borrower and each of its domestic subsidiaries (assuming that Borrower's industrial revenue bonds are repaid), and (ii) 65% of the issued and outstanding voting stock, and 100% of the non-voting stock, of each first-tier foreign subsidiary of the Borrower

  . Conditions. The obligations of the Lenders under the Credit Agreement to provide the initial advances pursuant to the Facilities will be subject to the satisfaction of customary conditions precedent for leveraged financings generally, including, without limitation, the following:

   . the Merger and the refinancing of outstanding indebtedness of ROHN and PiRod (the "Refinancing") on the terms and conditions described herein shall have been consummated prior to March 31, 1999

   . the outstanding debt of ROHN and PiRod and each subsidiary, except as specifically excluded, shall be retired, and all liens securing the same shall be discharged; provided, however, that the amount used to retire such outstanding debt shall not exceed $61.3 million

   . receipt by the Lenders of a pro forma balance sheet and income statement giving effect to the Merger, the Refinancing and all related transactions, which pro forma financial statements shall demonstrate that the covenants contained in the Credit Agreement are satisfied

   . each of Morgan and JPMSI shall be satisfied that, taking into account demonstrable (to the satisfaction of Morgan and JPMSI) cost savings to be achieved within the first twelve months following the consummation of the Merger, pro forma EBITDA (as defined in the Credit Agreement)
    for the period of four consecutive fiscal quarters of the Borrower most recently ended prior to the date of consummation of the Merger would be at least that amount so that the Senior Debt Leverage Ratio (as defined in the Credit Agreement) after giving effect to the Merger and the Refinancing would in no event exceed 3.94 to 1.0. If Morgan and JPMSI are not reasonably satisfied that the Senior Debt Leverage Ratio is (and will remain) equal to or less than 3.94 to 1.0, then actions satisfactory to Morgan and JPMSI (including reducing the cash consideration available to be paid to shareholders of ROHN electing cash) will be required to be taken so that the Senior Debt Leverage ratio is reduced to 3.94 to 1.0

   . the absence of a material adverse change to the consolidated financial condition, results of operations, business, assets, liabilities or value of ROHN and its subsidiaries taken as a whole or PiRod and its subsidiaries taken as a whole, in each case since December 31, 1997

   . receipt by the Lenders of a satisfactory solvency analysis and customary legal opinions; and

   . absence of material litigation

  . Covenants and Events of Default. The Credit Agreement will contain affirmative and negative covenants and events of default, in each case which are customary for credit facilities of the size, type and purpose of the Facilities. Such affirmative and negative covenants will, among other matters, limit certain activities of the Borrower and require it to satisfy certain ongoing financial requirements. Such events of default will include, among other matters, a cross-default to other indebtedness of the Borrower and its subsidiaries

  . Expiration. The obligations of the Initial Lenders under the Commitment
    Letter will expire and terminate automatically if loan documentation satisfactory in form and substance to the Initial Lenders and their respective counsel is not executed on or before March 31, 1999

Capitalization of ROHN and PiRod and Exchange of Shares

   The authorized capital stock of ROHN consists of 60,000,000 shares of common stock, par value $.01 per share. As of February 1, 1999, [52,846,009] shares of ROHN common stock were issued and outstanding. PiRod's authorized capital stock consists of 20,000,000 shares of common stock: 19,178,000 shares of class A-1, 235,000 shares of class A-2, 61,000 shares of class A-3, 35,000 shares of class A-4, 25,000 shares of class A-5, 355,000 shares of class A-6, 21,000 shares of class A-7 and 90,000 shares of class L. PiRod's issued and outstanding shares of common stock consist of 88,289 shares of class A-1, 232,099 shares of class A-2, 60,146 shares of class A-3, 28,420 shares of class A-4, 20,653 shares of class A-5, 351,497 shares of class A-6 and 76,776 shares of class L. The shares of class A-1, class A-2, class A-3, class A-4, class A-5, class A-6 and class A-7 common stock of PiRod are collectively referred to as "PiRod class A common stock."

   Upon the proper filing with the Secretary of State of the State of Delaware of a certificate of merger, the Merger will become effective (the "Effective Time"), and without any action taken by the holder thereof, each outstanding share of PiRod class A common stock will be converted into 3.7282 shares of ROHN common stock, and each outstanding share of PiRod class L common stock will be converted into 61.6859 shares of ROHN common stock.

   The aggregate number of ROHN shares which may be converted into the right to receive $3.78 in cash will be limited by the cash available, which is defined to be the least of (A) $105.0 million, (B) the product of $3.78 and the total number of ROHN shares for which cash is elected and (C) the total borrowings made available to ROHN under the Financing for purposes of cashing shares plus $12.8 million minus the sum of (a) the total indebtedness of ROHN and PiRod to be repaid in connection with the Merger, including any unpaid interest, premium and prepayment penalties, (b) the good faith estimate of the amount of fees and expenses incurred by ROHN and PiRod in connection with the Merger and the transactions contemplated thereby (including all investment banking, legal and accounting fees and expenses) and (c) the difference, if any, between the amount of cash-on-hand of ROHN as the surviving corporation at the Effective Time and $12.8 million (but only to the extent such amount of cash-on-hand is less than $12.8 million).

   If the cash available for cashing out shares at the Effective Time is less than $105.0 million, the obligation of ROHN to effect the Merger is subject to the condition that ROHN and the Trust shall each have received a fairness opinion as of the date of the Effective Time from DLJ to the effect that the consideration to be received and/or retained by the holders of ROHN shares (and, in the case of the Trust, the Trust) pursuant to the Merger Agreement is fair to such holders (and, if applicable, the Trust) from a financial point of view.

Election Procedure

   An Election Form is being mailed together with this Proxy
Statement/Prospectus to each person who was a holder of ROHN shares on the Record Date. Each such holder may submit an Election Form specifying the number of ROHN shares that such holder desires to have converted into Cash Consideration, subject to proration.

   ANY CASH ELECTION WILL HAVE BEEN PROPERLY MADE ONLY IF THE EXCHANGE AGENT HAS RECEIVED AT ITS DESIGNATED OFFICE (AS SET FORTH IN THE ELECTION FORM), BY 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MARCH 19, 1999, THE BUSINESS DAY PRECEDING THE MEETING (THE "ELECTION DATE"), AN ELECTION FORM PROPERLY COMPLETED AND SIGNED AND ACCOMPANIED BY THE CERTIFICATES FOR THE ROHN SHARES TO WHICH THE ELECTION FORM RELATES, PROPERLY ENDORSED OR OTHERWISE IN PROPER FORM FOR TRANSFER (OR ACCOMPANIED BY AN APPROPRIATE GUARANTEE OF DELIVERY OF THE CERTIFICATES AS SET FORTH IN THE ELECTION FORM FROM A FIRM WHICH IS A MEMBER OF A REGISTERED NATIONAL SECURITIES EXCHANGE OR OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., OR A COMMERCIAL BANK OR TRUST COMPANY HAVING AN OFFICE OR CORRESPONDENT IN THE UNITED STATES, PROVIDED THE CERTIFICATES ARE IN FACT DELIVERED TO THE EXCHANGE AGENT WITHIN THREE NASDAQ TRADING DAYS AFTER THE DATE OF EXECUTION OF SUCH GUARANTEE OF DELIVERY).

   Any holder of ROHN shares who has made a cash election by submitting an Election Form to the Exchange Agent may revoke such cash election by written notice received by the Exchange Agent prior to 5:00 p.m., New York City Time, on Friday, March 19, 1999, the Election Date. In addition, all Election Forms will be automatically revoked if the Exchange Agent is notified in writing by ROHN and PiRod that the Merger has been abandoned. If an Election Form is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the ROHN shares to which the Election Form relates will be promptly returned to the ROHN stockholder who submitted them to the Exchange Agent.

   The determination of the Exchange Agent whether cash elections have been properly made or revoked and when elections and revocations were received by it will be binding. If no Election Form is received with respect to ROHN shares, or if the Exchange Agent determines that any cash election was not properly made with respect to any ROHN shares, such shares will be treated in the Merger as shares retained by the ROHN stockholder. The Exchange Agent will also make all computations as to the proration contemplated by the Merger Agreement and any such computation will be conclusive and binding. The Exchange Agent may, with the consent of ROHN and PiRod, make such rules as are consistent with the Merger Agreement for the implementation of the elections contemplated by the Merger Agreement and as are necessary or desirable to effect such elections.

Management of ROHN after the Merger; ROHN Stockholders Agreement

   Following the Merger, ROHN will be the surviving corporation, and the Merger Agreement provides that ROHN's officers and directors will continue after the Merger until their terms expire or their successors are otherwise elected.

   Under the ROHN Stockholders Agreement dated as of December 22, 1998, the Trust, ROHN, certain stockholders of PiRod affiliated with Bain Capital, Inc. owning approximately 55% of PiRod's equity (the "Bain Stockholders") and certain other stockholders of PiRod (the "Other PiRod Stockholders"), the Board of

Directors of ROHN will be reconstituted at the Effective Time to consist of ten directors, four designated by the Trust, two designated by the Bain Stockholders, two directors unaffiliated with the Trust, the Bain Stockholders or the Other PiRod Stockholders (selected jointly by the Trust and the Bain Stockholders), and two members of management of ROHN (Brian Pemberton, ROHN's chief executive officer and Myron Noble, the chief executive officer of PiRod's subsidiary). In accordance with the ROHN Stockholders Agreement, the nominees for election at the Meeting are:

               John H. Laeri,                    Brian B.
            Jr.                               Pemberton
               Michael E. Levine                 Myron Noble
               Gene Locks                        Paul M. Spinale
               Darius W.                         Marc B. Wolpow
            Gaskins, Jr.                         __________________
               __________________

   Messrs. Laeri, Levine, Locks and Gaskins are Trust designees and Messrs. Spinale and Wolpow are Bain Stockholders designees. More extensive information on these director nominees appears under "Nominees for Directors."

   It is expected that Brian Pemberton will continue as ROHN's President and Chief Executive Officer after the Merger, and that Myron Noble will serve as the Chairman of ROHN's Board of Directors after the Merger. No other decisions regarding the executive officers of ROHN after the Merger have been made.

   The ROHN Stockholders Agreement provides, among other things, that

  .the Board of Directors of ROHN will consist of ten persons and no action shall be taken to classify the Board of Directors

  .for so long as the Trust continues to own beneficially at least 20% of ROHN's common stock, it will be entitled to four designees as directors, three designees at between 20% and 15%, two designees between 15% and 10%, and one designee between 10% and 5%. The Bain Stockholders will be entitled to designate two directors for so long as they continue to own beneficially at least 10% of ROHN's common stock, and one designee between 10% and 5%. Each of Messrs. Pemberton and Noble will be nominated as directors after the Effective Time and for so long as they hold the executive positions with ROHN held immediately after the Effective Time. Two individuals not affiliated with the Trust, the Bain Stockholders or the Other PiRod Stockholders (selected jointly by the Trust and the Bain Stockholders) will constitute the rest of the directors of ROHN. The agreements regarding the Board representation terminate at such time as either the Trust or the Bain Stockholders beneficially owns less than 5% of ROHN's common stock

  .none of the Trust, the Bain Stockholders or the Other PiRod Stockholders may transfer ROHN shares prior to the first anniversary of the Effective Time without the consent of the Trust and the Bain Stockholders, with certain limited exceptions

  .if the Trust, the Bain Stockholders or the Other PiRod Stockholders propose to sell or otherwise transfer more than 5% of ROHN's outstanding common stock, the others will have "tag-along" rights to participate in such a sale. Excluded from this provision are transfers to affiliates, sales registered under the Securities Act of 1933, transfers under Rule 144 and transfers under the laws of descent and distribution

  .certain demand and/or piggyback registration rights under the Securities
   Act of 1933 are granted to each of the Trust, the Bain Stockholders and the Other PiRod Stockholders, within certain limits. Such rights may be assigned to a transferee of more than 5% of ROHN's outstanding shares

  .so long as either of the Trust or the Bain Stockholders own at least 10% of ROHN's shares, ROHN has agreed that it will not, without the prior approval of such stockholder

   .amend its by-laws in a way that diminishes the rights of any ROHN stockholders

   .adopt a shareholder rights plan or "poison pill"

   .enter into any agreement affording any party any right to vote for the election of directors of ROHN

   .enter into any agreement or other commitment affording any party other than ROHN rights or remedies in the event of a change of control of ROHN

Director/Officer Liability Insurance and Indemnification

   ROHN has covenanted that for a period of six years after the Effective Time it will use its commercially reasonable best efforts to cause to be maintained in effect its current directors and officers insurance and indemnification policy or an equivalent policy or policies, and not to take any action that would change or amend the provisions of any existing indemnification agreements or the Certificate of Incorporation or bylaws of ROHN as the surviving corporation relating to indemnification, advancement of expenses or limitation of liability in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, employees, agents or other representatives of ROHN, PiRod or any of their subsidiaries. See "Election of Directors--Employment Contracts and Other Agreements--Indemnification Agreements."

Interests of Certain Persons in the Merger

   In addition to the liability insurance and indemnification provisions discussed above, another interest in the Merger is that of Bain Capital, Inc., which is affiliated with the Bain Stockholders. If the Merger and the Financing are effected, Bain Capital, Inc. will receive total fees of $3.0 million from ROHN as the corporation surviving the Merger. See also "--Management of ROHN after the Merger; ROHN Stockholders Agreement" and "--Treatment of Options and Warrants."

No Solicitation

   Each of ROHN and PiRod has agreed in the Merger Agreement that it will not, directly or indirectly, solicit, initiate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Takeover Proposal (defined to mean any bona fide written proposal made by a third party to acquire, directly or indirectly, more than 50% of the voting power of the equity interests or the assets of ROHN or PiRod), or participate in any discussions or negotiations regarding any Takeover Proposal. However, if at any time prior to the Effective Time, the Board of Directors of ROHN or PiRod determines in good faith, after consultation with its financial and legal advisers, that a Takeover Proposal not solicited in violation of the foregoing may reasonably be expected to result in a Superior Proposal, either may furnish information with respect to itself and its subsidiaries to the third party making that proposal, and participate in negotiations regarding that proposal. A "Superior Proposal" is defined to mean a Takeover Proposal having terms which the Board of Directors of ROHN or PiRod determines in its good faith judgment (based, with respect to the consideration payable, on the opinion of a financial adviser of nationally recognized reputation) to be more favorable to its shareholders from a financial point of view (taking into account, among other things, the type and amount of consideration to be received and risks of non-consummation) than the Merger and to be reasonably capable of being completed (and for which financing has been committed on customary terms).

Voting Agreements

   The Trust, as an approximately 55.5% stockholder of ROHN, and the Bain Stockholders, beneficial owners of approximately 55% of PiRod's outstanding shares, have each entered into a voting agreement dated as of December 22, 1998 with PiRod and ROHN, respectively, agreeing to vote their shares in favor of the Merger and approval and adoption of the Merger Agreement, to vote their shares against any action or agreement that would result in a breach in any material respect of any representation, warranty or covenant of ROHN or PiRod, respectively, in the Merger Agreement and to vote their shares against any action that would impede the Merger. Such obligations to vote shares are subject to there having been no amendment to the Merger Agreement that is adverse to the respective stockholders, and there not having been any action taken nor order promulgated making the vote of the shares by the respective stockholders illegal or prohibited, and, in the case of the Trust, bankruptcy court approval.

   As security for their obligations to so vote, each stockholder party to a voting agreement has granted an irrevocable proxy to ROHN or PiRod, as the case may be, subject to the above conditions. The voting agreements and proxies terminate on termination of the Merger Agreement, except that if the Merger Agreement is terminated by ROHN or PiRod because of another Takeover Proposal, the voting agreements of the stockholders of the terminating party will not terminate until the 60th day following the date on which notice of such Takeover Proposal is first provided to the non-terminating party. Each stockholder has agreed to not solicit other parties with respect to a transaction other than the Merger, provided that if any determines in good faith, after consultation with its financial and legal advisors, that another Takeover Proposal may reasonably be expected to result in a Superior Proposal, it may participate in negotiations regarding such a proposal.

Certain Federal Income Tax Consequences

   In the opinion of Bell, Boyd & Lloyd, counsel to ROHN, the following are, under currently applicable law, the material United States federal income tax considerations generally applicable to the Merger. The tax treatment described herein may vary depending upon each stockholder's particular circumstances and tax position. This discussion does not apply to the Trust, which is subject to special rules. Certain other stockholders of ROHN or PiRod (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, stockholders who do not hold their shares as capital assets and stockholders who have acquired their existing stock upon the exercise of options or otherwise as compensation) may be subject to special rules not discussed below. No ruling from the Internal Revenue Service ("IRS") will be applied for with respect to the federal income tax consequences discussed herein and, accordingly, there can be no assurance that the IRS will agree with the conclusions stated herein. In addition, this discussion does not consider the effect of any applicable foreign, state, local or other tax laws. Each stockholder should consult his or her own tax advisor as to the particular tax consequences to him or her of the Merger, including the applicability and effect of any foreign, state, local or other tax laws, any recent changes in applicable tax laws and any proposed legislation.

   Characterization of the Merger and the Cash Election for U.S. Federal Income Tax Purposes. For U.S. federal income tax purposes, the Merger of PiRod with and into ROHN will be treated as a reorganization with respect to the PiRod stockholders and warrantholders and as a stock redemption with respect to the ROHN stockholders who tender shares of ROHN common stock and receive cash in exchange. No gain or loss will be recognized to either ROHN or PiRod as a result of the Merger.

   ROHN Stockholders Receiving Cash. As described more fully below, the U.S. federal income tax consequences of the Merger with respect to a particular ROHN stockholder (other than the Trust) will depend upon, among other things, (i) whether the stockholder receives any cash proceeds pursuant to the Merger, (ii) the extent to which a stockholder is deemed to own ROHN shares not actually owned by the stockholder and (iii) whether the redemption of a holder's ROHN shares by ROHN will qualify as a sale or exchange under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"). A ROHN stockholder will recognize either capital gain or loss equal to the difference between the cash proceeds from the redemption of such stockholder's ROHN shares by ROHN and the stockholder's adjusted tax basis in the ROHN shares that are redeemed, to the extent such redemption is treated as a sale or exchange under Section 302 of the Code with respect to such stockholder. Such gain or loss generally will be long-term capital gain or loss if the ROHN shares are held as a capital asset by the stockholder for more than one year. Under Section 302 of the Code, a redemption of ROHN shares pursuant to the Merger will, as a general rule, be treated as a sale or exchange if such redemption (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in ROHN or (c) is "not essentially equivalent to a dividend" with respect to the stockholder.

   In determining whether any of these Section 302 tests is satisfied, stockholders must take into account not only the Stock that they actually own, but also any ROHN share they are deemed to own under the constructive ownership rules set forth in Section 318 of the Code. Pursuant to these constructive ownership rules, a stockholder is deemed to constructively own any ROHN share that is owned by certain related individuals or entities and any ROHN share that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security. ROHN stockholders should consult their own tax advisors about the application of the constructive ownership rules to their particular situation. In applying the tests of Section 302, stockholders will also need to take into account the ROHN shares issued in the Merger to PiRod stockholders.

   The redemption of a stockholder's ROHN shares will be "substantially disproportionate" with respect to such stockholder if the percentage of ROHN shares actually and constructively owned by such stockholder immediately following the Merger is less than 80% of the percentage of ROHN shares actually and constructively owned by such stockholder immediately prior to the Merger. Stockholders should consult their own tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

   The redemption of a stockholder's ROHN shares will result in a "complete redemption" of a stockholder's interest in ROHN if either (a) all the ROHN shares actually and constructively owned by the stockholder are redeemed pursuant to the Merger or (b) all the ROHN shares actually owned by the stockholder are redeemed pursuant to the Merger and the stockholder is eligible to waive, and does effectively waive in accordance with Section 302(c) of the Code, attribution of all ROHN shares which otherwise would be considered to be constructively owned by such stockholder.

   Even if the redemption of a stockholder's ROHN shares fails to satisfy the "substantially disproportionate" test or the "complete redemption" test described above, the redemption of a stockholder's ROHN shares may nevertheless satisfy the "not essentially equivalent to a dividend" test if the stockholder's redemption of ROHN shares pursuant to the Merger results in a "meaningful reduction" in such stockholder's proportionate interest in ROHN shares. Whether the receipt of cash by a stockholder will be considered "not essentially equivalent to a dividend" will depend upon such stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate equity interest may satisfy this test. For example, the IRS has indicated in a published ruling that a 3.3% reduction in the proportionate equity interest of a small (substantially less than 1%) stockholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders should consult with their own tax advisors as to the application of this test in their particular situation.

   A tendering stockholder may not be able to satisfy one of the above three tests because of contemporaneous acquisitions of ROHN shares (including acquisitions pursuant to the Merger as a result of being a PiRod stockholder) by such stockholder or a related party whose ROHN shares would be attributed to such stockholder under Section 318 of the Code. Stockholders should consult their own tax advisors regarding the tax consequences of such acquisitions in their particular circumstances.

   A redemption in the Merger from a ROHN stockholder who (i) is not also a PiRod stockholder, (ii) is not treated as owning any ROHN shares under the constructive ownership rules described above and (iii) elects to receive cash for all of his ROHN shares, will be treated as "substantially disproportionate" even if all of the ROHN shares outstanding before the Merger are tendered for cash.

   If a stockholder cannot satisfy any of the three tests described above and to the extent ROHN has sufficient current and/or accumulated earnings and profits, such stockholder will be treated as having received a dividend which will be includible in gross income (and treated as ordinary income) in an amount equal to the cash received (without regard to gain or loss, if any).

   In the case of a corporate stockholder, if the cash paid is treated as a dividend, such dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the ROHN shares or if the ROHN shares are treated as "debt financed portfolio Stock" within the meaning of
Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend" under
Section 1059 of the Code, in which case a corporate stockholder's adjusted tax basis in the ROHN shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of such dividend. Any amount of the nontaxed portion of the dividend in excess of the corporate stockholder's adjusted tax basis generally will be treated as gain from the sale or exchange of such ROHN shares. Corporate stockholders are urged to consult their own tax advisors as to the effect of Section 1059 of the Code on their receipt of cash.

   ROHN Stockholders Retaining Shares and Receiving No Cash. The Merger will have no U.S. federal income tax consequences for ROHN stockholders who retain their ROHN shares and receive no cash. Accordingly, a stockholder will not recognize any gain or loss on any Stock retained by such stockholder.

   ROHN Stockholders Retaining a Portion of Their Shares and Receiving Cash. To the extent that a ROHN stockholder elects to retain a portion of his or her ROHN shares and exchange a portion of his or her ROHN shares for cash, or to the extent a stockholder is prorated into receiving cash in exchange for some portion of his or her ROHN shares, the tax treatment of the stockholder's receipt of such cash will be the same as set forth above under "--ROHN Stockholders Receiving Cash." In particular, as described more fully above under "--ROHN Stockholders Receiving Cash," a stockholder's retention of ROHN shares may, under certain circumstances, cause the cash received by such stockholder pursuant to the Merger to be treated as a dividend for U.S. federal income tax purposes.

   Foreign ROHN Stockholders--Withholding. Foreign stockholders of ROHN should consult their own tax advisors regarding the application to them of U.S. withholding rules. For this purpose, a foreign stockholder is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust.

   PiRod Stockholders and Warrantholders. The Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code with respect to the PiRod stockholders. As a result, no gain or loss will be recognized to ROHN, PiRod or the PiRod stockholders on the consummation of the Merger, the receipt by PiRod stockholders of ROHN shares in exchange for PiRod stock or the receipt by PiRod warrantholders of ROHN warrants in exchange for their PiRod warrants. The basis and holding period of ROHN shares in the hands of the PiRod stockholders will be the same as the basis and holding period of the PiRod shares exchanged therefor and the basis and holding period of ROHN warrants in the hands of the PiRod warrantholders will be the same as the basis and holding period of the PiRod warrants exchanged therefor. Gain or loss will be recognized to a PiRod stockholder to the extent of any cash received in lieu of fractional shares.

   Information Reporting and Backup Withholding. ROHN must report annually to the IRS and to each stockholder the amount of dividends paid to such stockholder and the backup withholding tax, if any, withheld with respect to such dividends. Copies of these information returns also may be made available to the tax authorities in the country in which a foreign stockholder resides under the provisions of an applicable income tax treaty. Backup withholding generally is imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements.

   THOUGH THE FOREGOING ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS GENERALLY APPLICABLE TO THE MERGER, THE DISCUSSION DOES NOT ADDRESS EVERY FEDERAL INCOME TAX CONCERN WHICH MAY BE APPLICABLE TO A PARTICULAR STOCKHOLDER. EACH STOCKHOLDER IS URGED TO CONSULT SUCH

STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO SUCH STOCKHOLDER, IN THE LIGHT OF ITS PARTICULAR CIRCUMSTANCES, OF THE DISPOSITION OF ROHN SHARES PURSUANT TO THE MERGER.

Appraisal Rights

   ROHN stockholders are not entitled to appraisal rights in connection with the Merger. PiRod stockholders would be so entitled, but an agreement among PiRod stockholders contains provisions which require all PiRod stockholders to waive such rights if the Bain Stockholders agree to the transfer of their PiRod shares in connection with the Merger.

Accounting Treatment

   The Merger will be treated as a "purchase" for financial reporting and accounting purposes, in accordance with generally accepted accounting principles. After the Merger, the results of operations of PiRod will be included in the consolidated financial statements of ROHN. The value of the ROHN shares issued in the acquisition of PiRod will be allocated based on the fair value of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of PiRod will be recorded as goodwill and other intangible assets. Such allocations will be made based upon valuations and other studies that have not yet been finalized.

Conditions for Merger and Other Provisions

   The Merger Agreement contains a number of representations and warranties by each of the parties and terms, covenants and conditions to be complied with and performed by each of them on or before the Effective Time.

   The obligations of ROHN and PiRod under the Merger Agreement are subject to the fulfillment or waiver of the following conditions:

  . the stockholders of both parties shall have approved the transactions contemplated by the Merger Agreement

  . there shall not have been any action threatened or taken, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered or enforced, by any governmental entity, that could reasonably be expected to

   . make the consummation of the Merger illegal or otherwise prohibited, or

   . prohibit or impose any material limitation on ROHN's ownership or operation of any material portion of the assets or businesses of ROHN or PiRod

  . any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated

  . the sale pursuant to the Merger Agreement of the ROHN shares beneficially owned by the Trust shall have been approved by the Bankruptcy Court

  . the Financing shall have been consummated, and

  . the Securities and Exchange Commission (the "SEC") shall have declared the registration statement of which this document is a part effective, and no stop order or similar restraining order shall have been entered by the SEC.

   ROHN's obligation to consummate the Merger are further subject to:

  . the accuracy of the representations and warranties of PiRod contained in the Merger Agreement

  . the performance by PiRod of the obligations required to be performed by it under the Merger Agreement

  . there not having been a PiRod Material Adverse Effect (defined below)

  . neither of the fairness opinions of DLJ to ROHN and the Trust dated the date of the Merger Agreement shall have been withdrawn

  . ROHN shall have received an opinion of counsel to the effect that the Merger will be a reorganization within the meaning Section 368(a) of the Code and that no gain or loss will be recognized to either ROHN or PiRod for federal income tax purposes as a result of the Merger

  . a solvency opinion to ROHN shall be confirmed at the Closing

  . a management and advisory agreement between PiRod and Bain Capital
    Partners V, L.P., shall have been terminated

  . each holder of PiRod class L Warrants shall have agreed to the treatment of such Warrants as provided in the Merger Agreement, and

  . if cash available for distribution to ROHN's stockholders at the Effective Time is less than $105 million, ROHN and the Trust shall each have received a fairness opinion as of the Effective Time from DLJ to the effect that the consideration to be received and/or retained by the holders of ROHN shares (and, in case of the Trust, the Trust) pursuant to the Merger Agreement is fair to such holders (and if applicable, the Trust) from a financial point of view.

   The obligation of PiRod to consummate the Merger is subject to corollary conditions to the first three bulleted items above, plus receipt by PiRod from its counsel of an opinion to the effect that the Merger will be a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized to a PiRod stockholder who exchanges his PiRod shares for ROHN shares in the Merger, except to the extent of any cash received with respect to fractional shares.

   A "ROHN Material Adverse Effect" and a "PiRod Material Adverse Effect" are defined to include any change in or effect on the business of the relevant party or its subsidiaries that is materially adverse to the business, assets, results of operations or financial condition of the relevant party and its subsidiaries, taken as a whole, or which materially impairs the ability of the relevant party to consummate the Merger or the other transactions contemplated by the Merger Agreement, but exclude the impact of:

  . changes in generally accepted accounting principles

  . the public announcement of the Merger and compliance with the provisions of the Merger Agreement

  . any changes resulting from any restructuring or other similar charges or write-offs taken by one party with the consent of the other

  . the termination or failure to be consummated or completed of any acquisition, joint venture, development project or other transaction which was not consummated or completed prior to the execution and delivery of the Merger Agreement, and

  . any change in general economic conditions, in interest rates or in conditions affecting the telecommunications industry generally.

Termination; Termination Fee

   The Merger Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, either before or after approval by stockholders of ROHN and PiRod:

  . by mutual agreement of the boards of directors of ROHN and PiRod

  . by ROHN or PiRod if any final and non-appealable order, decree or ruling of any court or governmental authority having appropriate jurisdiction shall have been entered restraining, enjoining or otherwise prohibiting the Merger

  . by ROHN or PiRod if its board of directors determines that a Takeover
    Proposal constitutes a Superior Proposal, provided that the party terminating the Merger Agreement shall have paid a cash termination fee equal to

   . $5.5 million if ROHN is the terminating party or

   . $2 million if PiRod is the terminating party, and

  . by ROHN or PiRod if the Merger shall not have been consummated on or before the later of (i) May 15, 1999 or (ii) 45 days after the SEC has completed its review of this Proxy Statement/Prospectus (but in no event later than July 15, 1999), provided that the right to terminate under this provision shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure to consummate the Merger by such time.

Expenses

   All costs and expenses incurred in connection with the Merger will be paid by ROHN as the surviving corporation if the Merger is consummated. If the Merger is not consummated, each party will pay its own costs and expenses incurred by it, provided that ROHN will bear 76% (but in no event more than $100,000) and PiRod will bear 24% of the costs incurred by PiRod to secure the Financing, and provided further that ROHN shall not be obligated to pay its share of such financing costs if ROHN is obligated to pay a termination fee as described under "--Termination; Termination Fee."

Treatment of Options and Warrants

   Options. Upon consummation of the Merger, each outstanding option issued under PiRod's 1997 Stock Option Plan (a "PiRod Option") shall be converted into an option (a "ROHN Exchange Option") to purchase the number of shares of ROHN common stock equal to 3.7282 times the number of PiRod shares subject to the PiRod Option, and with other terms and conditions that are the same as the terms and conditions of such PiRod Option, immediately prior to the Effective Time. The exercise price to purchase each ROHN share under a ROHN Exchange Option will be adjusted so that the aggregate exercise price of all ROHN shares issuable under such ROHN Exchange Option is equal to the aggregate price of all PiRod shares issuable under the PiRod Option so converted. The Merger shall have no effect on outstanding options granted under any stock option plan of ROHN.

   Warrants. The outstanding warrant to purchase PiRod class L common stock issued to Jackson National Life Insurance Company (the "Jackson Warrant") shall be converted into an immediately exercisable warrant to purchase the number of shares of ROHN common stock equal to 61.6859 times the number of shares of class L PiRod common stock purchasable under the Jackson Warrant immediately before the Effective Time, and with other terms and conditions of such warrant immediately before the Effective Time. Each outstanding warrant to purchase PiRod class L common stock, other than the Jackson Warrant, shall be converted into an immediately exercisable warrant to purchase the number of shares of ROHN common stock equal to 46.5854 times the number of shares of class L PiRod common stock purchasable under the warrant immediately before the Effective Time, and with other terms and conditions of such warrant immediately before the Effective Time. The outstanding warrant to purchase PiRod class A-7 shares shall be converted into an immediately exercisable warrant to purchase the number of shares of ROHN common stock equal to 3.7282 times the number of class A-7 PiRod shares purchasable under the warrant immediately before the Effective Time, and with other terms and conditions of such warrant immediately before the Effective Time. In each case, the exercise price to purchase each share of ROHN common stock under a ROHN warrant issued in the conversion will be adjusted so that the aggregate exercise price of all ROHN shares purchasable under such ROHN warrant is equal to the aggregate price of all PiRod shares purchasable under the PiRod warrant so converted.

Antitrust

   Pursuant to the HSR Act and the rules promulgated thereunder, on December 24,1998 ROHN and PiRod furnished notification of the Merger and provided certain information to the FTC and Department of Justice. The waiting period under the HSR Act terminated on January 23, 1999.

   At any time before or after the Effective Time, the FTC, the Department of Justice or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause ROHN to divest itself, in whole or in part, of PiRod or of other businesses conducted by ROHN. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, ROHN and PiRod will prevail. The obligations of PiRod and ROHN to consummate the Merger are subject to the condition that there be no preliminary or permanent injunction or other order of any court or governmental or regulatory authority prohibiting consummation of the Merger. Each party has agreed to use its commercially reasonable best efforts to remove any such prohibition.

                                BUSINESS OF ROHN

General

   ROHN is a leading manufacturer of infrastructure products used in the wireless communications industry. ROHN's principal products are towers, equipment enclosures/shelters, poles, masts, mounts, and cabinets. ROHN's growth in recent years has been due in part to the growth of the cellular phone and other types of wireless communications systems, and the introduction and growth of its equipment enclosure product line. ROHN began to experience the strong favorable impact of the build-out of a new wireless communication system in the United States, the Personal Communications System ("PCS"), in the second half of 1996 and the first half of 1997; however, the buildout of PCS systems has slowed considerably since the last half of 1997. ROHN believes it should benefit from the eventual build-out of existing cellular and new PCS systems as well as other wireless systems such as Enhanced Specialized Mobile Radio ("ESMR") and wireless local loop.

   ROHN's product line is used by the cellular, PCS, ESMR, paging, radio and television, wireless cable, private microwave and other telecommunications businesses. Its key products consist of self-supporting and guyed (cable-supported) towers, equipment enclosures, steel and concrete poles, concrete and fiberglass equipment shelters, equipment cabinets, antenna mounts and installation services. ROHN also manufactures galvanized steel agriculture products, including horse stalls, cattle equipment, fencing and gates.

   ROHN is a Delaware corporation which changed its name from UNR Industries, Inc. in December 1997. ROHN was organized in 1979 as a holding company and is now an operating company. During 1996, ROHN completed the sale of four of its five operating divisions. In March 1997, ROHN moved its principal executive offices from Chicago, Illinois to Peoria, Illinois. ROHN maintains its executive offices and tower manufacturing facility at 6718 West Plank Road, Peoria, IL 61604.

   In 1982, ROHN filed a voluntarily petition for reorganization under Chapter 11 of the Federal Bankruptcy Code, and, pursuant to a Plan of Reorganization confirmed by the Bankruptcy Court in 1989 and accepted by ROHN's creditors and stockholders, 42,404,847 shares of common stock of ROHN were issued to the UNR Asbestos-Disease Claims Trust and unsecured creditors in full discharge of all claims. The Trust currently owns 29,348,051 shares of common stock of ROHN, or approximately 55.5% of the shares currently outstanding.

Telecommunications Equipment Market

   The use of wireless telephones in the United States has shown rapid growth in recent years, from about five million subscribers in 1990 to over 60 million today. The number of cell sites has risen from about 6,000 in 1990 to over 55,000 today and is expected to grow to as many as 100,000 by the end of 2002. While co-located and rooftop cells sites will provide as many as 50% of these sites, the remainder will require a tower or pole and equipment enclosure. Co-located and rooftop sites will require mounts and equipment enclosures.

   Competition among wireless carriers is becoming increasingly intense, lowering the average cost per minute for a wireless call to the range where it can be an economic alternative to a wireline phone. This economic advantage may serve to further enhance the growth of wireless subscribers. In addition, other new technologies such as broadband wireless provide opportunities to serve the rapid growth of internet services by providing "last mile" links from fiber-optic hubs to office buildings. New technologies are continually being introduced to use available wireless spectrum as an economic alternative to traditional copper wire. These new technologies often require the use of towers, poles, mounts and equipment enclosures manufactured by ROHN.

   Broadcast is another market served by ROHN. Recent changes in FCC regulation and the introduction of high definition television should provide additional opportunities for ROHN, as new antenna support structures may be required to support these new broadcasting technologies.

   ROHN also plans to continue to develop overseas markets through its United States customers and through the establishment of joint ventures, partnerships and facilities in key developing countries. See "International."

Products

   Towers. ROHN manufactures many configurations of towers, from one that reaches 1,500 feet in the air to a small antenna mount. Its principal tower product is the tubular self-supporting tower ranging in heights to 900 feet. ROHN towers are used across the world for television broadcast, AM/FM radio broadcast, microwave, cellular telephone, PCS, radar, surveillance camera mounts, solar power stations and weather stations. Included within the towers class of products are steel and concrete poles, generally used when there is not enough space to erect a tower, such as an urban area where space is limited. Approximately 53%, 50%, 56% and 57% of ROHN's revenues were attributable to sales of towers and poles for the nine months ended September 30, 1998 and for years 1997, 1996 and 1995, respectively.

   Enclosures. The proper housing of highly valuable electronic components and power systems is a major concern for communications companies. ROHN's concrete enclosures are made of lightweight concrete with steel reinforcements for added strength. ROHN's fiberglass enclosures are made of laminated fiberglass and are lightweight, portable, strong and secure. ROHN has recently developed a non-combustible enclosure for roof top applications, manufactured with a steel frame to meet strict fire codes. Equipment cabinets, made of lightweight concrete or molded fiberglass for water and rust resistance, are designed as maintenance free structures for compact equipment installations. The enclosures class of products accounted for approximately 37%, 32%, 25%, and 29% of ROHN's revenues for the nine months ended September 30, 1998 and for years 1997, 1996 and 1995, respectively. Concrete structures represent the largest part of ROHN's enclosures business, generating approximately 75% of enclosures revenues for the nine months ended September 30, 1998 and for years 1997, 1996 and 1995.

   Distributor Products. ROHN's distributor products line includes antenna mounts that are hot-dipped galvanized to prevent corrosion. They range from non-penetrating roof mounts that spread the balanced weight over a large area to mounts that concentrate weight for compact installation. ROHN also provides tower mounts, wall mounts for corners or flat walls, square pole mounts, and standard roof mounts for flat or sloped roofs. ROHN also manufactures galvanized steel agriculture products, including horse stalls, cattle equipment, fencing and gates, and privacy fencing products. Distributor products accounted for approximately 10%, 18%, 19% and 14% of ROHN's revenues for the nine months ended September 30, 1998, and for years 1997, 1996 and 1995, respectively.

Patents and Trademarks

   ROHN has a number of patents and trademarks, none of which are considered material to its operations.

International

   Foreign sales accounted for approximately $10.5 million, $10.2 million, $8.0 million and $8.3 million of ROHN's revenues in the nine months ended September 30, 1998 and in years 1997, 1996 and 1995, respectively. ROHN has sold towers and other equipment in more than 55 countries and currently operates a sales office in Mexico City. In December 1997, ROHN and BrasilSat Herald S.A. of Curitiba, Brazil finalized an agreement to form a joint venture to serve the growing telecommunications infrastructure industry in Brazil and South America. The joint venture began production of enclosures in 1998 and is expanding its manufacturing facilities to produce towers and poles and to provide galvanizing capabilities, with a target for completion in 2000. The joint venture's operations have been adversely affected by the Brazilian economy in 1998 and early 1999 and by an inability to recruit talented management personnel. ROHN plans to develop overseas markets through its United States customers, who are investing in telecommunications on a global basis, and through the establishment of partnerships and facilities in key developing countries.

Customers and Backlog

   ROHN markets its products worldwide, through a variety of marketing channels with different customer focuses. Domestically, ROHN has 10 direct salespeople with the primary sales responsibility for towers, enclosures and poles. ROHN also has two salespeople who concentrate on distributor products.

   For international sales efforts, ROHN employs two salespeople who concentrate on Mexico and Latin America. In addition, ROHN utilizes two key distributors and a variety of agents to cover the remainder of the world.

   ROHN's backlog of firm orders was approximately $38.0 million, $52.4 million, $53.0 million and $26.9 million at September 30, 1998, December 31, 1997, 1996 and 1995, respectively. In 1997, no one customer accounted for more that 10% of ROHN's net sales.

Competition

   The telecommunications infrastructure industry is highly competitive. ROHN faces substantial competition in each of the segments it serves from established competitors, some of which have greater financial, engineering, manufacturing, and marketing resources than ROHN. ROHN's competitors in each product area can be expected to continue to improve the design of their products, to introduce new products with competitive prices and performance characteristics and to improve customer service. Competitive pressures have caused an erosion in operating margins in 1998, and there can be no assurance that competitive pressures will not necessitate further price reductions, adversely affecting operating results in the future. Although ROHN believes that it has certain advantages over its competitors, maintaining such advantages will require a continued high level of investment by ROHN in sales, marketing and other services. There can be no assurance that ROHN will have sufficient resources to continue to make other such investments or that ROHN will be able to maintain the competitive advantages it currently enjoys.

Raw Materials

   The primary raw materials used by ROHN to produce its products are steel, zinc and concrete. All materials are currently readily available in the marketplace. ROHN is not dependent upon any single supplier for any materials essential to its business or not otherwise commercially available. ROHN has been able to obtain an adequate supply of raw materials and no shortage of raw materials is currently anticipated. ROHN's ability to continue to acquire steel, zinc and concrete on favorable terms may be adversely affected by factors beyond its control. Because steel, zinc and concrete constitute a significant portion of ROHN's cost of goods sold, any increase in price of such materials could have a material adverse impact on ROHN's gross profit margin.

Employees

   As of September 30, 1998, ROHN employed 810 people. Collective bargaining agreements cover 386 employees at its facilities in Peoria and Frankfort. The unions are the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) in Peoria and the Retail, Wholesale and Department Store Union (RWDSU) in Frankfort. ROHN considers its relations with its employees to be good.

   ROHN's success depends to a significant degree upon the continued contributions of key management, engineering, sales, marketing, customer support, finance and manufacturing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these personnel could have a material adverse effect on ROHN. There can be no assurance that the services of such personnel will continue to be available to ROHN. In addition, ROHN believes that its success depends on its ability to attract and retain additional qualified employees and that the failure to recruit such other skilled personnel could have a material adverse effect on ROHN.

Environmental Matters

   ROHN employs some materials in its manufacturing processes, including oils and solvents that may be regulated by environmental laws. ROHN has made expenditures to comply with environmental laws and regulations, including investigation and remediation of ground and water contamination, and expects to make such expenditures in the future to comply with existing and probable requirements. While such expenditures to date have not materially affected ROHN's capital expenditures, competitive position, financial condition or results of operations, there can be no assurance that more stringent regulations or enforcement in the future will not have such effects.

   In some cases, ROHN has notified state or federal authorities of a possible need to remedy sites it previously operated. ROHN has also been notified by various state and federal governmental authorities that they believe it may be a "potentially responsible party" or otherwise have responsibility with respect to clean-up obligations at certain hazardous and other waste disposal sites which were not owned or operated by ROHN. In some such cases, ROHN has effected settlements with the relevant authorities or other parties for immaterial amounts. In other cases, ROHN is participating in negotiations for settlement with the relevant authorities or other parties or has notified the authorities that it denies liability for clean-up obligations. At all such sites, costs which may be incurred are difficult to accurately predict until the level of contamination is determined. ROHN, after consultation with legal counsel and environmental experts, believes that the ultimate outcome with respect to all of these sites will not have a material effect on ROHN's financial condition or on its results of operations.

Properties

   ROHN has 847,000 square feet of manufacturing facilities located in Peoria, Illinois, Bessemer, Alabama and Frankfort, Indiana. ROHN's headquarters are located in Peoria, Illinois. At this location, ROHN manufactures towers and steel poles and performs all of its in-house hot-dip galvanizing processes. ROHN's modern manufacturing plant in Bessemer, Alabama is devoted entirely to the production of equipment enclosures/shelters and cabinets.

   Installation of a new, $5.3 million galvanizing facility, including a 51-foot galvanizing kettle, was completed at Peoria in August, 1997. The facility began full operation in the third quarter of 1997.

                       DESCRIPTION OF ROHN CAPITAL STOCK

   The authorized capital stock of ROHN consists of 60,000,000 shares of common stock, $.01 par value per share.

   Holders of ROHN common stock are entitled to receive distributions as may be declared by the ROHN Board of Directors. In any liquidation, each outstanding share of ROHN common stock will entitle its holder to share (based on the percentage of shares then held) in the assets of ROHN that remain after payment of all liabilities.

   Holders of common stock of ROHN are entitled one vote for each share on all matters submitted to a stockholder vote. Stockholders do not have cumulative voting in the election of directors. This means that holders of a majority of the common stock of ROHN can elect all of the directors standing for election and the holders of the remaining common stock could not elect any director.

   Common stock holders have no conversion, sinking fund, redemption or preemptive rights. All outstanding shares of common stock of ROHN are, and the shares of ROHN common stock to be issued to PiRod stockholders will be, when issued, fully paid and unassessable.

   ROHN furnishes stockholders with annual reports containing audited consolidated financial statements, which contain an opinion of ROHN's independent accounts. ROHN also furnishes stockholders with quarterly reports for the first three quarters of each year, which contain unaudited financial information.

   The ROHN common stock is quoted on the Nasdaq National Market. The transfer agent and registrar for ROHN common stock is First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, NJ 07303.

   The DGCL generally prohibits ROHN from merging with an "interested stockholder" (a holder of 15% or more of ROHN's common stock) for three years. The DGCL also generally prohibits ROHN from selling 10% or more of its assets to an interested stockholder. ROHN can enter into these transactions, however, if the Board of Directors approves the proposed transaction before the stockholder becomes an interested stockholder or if the Board of Directors and the holders of at least 66 2/3% of voting shares (excluding shares owned by the interested stockholder) approve the transaction.

   See "The Merger--Management of ROHN after the Merger; ROHN Stockholders Agreement" for a description for certain voting agreements between the Trust and the PiRod Stockholders effective with the Merger, and for certain limitations on transactions that ROHN may enter into only with the consent of the Trust and the PiRod Stockholders.

                               PIROD COMMON STOCK

   There is no established public trading market for any class of PiRod's common stock. There are seven holders of outstanding PiRod class A common stock and five holders of outstanding PiRod class L common stock. After the Merger, the Bain Stockholders will hold 4,206,469 ROHN shares and PH, Inc. (formerly PiRod, Inc. and also referred to in this Proxy Statement/Prospectus as the Predecessor), the beneficial owner of 45% of outstanding PiRod common stock, will hold 3,441,637 ROHN shares. Myron Noble will indirectly beneficially own approximately 1,179,000 ROHN shares through his direct ownership interest in PH, Inc. Kenneth Blessing will have an indirect beneficial ownership of approximately 857,000 ROHN shares through his direct ownership in PH, Inc. No dividends have been declared with respect to any class of PiRod common stock. Under PiRod's current financing arrangements, the payment of dividends with respect to its common stock is restricted; however, these financing arrangements will be terminated in connection with the Merger.

                               BUSINESS OF PIROD

General

   PiRod Holdings, Inc. is a holding company incorporated in Delaware which owns 100% of the equity securities of PiRod Inc., a Delaware corporation. (The term "PiRod" as used in this section and elsewhere herein includes PiRod Holdings, Inc. and its subsidiary, unless the context indicates otherwise.) PiRod is a manufacturer of custom engineered infrastructure products used in the wireless communications market. The products manufactured by PiRod include self-supporting towers, guyed (cable-supported) towers, monopoles, tower parts and accessories which are used in many wireless communications applications, including cellular, PCS, ESMR, paging, broadcast radio and television and microwave. PiRod also provides engineering and installation services to its customers, has a strong reputation for customer service and is a technological leader in the industry. PiRod believes it has a competitive advantage over other companies in the industry due to, among other factors, its development of a proprietary management information system that enables PiRod's sales force to provide customers with same-day quotations for custom-designed towers and monopoles. Additionally, PiRod has a diversified customer base and has developed strong long-term customer relationships.

   PiRod was incorporated on July 24, 1996 shortly before it acquired, through its subsidiary, substantially all of the assets and liabilities of PiRod, Inc., an Indiana corporation (the "Predecessor"). The Predecessor was founded in 1950 as PiRod T.V. Sales and Service and began manufacturing towers in order to generate sales of televisions.

Products and Services

   Self-Supporting Towers. PiRod designs, engineers and manufactures self-supporting towers ranging from 10 feet to 580 feet in height. Self-supporting towers utilize angle bracing and are manufactured from solid steel rod. PiRod designs its self-supporting towers using a unique truss-style leg design which permits climbing on all three legs of the tower. Due to the strength of the design, less bracing of the tower legs is required and maintenance access and tower safety are improved. Revenues from sales of self-supporting towers composed approximately 39%, 42%, 38% and 41% of PiRod's total revenues for the nine months ended September 27, 1998 and for fiscal years 1997, 1996 and 1995, respectively.

   Guyed Towers. PiRod designs, engineers and manufactures guyed towers (including all hardware, mounts and brackets) ranging in face-widths from 12 to 90 inches and ranging in height from 10 to 1500 feet. The legs of the guyed towers are manufactured from solid steel rod. Revenues from sales of guyed towers composed approximately 21%, 19%, 17% and 20% of PiRod's total revenues for the nine months ended September 27, 1998 and for fiscal years 1997, 1996 and 1995, respectively.

   Monopoles. PiRod designs, engineers and manufactures stepped monopoles and also resells tapered monopoles manufactured by certified suppliers. PiRod's monopoles are custom-sized up to 200 feet in height with sections ranging from 12 to 60 inches in diameter and up to 40 feet in length. The monopoles are modularly constructed so that all sections are interchangeable. Additionally, PiRod's monopoles utilize patented internal flange joints which ensure positive alignment for secure, precise installation. PiRod's monopoles are adaptable to any cellular configuration when combined with rotatable platforms and other mounts. PiRod was the first company in the industry to develop rotatable platforms which facilitate exact antenna alignment. Revenues from sales of monopoles composed approximately 12%, 15%, 23% and 14% of PiRod's total revenues for the nine months ended September 27, 1998 and for fiscal years 1997, 1996 and 1995, respectively.

   Parts and Accessories. PiRod manufactures, markets and sells a broad variety of tower and monopole parts and accessories, including antenna mounts, guy components, anchor steel, grounding products, lighting products, transmission line bridge products, transmission line hanging brackets, maintenance and safety equipment and engineered components. These parts and accessories are compatible with PiRod's own products and many products manufactured by its competitors, including ROHN. Revenues from sales of parts and accessories composed approximately 18%, 15%, 12% and 12% of PiRod's total revenues for the nine months ended September 27, 1998 and for fiscal years 1997, 1996 and 1995, respectively.

   Engineering, Installation and Delivery Services. PiRod's 12 engineers develop plans to create custom-designed towers addressing each customer's unique site conditions and needs. The engineers utilize PiRod's proprietary management information system to quickly create custom drawings depicting the tower and tower foundation, together with a bill of materials and price quote. PiRod also maintains an extensive database which includes customer and technical data on over 10,000 towers and monopoles designed and manufactured by PiRod. The database allows PiRod's engineers to duplicate previous structures or to easily re-analyze an existing tower. Upon request, PiRod provides its customers with complete tower erection and installation services. For these customers, PiRod coordinates the tower erection crew or supervises installation using a private installation company. PiRod is unique in the industry in that it uses its own trucks to deliver its towers to each customer's site. Revenues from engineering, installation and delivery services composed approximately 11%, 10%, 11% and 14% of PiRod's total revenues for the nine months ended September 27, 1998 and for fiscal years 1997, 1996 and 1995, respectively.

Customers and Backlog

   PiRod markets its products worldwide utilizing a sales force of 14 people. PiRod's backlog of firm orders was approximately $14 million as of September 27, 1998, and $11 million as of September 27, 1997. As of September 27, 1998, eight of PiRod's customers accounted for 56% of its 1998 sales and only one of its customers, Crown Castle International Corp., accounted for more than 10% of its sales in 1998.

Suppliers

   PiRod purchases galvanizing services, welding supplies, electrical equipment and plate, round, pipe and angle steel from various suppliers. PiRod has a long-term contract with The Witt Company for the provision of its galvanizing services. For all of its other supply needs, PiRod annually renegotiates new supply contracts. For the nine months ended September 27, 1998, eight suppliers accounted for approximately 50% of PiRod's total production material purchases, with The Witt Company accounting for 19% of the total.

Property and Employees

   PiRod's headquarters and facilities are located on approximately 20 acres in Plymouth, Indiana. PiRod has a total of 188,000 square feet of manufacturing and office space, including the main manufacturing facility which is approximately 70,400 square feet. PiRod employs a total of approximately 220 employees, none of whom are members of any union arrangement.

                 PIROD MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operations should be read in conjunction with the audited and unaudited financial statements, including notes thereto, of PiRod and the Predecessor included elsewhere in this Proxy Statement/Prospectus.

Overview

   As more fully described in "Business of PiRod," PiRod is a leading manufacturer of towers and accessory parts used primarily for infrastructure products in the wireless communications industry. This includes cellular, PCS, microwave, radio, and television applications. PiRod also provides engineering, installation, and delivery services to customers in the wireless communications markets.

   PiRod Holdings, Inc. was incorporated on July 24, 1996 and had no substantive operations for the period July 24, 1996 through August 27, 1996. On August 28, 1996, PiRod acquired, through its wholly-owned subsidiary PiROD Acquisition, Inc., substantially all of the operating assets and liabilities of the Predecessor in a purchase transaction (the "Acquisition"). Subsequent to the Acquisition, the Predecessor changed its name to PH, Inc. and PiROD Acquisition, Inc. changed its name to PiROD Inc.

   On December 22, 1998, PiRod Holdings, Inc. entered into an agreement and plan of merger with ROHN. In connection with this agreement, PiRod Holdings, Inc. will be merged with and into ROHN with ROHN continuing as the surviving corporation of the merger. The outstanding capital stock of PiRod Holdings, Inc. will be converted into a total of approximately 7.65 million shares of ROHN common stock.

Results of Operations

   The following table sets forth PiRod's and the Predecessor's results of operations expressed as a percentage of net sales for the periods indicated.

                                        PiRod and
                                       Predecessor
                           Predecessor  Combined              PiRod
                           ----------- ----------- ----------------------------
                                                              Nine      Nine
                                                     Year    Months    Months
                           Year Ended  Year Ended   Ended     Ended     Ended
                            December    December   December September September
                            31, 1995    29, 1996   28, 1997 28, 1997  27, 1998
                           ----------- ----------- -------- --------- ---------
Net Sales.................    100.0%      100.0%    100.0%    100.0%    100.0 %
Cost of Sales.............     69.2%       72.8%     67.5%     68.7%     72.2 %
                              -----       -----     -----     -----     -----
Gross Profit..............     30.8%       27.2%     32.5%     31.3%     27.8 %
Operating Expenses........     13.5%       14.9%     17.2%     16.2%     19.0 %
                              -----       -----     -----     -----     -----
Operating Income..........     17.3%       12.3%     15.3%     15.1%      8.8 %
Interest Expense, net.....      0.8%        4.2%     10.6%     10.8%      9.6 %
                              -----       -----     -----     -----     -----
Income (Loss) before
 Income Tax...............     16.5%        8.1%      4.7%      4.3%     (0.8)%
Income Tax Expense
 (Benefit)................      0.1%        --        1.9%      1.8%     (0.1)%
                              -----       -----     -----     -----     -----
Income (Loss) Before
 Extraordinary Item.......     16.4%        8.1%      2.8%      2.5%     (0.7)%
Extraordinary Loss........      --          --        0.2%      0.2%      --
                              -----       -----     -----     -----     -----
Net Income (Loss).........     16.4%        8.1%      2.6%      2.3%     (0.7)%
                              =====       =====     =====     =====     =====

   The following discussion compares the results of operations and financial condition prior to the Acquisition ("Predecessor Periods"), the results of operations and financial condition subsequent to the

Acquisition ("PiRod Periods"), and, in certain cases, the combined results of the Predecessor and PiRod ("Combined Periods"). Predecessor Periods, PiRod Periods and Combined Periods are not entirely comparable due to the change in accounting basis arising from the Acquisition.

Nine Months Ended September 27, 1998 Compared to September 28, 1997

   Net sales for the nine months ended September 27, 1998 were $40.8 million as compared to $37.8 million for the nine months ended September 28, 1997, an increase of $3.0 million or 7.9%. The increase in sales was primarily in guyed tower and parts and accessories products for wireless communications structures. The guyed tower product line has benefited from increased sales penetration to one of PiRod's largest customers. Sales in parts and accessories continued to increase due to customer emphasis on multiple antenna locations (co-location) on existing towers and increased market exposure.

   Gross profit was $11.4 million for the nine months ended September 27, 1998 as compared to $11.8 million for the nine months ended September 28, 1997, a decrease of $0.4 million or 3.4%. As a percentage of sales, gross profit decreased to 27.8% for the nine months ended September 27, 1998 as compared to 31.3% for the nine-month period ended September 28, 1997. The 3.5 percentage point decrease was primarily due to increased price concessions that were partially offset by sales volume and product mix.

   Selling, general and administrative ("SG&A") expenses were $7.8 million for the nine months ended September 27, 1998 versus $6.1 million for the nine months ended September 28, 1997, an increase of $1.7 million or 27.9%. The increase in SG&A was due to increased employment costs for additional technical staffing necessary for projected customer build out programs, employee benefit and incentive compensation expenses, marketing and advertising-related costs for trade shows and professional fees.

   Interest expense was $4.0 million for the nine months ended September 27, 1998 as compared to $4.2 million for the nine months ended September 28, 1997, a decrease of $0.2 million or 4.8%. The decrease in interest expense was primarily due to a reduction in total indebtedness outstanding during 1998 versus 1997.

   Income tax benefit was $0.1 million for the nine months ended September 27, 1998 as compared to expense of $0.7 million for the nine months ended September 28, 1997. The effective tax rate for the nine months ended September 27, 1998 was approximately (15)%, as compared to approximately 41% for the nine months ended September 28, 1997. The change in the effective tax rate results from PiRod's permanent differences, which are attributable primarily to non-deductible goodwill, being a larger percentage of the lower pre-tax loss realized during the nine months ended September 27, 1998, as compared to pre-tax income earned during the nine months ending September 28, 1997.

Year Ended December 28, 1997 Compared to December 29, 1996 (Combined)

   Net sales for the year ended December 28, 1997 were $50.7 million as compared to $49.6 million for the year ended December 29, 1996, an increase of $1.1 million or 2.2%. The increase in sales was primarily due to continued growth in self-supporting towers, guyed towers, and parts and accessories products offset by reductions in monopole sales. The growth in self-supporting and guyed towers was due primarily to a shift in customer build-out programs from urban to rural construction sites. Generally, customers favor self-supporting and guyed towers for rural applications due to land availability and less zoning restrictions. Sales increases in parts and accessories were due to customer emphasis on multiple antenna locations (co-location) on existing towers and increased market exposure. The decline in monopole sales was attributable to the shift in build-out programs from urban areas to rural areas and an overall surplus in customer monopole inventory levels.

   Gross profit was $16.5 million for the year ended December 28, 1997 as compared to $13.5 million for the year ended December 29, 1996, an increase of $3.0 million or 22.2%. As a percentage of sales, gross profit increased to 32.5% for the year ended December 28, 1997 as compared to 27.2% for the year ended December 29, 1996. The 5.3 percentage point increase was primarily due to product mix shifts from lower margin and price sensitive monopole sales in 1996, to parts and accessories and self-supporting and guyed towers in 1997. In addition, the cost of sales figures for 1996 included a $0.9 million charge to cost of sales for inventories that were written up to fair market value at the date of the Acquisition in accordance with Accounting Principles Board Opinion No. 16 ("APB 16").

   SG&A expenses were $8.7 million for the year ended December 28, 1997 as compared to $7.4 million for the year ended December 29, 1996, an increase of $1.3 million or 17.6%. The increase in SG&A expenses was primarily due to increased amortization of intangible assets associated with the Acquisition and new employee costs, offset by a decrease in incentive compensation earned by employees.

   Interest expense was $5.5 million for the year ended December 28, 1997 as compared to $2.2 million for the year ended December 29, 1996, an increase of $3.3 million or 150.0%. The increase in 1997 was primarily related to the full-year impact of interest expense associated with the indebtedness incurred by PiRod to finance the Acquisition.

   Income tax expense was $1.0 million for the year ended December 28, 1997 as compared to $0.0 million for the year ended December 29, 1996, an increase of $1.0 million. The increase was attributable to the Predecessor being treated as an S Corporation for federal income taxes purposes and, as such, federal tax on the net income of the Predecessor was paid directly by its individual shareholders.

Year Ended December 29, 1996 (Combined) Compared to December 31, 1995

   Net sales for the year ended December 29, 1996 were $49.6 million as compared to $33.4 million for the year ended December 31, 1995, an increase of $16.2 million or 48.5%. The sales increase was primarily related to the beginning of the wireless communications industry's PCS build-out. Although all tower, monopole and parts and accessory product lines had sales increases, the monopole product line experienced the largest increase in sales during the year ended December 29, 1996. Generally, sales of monopole products benefited from the fact that monopoles are generally found to be more aesthetically pleasing and from zoning changes which have reduced the amount of space available for urban construction sites, making monopole products (which require less space than other tower products) more desirable.

   Gross profit was $13.5 million for the year ended December 29, 1996 as compared to $10.3 million for the year ended December 31, 1995, an increase of $3.2 million or 31.1%. As a percentage of sales, gross profit decreased to 27.2% for the year ended December 29, 1996 as compared to 30.8% for the year ended December 31, 1995. The 3.6 percentage point decrease was primarily due to a product mix shift to lower margin monopole sales, a $0.9 million charge to cost of sales for inventories that were written up to fair market value at the date of the Acquisition in accordance with APB 16 and employee benefit cost increases. These decreases were partially offset by increased sales volume.

   SG&A expenses were $7.4 million for the year ended December 29, 1996 as compared to $4.5 million for the year ended December 31, 1995, an increase of $2.9 million or 64.4%. The increase was primarily due to increased headcount and the associated benefit costs required to maintain customer service and delivery performance. In addition, SG&A expenses increased due to amortization of intangible assets associated with the Acquisition.

   Interest expense was $2.2 million for the year December 29, 1996 as compared to $0.4 million for the year ended December 31, 1995, an increase of $1.8 million. The increase was primarily related to the indebtedness incurred by PiRod to finance the Acquisition.

   Income tax expense was $0.0 million for the years ended December 29, 1996 and December 31, 1995. For both years, the Predecessor was treated as an S Corporation for federal income taxes purposes and, as such, federal tax on the net income of the Predecessor was paid directly by its individual shareholders.

Liquidity and Capital Resources

   Historically, PiRod has financed its operations primarily through internally generated funds and proceeds from revolving credit facilities. Working capital at September 27, 1998 was ($35.1) million as compared to $11.0 million at December 28, 1997, a decrease of $46.1 million. The decrease in working capital was primarily due to the reclassification of $47.6 million of long-term debt due to PiRod being in default under the terms of its Credit Agreement and Senior Notes as discussed further below.

   Cash provided by operating activities of $1.8 million for the nine months ended September 27, 1998 was negatively impacted by increases of $0.8 million and $0.8 million in accounts receivable and inventories, respectively, that were partially offset by increased accounts payable and accrued expenses of $1.4 million and increased customer deposits of $0.3 million. The increase in accounts receivable and inventories are primarily due to increased sales volume and projected sales growth. Cash provided by operating activities for 1997, 1996 and 1995 was $2.7 million, $5.0 million and $4.3 million, respectively. In 1997, cash provided by operating activities was negatively impacted by a decrease in customer deposits and an increase in inventories. In 1996, cash provided by operating activities was negatively impacted by an increase in accounts receivable that was partially offset by increased accounts payable, accrued expenses and customer deposits. Cash provided by operating activities in 1995 was negatively impacted by increased inventories that were partially offset by a decrease in accounts receivable.

   Cash used for investing activities of $0.9 million for the nine months ended September 27, 1998 was primarily capital expenditures for replacement of delivery and manufacturing equipment and office renovations. Cash used for investing activities for 1997, 1996 and 1995 was $0.1 million, $51.3 million and $1.1 million, respectively. Investing activities in 1997 were primarily capital expenditures for a manufacturing plant expansion, purchase of an office building, land and replacement equipment that were partially offset by a purchase price adjustment relating to the Acquisition. The 1996 investing activities were primarily for the acquisition of the Predecessor and capital expenditures. Investing activities in 1995 were primarily for capital expenditures.

   Cash used in financing activities for the nine months ended September 27, 1998 was $1.8 million. This was primarily due to payments of indebtedness associated with the Acquisition. Cash used in financing activities for 1997 of $3.1 million was primarily for repayment for indebtedness associated with the Acquisition. In 1996, PiRod had cash proceeds of $48.9 million primarily from the issuance of debt and stock associated with the Acquisition that were offset by common stock dividends declared by the Predecessor. Cash used in financing activities in 1995 of $3.1 million was primarily for common stock dividends declared by the Predecessor.

   As of September 27, 1998, PiRod was in default under certain terms of its Credit Agreement and Senior Notes. This default resulted from failure to maintain compliance with certain of the financial covenants included therein. As a result of these defaults, the lenders can elect to declare all outstanding amounts of principal and accrued interest due and payable. PiRod has requested a modification of the financial covenants from the lender; however, such modification has not yet been received. Under the terms of the Merger Agreement, all principal and interest outstanding under the Credit Agreement and Senior Notes will be repaid at the closing of the merger transactions.

Seasonality

   PiRod has experienced fluctuations in its quarterly results that are expected to continue due to weather-related foundation installation and construction delays, customer ability to obtain local government zoning approval and timing of the customer capital planning and expenditure approval process.

Inflation

   PiRod believes that inflation has not had a material impact on the results of operations of PiRod or the Predecessor during the periods described above.

Year 2000

   The Year 2000 issue is a result of computer programs written using two digits rather than four digits to define applicable date fields. These date fields may recognize a date using "00" as the year 1900 rather than 2000. Information systems have time sensitive operations that, if they fail, could disrupt activities in the normal course of business.

   PiRod currently operates under two internal business software systems including a proprietary engineering and inventory management system and an accounting and purchasing operating system. As of this time, one of these operating systems is Year 2000 compliant. The proprietary engineering and inventory management system has a variety of database and analysis programs, all of which have been written in software languages that store a four digit date and can perform date calculations beyond Year 2000.

   PiRod's current versions of the accounting and purchasing operating system are not Year 2000 compliant; however, PiRod has purchased upgraded versions that are Year 2000 compliant. In addition, PiRod has engaged consulting firms to provide additional software modifications and evaluation of add-on software packages to the operating system. Total expenses and commitments associated with the accounting and purchasing system's development have been estimated at less than $100,000. Although it is anticipated that the systems installation will be finished in 1999, there is no assurance that the installation and testing will be completed in a timely manner. If not completed by the end of 1999, there could be a material impact on the operations of the business.

   PiRod has selected an internal resource to focus on customer and supplier-related Year 2000 issues. This program is in the initial stages of development but it is expected to include questionnaires to be completed by critical suppliers and customers to determine the extent that Year 2000 conversion issues may affect them. Other than a limited list of computer numeric controlled machine manufacturers, PiRod has not yet received information regarding the status of its suppliers' and customers' Year 2000 compliance. If any supplier or customer does not achieve Year 2000 compliance, there could be a material impact on the operations of the business.

   PiRod has not developed a contingency plan to address issues related to its inability to complete the necessary programming and testing to achieve Year 2000 compliance.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

   The unaudited pro forma condensed combined financial statements set forth below should be read in conjunction with the historical consolidated financial statements and notes thereto of ROHN Industries, Inc. and its subsidiaries incorporated by reference herein and the historical consolidated financial statements and notes of PiRod Holdings, Inc. and its subsidiary appearing elsewhere herein. The following unaudited pro forma consolidated statements of operations for the nine months ended September 30, 1998 and 1997 and for the year ended December 31, 1997, give effect to the transactions as if they had occurred at January 1, 1997, and the following unaudited proforma consolidated balance sheet gives effect to the transactions as if they had occurred on September 30, 1998.

   The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. Although management has used its best judgment in estimating the fair value of the net assets, various pending studies, analyses and operational decisions may result in significant changes in the current estimates and corresponding changes of the goodwill balance. Additionally, the pro forma results of operations exclude certain non-recurring charges that will arise in the first year of post-acquisition activity, such as the write-off of the fair value step-up to PiRod's inventory and certain restructuring provisions that will be made in the integration of both companies' operations. The pro forma financial information is presented for informational purposes only, and does not purport to represent what the results of operations or financial condition would actually have been had the transactions in fact occurred on the dates set forth above or to project ROHN's results of operations or financial condition for any future period or as of any date, respectively.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                  For the Nine Months Ended September 30, 1998
                     (in thousands, except per share data)

                            Rohn      PiRod     Combined   Pro Forma     Combined
                         Historical Historical Historical Adjustments    Pro Forma
                         ---------- ---------- ---------- -----------    ---------
Net sales...............  $128,537   $40,849    $169,386                 $169,386
Cost of product sold....    95,651    29,481     125,132        133 (3c)  125,265
                          --------   -------    --------    -------      --------
Gross profit............    32,886    11,368      44,254       (133)       44,121
Operating Expenses:
  Selling, general &
   administrative.......    13,844     7,770      21,614         48 (3a)   21,662
                          --------   -------    --------    -------      --------
Operating Income........    19,042     3,598      22,640       (181)       22,459
Interest expense, net...       383     3,918       4,301      7,304 (3b)   11,605
                          --------   -------    --------    -------      --------
Income (loss) before
 income taxes...........    18,659      (320)     18,339     (7,485)       10,854
Income tax provision....     7,075       (48)      7,027     (2,826)(3d)    4,201
Equity loss of joint
 venture................       233       --          233                      233
                          --------   -------    --------    -------      --------
Income (loss) before
 extraordinary item.....  $ 11,351   $  (272)   $ 11,079    $(4,659)        6,420
                          ========   =======    ========    =======      ========
EBITDA (3e).............  $ 21,523   $ 5,912    $ 27,435        --       $ 27,435
                          ========   =======    ========    =======      ========
Earnings per share--
 basic and diluted......  $   0.22                                       $   0.20
Weighted average number
 of shares
 outstanding (3f)
  Basic.................    52,758                                         32,629
  Diluted...............    52,765                                         32,924



        The accompanying notes are an integral part of these statements

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                  For the Nine Months Ended September 30, 1997
                     (in thousands, except per share data)

                            Rohn      PiRod     Combined   Pro Forma     Combined
                         Historical Historical Historical Adjustments    Pro Forma
                         ---------- ---------- ---------- -----------    ---------
Net sales...............  $114,042   $37,768    $151,810                 $151,810
Cost of product sold....    80,390    25,955     106,345        133 (3c)  106,478
                          --------   -------    --------    -------      --------
Gross profit............    33,652    11,813      45,465       (133)       45,332
Operating Expenses:
  Selling, general &
   administrative.......    12,679     6,111      18,790         48 (3a)   18,838
  Restructuring charge..     3,420       --        3,420                    3,420
                          --------   -------    --------    -------      --------
Operating Income........    17,553     5,702      23,255       (181)       23,074
Interest expense, net...       587     4,082       4,669      6,936 (3b)   11,605
                          --------   -------    --------    -------      --------
Income before income
 taxes..................    16,966     1,620      18,586     (7,117)       11,469
Income tax provision....     6,450       659       7,109     (2,686)(3d)    4,423
                          --------   -------    --------    -------      --------
Income before
 extraordinary item.....  $ 10,516   $   961    $ 11,477    $(4,431)     $  7,046
                          ========   =======    ========    =======      ========
EBITDA (3e).............  $ 19,454   $ 7,921    $ 27,375    $   --       $ 27,375
                          ========   =======    ========    =======      ========
Earnings per share--
 basic and diluted......  $   0.20                                       $   0.22
Weighted average number
 of shares outstanding
 (3f)
  Basic.................    52,452                                         32,323
  Diluted...............    52,557                                         32,716


        The accompanying notes are an integral part of these statements

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                      For the Year Ended December 31, 1997
                     (in thousands, except per share data)

                                                       Rohn      PiRod     Combined   Pro Forma     Combined
                                                    Historical Historical Historical Adjustments    Pro Forma
                                                    ---------- ---------- ---------- -----------    ---------
Net sales.........................................   $158,132   $50,706    $208,838                 $208,838
Cost of product sold..............................    111,124    34,254     145,378        178 (3c)  145,556
                                                     --------   -------    --------    -------      --------
Gross profit......................................     47,008    16,452      63,460       (178)       63,282
Operating Expenses:
  Selling, general & administrative...............   17,129       8,715      25,844         64 (3a)   25,908
  Restructuring charge............................      3,420       --        3,420                    3,420
                                                     --------   -------    --------    -------      --------
Operating Income..................................     26,459     7,737      34,196       (242)       33,954
Interest expense, net.............................        477     5,377       5,854      9,619 (3b)   15,473
Other expense (income)............................     (4,088)      --       (4,088)                  (4,088)
                                                     --------   -------    --------    -------      --------
Income before income taxes........................     30,070     2,360      32,430     (9,861)       22,569
Income tax provision..............................     11,151       960      12,111     (3,723)(3d)    8,388
                                                     --------   -------    --------    -------      --------
Income before extraordinary item..................   $ 18,919   $ 1,400    $ 20,319    $(6,138)     $ 14,181
                                                     ========   =======    ========    =======      ========
EBITDA (3e).......................................   $ 29,093   $10,709    $ 39,802    $   --       $ 39,802
                                                     ========   =======    ========    =======      ========
Earnings per share
  Basic...........................................   $   0.36                                       $   0.44
  Diluted.........................................   $   0.36                                       $   0.43
Weighted average number of shares outstanding (3f)
  Basic...........................................     52,475                                         32,346
  Diluted.........................................     52,558                                         32,717


        The accompanying notes are an integral part of these statements

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            As of September 30, 1998
                                 (in thousands)

                                                                                Combined
                                  Rohn      PiRod     Combined   Pro Forma        Pro
           Assets              Historical Historical Historical Adjustments      Forma
           ------              ---------- ---------- ---------- -----------     --------
Current Assets:
  Cash and cash equivalents..   $  5,042   $ 1,104    $  6,146   $ (6,146)(4b)  $ (6,635)
                                                                   (6,635)(4b)
  Accounts receivable, net...     31,813     9,308      41,121                    41,121
  Inventories, net...........     31,599     8,496      40,095      1,074 (4a)    41,169
  Deferred income taxes......      4,450       420       4,870       (420)(4c)     4,462
                                                                       12 (4c)
  Prepaid expenses and other.        638       296         934                       934
  Net assets of discontinued
   operations................      1,333       --        1,333                     1,333
                                --------   -------    --------   --------       --------
Total Current Assets.........     74,875    19,624      94,499    (12,115)        82,384
                                --------   -------    --------   --------       --------
Plant and Equipment, net.....     26,453     7,739      34,192      1,497 (4a)    35,689
Other Assets:
  Goodwill, net..............        --      5,152       5,152     (5,152)(4a)    56,466
                                                                   54,189 (4a)
                                                                    2,277 (4c)
  Intangible assets, net.....        --     16,439      16,439    (16,439)(4a)       --
  Deferred financing costs,
   net.......................        --      1,462       1,462     (1,462)(4a)     8,800
                                                                    8,800 (4a)
  Deferred income taxes......        --      1,399       1,399     (1,399)(4c)       --
  Other assets...............      5,733       --        5,733                     5,733
                                --------   -------    --------   --------       --------
      Total Assets...........   $107,061   $51,815    $158,876   $ 30,196       $189,072
                                ========   =======    ========   ========       ========
Liabilities and Stockholders'
      Equity (Deficit)
-----------------------------
Current Liabilities:
  Current portion of long-
   term liabilities..........   $  1,000    47,563    $ 48,563   $ (1,000)(4a)  $    --
                                                                  (47,563)(4a)
  Accounts payable...........      8,863     1,936      10,799                    10,799
  Accrued expenses...........      9,959     4,570      14,529                    14,529
  Accrued income taxes.......      6,968       --        6,968                     6,968
  Customer deposits..........        --        703         703                       703
                                --------   -------    --------   --------       --------
Total Current Liabilities....     26,790    54,772      81,562    (48,563)        32,999
                                --------   -------    --------   --------       --------
Long-term Liabilities........     10,507       311      10,818       (311)(4a)   166,500
                                                                  (10,507)(4a)
                                                                  166,500 (4b)
Deferred Income Taxes........        --        --          --         470 (4c)       470
Stockholders' Equity
  Common stock...............        535         2         537         76 (4a)       333
                                                                       (2)(4a)
                                                                     (278)(4a)
  Capital surplus............     13,199    14,210      27,409     24,263 (4a)    37,462
                                                                  (14,210)(4a)
  Unallocated purchase price.        --    (18,467)    (18,467)    18,467 (4a)       --
  Retained earnings..........     61,811       987      62,798       (987)(4a)    61,811
  Treasury stock.............     (3,896)      --       (3,896)  (104,722)(4a)  (108,618)
  Unearned portion of
   restricted stock..........     (1,885)      --       (1,885)                   (1,885)
                                --------   -------    --------   --------       --------
      Total Stockholders'
       Equity (Deficit)......     69,764    (3,268)     66,496    (77,393)       (10,897)
                                --------   -------    --------   --------       --------
      Total Liabilities and
       Stockholders' Equity
       (Deficit).............   $107,061   $51,815    $158,876   $ 30,196       $189,072
                                ========   =======    ========   ========       ========

        The accompanying notes are an integral part of these statements

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                 (dollars in thousands, except per share data)

1) Basis of Presentation.

   The purchase method of accounting has been used in the preparation of the accompanying unaudited pro forma combined condensed financial statements. Under this method of accounting, the aggregate purchase price is allocated to specific assets acquired and liabilities assumed based on their estimated fair values. For purposes of the unaudited pro forma combined condensed financial statements, the preliminary fair values of PiRod's assets and liabilities were estimated by ROHN's management based primarily on its knowledge of tower manufacturing and on information furnished by PiRod's management. The final allocation of the purchase price will not be determined until after the consummation of the Merger and will be based on a final evaluation of PiRod's assets acquired and liabilities assumed at the closing date, adjusted to be consistent with ROHN's accounting policies. All required work to fully evaluate the assets and liabilities of PiRod's acquired by ROHN will not be completed by the closing date and purchase accounting adjustments may not be finalized for up to one year after the closing date. The unaudited pro forma combined condensed financial information is presented for the nine months ended September 30, 1998 and 1997 and for the year ended December 31, 1997. PiRod has a 52-53 week fiscal year ending on the last Sunday of either the quarter and/or the year. PiRod's 1998 third fiscal quarter ended on September 27, 1998, its 1997 fiscal year ended on December 28, 1997 and its 1997 third fiscal quarter ended September 28, 1997.

2) Merger Information.

   Pursuant to the Merger Agreement, PiRod will be merged into ROHN, and each share of ROHN Common Stock outstanding immediately prior to the merger will be converted into the right to receive $3.78 in cash at the election of ROHN stockholders, or will be retained by the ROHN Stockholders. The maximum number of ROHN shares to be cashed out will be determined by dividing the cash available from borrowings and cash on hand by $3.78, but in no event more than 27,777,777 shares. Outstanding PiRod shares will be converted into a total of approximately 7.65 million ROHN shares of common stock and outstanding PiRod options and warrants will be converted into ROHN options and warrants to purchase 724,000 shares of ROHN common stock.

3) Pro Forma Adjustments for Consolidated Statements of Operations.

   a) Represents an increase in amortization resulting from the preliminary purchase price allocation in accordance with the purchase method of accounting. Goodwill is amortized over 30 years. Annual amortization is approximately $2.0 million.

                                        Nine Months   Nine Months      Year
                                           Ended         Ended        Ended
                                       September 30, September 30, December 31,
                                           1998          1997          1997
                                       ------------- ------------- ------------
   Amortization on PiRod's historical
    intangible assets................     $(1,364)      $(1,364)     $(1,818)
   Amortization on the Company's
    newly-created goodwill...........       1,412         1,412        1,882
                                          -------       -------      -------
     Total...........................     $    48       $    48      $    64
                                          =======       =======      =======

   b) Represents the elimination of interest expense related to the historical debt outstanding and the incurrence of interest expense related to borrowings under new senior indebtedness to finance the Merger.

                                         Nine Months   Nine Months      Year
                                            Ended         Ended        Ended
                                        September 30, September 30, December 31,
                                            1998          1997          1997
                                        ------------- ------------- ------------
   Interest expense, net on the
    companies' historical debt........     $(4,301)      $(4,669)     $(5,854)
   Interest expense, net on the senior
    indebtedness at an assumed rate of
    8.5%..............................      10,615        10,615       14,153
   Amortization of debt issuance
    costs.............................         990           990        1,320
                                           -------       -------      -------
     Total............................     $ 7,304       $ 6,936      $ 9,619
                                           =======       =======      =======

   Borrowings under the new senior indebtedness bear interest at a floating rate based on either LIBOR or a prime rate, plus a margin. A 1/8% change in the interest rate would change annual interest expense by approximately $0.2 million.

   c) Represents the incremental depreciation expense resulting from the preliminary purchase price allocation in accordance with the purchase method of accounting. Of the $1.5 million allocated to property, plant and equipment, $0.1 million was allocated to land, $0.2 million was allocated to buildings (depreciated over a 30 year life) and $1.2 million was allocated to machinery and equipment (depreciated over a 7 year life).

   d) Represents the tax effect of all adjustments, excluding the amortization of non-deductible goodwill, using a combined statutory income tax rate of approximately 38%.

   e) EBITDA is defined as income from operations plus depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered by an investor as an alternative to income from operations as determined in accordance with generally accepted accounting principles, as an indicator of the operating performance of the Company or as an alternative to cash flows from operations as a measure of liquidity.

   f) The pro forma weighted average number of shares were adjusted as follows (it was assumed that all PiRod outstanding options are considered currently dilutive):

                                        Nine Months   Nine Months      Year
                                           Ended         Ended        Ended
                                       September 30, September 30, December 31,
                                           1998          1997          1997
                                       ------------- ------------- ------------
   Basic:
     Weighted average--ROHN...........     52,758        52,452       52,475
     Shares repurchased by ROHN.......    (27,777)      (27,777)     (27,777)
     Shares issued to PiRod
      shareholders....................      7,648         7,648        7,648
                                          -------       -------      -------
       Total..........................     32,629        32,323       32,346
                                          =======       =======      =======
   Diluted:
     Weighted average--ROHN...........     52,765        52,557       52,558
     Shares repurchased by ROHN.......    (27,777)      (27,777)     (27,777)
     Shares issued to PiRod
      shareholders....................      7,648         7,648        7,648
     Effect of dilutive options and
      warrants issued to PiRod
      shareholders....................        288           288          288
                                          -------       -------      -------
       Total..........................     32,924        32,716       32,717
                                          =======       =======      =======

4) Pro Forma Adjustments for Consolidated Balance Sheet.

   a) Represents the adjustment to record the merger in accordance with the purchase method of accounting

   Repurchase of approximately 27.8 million shares from
    ROHN stockholders electing cash................................... $105,000
   Refinance existing PiRod debt......................................   47,874
   Refinance existing ROHN debt.......................................   11,507
   Deferred financing costs...........................................    8,800
                                                                       --------
                                                                        173,181
   Issuance of approximately 7.65 million shares to PiRod
    stockholders......................................................   23,250
   Value of options and warrants issued to PiRod stockholders.........    1,089
   Acquisition cost...................................................    6,100
                                                                       --------
                                                                         30,439
     Total............................................................ $203,620
                                                                       ========

   The resultant pro forma purchase price entries are as follows:

   Fixed assets....................................................... $  1,497
   Inventory..........................................................    1,074
   Common stock.......................................................   14,212
   Retained earnings..................................................      987
   Deferred taxes.....................................................   (2,277)
   Elimination of historical unallocated purchase price...............  (18,467)
   Elimination of historical goodwill.................................   (5,152)
   Elimination of historical intangible assets........................  (16,439)
   Elimination of historical deferred financing costs.................   (1,462)
   Goodwill...........................................................   56,466
                                                                       --------
                                                                       $ 30,439
                                                                       ========

   b) In order to finance the merger and related fees and expenses, ROHN used the borrowings under the new senior indebtedness, equity issuance and anticipated cash on hand.

   Proceeds from the senior indebtedness............................ $166,500
   Issuance of ROHN shares to PiRod stockholders....................   23,250
   Value of options and warrants issued to PiRod stockholders.......    1,089
   Actual cash on hand as of September 30, 1998.....................    6,146
   Anticipated cash on hand as of date of closing...................    6,635(1)
                                                                     --------
                                                                     $203,620
                                                                     ========

--------
(1) Represents the anticipated cash on hand at the time the Merger is consummated. The Merger Agreement requires a reduction in the number of shares repurchased by ROHN if the amount of cash on hand is less than $12.8 million.

   c) Represents the adjustment to deferred taxes resulting from the allocation of purchase price to the fair values of assets and liabilities acquired.

                    HISTORICAL FINANCIAL STATEMENTS OF PIROD

                         Index to Financial Statements

PiRod Holdings, Inc. Unaudited Interim Financial Statements:

  Consolidated Balance Sheets as of September 27, 1998 and December 28,
   1997....................................................................  61
  Consolidated Statements of Operations for the nine months ended September
   27, 1998 and September 28, 1997.........................................  62
  Consolidated Statements of Cash Flows for the nine months ended September
   27, 1998 and September 28, 1997.........................................  63
  Notes to the Consolidated Financial Statements...........................  64

PiRod Holdings, Inc. Audited Consolidated Financial Statements:

  Report of Independent Accountants........................................  65
  Consolidated Balance Sheets as of December 28, 1997 and December 29,
   1996....................................................................  66
  Consolidated Statements of Operations for the year ended December 28,
   1997 and the period from July 24, 1996 (inception) to December 29, 1996.  67
  Consolidated Statements of Stockholders' Deficit for the year ended
   December 28, 1997 and the period from July 24, 1996 (inception) to
   December 29, 1996.......................................................  68
  Consolidated Statements of Cash Flows for the year ended December 28,
   1997 and the period from July 24, 1996 (inception) to December 29, 1996.  69
  Notes to the Consolidated Financial Statements...........................  70

PiRod, Inc. ("Predecessor") Unaudited Financial Statements:

  Balance Sheets as of August 27, 1996 and December 31, 1995...............  80
  Statements of Operations for the eight months ended August 27, 1996 and the year ended December 31, 1995........................................  81
  Statements of Stockholders' Equity for the eight months ended August 27,
   1996 and the year ended December 31, 1995...............................  82
  Statements of Cash Flows for the eight months ended August 27, 1996 and the year ended December 31, 1995........................................  83
  Notes to the Financial Statements........................................  84

                              PIROD HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                     September 27,   December
                                                         1998        28, 1997
                                                     -------------  -----------
ASSETS
Current assets:
  Cash and cash equivalents......................... $  1,104,000   $ 2,043,000
  Accounts receivable, net..........................    9,308,000     8,546,000
  Inventories.......................................    8,496,000     7,743,000
  Deferred income taxes.............................      420,000       145,000
  Prepaid expenses and other assets.................      296,000       134,000
                                                     ------------   -----------
    Total current assets............................   19,624,000    18,611,000
Property, plant and equipment, net..................    7,739,000     7,549,000
Deferred income taxes...............................    1,399,000     1,399,000
Goodwill and other intangible assets, net...........   21,591,000    22,955,000
Deferred financing costs, net.......................    1,462,000     1,727,000
                                                     ------------   -----------
                                                     $ 51,815,000   $52,241,000
                                                     ============   ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt................. $ 47,563,000   $ 2,000,000
  Accounts payable..................................    1,936,000     1,006,000
  Customer deposits.................................      703,000       421,000
  Accrued expenses..................................    4,570,000     4,144,000
                                                     ------------   -----------
    Total current liabilities.......................   54,772,000     7,571,000
Long-term debt......................................      311,000    47,666,000
                                                     ------------   -----------
    Total liabilities...............................   55,083,000    55,237,000
                                                     ------------   -----------
Stockholders' deficit:
  Class L common stock, $0.001 par value; 90,000
   shares authorized, 76,776 shares issued and
   outstanding......................................        1,000         1,000
  Class A common stock, $0.001 par value; 19,910,000
   shares authorized, 781,104 shares issued and
   outstanding......................................        1,000         1,000
  Additional paid-in capital........................   14,210,000    14,210,000
  Unallocated purchase price........................  (18,467,000)  (18,467,000)
  Retained earnings.................................      987,000     1,259,000
                                                     ------------   -----------
    Total stockholders' deficit.....................   (3,268,000)   (2,996,000)
                                                     ------------   -----------
                                                     $ 51,815,000   $52,241,000
                                                     ============   ===========

   The accompanying notes are an integral part of these financial statements.

                              PIROD HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                          Nine months ended
                                                     ---------------------------
                                                     September 27, September 28,
                                                         1998          1997
                                                     ------------- -------------
Net sales..........................................   $40,849,000   $37,768,000
Cost of sales......................................    29,481,000    25,955,000
                                                      -----------   -----------
Gross profit.......................................    11,368,000    11,813,000
Selling, general and administrative expenses.......     7,770,000     6,111,000
                                                      -----------   -----------
Income from operations.............................     3,598,000     5,702,000
Other expense (income):
  Interest expense.................................     3,977,000     4,179,000
  Interest income..................................       (59,000)      (97,000)
                                                      -----------   -----------
Income (loss) before income taxes and extraordinary
 item..............................................      (320,000)    1,620,000
Income tax expense (benefit).......................       (48,000)      659,000
                                                      -----------   -----------
Income (loss) before extraordinary item............      (272,000)      961,000
Extraordinary loss on redemption of long-term debt,
 net of income tax benefit of $61,000..............           --         82,000
                                                      -----------   -----------
Net income (loss)..................................   $  (272,000)  $   879,000
                                                      ===========   ===========



   The accompanying notes are an integral part of these financial statements.

                              PIROD HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                         Nine months ended
                                                    ---------------------------
                                                    September 27, September 28,
                                                        1998          1997
                                                    ------------- -------------
Cash flows from operating activities:
  Net income (loss)................................  $  (272,000)  $   879,000
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
    Depreciation and amortization..................    2,314,000     2,219,000
    Loss on sale of property, plant and equipment..       27,000         3,000
    Extraordinary loss on redemption of long-term
     debt, net of income tax benefit...............          --         82,000
    Deferred income taxes..........................     (275,000)          --
    Increase (decrease) in cash resulting from
     changes in operating assets and liabilities:
      Accounts receivable..........................     (762,000)    1,092,000
      Inventories..................................     (753,000)   (1,415,000)
      Prepaid expenses and other assets............     (162,000)       57,000
      Accounts payable and accrued expenses........    1,356,000       431,000
      Customer deposits............................      282,000    (1,213,000)
                                                     -----------   -----------
Net cash provided by operating activities..........    1,755,000     2,135,000
                                                     -----------   -----------
Cash flows from investing activities:
  Purchase price adjustment arising from
   acquisition of the Predecessor..................          --      1,655,000
  Purchases of property, plant and equipment.......     (953,000)   (1,580,000)
  Proceeds from sale of property, plant and
   equipment.......................................       88,000         7,000
                                                     -----------   -----------
Net cash provided by (used in) investing
 activities........................................     (865,000)       82,000
                                                     -----------   -----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.........    1,235,000     1,000,000
  Repayments of long-term debt.....................   (3,000,000)   (4,000,000)
  Payment of financing costs.......................          --        (20,000)
  Principal repayments under capital lease
   obligations.....................................      (64,000)      (50,000)
                                                     -----------   -----------
Net cash used in financing activities..............   (1,829,000)   (3,070,000)
                                                     -----------   -----------
Net decrease in cash and cash equivalents..........     (939,000)     (853,000)
Cash and cash equivalents, beginning of period.....    2,043,000     2,542,000
                                                     -----------   -----------
Cash and cash equivalents, end of period...........  $ 1,104,000   $ 1,689,000
                                                     ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                              PIROD HOLDINGS, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. Basis of Presentation

   The accompanying consolidated financial statements for the nine months ended September 27, 1998 and September 28, 1997, reflect the financial position, results of operations and cash flows of PiRod Holdings, Inc. ("PiRod") and its wholly-owned subsidiary, PiRod, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

   The accompanying consolidated financial statements are unaudited; however, in the opinion of management, such financial statements contain all of the necessary adjustments (all being of a normal and recurring nature) to fairly present the financial position, results of operations and cash flows of PiRod for the interim periods presented. Although these statements do not include all of the information and footnotes required by generally accepted accounting principles, PiRod believes that the disclosures made are adequate to make the information presented not misleading. The results of operations for interim periods are not necessarily indicative of those to be expected for a full year. These financial statements should be read in conjunction with PiRod's audited financial statements for the year ended December 28, 1997 and the period from July 24, 1996 (inception) to December 29, 1996 which are filed herein as part of this Proxy Statement/Prospectus.

2. Inventories

   Inventories consist of the following:

      Raw materials.................................................. $  730,000
      Work-in-process................................................  1,768,000
      Finished goods.................................................  5,998,000
                                                                      ----------
                                                                      $8,496,000
                                                                      ==========

3. Events of Default

   As of September 27, 1998, PiRod was in default under the terms of the Credit Agreement and the Senior Notes. These defaults resulted from PiRod's failure to remain in compliance with certain of the financial covenants included therein. PiRod has requested a modification of the respective financial covenants from the lender; however, such modification has not yet been received. As a result of these defaults, the lenders can at any time elect to declare all outstanding amounts of principal and accrued interest due and payable and, therefore, the principal amounts outstanding under the Credit Agreement and the Senior Notes have been recorded in the current portion of long-term debt on the September 27, 1998 balance sheet. Under the terms of the agreement and plan of merger discussed in Note 4 below, all principal and interest outstanding under the Credit Agreement and the Senior Notes will be repaid at closing.

4. Subsequent Event

   On December 22, 1998, PiRod entered into an agreement and plan of merger with ROHN Industries, Inc. ("ROHN"). In connection with this agreement, PiRod will be merged with and into ROHN, with ROHN continuing as the surviving corporation of the merger. Consummation of the merger is subject to various conditions, including, but not limited to, approval by the shareholders of PiRod and ROHN. Each of PiRod's Class A shares shall be converted into the right to receive 3.7282 shares of ROHN common stock and each of PiRod's Class L shares shall be converted into the right to receive 61.6859 shares of ROHN common stock.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PiRod Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of PiRod Holdings, Inc. and its subsidiary at December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for the year ended December 28, 1997 and for the period from July 24, 1996 (inception) to December 29, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of PiRod's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
March 15, 1998

                              PIROD HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                       December     December
                                                       28, 1997     29, 1996
ASSETS                                                -----------  -----------
Current assets:
  Cash and cash equivalents.......................... $ 2,043,000  $ 2,542,000
  Accounts receivable, trade, net of reserve for
   uncollectible accounts of $328,000 and $270,000,
   respectively......................................   8,546,000    8,516,000
  Accounts receivable, other.........................         --     1,655,000
  Inventories........................................   7,743,000    7,195,000
  Deferred income taxes..............................     145,000      200,000
  Prepaid expenses and other assets..................     134,000      300,000
                                                      -----------  -----------
    Total current assets.............................  18,611,000   20,408,000
Property, plant and equipment, net...................   7,549,000    6,570,000
Deferred income taxes................................   1,399,000    1,664,000
Goodwill and other intangible assets, net............  22,955,000   24,773,000
Deferred financing costs, net........................   1,727,000    2,060,000
                                                      -----------  -----------
                                                      $52,241,000  $55,475,000
                                                      ===========  ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of long-term debt.................. $ 2,000,000  $       --
  Accounts payable...................................   1,006,000    2,071,000
  Customer deposits..................................     421,000    1,810,000
  Accrued expenses...................................   4,144,000    3,361,000
                                                      -----------  -----------
    Total current liabilities........................   7,571,000    7,242,000
Long-term debt.......................................  47,666,000   52,547,000
                                                      -----------  -----------
    Total liabilities................................  55,237,000   59,789,000
                                                      -----------  -----------
Commitments and contingencies (Note 13)
Stockholders' deficit:
  Class L common stock, $0.001 par value; 90,000
   shares authorized, 76,776 shares issued and
   outstanding.......................................       1,000        1,000
  Class A common stock, $0.001 par value; 19,910,000
   shares authorized, 781,104 shares issued and
   outstanding.......................................       1,000        1,000
  Additional paid-in-capital.........................  14,210,000   14,210,000
  Unallocated purchase price......................... (18,467,000) (18,467,000)
  Retained earnings (accumulated deficit)............   1,259,000      (59,000)
                                                      -----------  -----------
    Total stockholders' deficit......................  (2,996,000)  (4,314,000)
                                                      -----------  -----------
                                                      $52,241,000  $55,475,000
                                                      ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              PIROD HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   Period from
                                                                    July 24,
                                                                      1996
                                                      Year ended   (inception)
                                                       December    to December
                                                       28, 1997     29, 1996
                                                      -----------  -----------
Net sales............................................ $50,706,000  $19,339,000
Cost of sales, including purchased inventory step-up
 of $909,000 in 1996.................................  34,254,000   14,718,000
                                                      -----------  -----------
Gross profit.........................................  16,452,000    4,621,000
Selling, general and administrative expenses.........   8,715,000    2,863,000
                                                      -----------  -----------
Income from operations...............................   7,737,000    1,758,000
Other expense (income):
  Interest expense...................................   5,512,000    1,889,000
  Interest income....................................    (135,000)     (50,000)
                                                      -----------  -----------
Income (loss) before income taxes and extraordinary
 item................................................   2,360,000      (81,000)
Income tax expense (benefit).........................     960,000      (22,000)
                                                      -----------  -----------
Income (loss) before extraordinary item..............   1,400,000      (59,000)
Extraordinary loss on redemption of long-term debt,
 net of income tax benefit of $61,000................      82,000          --
                                                      -----------  -----------
Net income (loss).................................... $ 1,318,000  $  (59,000)
                                                      ===========  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                              PIROD HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                             Class L       Class A
                          Common Stock   Common Stock  Additional  Unallocated   Retained Earnings     Total
                          ------------- --------------   Paid-In     Purchase      (Accumulated    Stockholders'
                          Shares Value  Shares  Value    Capital      Price          Deficit)         Deficit
                          ------ ------ ------- ------ ----------- ------------  ----------------- -------------
Balance at July 24, 1996
 (inception)............     --  $  --      --  $  --  $       --  $        --      $      --      $        --
Issuance of common stock
 and common stock
 warrants in connection
 with the capitalization
 of the Company and the
 acquisition of the
 Predecessor............  76,776  1,000 781,104  1,000  14,060,000          --             --        14,062,000
Issuance of common stock
 warrants in connection
 with the Credit
 Agreement..............     --     --      --     --      150,000          --             --           150,000
Unallocated purchase
 price..................     --     --      --     --          --   (18,467,000)           --       (18,467,000)
Net loss................     --     --      --     --          --           --         (59,000)         (59,000)
                          ------ ------ ------- ------ ----------- ------------     ----------     ------------
Balance at December 29,
 1996...................  76,776  1,000 781,104  1,000  14,210,000  (18,467,000)       (59,000)      (4,314,000)
Net income..............     --     --      --     --          --           --       1,318,000        1,318,000
                          ------ ------ ------- ------ ----------- ------------     ----------     ------------
Balance at December 28,
 1997...................  76,776 $1,000 781,104 $1,000 $14,210,000 $(18,467,000)    $1,259,000     $ (2,996,000)
                          ====== ====== ======= ====== =========== ============     ==========     ============


  The accompanying notes are an integral part of these consolidated financial statements.

                              PIROD HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Period from July 24,
                                             Year ended     1996 (inception) to
                                          December 28, 1997  December 29, 1996
                                          ----------------- --------------------
Cash flows from operating activities:
  Net income (loss).....................     $ 1,318,000        $    (59,000)
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
    Depreciation and amortization.......       2,972,000             975,000
    Purchased inventory step-up.........             --              909,000
    Loss on sale of property, plant and
     equipment..........................           8,000                 --
    Extraordinary loss on redemption of
     long-term debt, net of income
     taxes..............................          82,000                 --
    Deferred income taxes...............         320,000             (22,000)
    Increase (decrease) in cash
     resulting from changes in operating
     assets and liabilities, net of
     acquired amounts:
      Accounts receivable, trade........         (30,000)         (1,142,000)
      Inventories.......................        (548,000)           (450,000)
      Prepaid expenses and other assets.         166,000            (217,000)
      Accounts payable and accrued
       expenses.........................        (221,000)          1,075,000
      Customer deposits.................      (1,389,000)           (517,000)
                                             -----------        ------------
Net cash provided by operating
 activities.............................       2,678,000             552,000
                                             -----------        ------------
Cash flows from investing activities:
  Acquisition of the Predecessor:
    Consideration paid..................             --          (49,450,000)
    Purchase price adjustment...........       1,655,000                 --
  Purchases of property, plant and
   equipment............................      (1,819,000)           (912,000)
  Proceeds from sale of property, plant
   and equipment........................          83,000                 --
                                             -----------        ------------
Net cash used in investing activities...         (81,000)        (50,362,000)
                                             -----------        ------------
Cash flows from financing activities:
  Proceeds from issuance of long-term
   debt.................................       1,000,000          46,841,000
  Repayment of long-term debt...........      (4,000,000)                --
  Proceeds from issuance of common
   stock................................             --            7,734,000
  Payment of financing costs............         (20,000)         (2,180,000)
  Principal repayments under capital
   lease obligations....................         (76,000)            (43,000)
                                             -----------        ------------
Net cash provided by (used in) financing
 activities.............................      (3,096,000)         52,352,000
                                             -----------        ------------
Net increase (decrease) in cash and cash
 equivalents............................        (499,000)          2,542,000
Cash and cash equivalents, beginning of
 period.................................       2,542,000                 --
                                             -----------        ------------
Cash and cash equivalents, end of
 period.................................     $ 2,043,000        $  2,542,000
                                             ===========        ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              PIROD HOLDINGS, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company

   PiRod Holdings, Inc. ("PiRod") is engaged in the engineering, manufacturing and selling of communication towers to customers located primarily in the United States.

   PiRod was incorporated as a Delaware corporation on July 24, 1996 and had no substantive operations for the period July 24, 1996 through August 27, 1996. On August 28, 1996, PiRod acquired, through its wholly-owned subsidiary PiRod Acquisition, Inc., substantially all of the operating assets and liabilities of PiRod, Inc. (the "Predecessor") in a purchase transaction (the "Acquisition"). The purchase price of $58,945,000 consisted of cash consideration of $47,020,000, a senior subordinated note valued at $5,597,000 and common stock and warrants valued at $6,328,000. The cash portion of the purchase price was financed primarily through the borrowings described in Note 7.

   In connection with the Acquisition, the Predecessor acquired an aggregate ownership interest in PiRod of approximately 42.0%. As a result, the acquisition was accounted for under the purchase method of accounting in accordance with Issue No. 88-16 of the Emerging Issues Task Force of the Financial Accounting Standards Board, "Basis in Leveraged Buyout Transactions." Accordingly, approximately 58.0% of the purchase price was allocated to the assets and liabilities acquired at their respective fair values, with the remainder allocated at the Predecessor's historical book value as of the date of acquisition. The application of the purchase method resulted in an excess of aggregate purchase price (including direct acquisition costs of $775,000) over the allocated value of the net assets acquired ("goodwill") of $1,284,000 and an allocation of the excess aggregate purchase price over historical carryover basis of the Predecessor ("unallocated purchase price") of $18,467,000. Accounts receivable, other, of $1,655,000 at December 29, 1996 represents the agreed-upon purchase price adjustment required under the terms of the Asset Purchase Agreement between PiRod and the Predecessor.

   Subsequent to the Acquisition, the Predecessor changed its name to PH, Inc. and PiRod Acquisition, Inc. changed its name to PiRod, Inc.

2. Significant Accounting Policies

   The following summarizes the significant accounting policies applied in the preparation of the accompanying consolidated financial statements.

   Principles of Consolidation--The consolidated financial statements include financial statements of PiRod and its wholly-owned subsidiary, PiRod, Inc. All significant intercompany accounts and transactions have been eliminated.

   Fiscal Year--PiRod's fiscal year is based on a 52/53 week operating cycle, which ends on the Sunday closest to December 31.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents--PiRod considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Substantially all of PiRod's cash is held by one bank at December 28, 1997. PiRod does not believe that as a result of this concentration it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

                              PIROD HOLDINGS, INC.

   Accounts Receivable and Revenue Recognition--PiRod recognizes revenue in accordance with the terms of customers orders, which occurs upon the shipment of goods. To minimize credit risk associated with its accounts receivable, credit evaluations of customers' financial condition are performed on an ongoing basis and, in the case of certain customers, cash deposits are required. In addition, PiRod maintains reserves for potential credit losses and, historically, such losses have not exceeded management's expectations.

   During the year ended December 28, 1997 and the period ended December 29, 1996, sales to one customer in the communications industry approximated 12.0% and 10.5%, respectively, of net sales. At December 28, 1997, accounts receivable due from this customer and three other customers in the communications industry comprised approximately 51.0% of trade accounts receivable.

   Inventories--Inventories are stated at the lower of cost, which includes materials, labor and overhead, or market. Cost is determined using the first-in, first-out method.

   Property, Plant and Equipment--Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided for over the estimated useful lives of the assets using the straight-line method. Equipment under capital lease and leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the assets. Repair and maintenance expenditures are charged to expense as incurred.

   Goodwill and Other Intangible Assets--Goodwill and other intangible assets are being amortized over the estimated period benefitted, using the straight-line method.

   Deferred Financing Costs--PiRod has deferred certain debt issuance costs incurred in connection with the issuance of the debt instruments described in
Note 7. These costs are being amortized over the term of the debt using the bonds outstanding method. At December 28, 1997 and December 29, 1996, deferred financing costs are net of accumulated amortization of $473,000 and $120,000, respectively.

   Accounting for the Impairment of Long-Lived Assets--PiRod periodically evaluates its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Upon the occurrence of such an event or change in circumstances, PiRod evaluates potential impairment based on estimated future undiscounted cash flows. In the event that future undiscounted cash flows are less than the carrying amount of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying amount of the assets.

   Income Taxes--PiRod accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax expense represents the change in the net deferred tax asset or liability balances.

   Fair Value of Financial Instruments--The fair value of PiRod's financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, approximate book value at December 28, 1997.

   Accounting for Stock-Based Compensation--Although stock-based compensation plans are not presently significant, PiRod has elected to use the intrinsic value method of accounting prescribed by Accounting

                              PIROD HOLDINGS, INC.

Principles Board Opinion No. 25 ("APB 25") and its Interpretations for financial statement purposes and has elected to adopt the fair value method prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123") for disclosure purposes only.

   Reclassifications--Certain prior period amounts have been reclassified to conform to the current year financial statement presentation. The reclassifications had no impact on net loss for the period ended December 29, 1996.

3. Inventories

   Inventories consist of the following:

                                                       December 28, December 29,
                                                           1997         1996
                                                       ------------ ------------
      Raw materials...................................  $1,659,000   $1,532,000
      Purchased parts.................................   1,782,000    1,645,000
      Work in process.................................     547,000      876,000
      Finished goods..................................   3,755,000    3,142,000
                                                        ----------   ----------
                                                        $7,743,000   $7,195,000
                                                        ==========   ==========

   Under the purchase method of accounting, PiRod's inventories were written up by $909,000 to fair value at the date of the Acquisition. The total amount of $909,000 was charged to cost of sales during the period ended December 29, 1996.

                              PIROD HOLDINGS, INC.

4. Property, Plant and Equipment

   Property, plant and equipment consists of the following:

                                             Estimated
                                              useful
                                               life    December 28, December 29,
                                              (years)      1997         1996
                                             --------- ------------ ------------
      Land and land improvements...........     15      $  842,000   $  691,000
      Buildings and leasehold improvements.    7-40      3,409,000    2,186,000
      Machinery and equipment..............     3-7      3,278,000    2,694,000
      Office equipment.....................     3-7        900,000      745,000
      Construction-in-progress.............                 80,000      486,000
                                                        ----------   ----------
                                                         8,509,000    6,802,000
      Accumulated depreciation and
       amortization........................               (960,000)    (232,000)
                                                        ----------   ----------
                                                        $7,549,000   $6,570,000
                                                        ==========   ==========

   At December 28, 1997 and December 29, 1996, the cost of assets under capital lease was approximately $284,000 and the related accumulated amortization was approximately $138,000 and $44,000, respectively. Amortization expense related to assets under capital lease was approximately $94,000 and $44,000 during the year ended December 28, 1997 and the period ended December 29, 1996, respectively. Depreciation expense on owned property, plant and equipment was approximately $749,000 and $188,000 during the year ended December 28, 1997 and the period ended December 29, 1996, respectively.

5. Goodwill and Other Intangible Assets

   Goodwill and other intangible assets consists of the following:

                                            Estimated
                                             useful
                                              life    December 28, December 29,
                                             (years)      1997         1996
                                            --------- ------------ ------------
      Goodwill and tradename...............    25     $ 5,620,000  $ 5,620,000
      Customer relationships...............    19      15,190,000   15,190,000
      Proprietary software and database....     7       1,775,000    1,775,000
      Supplier relationships...............     5       1,513,000    1,513,000
      Integrated workforce.................    12         757,000      757,000
      Customer contract....................     3         524,000      524,000
                                                      -----------  -----------
                                                       25,379,000   25,379,000
      Accumulated amortization.............            (2,424,000)    (606,000)
                                                      -----------  -----------
                                                      $22,955,000  $24,773,000
                                                      ===========  ===========

6. Accrued Expenses

   Accrued expenses consists of the following:

                                                       December 28, December 29,
                                                           1997         1996
                                                       ------------ ------------
      Employee-related................................  $2,346,000   $2,057,000
      Interest........................................     510,000      548,000
      Customer rebates................................     403,000      281,000
      Sales taxes.....................................     313,000      149,000
      Income taxes....................................     223,000          --
      Other...........................................     349,000      326,000
                                                        ----------   ----------
                                                        $4,144,000   $3,361,000
                                                        ==========   ==========

                              PIROD HOLDINGS, INC.

7. Long-Term Debt

   Long-term debt consists of the following:

                                                       December 28,  December 29,
                                                           1997          1996
                                                       ------------  ------------
      Series A Term Loan.............................  $24,125,000   $25,000,000
      Series B Term Loan.............................    6,475,000     7,000,000
      Series C Term Loan, net of unamortized discount
       of $125,000 and $144,000, respectively........    7,275,000     7,856,000
      Senior subordinated notes, net of unamortized
       discount of $248,000 and $306,000,
       respectively..................................   11,626,000    12,450,000
      Obligations under capital leases (Note 13).....      165,000       241,000
                                                       -----------   -----------
                                                        49,666,000    52,547,000
      Current portion of long-term debt..............   (2,000,000)          --
                                                       -----------   -----------
                                                       $47,666,000   $52,547,000
                                                       ===========   ===========

Credit Agreement

   In connection with the Acquisition, PiRod entered into a credit agreement (the "Credit Agreement") with a lender (the "Lender"). Borrowings under the Credit Agreement, consisting of the Revolving Credit Facility (the "Revolver"), the Series A Term Loan, Series B Term Loan and the Series C Term Loan (collectively, the "Term Loans"), are secured by a perfected first priority security interest in the assets of PiRod. Under the terms of the Credit Agreement, PiRod must comply with certain restrictive covenants, which set maximum amounts of annual capital expenditures and include the requirement that PiRod maintain minimum amounts of profitability, solvency, and liquidity, as defined in the Credit Agreement. In addition, the Credit Agreement restricts PiRod from making certain payments, including dividends to its stockholders.

   Revolving Credit Facility--The Credit Agreement, which expires on August 31, 2004, provides for borrowings under the Revolver of up to $8,000,000, subject to a borrowing base calculated on a formula of eligible accounts receivable and inventory. Advances under the Revolver bear interest, at PiRod's option, at either (i) 3.0% plus LIBOR or (ii) 1.5% plus the Prime rate. In addition, PiRod is required to pay a monthly fee of 0.5% per annum on the average unused commitment under the Revolver. At December 28, 1997, there were no borrowings under the Revolver.

   Also under the Revolver, the Lender has agreed to guarantee up to $500,000 of standby letters of credit issued by other banks. PiRod is required to pay a fee of 2.0% per annum on the average guaranteed letter of credit balance. At December 28, 1997, there were no guaranteed standby letters of credit outstanding.

   Series A Term Loan--Under the Series A Term Loan, PiRod was advanced $25,000,000 on August 28, 1996. Advances under the Series A Term Loan bear interest, at PiRod's option, at either (i) 3.25% plus LIBOR or (ii) 1.75% plus the Prime rate. Semi-annual payments of varying amounts are due beginning on February 29, 2000 and through the maturity date of August 31, 2003. In May 1997, PiRod borrowed an additional $1,000,000 to repay a portion of the outstanding senior subordinated notes.

   Series B Term Loan--Under the Series B Term Loan, PiRod was advanced $7,000,000 on August 28, 1996. Advances under the Series B Term Loan bear interest, at PiRod's option, at either (i) 3.50% plus LIBOR or (ii) 2.0% plus the Prime rate. Semi-annual payments of varying amounts are due beginning on February 28, 2003 and through the maturity date of August 31, 2004.

                              PIROD HOLDINGS, INC.

   Series C Term Loan--Under the Series C Term Loan, PiRod was advanced $8,000,000 on August 28, 1996, Advances under the Series C Term Loan bear interest, at PiRod's option, at either (i) 3.75% plus LIBOR or (ii) 2.25% plus the Prime rate. The entire principal amount is due on August 31, 2004.

   In connection with obtaining the Series C Term Loan, the Lender received warrants to purchase 20,028 and 2,225 shares of Class A Common Stock and Class L Common Stock, respectively (Note 8). The value ascribed to the warrants of approximately $150,000 was recorded as a discount from the face value of the debt and is being amortized using the straight-line method over the life of the Series C Term Loan.

Senior Subordinated Notes

   On August 28, 1996, PiRod issued $7,015,000 principal amount of 12.0% Senior Subordinated Notes ("Senior Notes") to the majority stockholder for net proceeds of $6,841,000, which were used primarily to fund the Acquisition. Also in connection with the Acquisition, PiRod issued a 12.0% Senior Note to the Predecessor valued at $5,597,000 (principal amount $5,740,000) as a portion of the purchase price consideration. The Senior Notes are unsecured and bear interest at 12.0%, payable each April 30 and October 31 through the maturity date of August 29, 2005. The difference between the principal amount of the Senior Notes and the proceeds or value received by PiRod has been recorded as a discount from the face value of the debt and is being amortized over the life of the Senior Notes using the straight-line method.

   In May 1997, PiRod prepaid certain Senior Notes with an original principal amount of $1,000,000. This prepayment was made at a cost of $1,120,000 (including prepayment penalties), $1,000,000 of which was paid in cash and $120,000 of which was repaid via the issuance of additional Senior Notes. These Senior Notes contain the same terms as the Senior Notes that were prepaid, with the exception that they bear interest at 8.0% which is payable "in-kind" through the semi-annual issuance of additional Senior Notes. The prepayment of the Senior Notes resulted in an extraordinary loss of approximately $82,000, net of the related income tax benefit.

   The terms of the Senior Notes require PiRod to comply with certain restrictive covenants, which set maximum amounts of annual capital expenditures and include the requirement that PiRod maintain minimum amounts of profitability, solvency, and liquidity, as defined in the Credit Agreement (although generally less restrictive). In addition, the Senior Notes restrict PiRod from making certain payments, including dividends to its stockholders. The Senior Notes are subordinated to the prior payment and satisfaction of indebtedness outstanding under the Credit Agreement.

Future Principal Payments

   On an annual basis, PiRod must pay down the principal balances outstanding under the Credit Agreement in an amount equal to 70.0% of PiRod's Excess Cash Flow, as that term is defined in the Credit Agreement. At December 28, 1997, PiRod has classified $2,000,000 of the principal amounts outstanding under the Credit Agreement as current, representing the principal repayments expected to be made in 1998 under this provision of the Credit Agreement.

                              PIROD HOLDINGS, INC.

   In the event of certain occurrences defined in the related agreements, including mergers, public offerings, certain asset sales and changes in control, PiRod may be obligated to repay the Revolver, the Term Loans and the Senior Notes with the net cash proceeds of such transactions. In the case of the Term Loans, the redemption prices range from 102.0% to 103.5%, plus accrued and unpaid interest, if the repayment occurs prior to August 31, 1999. There is no prepayment premium for mandatory repayment of the Term Loans after August 31, 1999. In the case of the Senior Notes, the redemption prices range from 110.7% to 101.3%, plus accrued and unpaid interest, if the repayment occurs prior to August 28, 2004. There is no prepayment premium for mandatory repayment of the Senior Notes after August 28, 2004.

   As of December 28, 1997, scheduled future principal payments of long-term debt (excluding the Revolver and obligations under capital leases) are as follows:

      1998.......................................................... $ 2,000,000
      1999..........................................................         --
      2000..........................................................   3,440,000
      2001..........................................................   5,580,000
      2002..........................................................   7,020,000
      Thereafter....................................................  31,461,000
                                                                     -----------
                                                                     $49,501,000
                                                                     ===========

8. Stockholders' Deficit

Common Stock

   PiRod has authorized 19,910,000 shares of Class A Common Stock (the "Class A Common") and 90,000 shares of Class L Common Stock (the "Class L Common"), each with a par value of $0.001 per share.

   On August 28, 1996, PiRod received $7,734,000 in proceeds from the issuance of 429,607 shares of Class A Common, 42,227 shares of Class L Common and warrants to purchase 5,507 shares of Class L Common. Also on August 28, 1996, in connection with the Acquisition, PiRod issued 351,497 shares of Class A Common, 34,549 shares of Class L Common and warrants to purchase 4,506 shares of Class L Common, valued at approximately $6,328,000.

   Conversion--Upon a vote of the Board of Directors at the time of or after an initial public offering, shares of Class L Common convert automatically to Class A Common. Each share of Class L Common is convertible into shares of Class A Common at a rate equivalent to one plus the total of (i) $162 and (ii) an internal rate of return of 12% per annum compounded quarterly, divided by the public offering price of the Class A Common. The conversion rate is to be adjusted for any stock split, stock dividend or other similar event.

   Voting Rights--Holders of Class A Common are entitled to one vote per share. Holders of Class L Common are entitled to vote only upon conversion of the Class L Common to Class A Common.

   Liquidation Preference--The Class L Common retains a liquidation preference over the Class A Common at a rate equal to $162 per share plus an internal rate of return of 12% per annum compounded quarterly. Subsequent to satisfying the liquidation preference of the Class L Common, distributions are to be made ratably among the holders of Class A and Class L Common.

                              PIROD HOLDINGS, INC.

Common Stock Warrants

   In connection with the Series C Term Loan, warrants to purchase 20,028 and 2,225 shares of Class A Common and Class L Common, respectively, were issued to the Lender (Note 7). Each of the warrants have an aggregate exercise price of $100 with such share price subject to certain anti-dilution protection adjustments as provided for in the warrant agreements. The warrants were exercisable upon issuance and expire August 31, 2006.

   In connection with the capitalization of PiRod and the Acquisition, PiRod issued warrants to purchase 10,013 shares of Class L Common at an exercise price of $162 per share (subject to certain anti-dilution protection adjustments). The warrants were exercisable upon issuance and expire August 31, 2006.

Stock Option Plan

   During 1997, PiRod's Board of Directors approved the 1997 Stock Option Plan (the "Plan") which provides for the granting of stock options to those employees, consultants and advisors who are in a position to make significant contributions to PiRod. The Plan allows for a maximum of 100,000 shares of Class A Common to be issued. Options granted under the Plan must have exercise prices not less than the fair value of the stock on the date of grant or less than 110% of the fair value in the case of a shareholder owning ten percent or more of PiRod. Options granted under the Plan are exercisable over periods determined by the Board of Directors, not to exceed ten years from the date of grant or five years in the case of a shareholder owning ten percent or more of PiRod.

   During the year ended December 28, 1997, PiRod issued options to purchase 12,250 shares of Class A Common at an exercise price of $2.00 per share. The options vest over four years and, as of December 28, 1997, approximately 2,450 of these shares are exercisable. During the year ended December 28, 1997, there were no options exercised or canceled.

   As discussed in Note 2, PiRod applies APB 25 and its Interpretations in accounting for the aforementioned option plan. Accordingly, no compensation cost has been recognized for this plan. Had compensation cost for PiRod's option plan been determined based on the fair value method, as defined in SFAS 123, net income would not have been materially reduced.

Common Stock Restrictions

   PiRod's stockholders have entered into an agreement which restricts the transfer or sale of shares by all investors unless certain conditions are met. Generally, these restrictions lapse upon the closing of a qualified public offering of PiRod's common stock or a change in control, as those terms are defined in the agreement.

9. Income Taxes

   The income tax expense (benefit) consists of the following:

                                                Year ended  Period from July 24,
                                               December 28, 1996 (inception) to
                                                   1997      December 29, 1996
                                               ------------ --------------------
      Current:
        Federal...............................   $500,000         $    --
        State.................................    140,000              --
                                                 --------         --------
          Total current.......................    640,000              --
                                                 --------         --------
      Deferred:
        Federal...............................    255,000          (18,000)
        State.................................     65,000           (4,000)
                                                 --------         --------
          Total deferred......................    320,000          (22,000)
                                                 --------         --------
                                                 $960,000         $(22,000)
                                                 ========         ========

                              PIROD HOLDINGS, INC.

   The income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate of 34% to income (loss) before income taxes as follows:

                                               Year ended  Period from July 24,
                                              December 28, 1996 (inception) to
                                                  1997      December 29, 1996
                                              ------------ --------------------
      Income tax expense (benefit) at
       statutory rate........................   $802,000         $(28,000)
      State taxes, net of federal benefit....     76,000           (3,000)
      Amortization of intangible assets and
       other permanent differences...........     82,000            9,000
                                                --------         --------
                                                $960,000         $(22,000)
                                                ========         ========

   The components of deferred income taxes are as follows:

                                                       December 28, December 29,
                                                           1997         1996
                                                       ------------ ------------
Deferred tax assets
  Accounts receivable.................................  $  132,000   $  108,000
  Inventories.........................................     148,000      103,000
  Property, plant and equipment.......................         --       214,000
  Intangible assets...................................   4,288,000    4,335,000
  Accrued expenses....................................     146,000      161,000
  Net operating loss carryforwards....................         --       122,000
                                                        ----------   ----------
    Deferred tax assets...............................   4,714,000    5,043,000
                                                        ----------   ----------
Deferred tax liabilities
  Property, plant and equipment.......................     (12,000)         --
  Long term debt......................................    (158,000)    (179,000)
                                                        ----------   ----------
    Deferred tax liabilities..........................    (170,000)    (179,000)
Deferred tax asset valuation allowance................  (3,000,000)  (3,000,000)
                                                        ----------   ----------
    Net deferred tax assets...........................  $1,544,000   $1,864,000
                                                        ==========   ==========

   Realization of PiRod's net deferred tax assets is dependent upon generating sufficient taxable income in the years in which the temporary differences reverse. SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has provided a valuation allowance in light of the uncertainty caused by the recent changes impacting the business including the incurrence of substantial debt, increased competition and other factors which could result in the failure to achieve forecasted taxable income.

10. Profit Sharing Plan

   PiRod provides certain benefits to its employees through a profit sharing plan established under Section 401(a) of the Internal Revenue Code (the "Code"). PiRod contributes 15.0% of the respective employee's annual gross wages to the plan, subject to limitations under the Code. PiRod's expense related to this plan was approximately $1,223,000 and $230,000 during the year ended December 28, 1997 and the period ended December 29, 1996, respectively.

11. Related Party Transactions

   During the year ended December 28, 1997 and the period ended December 29, 1996, interest expense related to the Senior Notes approximated $1,463,000 and $519,000 respectively.

                              PIROD HOLDINGS, INC.

   PiRod has entered into an agreement with a majority stockholder who provides management and advisory services to PiRod. During the year ended December 28, 1997 and the period ended December 29, 1996, fees related to this agreement approximated $296,000 and $107,000, respectively.

   PiRod leases buildings under non-cancelable operating leases from a related party (Note 13). During the year ended December 28, 1997 and the period ended December 29, 1996, rent expenses under these agreements approximated $219,000 and $62,000, respectively.

12. Supplemental Disclosure of Cash Flow Information

   Cash paid for interest totaled $5,101,000 and $1,221,000 during the year ended December 28, 1997 and the period ended December 29, 1996, respectively. Cash paid for income taxes totaled $355,000 and $0 during the year ended December 28, 1997 and the period ended December 29, 1996, respectively.

13. Commitments and Contingencies

   PiRod leases certain equipment and buildings under non-cancelable operating and capital leases. Generally, these lease agreements contain renewal provisions for additional terms of varying length and require PiRod to pay all executory costs. As of December 28, 1997, future minimum payments under these lease agreements are as follows:

                                                             Operating Capital
                                                             --------- --------
      1998.................................................. $314,000  $ 94,000
      1999..................................................  291,000    40,000
      2000..................................................  264,000    40,000
      2001..................................................  129,000    17,000
      2002..................................................      --     11,000
      Thereafter............................................      --      6,000
                                                             --------  --------
                                                             $998,000  $208,000
                                                             ========
      Amount representing interest..........................            (43,000)
                                                                       --------
      Obligation under capital leases (Note 7)..............           $165,000
                                                                       ========

   Rent expense was approximately $320,000 and $234,000 during the year ended December 28, 1997 and the period ended December 29, 1996, respectively.

14. Events (Unaudited) Subsequent to Date of Independent Accountants' Report

   During 1998, PiRod failed to remain in compliance with certain of the financial covenants included in the Credit Agreement and the Senior Notes. PiRod has requested a modification of the respective financial covenants from the lender; however, such modification has not been received. As a result of these defaults, the lenders can at any time elect to declare all outstanding amounts of principal and accrued interest due and payable. Under the terms of the agreement and plan of merger discussed below, all principal and interest outstanding under the Credit Agreement and the Senior Notes will be repaid at closing.

   On December 22, 1998, PiRod entered into an agreement and plan of merger with ROHN Industries, Inc. ("ROHN"). In connection with this agreement, PiRod will be merged with and into ROHN, with ROHN continuing as the surviving corporation of the merger. Consummation of the merger is subject to various conditions, including, but not limited to, approval by the shareholders of PiRod and ROHN. Each of PiRod's Class A shares shall be converted into the right to receive 3.7282 shares of ROHN common stock and each of PiRod's Class L shares shall be converted into the right to receive 61.6859 shares of ROHN common stock.

                                  PIROD, INC.

                                 BALANCE SHEETS
                                  (Unaudited)

                                                      August 27,    December
                                                         1996       31, 1995
ASSETS                                                -----------  -----------
Current assets:
  Cash and cash equivalents.......................... $   361,000  $   218,000
  Accounts receivable, trade, net of allowance for
   doubtful accounts of $71,000 and $66,500 in 1996
   and 1995, respectively............................   7,535,000    3,724,000
  Inventories........................................   6,745,000    6,560,000
  Prepaid expenses and other assets..................     118,000      182,000
                                                      -----------  -----------
    Total current assets.............................  14,759,000   10,684,000
Property, plant and equipment, net...................   4,554,000    3,352,000
Goodwill, net........................................   2,755,000          --
Deferred financing costs, net........................       2,000        3,000
                                                      -----------  -----------
                                                      $22,070,000  $14,039,000
                                                      ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.................. $   151,000  $   151,000
  Revolving credit facility..........................   3,815,000    2,343,000
  Accounts payable...................................   2,130,000      933,000
  Customer deposits..................................   2,327,000      377,000
  Accrued expenses...................................   2,250,000    2,192,000
                                                      -----------  -----------
    Total current liabilities........................  10,673,000    5,996,000
Long-term debt.......................................   1,106,000    1,206,000
                                                      -----------  -----------
    Total liabilities................................  11,779,000    7,202,000
                                                      -----------  -----------
Commitments and contingencies (Note 13)
Stockholders' equity:
  Common stock, no par value, 10,000,000 shares
   authorized, 40,000 issued and outstanding.........   6,460,000    2,760,000
  Retained earnings..................................   4,900,000    5,732,000
  Notes receivable from shareholders.................  (1,069,000)  (1,655,000)
                                                      -----------  -----------
    Total stockholders' equity.......................  10,291,000    6,837,000
                                                      -----------  -----------
                                                      $22,070,000  $14,039,000
                                                      ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                                  PIROD, INC.

                            STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                              Period from
                                            January 1, 1996      Year ended
                                           to August 27, 1996 December 31, 1995
                                           ------------------ -----------------
Net sales.................................    $30,274,000        $33,437,000
Cost of sales.............................     21,428,000         23,179,000
                                              -----------        -----------
Gross profit..............................      8,846,000         10,258,000
Selling, general and administrative
 expenses.................................      4,494,000          4,491,000
                                              -----------        -----------
Income from operations....................      4,352,000          5,767,000
Other expense (income):
  Interest income.........................        (68,000)          (137,000)
  Interest expense........................        297,000            397,000
                                              -----------        -----------
Income before income taxes................      4,123,000          5,507,000
Income tax expense........................         63,000             22,000
                                              -----------        -----------
Net income................................    $ 4,060,000        $ 5,485,000
                                              ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                                  PIROD, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                  (Unaudited)

                            Common Stock                                      Total
                          -----------------  Retained   Notes Receivable  Stockholders'
                          Shares   Value     Earnings   From Shareholders    Equity
                          ------ ---------- ----------  ----------------- -------------
Balance at January 1,
 1995...................  40,000 $2,760,000 $5,074,000     $(2,006,000)    $ 5,828,000
Payments received on
 shareholder notes......                                       351,000         351,000
Dividends declared......     --         --  (4,827,000)                     (4,827,000)
Net income..............     --         --   5,485,000             --        5,485,000
                          ------ ---------- ----------     -----------     -----------
Balance at December 31,
 1995...................  40,000  2,760,000  5,732,000      (1,655,000)      6,837,000
Issuance of common stock
 in connection with the
 acquisition of
 Plymouth...............   2,500  3,700,000        --              --        3,700,000
Payments received on
 shareholder notes......     --         --         --          586,000         586,000
Dividends declared......     --         --  (4,892,000)            --       (4,892,000)
Net income..............     --         --   4,060,000             --        4,060,000
                          ------ ---------- ----------     -----------     -----------
Balance at August 27,
 1996...................  42,500 $6,460,000 $4,900,000     $(1,069,000)    $10,291,000
                          ====== ========== ==========     ===========     ===========




   The accompanying notes are an integral part of these financial statements.

                                  PIROD, INC.

                            STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                               Period from
                                             January 1, 1996      Year ended
                                            to August 27, 1996 December 31, 1995
                                            ------------------ -----------------
Cash flows from operating activities:
  Net income..............................      $4,060,000        $5,485,000
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation and amortization.........         663,000           410,000
    (Gain) loss on sale of property, plant
     and equipment........................          (2,000)           10,000
    Increase (decrease) in cash resulting
     from changes in operating assets and
     liabilities, net of acquired amounts:
      Accounts receivable.................      (3,779,000)          983,000
      Inventories.........................        (185,000)       (2,438,000)
      Prepaid expenses and other assets...          64,000             4,000
      Accounts payable and accrued
       expenses...........................       1,718,000          (240,000)
      Customer deposits...................       1,951,000           120,000
                                                ----------        ----------
Net cash provided by operating activities.       4,490,000         4,334,000
                                                ----------        ----------
Cash flows from investing activities:
  Purchases of property, plant and
   equipment..............................        (919,000)       (1,128,000)
  Proceeds from sale of property, plant
   and equipment..........................           2,000             2,000
                                                ----------        ----------
Net cash used in investing activities.....        (917,000)       (1,126,000)
                                                ----------        ----------
Cash flows from financing activities:
  Proceeds from issuance of long-term
   debt...................................             --            564,000
  Net borrowings on revolving credit
   facility...............................       1,472,000           761,000
  Principal payments on long-term debt....        (101,000)         (151,000)
  Dividends paid on common stock..........      (5,387,000)       (4,656,000)
  Payments received on shareholder notes
   receivable.............................         586,000           351,000
                                                ----------        ----------
Net cash used in financing activities.....      (3,430,000)       (3,131,000)
                                                ----------        ----------
Net increase in cash and equivalents......         143,000            77,000
Cash and cash equivalents, beginning of
 period...................................         218,000           141,000
                                                ----------        ----------
Cash and cash equivalents, end of period..      $  361,000        $  218,000
                                                ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                  PIROD, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                                  (Unaudited)

1. Description of the Predecessor

   PiRod, Inc. (the "Predecessor") designs, engineers, manufactures, sells, and installs communication towers to customers primarily in the United States.

2. Significant Accounting Policies

   The following summarizes the significant accounting policies applied in the preparation of the Predecessor's financial statements.

   Unaudited Financial Information--The accompanying financial statements are unaudited; however, in the opinion of management, such financial statements contain all of the necessary adjustments to fairly present the financial position, results of operations and cash flows of the Predecessor for the periods presented.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

   Cash and Cash Equivalents--The Predecessor considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Substantially all of the Predecessor's cash is held by one bank on August 27, 1996. The Predecessor does not believe that as a result of this concentration it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

   Accounts Receivable and Revenue Recognition--The Predecessor recognizes revenue in accordance with the terms of customers orders, which occurs upon the shipment of goods. To minimize credit risk associated with its accounts receivable, credit evaluations of customers' financial condition are performed on an ongoing basis and, in the case of certain customers, cash deposits are required. In addition, the Predecessor maintains reserves for potential credit losses and, historically, such losses have not exceeded management's expectations.

   During the period ended August 27, 1996 sales to one customer in the communications industry approximated 14% of net sales. There were no customers during the year ended December 31, 1995 that exceeded 10% of net sales.

   Inventories--Inventories are stated at the lower of cost, which includes materials, labor and overhead, or market. Cost is determined by the first-in first-out method.

   Property, Plant and Equipment--Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided for over the estimated useful lives of the assets using the straight-line and declining balance methods. Leasehold improvements are amortized over the lesser of the lease terms or the estimated useful lives of the assets. Repair and maintenance expenditures are charged to expense as incurred.

   Goodwill--Goodwill is being amortized over the estimated period benefited of 10 years, using the straight-line method.

   Deferred Financing Costs--The Predecessor has deferred certain debt issuance costs incurred in connection with the debt instrument described in Note 8. These costs are being amortized over the term of the debt agreement using the straight-line method. At August 27, 1996 and December 31, 1995, deferred financing costs are net of accumulated amortization of approximately $1,000 for each of the periods.

   Income Taxes--The Predecessor has elected to be taxed as a "small business corporation" under Section 1372 of the Internal Revenue Code ("Subchapter S"). Under this election, the Predecessor's net income or loss is taxed directly to the stockholders and is reported on their individual income tax returns. The

                                  PIROD, INC.

                                  (Unaudited)

Predecessor has generated income in certain states that do not recognize subchapter S elections and, as a result, taxes on the income generated in these states have been provided for by the Predecessor.

   Fair Value of Financial Instruments--The fair value of the Predecessor's financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, approximate book value at August 27, 1996 and December 31, 1995.

3. Acquisition

   On January 1, 1996, the Predecessor acquired all of the outstanding stock of Plymouth White Metal, Inc. ("Plymouth") in exchange for 2,500 shares of the Predecessor's common stock valued at approximately $3,700,000. Plymouth was engaged in the machining and fabrication of steel, and was a major supplier to the Predecessor.

   The transaction was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair market value at the date of acquisition. The excess of the total purchase price over the estimated fair market value of the net assets acquired was approximately $2,952,000 and has been recorded as goodwill. The operating results of Plymouth have been included in the Predecessor's results from the date of acquisition.

   If the acquisition of Plymouth had occurred on January 1, 1995, the unaudited pro forma net sales and net income of the Predecessor would have been $33,437,000 and $6,053,000, respectively, for the year ended December 31, 1995. The unaudited pro forma amounts have been calculated based upon the actual historical results of the Predecessor, after giving effect to certain adjustments, including depreciation of property, plant and equipment, amortization of goodwill and the elimination of intercompany transactions. The unaudited pro forma results of operations are not necessarily indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

4. Inventories

   Inventories consist of the following:

                                                         August 27, December 31,
                                                            1996        1995
                                                         ---------- ------------
      Raw materials..................................... $1,674,000  $1,167,000
      Purchased parts...................................  1,426,000   1,072,000
      Work in process...................................    710,000     550,000
      Finished goods....................................  2,935,000   3,771,000
                                                         ----------  ----------
                                                         $6,745,000  $6,560,000
                                                         ==========  ==========

                                  PIROD, INC.

                                  (Unaudited)


5. Property, Plant and Equipment

   Property, plant and equipment consist of the following:

                                           Estimated
                                          useful life August 27,   December 31,
                                            (years)      1996          1995
                                          ----------- -----------  ------------
      Land and land improvements.........     --      $   583,000  $   432,000
      Buildings and leasehold
       improvements......................    5-39       3,113,000    2,870,000
      Machinery and equipment............    5-8        2,834,000    1,078,000
      Office equipment...................    3-10       1,140,000      856,000
      Vehicles...........................    3-5          142,000       64,000
                                                      -----------  -----------
                                                        7,812,000    5,300,000
      Accumulated depreciation and
       amortization......................              (3,258,000)  (1,948,000)
                                                      -----------  -----------
                                                      $ 4,554,000  $ 3,352,000
                                                      ===========  ===========

6. Revolving Credit Facility

   The Predecessor's revolving credit facility (the "revolver") with a bank, which expires on August 31, 1996, provides for borrowings of up to $7,500,000, subject to a borrowing base calculated on a formula of eligible accounts receivable and inventory. As of August 27, 1996, interest on the outstanding amount is charged at the bank's prime rate (8.25%) and is payable monthly. The revolver is secured by the Predecessor's accounts receivable and inventory.

7. Accrued Expenses

   Accrued expenses consists of the following:

                                                         August 27, December 31,
                                                            1996        1995
                                                         ---------- ------------
      Employee-related.................................. $1,618,000  $1,487,000
      Sales taxes.......................................    156,000      81,000
      Dividends payable.................................        --      496,000
      Other.............................................    476,000     128,000
                                                         ----------  ----------
                                                         $2,250,000  $2,192,000
                                                         ==========  ==========

8. Long-term Debt

   Long-term debt consists of a mortgage payable to a bank, dated December 21, 1994. Interest on the outstanding principal balance is charged at the bank's prime rate plus .25% (8.5% at August 27, 1996). Monthly installments of $12,600 plus interest are required through the maturity date of the mortgage, November 21, 1999. The mortgage is secured by substantially all of the Predecessor's property, plant and equipment. Under the terms of the mortgage, the Predecessor must comply with certain restrictive covenants, which among other things require that the Predecessor maintain minimum net worth and debt coverage, as defined in the mortgage.

                                  PIROD, INC.

                                  (Unaudited)


   As of August 27, 1996, scheduled future principal payments of long-term debt are as follows (for the periods ended December 31):

      1996........................................................... $   50,000
      1997...........................................................    151,000
      1998...........................................................    151,000
      1999...........................................................    905,000
                                                                      ----------
                                                                      $1,257,000
                                                                      ==========

9. Stockholders' Equity

Notes receivable from shareholders

   In 1993 and 1992, 7,500 shares of the Predecessor's no par value stock were sold to five employees. The purchasers each paid 10% of the purchase price and the Predecessor accepted notes receivable for the remaining 90% of the purchase price. The notes are to be paid in ten equal annual installments and interest on the notes accrues at an annual rate of 7.88%. Any cash dividends declared on the stock, net of federal and state income taxes, must be used to repay the note and interest. There is no penalty for prepayment of the notes. All shares purchased under these notes are held in escrow until the notes are paid in full.

Common Stock Restrictions

   The shares described above and those issued to the Plymouth shareholder (Note 3) are subject to a stock restriction agreement which restricts the sale or transfer of shares to the Predecessor or to the other stockholders. Under this agreement, the Predecessor has the first option to repurchase the shares. If the Predecessor does not exercise its option, the other stockholders may purchase a portion of the shares in proportion to the number of shares they hold in relation to the total outstanding shares, other than those offered for sale. The price for the shares shall be the stated value as determined at the annual stockholders meeting.

10. Profit Sharing Plan

   The Predecessor provides certain benefits to its employees through a profit sharing plan established under Section 401(a) of the Internal Revenue Code (the "Code"). The Predecessor contributes 15% of the respective employee's annual gross wages to the plan, subject to limitations under the Code. The Predecessor's expense related to this plan was approximately $698,000 and $618,000 during the period from January 1, 1996 to August 27, 1996 and the year ended December 31, 1995, respectively,

11. Related Party Transactions

   The Predecessor leases buildings under non-cancelable operating leases with related parties (Note 13). During the period from January 1, 1996 to August 27, 1996 rent expense under these agreements approximated $80,000.

12. Supplemental Disclosure of Cash Flow Information

   Cash paid for interest totaled $294,000 and $380,000 during the period from January 1, 1996 to August 27, 1996 and the year ended December 31, 1995, respectively. Cash paid for income taxes totaled $63,000 and $22,000 during the period from January 1, 1996 to August 27, 1996 and the year ended December 31, 1995, respectively.

                                  PIROD, INC.

13. Commitments and Contingencies

   The Predecessor leases certain equipment and buildings under cancelable operating leases expiring at various times through the year 2001. Generally, these lease agreements contain renewal provisions for additional terms of varying length and require the Predecessor to pay all executory costs. Rental expense incurred under these lease agreements was $317,000 and $458,000 for the period from January 1, 1996 to August 27, 1996 and the year ended December 31, 1995, respectively.

   As of August 27, 1996, future minimum lease payments under these operating lease agreements are as follows (for the periods ended December 31):

      1996........................................................... $  192,000
      1997...........................................................    553,000
      1998...........................................................    403,000
      1999...........................................................    260,000
      2000...........................................................    234,000
      2001 and thereafter............................................    128,000
                                                                      ----------
                                                                      $1,770,000
                                                                      ==========

14. Subsequent Event--Acquisition of the Predecessor

   On August 28, 1996, the Predecessor entered into an agreement whereby the Predecessor sold substantially all of its operating assets and liabilities to PiRod Holdings, Inc. In connection with the sale, the Predecessor received consideration totaling approximately $58.9 million, consisting of $47 million of cash, a senior subordinated note valued at $5.6 million and common stock and warrants valued at $6.3 million. Subsequent to August 28, 1996, the Predecessor changed its name to PH, Inc.

                                 PROPOSAL 2 --
                             ELECTION OF DIRECTORS

Nominees for Director

   As described in "The Merger--Management of ROHN After the Merger; ROHN Stockholders Agreement," the Trust, the PiRod Stockholders and ROHN have agreed that the authorized number of directors to be elected at the Meeting shall be ten, and the persons listed below have been selected as nominees for election as directors by the Board of Directors of ROHN and, if elected, will serve until the next annual meeting or until their successors are elected and qualified.

   The Board of Directors of ROHN recommends a vote FOR the election of each nominee for director.

Background Information Regarding Nominees

   The table below sets forth the names of the nominees for director, their principal occupations during the last five years and certain other information.

                                             Principal Occupations for the Last
                                                        Five Years,
                               Director      Other Directorships and Committee
Name of Nominee                 Since   Age             Assignments
---------------                -------- --- ------------------------------------
Gene Locks....................   1989    61 Chairman of the Board of ROHN
                                            Industries, Inc. (May 1991 to
                                            present); Founding partner, Greitzer
                                            & Locks, attorneys. Member of
                                            Trustees Advisory Committee to UNR
                                            Asbestos-Disease Claims Trust (June
                                            1989 to present). Other
                                            directorships: Celotex Corporation
                                            (August 1997 to present). Member of
                                            ROHN's Executive and Compensation
                                            Committees.
Darius W. Gaskins, Jr.........   1990    59 Co-Founding Partner, Carlisle,
                                            Fagan, Gaskins & Wise Inc., a
                                            management consulting firm (May 1993
                                            to present); Partner, High Street
                                            Associates, a management and
                                            investment firm (June 1991 to
                                            present); Chairman, Leaseway
                                            Transportation Corp., a distribution
                                            services provider (December 1994 to
                                            April 1995). Other directorships:
                                            Northwestern Steel and Wire Company,
                                            a producer of steel and wire
                                            products; Sapient Corporation, a
                                            software company; Anacomp
                                            Incorporated, a micrographics
                                            supplier. Chair of ROHN's
                                            Compensation Committee and member of
                                            the Executive and Audit Committees.

                                             Principal Occupations for the Last
                                                        Five Years,
                               Director      Other Directorships and Committee
Name of Nominee                 Since   Age             Assignments
---------------                -------- --- ------------------------------------
Brian B. Pemberton............   1997    54 President and Chief Executive
                                            Officer of ROHN Industries, Inc.
                                            (commencing April 14, 1997);
                                            President, Skycell Services, a
                                            division of American Mobile
                                            Satellite Corporation, a common
                                            carrier providing satellite-based
                                            mobile voice and data services to
                                            North America ("AMSC") (August 1996
                                            to December 1996); President and
                                            Chief Executive Officer, AMSC (April
                                            1995 to August 1996); President,
                                            AMSC (April 1990 to April 1995).
                                            Other directorships: AC Nielsen
                                            Corporation, provider of market
                                            research. Chair of ROHN's Executive
                                            Committee.
Myron Noble...................     --    61 Chairman of the Board of ROHN
                                            Industries, Inc. (commencing with
                                            the Effective Time of the Merger);
                                            Chairman and Chief Executive Officer
                                            of PiRod Inc. (commencing in 1996);
                                            President PH, Inc., (commencing in
                                            1996); President, Pi-Rod, Inc., an
                                            Indiana corporation (1973 to 1996);
                                            Other directorship: PiRod Holdings,
                                            Inc. (1996 to present); Miller
                                            Building Systems, Inc., a
                                            manufacturer of portable building
                                            systems (1995 to 1998); St. Joseph
                                            Capital Bank (1997 to present).
John H. Laeri, Jr.............     --    63 Chairman, Meadowcraft Associates
                                            Inc., a private investment banking
                                            firm (January 1991 to present);
                                            President and Chief Executive
                                            Officer, The GolfCoach Inc., a golf
                                            products marketer (December 1998 to
                                            present); Chairman, UNR Asbestos-
                                            Disease Claims Trust (1990 to
                                            present).
Michael E. Levine.............     --    57 Executive Vice President--Marketing
                                            & International (August 1994 to
                                            present) and Executive Vice
                                            President--Marketing (July 1992 to
                                            August 1994) of Northwest Airlines
                                            Corporation; Trustee, UNR Asbestos-
                                            Disease Claims Trust (1989 to
                                            present).
Paul H. Spinale...............     --    35 Joined Bain Capital, Inc. in 1992; a
                                            Principal since 1996.
Marc B. Wolpow................     --    40 Managing Director of Bain Capital,
                                            Inc. since 1993 and of Sankaty
                                            Advisors, Inc. (an affiliate of Bain
                                            Capital, Inc.) since 1997. Also a
                                            director of Physicians Quality Care,
                                            Inc., Miltex Holdings, Inc., PSI,
                                            Inc. and American Pad & Paper
                                            Company.
         .....................     --
         .....................     --

   ROHN did not have an annual meeting of stockholders in 1998, and the Meeting at which the Merger will be considered will also serve as ROHN's delayed 1998 annual meeting. The information on pages 91 to 96 below regarding ROHN's Board of Directors and executive officers was included in part in ROHN's Annual Report to the SEC on Form 10-K for the year ended December 31, 1997, updated herein to include information for the year ended December 31, 1998, where available.

Directors' Compensation

   ROHN employees who serve as directors of ROHN receive no compensation for such services. Non-employee directors of ROHN are paid compensation at an annual rate of $30,000 (the Chairman receives $50,000), payable in quarterly installments. Non-employee directors have the right to receive all or part of their annual compensation in shares of restricted ROHN common stock. Non-employee directors receive $1,000 for each Board meeting of a committee of the Board which they attend in person or by telephone. Directors are also reimbursed for their out-of-pocket expenses incurred in connection with such meetings.

Board Meetings; Board Committee Functions and Composition

   The Board of Directors met five times in 1997 and ten times during 1998. The Board has an Audit Committee, a Compensation Committee and certain other committees. The Board does not have a standing Nominating Committee.

   The Audit Committee currently consists of Charles M. Brennan, III (Chair), Darius W. Gaskins, Jr. and Ruth R. McMullin. The Audit Committee makes recommendations to the full Board of Directors regarding engagement of independent public accountants; reviews and approves the scope of independent audits and the fees and other arrangements regarding such services; reviews the results of the annual audit with the independent public accountants; and generally reviews the adequacy of ROHN's accounting systems, internal accounting controls and applications of accounting policies to new or unusual circumstances. The Audit Committee met twice during 1997 and twice during 1998.

   The Compensation Committee currently consists of Darius W. Gaskins, Jr. (Chair), Gene Locks and Ruth R. McMullin and has the responsibility for considering and making recommendations to the full Board of Directors regarding officers' compensation and benefits and ROHN's organizational structure. The Compensation Committee met four times during 1997 and two times during 1998.

Executive Officers

   The executive officers of ROHN are:

Name                             Age             Experience (Tenure)
----                             ---             -------------------
Brian B. Pemberton..............  54 See above.
Richard L. Rohn.................  53 Vice President-Shelters of ROHN (commencing
                                     September 1, 1997); President Shelter
                                     Operations, ROHN, Inc., a subsidiary of
                                     ROHN (1992-present).
James R. Cote...................  48 Vice President--International and Corporate
                                     Development of ROHN (commencing April 1,
                                     1998); Vice President Marketing and Sales
                                     of the Company (1997-1998); Vice President
                                     Sales and Marketing, ROHN Division of UNR
                                     Industries, Inc. (1993-1997).
David V. LaRusso................  44 Vice President and Chief Financial Officer
                                     of ROHN (commencing September 1, 1997);
                                     President and Chief Executive Officer,
                                     Allied HealthCare Products, Inc. (1994-
                                     1996); Vice President and Chief Financial
                                     Officer (1988-1996).

Name                             Age             Experience (Tenure)
----                             ---             -------------------
Timothy W. Kirk.................  42 Vice President, General Counsel and
                                     Secretary of ROHN (commencing December 1,
                                     1997); General Counsel, Central Illinois
                                     Light Company (1993-1997).
Craig A. Ahlstrom...............  52 Vice President--Sales and Marketing of ROHN
                                     (commencing April 1, 1998); Channel and
                                     Sales Manager, Xantel Corporation (1997-
                                     1998); Consulting Manager, Lexmark
                                     International (1995-1997); Vice President--
                                     Sales and Marketing, Supreme Products
                                     (1993-1995).

   All of the executive officers are elected by the Board of the Directors of ROHN at the annual meeting of stockholders for one-year terms and serve until such time as their respective successors are duly elected and qualified.

Management Compensation

 Summary Compensation Table

   The following table sets forth the total cash and non-cash compensation in each of 1995, 1996, 1997 and 1998 received by ROHN's Chief Executive Officers serving as such in 1997 and 1998 and the Company's four other most highly compensated executive officers serving at the end of 1997 and 1998.

                                                             Long Term
                              Annual Compensation          Compensation
                          ---------------------------- ---------------------
                                                Other
                                               Annual  Restricted Securities
                                               Compen-   Stock    Underlying
   Name and Principal          Salary   Bonus  sation    Awards    Options      All Other
        Position          Year   ($)     ($)   ($)(2)    ($)(3)     (#)(4)   Compensation($)
   ------------------     ---- ------- ------- ------- ---------- ---------- ---------------
Thomas A. Gildehaus(1)..  1998     --      --      --       --         --             --
 Former President and     1997 106,534     --   18,034      --         --       1,125,000(8)
 Chief Executive Officer  1996 375,000 300,000 205,079      --         --          22,298(8)
                          1995 375,000 300,000 324,091      --         --          71,107(8)
Henry Grey(1)...........  1998     --      --      --       --         --             --
 Former Senior Vice-
  President and           1997 170,432     --   10,075      --         --         920,150(9)
 Chief Financial Officer  1996 190,700 135,000 113,933      --         --          12,033(9)
                          1995 190,100 130,000 180,051   48,491        --          32,763(9)
Brian B. Pemberton(5)...  1998 331,250 200,000     --   587,500    450,000          2,500(10)
 President and Chief
  Executive Officer       1997 207,230 200,000     --   750,000    100,000         56,315(11)
Richard Rohn............  1998 183,462 168,000     --   205,625    105,000          2,500(10)
 Vice President--
  Shelters                1997 174,785  90,000     --   187,500        --           2,375(10)
                          1996 172,046 172,000     --   212,500        --           2,375(10)
                          1995 200,436 172,000     --    22,613        --           2,310(10)
James R. Cote...........  1998 142,508  61,000     --   176,250     90,000          2,500(10)
 Vice President--
  International           1997 134,200  30,000     --       --         --           2,500(10)
 & Corporate Development  1996 171,625  60,392     --    61,250        --           1,989(10)
                          1995 182,280     --      --       --         --           1,924(10)
David V. LaRusso(6).....  1998 163,077  68,000     --   176,250     90,000          1,108(10)
 Vice President and       1997  49,231  20,000     --       --      50,000          5,435(11)
 Chief Financial Officer
Craig A. Ahlstrom(7)....  1998 103,924  52,000     --   174,375     50,000        124,975(12)
 Vice President--Sales &
  Marketing

--------
 (1) Messrs. Gildehaus and Grey resigned their positions as executive officers, and in the case of Mr. Gildehaus as a director, on the termination of their employment on April 11, 1997 and June 30, 1997, respectively.
 (2) Represents imputed annual interest at 7% (the prime rate on the date of the loans) on interest-free loans to purchase stock under the 1994 Executive Stock Purchase Plan described under "Transactions with Management" on page 99.
 (3) Restricted Stock Awards are made pursuant to the terms of the ROHN 1992 Restricted Stock Plan. The stock is valued at the closing price of the stock on the NASDAQ Stock Market on the date of the award. The restricted stock held by Messrs. Gildehaus and Grey became vested on the termination of their employment. On December 31, 1997, Mr. Pemberton held 100,000 shares of restricted stock valued at $515,600, and on December 31, 1998, he held 175,000 shares of restricted stock valued at $601,562. On December 31, 1997, Mr. Rohn held 56,024 shares of restricted stock valued at $288,860, and on December 31, 1998, held 73,990 shares of restricted stock valued at $254,341. During 1997, Messrs. Pemberton and Rohn were awarded 100,000 and 25,000 shares of restricted stock, respectively, and during 1998, they were awarded 100,000 and 35,000 shares, respectively. The shares of restricted stock awarded to Messrs. Pemberton and Rohn in 1997 and 1998 vest 25% per year over a four-year period from the date of the grant. On December 31, 1997, Mr. Cote held 10,000 shares of restricted stock valued at $51,560, and on December 31. 1998, he held 40,000 shares of restricted stock valued at $137,500. During 1996, Mr. Cote was awarded 10,000 shares of restricted stock that will vest 100% in five years. During 1998, Mr. Cote was awarded 30,000 shares of restricted stock that will vest 25% per year over a four-year period from the date of grant. During 1998, Messrs. LaRusso and Ahlstrom were each awarded 30,000 shares of restricted stock which will vest 25% per year over a four-year period from the date of the grant. On December 31, 1998, Messrs. LaRusso and Ahlstrom each held 30,000 shares of restricted stock valued at $103,125. Messrs. Pemberton, Rohn, Cote, LaRusso and Ahlstrom were entitled to receive all dividends on restricted stock held by them.
 (4) See "Option Grants in 1997 and 1998" below.
 (5) Mr. Pemberton's employment with ROHN commenced on April 14, 1997.
 (6) Mr. LaRusso's employment with ROHN commenced on September 2, 1997.
 (7) Mr. Ahlstrom's employment with ROHN commenced on April 1, 1998.
 (8) The amounts shown for 1995 and 1996 include ROHN's contributions to Mr. Gildehaus' 401(k) plan of $3,234 and $3,325 in 1995 and 1996, respectively; contributions to Mr. Gildehaus' account in the ROHN Employees Profit Sharing Plan of $13,500 and $6,000 in 1995 and 1996, respectively; contributions to Mr. Gildehaus' account in the ROHN Industries, Inc. Supplemental Executive Retirement Plan of $50,400 and $9,000 in 1995 and 1996, respectively; and annual life insurance premiums of $3,973 and $3,973 in 1995 and 1996, respectively. Mr. Gildehaus' employment was terminated on April 11, 1997, and the amount shown for 1997 constitutes the severance payment made to Mr. Gildehaus pursuant to a Change of Control Agreement which is described on page 98.
 (9) The amounts shown for 1995 and 1996 include ROHN's contributions to Mr. Grey's 401(k) plan of $3,234 and $3,325 respectively; contributions to Mr. Grey's Profit Sharing Plan of $13,500 and $6,000 for the years 1995 and 1996, respectively; and contributions to the Supplemental Executive Retirement Plan of $16,029 and $2,708 for 1995 and 1996, respectively. Mr. Grey's employment was terminated on June 30, 1997, and the amounts shown for 1997 include a severance payment of $889,650 made to Mr. Grey pursuant to a Change of Control Agreement, which is described on page 98, and $30,500 of personal property that was transferred to him.
(10) The amounts shown constitute ROHN's contributions to the 401(k) plan for these employees.
(11) The amounts shown are for relocation expenses incurred by Messrs. Pemberton and LaRusso.
(12) The amount shown is for relocation expenses of $58,271, a relocation bonus of $41,704 and a signing bonus of $25,000 that were negotiated with Mr. Ahlstrom.

 Option Grants in 1997 and 1998(1)

                                          Percent of                      Potential Realizable
                               Number of    Total                                 Value
                              Securities   Options                        ($) at Assumed Annual
                              Underlying  Granted in Exercise             Rates of Stock Price
                                Options     Fiscal    or Base  Expiration   Appreciation for
          Name           Year Granted (#)    Year    Price ($)    Date      Option Terms (2)
          ----           ---- ----------- ---------- --------- ---------- ---------------------
                                                                              5%         10%
                                                                          ---------- ----------
Thomas A. Gildehaus..... 1998       --       --           n/a        n/a         n/a        n/a
                         1997       --       --           n/a        n/a         n/a        n/a
Henry Grey.............. 1998       --       --           n/a        n/a         n/a        n/a
                         1997       --       --           n/a        n/a         n/a        n/a
Brian B. Pemberton...... 1998   450,000       47%     $ 5.875   03/11/08  $1,662,628 $4,213,450
                         1997   100,000       48%     $  7.75   04/14/02     214,118    487,393
Richard Rohn............ 1998   105,000       11%     $ 5.875   03/11/08     387,947    983,138
                         1997       --       --           --         --          --         --
James R. Cote........... 1998    90,000        9%     $ 5.875   03/11/08     332,526    842,690
                         1997       --       --           --         --          --         --
David V. LaRusso........ 1998    90,000        9%     $ 5.875   03/11/08     332,526    842,690
                         1997    50,000       24%     $  4.37   09/02/02      60,368    137,413
Craig A. Ahlstrom....... 1998    50,000        5%     $5.8125    4/21/03      80,301    177,445
                         1997       --       --           --         --          --         --

--------
(1) ROHN stock option plans are administered by the Compensation Committee of the Board of Directors, which has authority to determine the employees to whom, and the terms at which, options will be granted. Under the terms of ROHN's plan, the Compensation Committee retains discretion, subject to plan limits, to modify the terms of outstanding options.
   The per share option prices are the fair market value of ROHN's common stock on the date of the grant less any extraordinary dividends paid after the grant date. The options granted to Mr. Pemberton in 1997 became exercisable twelve months from the date of the grant. All remaining options granted are exercisable at the rate of one-third per year over a three year period. The options granted to Messrs. Pemberton and LaRusso in 1997, and the options granted to Mr. Ahlstrom in 1998, have a term of five years. All other options were granted for a term of ten years. In addition, all options granted become exercisable upon a change of control as defined in the plans.
(2) The amounts shown in these columns are calculated at the 5% and 10% rates set by the SEC and are not intended to forecast future appreciation of ROHN's stock price.

 Aggregate Option Exercises in Last Two Fiscal Years and Fiscal Year-End Option Values for 1997 and 1998

                               Shares
                              Acquired  Value     Number of Securities    Value of Unexercised In-
                                 on      ($)      Underlying Options at     the-money Options at
          Name           Year Exercise Realized      Fiscal Year-End         Fiscal Year-End (1)
          ----           ---- -------- -------- ------------------------- -------------------------
                                                Exercisable Unexercisable Exercisable Unexercisable
                                                ----------- ------------- ----------- -------------
Thomas A. Gildehaus..... 1998     --        --        --           --         --             --
                         1997     --        --        --           --         --             --
Henry Grey.............. 1998     --        --        --           --         --             --
                         1997     --        --        --           --         --             --
Brian B. Pemberton...... 1998     --        --    100,000      450,000        --             --
                         1997     --        --        --       100,000        --             --
Richard Rohn............ 1998     --                  --       105,000        --             --
                         1997  50,000  $267,500       --           --         --             --
James R. Cote........... 1998     --        --        --        90,000        --             --
                         1997     --        --        --           --         --             --
David V. LaRusso........ 1998     --        --     16,667      123,333        --             --
                         1997     --        --        --        50,000        --         $39,300
Craig A. Ahlstrom....... 1998     --        --        --        50,000        --             --
                         1997     --        --        --           --         --             --

--------
(1) On December 31, 1997, the market value of ROHN stock was $5.156 per share (and it was $3.406 on December 31, 1998).

Compensation Committee Report on Executive Compensation

   The Compensation Committee is composed of three independent directors. No member of the Committee is a former or current officer or employee of ROHN or any of its subsidiaries. The Committee formulates the compensation policy and structure for executive officers, reviews salary and bonus recommendations for those officers and submits its recommendations to the full Board of Directors for approval. The Compensation Committee is solely responsible for determining long-term incentive compensation granted to executive officers under the stock option, restricted stock and other long-term incentive plans previously approved by the stockholders.

   In formulating and implementing compensation programs, it has been the philosophy of the Compensation Committee that a substantial portion of executive compensation should be related to ROHN's financial performance. Accordingly, compensation programs have been structured to include incentives based on measures of ROHN's financial performance. The compensation programs for executive officers have consisted of base salary and short-term and long-term incentive compensation plans. The Compensation Committee determined that the short-term and long-term incentive programs for 1997 and 1998 would be based 50% upon meeting the ROHN budget and 50% upon achieving mutually negotiated personal objectives.

 Base Salary

   The Committee annually reviews the base salary of each executive officer. In determining salary adjustments, the Committee considers individual job performance, length of employment, level of responsibility and information supplied by an independent compensation consulting firm concerning the average compensation levels of executive officers in a large group of companies with average sales of approximately $345 million ("Compensation Peer Group"). The compensation data used for comparison from the Compensation Peer Group has been statistically adjusted to reflect ROHN's sales size. The Committee believes that the Compensation Peer Group, as adjusted, is an appropriate peer group for compensation purposes. While the salary for the Chief Executive Officer is typically reviewed annually, the Chief Executive Officer's 1997 base salary was determined by negotiation when he was hired in April of 1997. The base salary levels of the other executive officers are also reviewed by the Committee on a calendar year basis. In 1997, base salaries for executive officers continuing from 1996 were increased approximately 6% from 1996 levels. Base salaries for executive officers who were hired during 1997 and 1998 were determined by negotiation. Based upon the Compensation Committee's analysis, and upon the information provided by an independent compensation consultant, the Committee believed that the 1997 base salary of ROHN's Chief Executive Officer, Mr. Pemberton, was approximately 6% above market, and the base salaries of the other executive officers were moderately above market. Accordingly, base salaries for executive officers were not increased during 1998.

 Short-term Incentives

   Historically, a significant part of short-term executive compensation is based on an incentive bonus. Under the 1997 and 1998 Bonus Plan, 50% of an executive officer's target bonus is tied to meeting the ROHN budget and 50% is tied to mutually negotiated personal objectives. For 1997, the Chief Executive Officer and Richard Rohn, the target bonus was 50% of salary and the maximum bonus opportunity was 100% of salary. For other executive officers, the target bonus was 33% of salary and the maximum bonus opportunity was 66% of salary. For 1998, the target bonus for the Chief Executive Officer, Richard Rohn and other executive officers was 75%, 67% and 50% of salary, respectively, with a maximum bonus opportunity of 100% of salary.

   Personal goals for the Chief Executive Officer were negotiated between him and the Compensation Committee as more fully described below. The personal objectives for other executive officers were negotiated between the Chief Executive Officer and those executives. Bonuses were awarded to executive officers, other than the Chief Executive Officer, for 1997 and 1998 based upon a subjective evaluation by the Compensation Committee of the achievements by the executive officers.

 Long-term Incentives

   ROHN's long-term incentive plans consist of Stock Option Plans, a Restricted Stock Plan and a Stock Purchase Plan. The Committee believes that an appropriate level of ownership by executive management will enhance the incentive of these executive officers to manage ROHN for the benefit of all stockholders. In 1997, 200,000 options were granted to the named executive officers under the 1990 Stock Option Plan pursuant to their employment agreements, 100,000 of which were awarded to the Chief Executive Officer and 50,000 of which were awarded to Mr. LaRusso. In 1997, 125,000 shares of common stock were awarded to executive officers under the Restricted Stock Plan, 100,000 shares of which were awarded to the Chief Executive Officer pursuant to his employment agreement and 25,000 shares of which were awarded to Richard L. Rohn. No stock was sold to executive officers in 1997 under the Stock Purchase Plan.

   In 1998, 785,000 options were granted to the named executive officers as set forth on page 94. In 1998, 225,000 shares of common stock were awarded to the named executive officers under the Restricted Stock Plan, 100,000 shares of which were awarded to the Chief Executive Officer, 35,000 shares of which were awarded to Richard Rohn and 30,000 shares of which were awarded to each of Messrs. Cote, LaRusso and Ahlstrom. No stock was sold to executive officers in 1998 under the Stock Purchase Plan.

 Chief Executive Officer Compensation

   Brian B. Pemberton was elected President and Chief Executive Officer of ROHN effective April 14, 1997. ROHN entered into an employment agreement with Mr. Pemberton which provides for a base annual salary of $325,000, subject to annual review and adjustment by the Compensation Committee. Mr. Pemberton is eligible for an annual bonus. In addition, Mr. Pemberton was awarded 100,000 shares of restricted stock under the Restricted Stock Plan and options to purchase an additional 100,000 shares under ROHN's Key Executives' Stock Option Plan. Those shares of restricted stock will vest at the rate of 25% per year during a four-year period of continuous employment or in the event of death, disability or a change of control of ROHN, as provided in the Restricted Stock Plan. Those stock options are exercisable after one year of employment at the market price of the stock as of April 1, 1997, and expire in five years. Mr. Pemberton is covered by ROHN's health, disability and life insurance program and other benefits generally provided to ROHN executives.

   For 1997 and 1998, Mr. Pemberton's bonus award was based 50% on the performance of ROHN in relation to the budget and 50% on the personal goals for Mr. Pemberton established through consultation between Mr. Pemberton and the Compensation Committee. The 1997 goals for Mr. Pemberton included implementation of the 1997 budget and business plan, the development of stockholder relationships, recruitment and development of other executive officers, and the expansion of international business opportunities for ROHN. These goals were not ranked or weighted. Mr. Pemberton was awarded a bonus of $200,000 based upon a subjective evaluation of his achievements for 1997 by the Compensation Committee.

   The 1998 goals for Mr. Pemberton included assisting the Trust's efforts to sell all or a part of its ROHN shares, to enhance stockholder value, to develop a long-term strategy for ROHN and to develop additional manufacturing capacity. These goals were not ranked or weighted. Mr. Pemberton was awarded a bonus of $200,000 based upon a subjective evaluation of his achievements for 1998 by the Compensation Committee.

 Section 162(m) of the Internal Revenue Code

   The Committee has considered the effect of Section 162(m) of the Internal Revenue Code, which limits the tax deduction to $1 million for compensation paid to the top five executive officers unless certain requirements are met. As a general matter, the Committee does not expect that any executive officer's compensation is likely to exceed $1 million. Accordingly, the Committee concluded not to make any changes in ROHN's existing compensation programs. The Committee will continue to consider the impact of Section 162(m) and to assess alternatives to minimize or eliminate any loss of tax deductions in future years consistent with the objectives of ROHN's executive compensation programs.

                                          Compensation Committee
                                          Darius W. Gaskins, Jr., Chair
                                          Gene Locks
                                          Ruth R. McMullin

ROHN Stock Performance Graph

   The following performance graph compares ROHN's total stockholder return on its common stock for a six year period (December 31, 1992 to December 31, 1998) with the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's Communications Equipment 500 Index. This graph assumes an investment of $100 on December 31, 1992 and reinvestment of dividends.


                                                                                        S&P Comm.
       Date                  ROHN                       S&P 500                       Equipment 500
 --------------------------------------------------------------------------------------------------
   December 1992             $100                        $100                             $100
   December 1993             $130                        $110                             $ 96
   December 1994             $127                        $112                             $110
   December 1995             $248                        $153                             $164
   December 1996             $247                        $188                             $192
   December 1997             $216                        $251                             $250
   December 1998             $144                        $322                             $441


Employment Contracts and Other Agreements

 Employment Agreement -- Brian B. Pemberton

   Brian B. Pemberton was elected President and Chief Executive Officer of ROHN on April 14, 1997. ROHN has entered into an employment agreement with Mr. Pemberton which provides for a base salary of $325,000, subject to annual review and adjustment by the Compensation Committee. Mr. Pemberton will be eligible for an annual bonus under ROHN's Incentive Bonus Plan which provides a maximum bonus opportunity of 100% of base salary for senior executive officers. In addition, Mr. Pemberton was awarded 100,000 shares of restricted stock under the Restricted Stock Plan and options to purchase an additional

100,000 shares under ROHN's Stock Option Plan. Restricted stock will vest at the rate of 25% per year during a four-year period of continuous employment or in the event of death, disability or a change of control of ROHN, as provided in the Restricted Stock Plan. Stock options are currently exercisable at the market price of the stock as of April 1, 1997, and expire in April 2002. Mr. Pemberton is covered by ROHN's health, disability and life insurance program and other benefits generally provided to ROHN executives. Mr. Pemberton's employment may be terminated by either party at any time for any reason, but in the event his employment is terminated by ROHN without cause, as defined in the agreement, Mr. Pemberton will be entitled to a severance payment equal to one year's base salary then in effect plus the amount of the target bonus under the Incentive Bonus Plan for the year in which termination occurs.

 Change of Control Agreements

   At various times, ROHN has entered into Change of Control Agreements ("Control Agreements") with various executive officers. On March 5, 1993, ROHN entered into a Control Agreement with Henry Grey. On July 1, 1995, ROHN entered into a Control Agreement with Thomas A. Gildehaus. On November 30, 1996, ROHN entered into a Control Agreement with James Cote. On September 2, 1997, ROHN entered into a Control Agreement with David V. LaRusso. These Control Agreements were for a term of three years, subject to renewal for additional three year terms. On March 5, 1996, the Control Agreement of Mr. Grey was renewed for an additional three-year term. On July 24, 1998, the Control Agreement with Mr. LaRusso was terminated.

   A Change of Control includes (i) the acquisition by any person or group acting in concert of beneficial ownership of 50% or more of ROHN's outstanding shares, with certain exceptions, (ii) a change in the composition of ROHN's Board of Directors in any 24-month or less period such that a majority of the directors serving at the end of the period were not serving at the beginning of the period, unless at the end of the period the majority of the directors in office were nominated upon the recommendation of a majority of the Board at the beginning of the period, or (iii) approval by stockholders of a merger, consolidation or similar transaction (as to which those stockholders immediately prior to such transaction are not the owners of more than 75% of the resulting corporation's outstanding voting stock after such event) or the sale of all or substantially all of ROHN's consolidated assets. The Compensation Committee recognized that the sale of four of ROHN's five operating divisions in 1996 constituted a change of control for purposes of the Control Agreements.

   If, during the term of these Control Agreements, a Change of Control occurs, and within a two year period from the date of such Change of Control, either
(i) the executive's employment with ROHN is terminated by ROHN other than for cause or on account of the executive's death, permanent disability or retirement, or (ii) the executive resigns for good reason, then ROHN is required to pay to the executive a severance payment. The severance payments are amounts equal to three times base salary for Mr. Gildehaus, three times base salary plus target bonus for Mr. Grey, and one and one-third times base salary for Mr. Cote, for the year in which termination occurs; provided that in no event may the total amount of the severance payment exceed 2.99 times the five year average W-2 income of the executive. The severance payment is payable in a single lump sum payable within 30 days of the termination of employment or resignation.

   In addition to the severance payment, ROHN is required to provide health, disability and life insurance in accordance with the plans maintained by ROHN for executives for a period of three years (one year for Mr. Cote) from the date of termination of the executive's employment, provided that health, disability and life insurance benefits cease if the executive becomes employed during such period and receives similar benefits in connection with such employment.

   During employment and for a period of one year after the termination of employment for any reason, the executive may not enter into, be connected with, or work for an individual, firm or corporation which is then in substantial competition with ROHN in the United States.

   On April 11, 1997 and June 30, 1997, respectively, the employment of Messrs. Gildehaus and Grey was terminated, triggering severance benefits under their Control Agreements.

 Letter Agreements

   On July 24, 1998, ROHN entered into letter agreements (the "Letter Agreements") with the following executive officers of ROHN: Messrs. David V. LaRusso, Richard L. Rohn, Timothy W. Kirk, Craig A. Ahlstrom and Jay Buehler, former Vice President-Operations of ROHN. The Letter Agreements each provide that if the employment of the covered executive officer is terminated by ROHN without cause, as defined in the Letter Agreement, prior to July 24, 2001, the terminated executive officer will be entitled to a severance payment equal to one year's base salary then in effect plus the amount of the target bonus under the Incentive Bonus Plan for the year in which termination occurs. Mr. Buehler resigned in November 1998 and ROHN made a severance payment of $232,132 to Mr. Buehler.

 Indemnification Agreements

   At various times, ROHN has entered into Indemnification Agreements ("Indemnification Agreements") with various executive officers and directors (each an "Indemnitee"). On June 20, 1990, ROHN entered into an Indemnification Agreement with each of Henry Grey, Charles M. Brennan, III, Darius W. Gaskins, Jr. and Ruth McMullin. On July 1, 1992, ROHN entered into an Indemnification Agreement with Thomas A. Gildehaus. On November 22, 1995, ROHN entered into an Indemnification Agreement with Gene Locks. These Indemnification Agreements provide that ROHN shall indemnify, and advance expenses (as defined therein) to, each Indemnitee to the fullest extent permitted by law.

Transactions with Management

   Pursuant to the ROHN 1994 Executive Stock Purchase Plan, Thomas A. Gildehaus and Henry Grey purchased a total of 1,400,000 shares of common stock of ROHN on September 9, 1994 at a price of $5.525 per share. The purchase price was the average of the average of the reported high and low prices for ROHN's common stock on the NASDAQ Stock Market on each of the five trading days preceding the purchase. Shares were paid for in cash in the amount of the par value of the shares ($.01 per share) and the balance in promissory notes due in three years. The notes were interest free (although for tax purposes interest is imputed), except that in the event that a participant resigned from ROHN or was terminated for cause, the notes would become due and interest at the applicable Federal rate under Section 1274 of the Internal Revenue Code would be applied retroactively from the date of the notes. If the shares were sold prior to the expiration of three years other than in connection with a Change in Control (as defined under "--Change of Control Agreements," above), interest would be applied retroactively from the date of the note at the applicable Federal rate. Dividends and distributions on the shares, after reduction for federal and state taxes, would be paid to ROHN to be applied to the principal of the notes. The notes were limited recourse in that, if the stock was insufficient to satisfy the loan balance at maturity, the participant could tender the shares in partial payment of the notes and would be personally liable for that portion of the deficiency that exceeded 25% of the loan balance (before applying the security). ROHN's recourse was limited to the shares if the participant dies, became disabled or was terminated without cause, if there was a Change in Control of ROHN or if ROHN exercised its option to apply the shares to the notes upon the participant's resigning or being terminated for cause. The amounts of the promissory notes executed by Messrs. Gildehaus and Grey on the date of the foregoing transactions were $4,963,500 and $2,757,500, respectively. On March 31, 1997, ROHN applied shares held under the plan for Messrs. Gildehaus and Grey sufficient to satisfy the unpaid principal of their notes.

   At a Board of Directors meeting on December 5, 1996, the Board determined that it was in the best interests of ROHN to transfer certain contingent liabilities associated with discontinued operations (the "Liabilities") to Folding Carrier Corporation, a wholly owned subsidiary of ROHN ("Folding Carrier"). The Liabilities, estimated at $6,975,000, and an equal amount of cash were transferred to Folding Carrier, and Folding Carrier issued to ROHN 18 shares of Class B (non-voting) common stock, par value $10 per share. This Class B stock represents approximately 15% of the outstanding common stock of Folding Carrier. The

ROHN Board has also determined that it was in the best interests of ROHN to provide a financial incentive in the form of stock to the management of Folding Carrier to efficiently manage and satisfy the Liabilities at the lowest possible cost. Accordingly, pursuant to a Stock Purchase and Sale Agreement (the "Agreement") ROHN sold nine shares of Class B stock of Folding Carrier (the "Shares") to each of Henry Grey and Michael F. Boyle for the sum of $90, or an amount equal to the par value of the shares purchased. Mr. Grey was Senior Vice President and Chief Financial Officer of ROHN and was a Vice President of Folding Carrier; Mr. Boyle was also a Vice President of Folding Carrier and a former Vice President of ROHN. Under the terms of the Agreement, at such time as the Liabilities of Folding Carrier are discharged, or if either Mr. Grey or Mr. Boyle ceases to provide services to Folding Carrier, ROHN was required to buy (and the stockholder is required to sell) his Shares at their book value. Messrs. Grey and Boyle resigned their positions with Folding Carrier and their nine shares of Class B stock were repurchased by ROHN for $155,006 each on December 31, 1997 in accordance with the Agreement.

                      BENEFICIAL OWNERSHIP OF ROHN SHARES

   The following table sets forth information as of February 1, 1999 regarding the beneficial ownership of ROHN by: (i) each person or group that has reported beneficial ownership of more than five percent of the ROHN common stock outstanding, (ii) ROHN's current directors and certain of its current executive officers, and (iii) all of ROHN's current directors and officers as a group.

                                                            Common Stock
                                                     --------------------------
                                                      Amount and
                                                       Nature of
                                                      Beneficial     Percent
Beneficial Owner                                     Ownership (1) of Class (2)
----------------                                     ------------- ------------
Principal Stockholders
UNR Asbestos-Disease Claims Trust (3)...............  29,348,051       55.5%
  100 North Lincolnway
  North Aurora, IL 60542
Portfolio Q Investors, L.P. (4).....................   3,189,000        6.0
  201 Main Street
  Forth Worth, TX 76102
Directors and Executive Officers
Craig Ahlstrom......................................      30,000          *
Charles M. Brennan, III.............................      25,690          *
James R. Cote (5)...................................      70,000          *
Darius W. Gaskins, Jr...............................      57,190          *
David V. LaRusso (5)................................      76,500          *
Gene Locks..........................................      28,650          *
Ruth R. McMullin....................................      46,235          *
Brian B. Pemberton (5)..............................     455,000          *
Richard L. Rohn (5).................................     210,344          *
All directors and officers as a group (10 persons)
 (6)................................................   1,052,909        2.0%

--------
(1) Unless otherwise noted, the persons listed beneficially own all shares set forth opposite their respective names with sole power to vote and dispose of such shares, except Mr. Pemberton (5,000 shares) wherein voting or investment power is shared with others. Mrs. McMullin's total also includes 8,700 shares held by her spouse and 3,325 shares held in a trust.
(2) Percentage ownership is not shown for directors or officers owning less than one percent of the outstanding common stock.
(3) The Trustees of the Trust are John H. Laeri, Jr., Chairman, Michael E. Levine, and David S. Schrager. The Trustees are deemed to share beneficial ownership of the 29,348,051 Trust shares because they collectively possess the power to vote and dispose of the Trust shares on behalf of the Trust, except that the United States Bankruptcy Court for the Northern Division of Illinois must approve sales of Trust shares. Pursuant to the Trust Voting Agreement, the Trust has granted PiRod the right to vote the ROHN shares held by the Trust (i) in favor of the Merger and for adoption and approval of the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any representation, warranty or covenant of ROHN in the Merger Agreement, and
    (iii) against any action or agreement that would impede, interfere with, or delay, postpone or attempt to discourage the Merger. PiRod has disclaimed beneficial ownership of the ROHN shares held by the Trust.
(4) According to a Schedule 13D filed by Portfolio Q Investors with the SEC on December 23, 1998, it and its affiliates had sole voting and dispositive power over such ROHN shares.
(5) Includes 30,000, 46,500, 250,000 and 34,650 shares subject to stock options exercisable within 60 days of February 1, 1999 for Messrs. Cote, LaRusso, Pemberton and Rohn, respectively, and 389,450 shares subject to stock options exercisable within 60 days of February 1, 1999 for all current directors and executive officers as a group.

     COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires ROHN's executive officers and directors, and persons who own more than 10% of ROHN's common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. ROHN believes that during 1997 and 1998 its executive officers, directors and greater than 10% ROHN stockholders have complied with applicable requirements.

                                 PROPOSAL 3--
                    APPROVAL OF THE 1999 STOCK OPTION PLAN

   The Board of Directors of ROHN on January 14, 1998, adopted the ROHN Industries, Inc. 1999 Stock Option Plan (the "Option Plan"), subject to approval by stockholders. A copy of the Option Plan is included as Appendix B to this Proxy Statement/Prospectus.

   The purpose of the Option Plan is to benefit ROHN and its subsidiaries by offering certain present and future employees (including officers) a favorable opportunity to become holders of stock in ROHN over a period of years, thereby giving them a stake in the growth and prosperity of ROHN and encouraging the continuance of their services with ROHN and its subsidiaries.

   Summary. Under the Option Plan, ROHN may grant options to purchase up to 2,500,000 shares of common stock of ROHN. If any outstanding option expires or is surrendered, cancelled or terminated for any reason, shares allocable to such options shall again be available for grant,

   The Compensation Committee of the Board of Directors (the "Committee") administers the Option Plan. Subject to the terms of the Option Plan, the Committee determines the terms and conditions of options granted under the Option Plan.

   The Option Plan permits the grant of qualified incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). ISOs may be granted to individuals who, at the time of grant, are employees of ROHN or its affiliates. NSOs may be granted to directors and employees of ROHN or its affiliates. The aggregate number of options which may be granted under the Option Plan to any individual within any five-year period during the term of the Option Plan is limited to 1,000,000 shares (subject to proportionate adjustment for changes in capitalization).

   The exercise price of an option granted under the Option Plan is to be determined by the Committee at the time of grant but may not be, in the case of ISOs, less than the fair market value per share or, in the case of NSOs, less than 85% of the fair market value per share, of ROHN common stock at the time of grant. Each option must expire within ten years after the date of grant. ISOs granted to person owning more than 10% of the voting stock of ROHN must have an exercise price of at least 110% of the fair market value per share at the date of grant and may not have terms exceeding five years. Unless otherwise determined by the Committee, options granted under the Option Plan vest in three equal annual installments commencing on the first anniversary of the date of grant.

   An optionee may exercise his or her option by giving notice to ROHN specifying the number of shares to be purchased, accompanied by payment of the exercise price in full in cash or by bank certified, cashier's or personal check. Options may also be exercised in "cashless exercises" (delivery of shares or cancellation of options having a fair market value equal to the exercise price).

   An optionee (or his or her estate in case of death) whose employment with ROHN or any subsidiary ceases for any reason (other than for cause) may exercise options that are exercisable at the time of termination within the applicable periods following termination specified in the Option Plan. If an optionee is terminated for "cause," his or her options shall expire as of the first discovery by ROHN of any cause for termination.

   Options generally are not transferable except by will or the laws of descent and distribution or pursuant to a property settlement in a divorce proceeding.

   If the shares of ROHN common stock are changed by a split-up or consolidation of shares or similar capital adjustment, or payment of any stock dividend, a proportionate adjustment will be made in the number and class of shares subject to unexercised options or available for options and in the exercise price for shares.

   In the event of a "Change in Control," as defined in the Option Plan, all options outstanding become immediately exercisable in full without regard to any vesting schedule. An optionee has the right, within one year after any "Change in Control," to require ROHN (or the surviving entity, if other than ROHN) to purchase from the optionee any or all unexercised options at a per option price equal to the excess of the fair market value per share (as defined in the Option Plan) over the exercise price.

   The Board of Directors may amend or discontinue the Option Plan, except the approval of the holders of a majority of ROHN outstanding shares present and entitled to vote at any meeting is required for any amendment which will (i) increase the number of share issuable under the Option Plan, (ii) permit the grant of options to a class of persons other than those currently permitted to receive options under the Option Plan, (iii) reduce the exercise price of outstanding options, or (iv) require stockholder approval under applicable law.

   Federal Income Tax Consequences. The following discussion is only a summary of general federal income tax consequences to ROHN and the optionees, and does not cover all possible federal, state or local income tax consequences of participation in the Option Plan.

   Under existing law there will be no federal income tax consequences to either the optionee or ROHN upon the grant of an ISO. Except as described below, the optionee will not have to recognize any income upon the exercise of an ISO. The tax consequences to an optionee of selling or disposing of the shares purchased upon exercise of an ISO generally depend on how long he or she has held the shares. If the optionee sells or disposes of the shares after the later of (i) two years after the option grant date or (ii) one year after purchase of shares, the employee will recognize a long-term capital gain (or loss) measured by the excess (or deficit) of the amount realized from such sale or disposition over the exercise price, and no deduction will be allowed to ROHN. If the optionee sells or disposes of the shares (other than by death) before the later of (i) two years after the option grant date or (ii) one year after purchase of shares, the optionee will recognize ordinary income in the year of sale or disposition, and ROHN will be entitled to a corresponding deduction, to the extent the fair market value of the shares at the time they were purchased exceeded the purchase price. Any additional gain is capital gain to the optionee.

   An optionee may under certain circumstances be permitted to pay all or a portion of the exercise price of an ISO by delivering shares of ROHN common stock. If the shares delivered were acquired through a previous exercise of an ISO or an option granted under an employee stock purchase plan, and if the holding period requirement applicable to such shares has not been met, the delivery of such shares could be treated as a taxable sale or disposition of the shares. In general, where an optionee pays the exercise price of an ISO by delivering shares of common stock, the optionee will have a zero tax basis in the shares received that are in excess of the number of shares delivered in payment of the exercise price.

   For alternative minimum tax purposes, regardless of whether the optionee satisfied the holding period requirement, the excess of the fair market value of the shares on the exercise date over the exercise price will be treated as a positive adjustment to the optionee's alternative minimum taxable income for the year the ISO is exercised. If the shares are sold or disposed of in the year the ISO was exercised, however, the positive adjustment taken into account for alternative minimum tax purposes will not exceed the gain realized on such sale or disposition. Exercise of an ISO may thus result in liability for alternative minimum tax.

   An ISO will generally be treated as an NSO for federal income tax purposes if it is exercised more than three months after the optionee terminates his or her relationship with ROHN, but this three-month limitation will not apply if the relationship is terminated by the optionee's death.

   There will be no federal income tax consequences to either the optionee or ROHN upon the grant of an NSO. Upon the exercise of an NSO, the optionee will recognize ordinary income in an amount equal to the excess of the fair market value per share on the date of exercise over the exercise price, and ROHN generally will be entitled to a corresponding federal income tax deduction.

   If an optionee pays the exercise price of an NSO by surrendering shares of ROHN common stock, then, to the extent the shares received upon exercise of the option do not exceed the number of shares delivered, the optionee will be treated as making a tax-free exchange of stock and the new shares received will have the same tax basis and holding period requirement as the shares surrendered. The optionee will recognize ordinary income in an amount equal to the fair market value of the shares in excess of the shares delivered in payment of the exercise price. The basis of those additional shares will equal their fair market value on the date the option is exercised. If an optionee exercises an NSO on a cashless basis as permitted under the Option Plan, the optionee will recognize ordinary income equal to the fair market value of the shares received and the optionee's initial tax basis in such shares will equal their fair market value.

   Adoption of The Plan. The affirmative vote of the holders of a majority of shares of ROHN common stock present in person or by proxy and entitled to vote at the Annual Meeting is necessary to approve the adoption of the Plan.

   The Board of Directors believes that the Option Plan is in the best interests of ROHN. By offering employees an attractive opportunity to buy ROHN common stock, the Option Plan provides incentives for participants to maximize stockholder value. The Option Plan also should help ROHN attract and retain qualified employees. For these reasons, the Board of Directors recommends a vote FOR approval of the ROHN Industries, Inc. 1998 Stock Option Plan.

                                    EXPERTS

   The consolidated financial statements of ROHN Industries, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated herein by reference to the ROHN 1997 Annual Report on Form 10-K, have been so incorporated in reliance on the reports of Arthur Andersen LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of PiRod Holdings, Inc. as of December 28, 1997 and December 29, 1996 and for the year ended December 28, 1997 and the period from July 24, 1996 (inception) to December 29, 1996, included in this Proxy Statement/Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                      STOCKHOLDER PROPOSALS; OTHER MATTERS

   ROHN does not expect to hold an annual meeting of stockholders for 1999 until late in 1999, and will announce the date of the meeting, if one is proposed to be held, at a later date. The date for such a meeting should be included in a future ROHN quarterly report on Form 10-Q. Stockholder proposals for inclusion in proxy materials for such a meeting must be received within a reasonable time before ROHN begins to print and mail its proxy materials.

   ROHN's by-laws specify procedures for notifying the Secretary of ROHN of business (including nominations for directors) to be properly brought before any meeting of stockholders. A copy of the by-laws may be obtained from ROHN's Secretary.

   Representatives of Arthur Andersen LLP, ROHN's independent public accountants, are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

   At this time, the Board of Directors of ROHN is not aware of any other matters to be presented for action at the Annual Meeting to be held on Monday, March 22, 1999, other than those described above in this Proxy Statement/Prospectus. If any other business should properly come before that meeting, votes may be cast with respect to such matters in accordance with the best judgment of the person or persons acting under the proxy.

                      WHERE YOU CAN FIND MORE INFORMATION

   ROHN has filed with the SEC a registration statement under the Securities Act of 1933 registering the ROHN shares to be issued to PiRod stockholders in connection with the Merger. The registration statement, including exhibits and schedules, contains additional relevant information about ROHN. The rules and regulations of the SEC allow ROHN to omit certain information included in the registration statement from this Proxy Statement/Prospectus.

   In addition, ROHN files reports, proxy statements and other information with the SEC under the Securities and Exchange Act of 1934. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC.

  Public Reference Room      New York Regional Office  Chicago Regional Office
 450 Fifth Street, N.W.        7 World Trade Center        Citicorp Center
        Room 1024                   Suite 1300         500 West Madison Street
 Washington, D.C. 20539      New York, New York 10048        Suite 1400
                                                       Chicago, Illinois 60661

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, like ROHN, who file electronically with the SEC. The address of that site is http://www.sec.gov.

   The SEC allows ROHN to "incorporate by reference" information into this Proxy Statement/Prospectus. This means that ROHN can disclose important information to you by referring you to another documented filed separately with the SEC. The information incorporated by reference is considered to be a part of this Proxy Statement/Prospectus, except for any information that is superseded by information that is included directly in this document.

   This Proxy Statement/Prospectus incorporates by reference the documents listed below that ROHN has previously filed with the SEC. They contain important information about ROHN and its financial condition.

ROHN Commission Filings
(File No. 1-8009)                   Description or Period/As of Date
-----------------------     -------------------------------------------------
Annual Report on Form 10-K                       Year ended December 31, 1997
Quarterly Reports on Form
 10-Q                       March 31, 1998; June 30, 1998; September 30, 1998
Current Report on Form 8-K                                  December 28, 1998

   ROHN incorporates by reference additional documents that it may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the Meeting. These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

   You may obtain any of the documents incorporated by reference in this document through ROHN, or from the SEC through its worldwide web site at the address described above. Documents incorporated by reference are available from ROHN without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this Proxy Statement/Prospectus. You can obtain documents incorporated by reference as an exhibit in this Proxy Statement/Prospectus by requesting them in writing or by telephone from ROHN at 6718 West Plank Road, Peoria, Illinois 61604, (309) 697-4400.

   If you would like to request documents, please do so by March 8, 1999, to receive them before the Meeting. If you request any incorporated documents from ROHN, ROHN will mail them to you by first class mail, or another equally prompt means, within one business day after ROHN receives your request.

   We have authorized no one to give you any information or to make any representation about the Merger or ROHN or PiRod that differs from or adds to the information contained in this document or in the documents publicly filed with the Commission. Therefore, if anyone should give you any different or additional information, you should not rely on it.

   If you live in a jurisdiction where it is unlawful to offer the ROHN shares offered by this document, or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this document does not extend to you.

   The information contained in this document speaks only as of the date indicated on the cover of this document unless the information specifically indicates that another date applies.

   With respect to the information contained in this document, ROHN has supplied the information concerning ROHN and PiRod has supplied the information concerning PiRod.

                                          By Order of the Board of Directors

                                          Timothy W. Kirk
                                          Secretary

Peoria, Illinois
February    , 1999

                                                                      Appendix A


                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                             ROHN INDUSTRIES, INC.

                                      AND

                              PIROD HOLDINGS, INC.

                         DATED AS OF DECEMBER 22, 1998

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 1.The Merger..............................................................  A-5
    1.1.  Surviving Corporation...........................................   A-5
    1.2.  Effective Time..................................................   A-5
    1.3.  Effect of the Merger............................................   A-5
    1.4.  Certificate of Incorporation; By-Laws...........................   A-5
    1.5.  Directors and Officers..........................................   A-6
    1.6.  Conversion of Securities........................................   A-6
    1.7.  Fractional Shares...............................................   A-9
    1.8.  Warrants of PIROD...............................................   A-9
    1.9.  Options of PIROD................................................  A-10
    1.10. ROHN Shareholder Meeting........................................  A-10
    1.11. PIROD Shareholder Action........................................  A-11
    1.12. Additional Actions..............................................  A-11
 2.Closing................................................................. A-11
 3.Representations and Warranties of ROHN.................................. A-11
    3.1.  Organization, Good Standing, etc................................  A-11
    3.2.  Authorized ROHN Shares, Absence of Options, Warrants, etc.......  A-12
    3.3.  Effect of Agreement.............................................  A-12
    3.4.  Contracts and Commitments.......................................  A-13
    3.5.  SEC Filings; Financial Statements...............................  A-13
    3.6.  Absence of Liabilities..........................................  A-14
    3.7.  Absence of Certain Changes or Events............................  A-14
    3.8.  Tax and Other Returns...........................................  A-14
    3.9.  Employment Arrangements.........................................  A-15
    3.10. Property........................................................  A-15
    3.11. Patents, Trademarks, etc........................................  A-15
    3.12. Absence of Defaults by Others...................................  A-15
    3.13. Litigation......................................................  A-15
    3.14. Disclosure Documents............................................  A-16
    3.15. Brokers' and Finders' Fees......................................  A-16
    3.16. Insurance.......................................................  A-16
    3.17. Pension, Retirement and Profit Sharing Plans....................  A-16
    3.18. Environmental Matters...........................................  A-17
    3.19. Labor Matters...................................................  A-17
    3.20. Compliance with Laws and Court Orders...........................  A-18
    3.21. Licenses and Permits............................................  A-18
 4.Representations and Warranties of PIROD................................. A-18
    4.1.  Organization, Good Standing, etc................................  A-18
    4.2.  Authorized Shares, Absence of Options, Warrants, etc............  A-18
    4.3.  Effect of Agreement.............................................  A-19
    4.4.  Contracts and Commitments.......................................  A-19
    4.5.  Financial Statements............................................  A-20

                                     Page
                                     ----
    4.6.  Absence of Liabilities..   A-20
          Absence of Certain
    4.7.  Changes or Events.......   A-20
    4.8.  Tax and Other Returns...   A-21
    4.9.  Employment Arrangements.   A-21
    4.10. Property................   A-21
          Patents, Trademarks,
    4.11. etc.....................   A-22
          Absence of Defaults by
    4.12. Others..................   A-22
    4.13. Litigation..............   A-22
    4.14. Disclosure Documents....   A-22
          Brokers' and Finders'
    4.15. Fees....................   A-22
    4.16. Insurance...............   A-22
          Pension, Retirement and
    4.17. Profit Sharing Plans....   A-23
    4.18. Environmental Matters...   A-23
    4.19. Financing...............   A-24
          Ownership of ROHN
    4.20. Shares..................   A-24
    4.21. Labor Matters...........   A-24
          Compliance with Laws and
    4.22. Court Orders............   A-24
    4.23. Licenses and Permits....   A-24
 5.Conduct and Transactions Prior
  to Closing Date..................  A-24
          Conduct of Business by
          ROHN and PIROD Pending
    5.1.  the Closing Date........   A-24
          Agreements of ROHN and
    5.2.  PIROD...................   A-26
          Reasonable Efforts;
    5.3.  Notification............   A-26
 6.Conditions Precedent to the
  Closing..........................  A-27
          Conditions to the
          Obligations of Both
    6.1.  Parties.................   A-27
          Conditions to the
    6.2.  Obligations of ROHN.....   A-28
          Conditions to the
    6.3.  Obligations of PIROD....   A-29
 7.Amendment of Agreement; Waivers.  A-29
    7.1.  Amendment...............   A-29
    7.2.  Waiver..................   A-29
 8.Termination.....................  A-29
    8.1.  Termination.............   A-29
          Notice and Effect of
    8.2.  Termination.............   A-30
 9.Miscellaneous...................  A-30
          Procedure for
          Termination, Amendment,
    9.1.  Extension or Waiver.....   A-30
          Survival of
          Representations and
    9.2.  Warranties..............   A-30
    9.3.  Notices.................   A-30
    9.4.  Expenses................   A-31
    9.5.  Headings................   A-31
          Governing Law;
    9.6.  Jurisdiction............   A-31
    9.7.  Assignment..............   A-32
          Officers' and Directors'
          Insurance;
    9.8.  Indemnification.........   A-32
          ROHN and PIROD Material
    9.9.  Adverse Effect..........   A-32
    9.10. Entire Agreement........   A-32
    9.11. Confidentiality.........   A-33
    9.12. Knowledge...............   A-33

Defined Term                     Section
------------                    ----------
Agreement...................... Preamble
Applicable PIROD Merger
 Consideration................. 1.6.1
ASTs........................... 3.18.5
Bankruptcy Court............... 3.3
Cash Consideration............. 1.6.3(a)
Cash Election Number........... 1.6.4(a)
Cash Election Shares........... 1.6.3(a)
Cashed Shares.................. 1.6.6(a)
Certificate of Merger.......... 1.2
Closing........................ 2
Code........................... Preamble
D&O Insurance.................. 9.8.1
Effective Time................. 1.2
Election Date.................. 1.6.5(b)
Environmental Laws............. 3.18.1
ERISA.......................... 3.17
Exchange Act................... 3.14
Exchange Agent................. 1.6.5(b)
Exchange Fund.................. 1.6.6(a)
Financing Letter............... 4.19
Form of Election............... 1.6.5(b)
FTC............................ 3.3
GCL............................ 1.1
Governmental Entity............ 3.3
Hazardous Substance............ 3.18.3
HSR Act........................ 5.3.1
Jackson Exchange Warrant....... 1.8.1
Jackson Warrant................ 1.8.1
Justice........................ 3.3
Maximum Premium................ 9.8.1
Merger......................... Preamble
NASD........................... 3.3
Order.......................... 5.3.3
PCBs........................... 3.18.5
Permits........................ 3.21; 4.23
Plan of Reorganization......... 3.3
PIROD.......................... Preamble
PIROD's Balance Sheet.......... 4.6
PIROD Certificate.............. 1.6.1
PIROD Class A Shares........... 1.6.1
PIROD Class A-7 Warrant........ 1.8.3
PIROD Class L Warrants......... 1.8.2
PIROD Class L Shares........... 1.6.1
PIROD Financial Statements..... 4.5
PIROD Material Adverse Effect.. 9.9
PIROD Option................... 1.9
PIROD Plan..................... 4.17
PIROD Real Estate.............. 4.18.1
PIROD Schedule................. 4
PIROD Shares................... 1.6.1

Defined Term                     Section
------------                   -----------
PIROD Shareholders............ Preamble
PIROD Shareholders Voting
 Agreement.................... Preamble
PIROD Stockholders Agreement.. 4.2
PIROD Warrant................. 1.8.4
Proration Factor.............. 1.6.4(b)(i)
Proxy Statement............... 1.8.2
RCRA.......................... 3.18.5
Retained ROHN Shares.......... 1.6.3(b)
ROHN.......................... Preamble
ROHN's Balance Sheet.......... 3.6
ROHN Certificate.............. 1.6.3(a)
ROHN A-7 Exchange Warrant..... 1.8.3
ROHN Class Exchange Warrant... 1.8.2
ROHN Exchange Options......... 1.9
ROHN Exchange Warrant......... 1.8.4
ROHN Material Adverse Effect.. 9.9
ROHN Meeting.................. 1.10.1
ROHN Options.................. 3.2
ROHN Plan..................... 3.17
ROHN Real Estate.............. 3.18.1
ROHN SEC Reports.............. 3.5
ROHN Schedule................. 3
ROHN Shares................... Preamble
ROHN Shareholders............. Preamble
ROHN Stockholders Agreement... Preamble
SEC........................... 1.6.5(b)
Securities Act................ 1.10.4
Superior Proposal............. 8.1.3(a)
Surviving Corporation......... 1.1
Takeover Proposal............. 5.1.8
10-K.......................... 3.5
10-Q.......................... 3.5
Trust......................... Preamble
Trust Voting Agreement........ Preamble
USTs.......................... 3.18.5

   Agreement and Plan of Merger, dated as of December 22, 1998 (this "Agreement"), between ROHN Industries, Inc., a Delaware corporation ("ROHN"), and PiRod Holdings, Inc., a Delaware corporation ("PIROD").

   Whereas, the respective boards of directors of ROHN and PIROD have approved the merger of ROHN and PIROD upon the terms and subject to the conditions set forth in this Agreement (the "Merger");

   Whereas, in furtherance of the Merger, the boards of directors of ROHN and PIROD have adopted resolutions approving the Merger, the voting agreements (described below), and recommending that ROHN's stockholders (the "ROHN Shareholders") and PIROD's stockholders (the "PIROD Shareholders"), respectively, vote to approve the Merger;

   Whereas, the Merger is intended to qualify as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code (the "Code") with respect to the PIROD Shareholders and to be treated under the Code as a redemption of certain shares of ROHN common stock, $.01 par value ("ROHN Shares") from certain ROHN Shareholders;

   Whereas, concurrently with the execution of this Agreement and as an inducement to ROHN and PIROD to enter into this Agreement, PIROD and the UNR Asbestos-Disease Claims Trust (the "Trust"), are entering into a voting agreement of even date herewith (the "Trust Voting Agreement") and ROHN and certain PIROD Shareholders are entering into a voting agreement of even date herewith (the "PIROD Shareholders Voting Agreement") pursuant to which the Trust and certain PIROD Shareholders have agreed, upon the terms and subject to the conditions set forth therein, to vote in favor of the Merger; and

   Whereas, concurrently with the execution of this Agreement, the Trust and all the PIROD Shareholders are entering into a Stockholders Agreement of even date herewith (the "ROHN Stockholders Agreement") pursuant to which the parties have agreed to certain matters following the Merger;

   Now, therefore, the parties hereto agree as follows:

1. The Merger.

   1.1. Surviving Corporation. Upon the terms and subject to the conditions set forth in Section 6, and in accordance with the Delaware General Corporation Law (the "GCL"), at the Effective Time (as defined in Section 1.2) PIROD shall be merged with and into ROHN. As a result of the Merger, the separate corporate existence of PIROD shall cease and ROHN shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

   1.2. Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Section 6, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware (the "Certificate of Merger") in such form as required by, and executed in accordance with the relevant provisions of, the GCL (the date and time of such filing being (the "Effective Time").

   1.3. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the GCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of ROHN and PIROD shall vest in the Surviving Corporation, and all debts, liabilities and duties of ROHN and PIROD shall become the debts, liabilities and duties of the Surviving Corporation.

   1.4. Certificate of Incorporation; By-Laws.

     1.4.1 The Certificate of Incorporation of ROHN shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

     1.4.2 The By-Laws of ROHN shall be amended and restated, effective as of the Effective Time, as set forth in Exhibit 1.4.2 hereto. The By-Laws of ROHN, as so amended and restated, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

   1.5. Directors and Officers. The initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Surviving Corporation, shall be the directors (determined in accordance with the ROHN Stockholders Agreement) and officers of ROHN, respectively, in each case to serve until their respective successors are duly elected or appointed and qualified.

   1.6. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of PIROD, ROHN, or the holders of any of the following securities:

     1.6.1. Common Stock of PIROD. All of the shares of Class A common stock, $0.001 par value per share, of PIROD (the "PIROD Class A Shares") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 3.7282 ROHN Shares and all of the shares of Class L common stock, $0.001 par value per share, of PIROD (the "PIROD Class L Shares") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 61.6859 ROHN Shares (the "Applicable PIROD Merger Consideration"). The PIROD Class A Shares and the PIROD Class L Shares are referred to collectively herein as the "PIROD Shares." Exhibit 1.6.1 hereto lists the aggregate number of ROHN Shares that each holder of PIROD Shares will be entitled to receive upon consummation of the Merger. All PIROD Shares so converted into the right to receive the Applicable PIROD Merger Consideration shall no longer be outstanding, shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such PIROD Shares (a "PIROD Certificate") shall, to the extent such PIROD Certificate represents PIROD Shares, cease to have any rights with respect thereto, except the right to receive the Applicable PIROD Merger Consideration upon surrender of the PIROD Certificate in accordance with Section 1.6.6.

     1.6.2. Cancellation of Treasury Stock. Each PIROD Share that is owned by PIROD or by any wholly-owned subsidiary of PIROD, and each ROHN Share that is owned by ROHN or any wholly-owned subsidiary of ROHN, shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

     1.6.3. Retention or Exchange of ROHN Shares. Except as otherwise provided herein and subject to Sections 1.6.4 and 1.6.5, each ROHN Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be treated as follows:

       (a) each ROHN Share with respect to which an election to receive $3.78 in cash (the "Cash Consideration") has been made and not revoked in accordance with Section 1.6.5 (the "Cash Election Shares") shall be converted into the right to receive the Cash Consideration. All ROHN Shares so converted into the right to receive the Cash Consideration shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such ROHN Shares (a "ROHN Certificate") shall cease to have any rights with respect thereto.

       (b) each other ROHN Share (the "Retained ROHN Shares") shall be retained by the holder thereof.

     1.6.4. Proration.

     (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of ROHN Shares (the "Cash Election Number") to be converted into the right to receive the Cash Consideration shall be equal to that number obtained by dividing the Available Cash by $3.78. For purposes of this Section 1.6.4(a), Available Cash shall be equal to the least of: (A) $105.0 million; (B) the product of $3.78 multiplied by the total number of Cash Election Shares; and (C) the total borrowings made available to the

  Surviving Corporation at the Effective Time under its senior credit agreement for the purpose of paying the Cash Consideration plus (ii) $12.8 million, minus the sum of (a) the total amount of indebtedness of ROHN and PIROD to be repaid in connection with the Merger, including any and all accrued but unpaid interest thereon, premiums and prepayment penalties, if any, (b) the good faith estimate of the amount of fees and expenses incurred by ROHN and PIROD in connection with the Merger and the transactions contemplated thereby (including all investment banking, legal and accounting fees and expenses); and (c) the difference, if any, between the amount of cash-on-hand of the Surviving Corporation at the Effective Time and $12.8 million (but only to the extent such amount of cash-on-hand is less than $12.8 million).

     (b) If the number of Cash Election Shares is greater than the Cash Election Number, then each Cash Election Share shall (i) receive the Cash Consideration in accordance with the terms of Section 1.6.3(a) or (b) be retained as a Retained ROHN Share in accordance with the terms of Section 1.6.3(b) in the following manner:

       (i) A proration factor (the "Proration Factor") shall be determined by dividing the Cash Election Number by the total number of Cash Election Shares.

       (ii) The number of Cash Election Shares converted into the right to receive cash in accordance with the terms of Section 1.6.3(a) shall be determined by multiplying the Proration Factor by the total number of Cash Election Shares covered by such election, rounded down to the nearest whole number.

       (iii) All Cash Election Shares, other than those shares that shall receive cash in accordance with Section 1.6.4(b)(ii), shall be deemed to be Retained ROHN Shares (on a consistent basis among ROHN Shareholders who made the election referred to in Section 1.6.3(a), pro rata to the number of ROHN Shares as to which they made such election).

     1.6.5. Election Procedures.

      (a) Each person who, on or prior to the Election Date (as defined in Section 1.6.5(b) below), is a record holder of ROHN Shares will be entitled, subject to Section 1.6.4 hereof, to make an unconditional election on or prior to such Election Date specifying the number of ROHN Shares which he desires to have converted into the right to receive the Cash Consideration.

     (b) Subject to any required clearance by the Securities and Exchange Commission (the "SEC"), ROHN shall prepare a form of election (the "Form of Election"), which form shall be subject to the reasonable approval of PIROD, to be mailed by ROHN with the Proxy Statement (as defined below) to the record holders of ROHN Shares as of the record date for ROHN Shareholder Meeting (as defined below), which Form of Election shall be used by each record holder of ROHN Shares who elects to specify the number of ROHN Shares which he desires to have converted into the right to receive the Cash Consideration in the Merger, subject to the provisions of Section
  1.6.4 hereof. ROHN will use its commercially reasonable best efforts to make the Form of Election available to all persons who become holders of ROHN Shares during the period between such record date and the Election Date, with a copy of the Proxy Statement. Any such holder's election shall have been properly made only if such bank or trust company as shall be mutually acceptable to ROHN and PIROD, acting as exchange agent (the "Exchange Agent") shall have received at its designated office, by 5:00 p.m., New York City time on the business day immediately prior to the date of the ROHN Shareholder Meeting (the "Election Date"), a Form of Election properly completed and signed and accompanied by ROHN Certificates to which such Form of Election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of ROHN (or by an appropriate guarantee of delivery of such ROHN Certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such ROHN Certificates are in fact delivered to the Exchange Agent within three New York Stock Exchange trading days after the date of execution of such guarantee of delivery).

     (c) Any Form of Election may be revoked by the holder submitting it to the Exchange Agent only by written notice received by the Exchange Agent
  (i) prior to 5:00 p.m., New York City time on the Election Date or (ii) after the Election Date, if ROHN and PIROD determine, on or prior to the Election Date, that the Closing (as hereinafter defined) is not likely to occur within three business days following the Election Date, in which case any Form of Election shall remain revocable until a subsequent date which shall be a date prior to the Closing determined by ROHN and PIROD. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by ROHN and PIROD that the Merger Agreement has been terminated. If a Form of Election is revoked, the ROHN Certificates (or guarantees of delivery, as appropriate) to which such Form of Election relates shall be promptly returned to the ROHN Shareholder submitting the same to the Exchange Agent.

     (d) The determination of the Exchange Agent shall be binding with respect to whether or not elections have been properly made or revoked pursuant to this Section 1.6.5 and when elections and revocations were received by it. If the Exchange Agent determines that any election was not properly made, such ROHN Shares shall be treated by the Exchange Agent as Retained ROHN Shares. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 1.6.4, and any such computation shall be conclusive and binding on the holders of ROHN Shares. The Exchange Agent may, with the mutual agreement of ROHN and PIROD, make such rules as are consistent with this Section 1.6.5 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

     1.6.6. Exchange or Retention of ROHN Shares; Exchange of PIROD Shares.

     (a) By the Effective Time, ROHN and PIROD shall take all steps necessary to cause to be deposited on a timely basis with the Exchange Agent in an account (the "Exchange Fund") the Cash Consideration to which holders of ROHN Shares shall be entitled at the Effective Time pursuant to Section 1.6.3(a) and Section 1.6.4(b) (the "Cashed Shares").

     (b) Promptly after the Effective Time, ROHN shall cause the Exchange Agent to mail to each record holder of a PIROD Certificate a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to such PIROD Certificates shall pass, only upon proper delivery of such PIROD Certificates to the Exchange Agent and instructions for use in surrendering such PIROD Certificates and receiving the Applicable PIROD Merger Consideration in respect thereof.

     (c) Promptly after the Effective Time, the Exchange Agent shall pay to the record holder on the Election Date of ROHN Certificates that represented Cashed Shares the Cash Consideration multiplied by the number of Cashed Shares, in consideration therefor. Upon such payment, such ROHN Certificate shall forthwith be cancelled. Promptly after the Effective Time, ROHN shall also cause the Exchange Agent to mail to each record holder a certificate for the Cash Election Shares which are deemed to be Retained ROHN Shares pursuant to Section 1.6.4(b)(iii) hereof.

     (d) If the Cash Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the ROHN Certificate surrendered is registered, it shall be a condition to such right to receive such Cash Consideration that the ROHN Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such ROHN Certificate shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of the Cash Consideration to a person other than the registered holder of the ROHN Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     (e) Until surrendered in accordance with Section 1.6.6(b), each PIROD Certificate (other than PIROD Certificates representing PIROD Shares held in the treasury of PIROD or by any wholly-owned subsidiary of PIROD) shall represent solely the right to receive the Applicable PIROD Merger Consideration relating thereto. If the Applicable PIROD Merger Consideration is to be delivered to any person other than the person in whose name the PIROD Certificate surrendered is registered, it shall be a condition to such right to receive such Applicable PIROD Merger Consideration that the PIROD Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such PIROD Certificate shall pay to the Exchange Agent any transfer or other taxes required by reason of the payment of the Applicable PIROD Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     (f) Promptly following the date which is six months after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, securities and other documents in its possession relating to the transactions described in the Agreement, and the Exchange Agent's duties shall terminate. Thereafter, each holder of a PIROD Certificate may surrender such PIROD Certificate to ROHN and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the Applicable PIROD Merger Consideration related thereto, without any interest thereon.

     (g) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation or of PIROD of any ROHN or PIROD Shares which were outstanding immediately prior to the Effective Time and, in the case of ROHN Shares, which were entitled to the Cash Consideration. If, after the Effective Time, certificates formerly representing PIROD Shares are presented to ROHN or the Exchange Agent for exchange for the Applicable PIROD Merger Consideration, they shall be surrendered and cancelled in return for the payment of the Applicable PIROD Merger Consideration relating thereto.

     (h) None of ROHN, PIROD or the Exchange Agent shall be liable to any person in respect of any Cash Consideration or Applicable PIROD Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any PIROD Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which the Applicable PIROD Merger Consideration would otherwise escheat to or become the property of any governmental entity), any such distributions or cash in respect of such PIROD Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

   1.7. Fractional Shares. No certificate or script representing fractional ROHN Shares shall be issued upon the surrender for exchange of PIROD Certificates, no dividend or distribution of ROHN shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of ROHN. Any fractional ROHN Share interests will be settled in cash by the Exchange Agent from funds made available to it by ROHN or PIROD, such cash to be equal to the fraction of a ROHN Share to which the party surrendering a PIROD Certificate would otherwise be entitled times the average reported closing price for ROHN Shares on the Nasdaq National Market System on the five trading days preceding the Closing.

   1.8. Warrants of PIROD.

     1.8.1 The Jackson Warrant. The outstanding warrant for PIROD Class L Shares issued to Jackson National Life Insurance Company (the "Jackson Warrant") shall be converted into a warrant (the "Jackson Exchange Warrant") to purchase that number of ROHN Shares equal to 61.6859 times the number of Class L PIROD Shares purchasable under the Jackson Warrant immediately prior to the Effective Time (without regard to actual restrictions on exercisability), and with other terms and conditions that are the same as the terms and conditions of such Jackson Warrant immediately before the Effective Time; provided, however, that the exercise price to purchase each ROHN Share under the Jackson Exchange Warrant will be adjusted so that the aggregate exercise price of all ROHN Shares under such Jackson Exchange Warrant is equal to the aggregate price of all PIROD Class L Shares under the Jackson Warrant so converted.

     1.8.2 Other Class L Warrants. Each of the outstanding warrants for Class L Shares other than the Jackson Warrant (each a "PIROD Class L Warrant") shall be converted into a warrant (each a "ROHN Class L Exchange Warrant") to purchase that number of ROHN Shares equal to 46.5854 times the number of Class L PIROD Shares purchasable under the PIROD Class L Warrant immediately prior to the

  Effective Time (without regard to actual restrictions on exercisability), and with other terms and conditions that are the same as the terms and conditions of such PIROD Class L Warrant immediately before the Effective Time; provided, however, that the exercise price to purchase each ROHN Share under the ROHN Class L Exchange Warrant will be adjusted so that the aggregate exercise price of all ROHN Shares under such ROHN Class L Exchange Warrant is equal to the aggregate price of all PIROD Class L Shares under the PIROD Class L Warrant so converted.

     1.8.3 Class A-7 Warrants. The outstanding warrant for PIROD Class A-7 Shares (the "PIROD
  A-7 Warrant") shall be converted into a warrant (the "ROHN A-7 Exchange Warrant") to purchase that number of ROHN Shares equal to 3.7282 times the number of Class A-7 PIROD Shares purchasable under the PIROD A-7 Warrant immediately prior to the Effective Time (without regard to actual restrictions on exercisability), and with other terms and conditions that are the same as the terms and conditions of such PIROD A-7 Warrant immediately before the Effective Time; provided, however, that the exercise price to purchase each ROHN Share under the ROHN A-7 Exchange Warrant will be adjusted so that the aggregate exercise price of all ROHN Shares under such ROHN A-7 Exchange Warrant is equal to the aggregate price of all PIROD Class A-7 Shares under the PIROD A-7 Warrant so converted.

     1.8.4 General. The Jackson Warrant, the PIROD Class L Warrants and the PIROD Class A-7 Warrant are collectively referred to as the "PIROD Warrants". The Jackson Exchange Warrant, the ROHN Class L Exchange Warrants and the ROHN A-7 Exchange Warrant are each referred to as a "ROHN Exchange Warrant". Exhibit 1.8.4 hereto lists the number of ROHN Shares, and the exercise price per share thereof, that will be issuable pursuant to each ROHN Exchange Warrant to be issued in connection with Merger upon conversion of the PIROD Warrants. In connection with the issuance of the ROHN Exchange Warrants, ROHN shall (i) reserve for issuance the number of ROHN Shares that will in the aggregate become subject to the ROHN Exchange Warrants pursuant to this Section 1.8 and (ii) from and after the Effective Time, upon the exercise of the ROHN Exchange Warrants, make available for issuance all ROHN shares covered thereby, subject to the terms and conditions applicable thereto.

   1.9. Options of PIROD. Each of the outstanding stock options issued under PIROD's 1997 Stock Option Plan (each a "PIROD Option") shall be converted into an option (each a "ROHN Exchange Option") to purchase that number of ROHN Shares equal to the Applicable PIROD Merger Consideration times the number of PIROD Shares of the applicable class purchasable under the PIROD Option immediately prior to the Effective Time (without regard to actual restrictions on exercisability), and with other terms and conditions that are the same as the terms and conditions of such PIROD Option immediately before the Effective Time; provided, however, that the exercise price to purchase each ROHN Share under a ROHN Exchange Option will be adjusted so that the aggregate exercise price of all ROHN Shares under such ROHN Exchange Option is equal to the aggregate exercise price of all PIROD Shares under the PIROD Option so converted. Exhibit 1.9 hereto lists the number of ROHN Shares, and the exercise price per share thereof, that will be issuable pursuant to each ROHN Exchange Option to be issued in connection with the Merger. The ROHN Exchange Options shall satisfy the provisions of Section 424(a) of the Code. In connection with the issuance of the ROHN Exchange Options, ROHN shall (i) reserve for issuance the number of ROHN Shares that will become subject to the ROHN Exchange Options pursuant to this Section 1.9 and (ii) from and after the Effective Time, upon the exercise of the ROHN Exchange Options, make available for issuance all ROHN Shares covered thereby, subject to the terms and conditions applicable thereto.

   1.10. ROHN Shareholder Meeting. ROHN, acting through its board of directors, shall, in accordance with applicable law:

     1.10.1. duly call, give notice of, convene and hold an annual or special meeting of ROHN Shareholders (the "ROHN Meeting") as soon as practicable for the purpose of approving and adopting this Agreement;

     1.10.2. subject to a determination in good faith by ROHN's board of directors of its fiduciary duties under applicable law, include in the proxy statement for, or any information statement with respect to, the ROHN Meeting (the "Proxy Statement") the recommendation of its board of directors that ROHN Shareholders vote in favor of the approval and adoption of this Agreement; and

     1.10.3. use all commercially reasonable best efforts (i) to obtain and furnish the information required to be included by it in the Proxy Statement, and, after consultation with PIROD, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version of the Proxy Statement and cause the Proxy Statement to be mailed to ROHN Shareholders at the earliest practicable time, and (ii) subject to the fiduciary duties of the board of directors under applicable law, to obtain the necessary approval of the Merger by ROHN Shareholders.

     1.10.4 use commercially reasonable best efforts to prepare and file with the SEC, and have declared effective by the SEC, a registration statement on Form S-4 registering under the Securities Act of 1933 (the "Securities Act") the ROHN Shares issuable in the Merger.

   1.11. PIROD Shareholder Action. PIROD shall cause the PIROD Shareholders to take all action necessary, in accordance with applicable law, to approve this Agreement as soon as reasonably practicable.

   1.12. Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable
(a) to vest, perfect or confirm in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of ROHN or PIROD or (b) to otherwise carry out the provisions of this Agreement, each of ROHN and PIROD and its directors and officers shall be deemed to have granted to such Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the directors and officers of the Surviving Corporation are authorized in the name of ROHN and PIROD, as the case may be, or otherwise to take any and all such action.

2. Closing.

   Immediately preceding and consummating with the filing of the Certificate of Merger referred to in Section 1.2, a closing (the "Closing") shall take place at such date, time and place, subject to Section 9 hereof, as the parties may agree upon as soon as practicable after the satisfaction of the conditions (or due waiver thereof) set forth in Section 6. The time and date of the Closing are referred to in this Agreement as the Closing Date.

3. Representations and Warranties of ROHN.

   ROHN represents and warrants (except as set forth in the 10-K or 10-Q, as herein defined, or in that certain schedule dated the date hereof (the "ROHN Schedule") and delivered to PIROD prior to the execution hereof) that:

   3.1. Organization, Good Standing, etc. ROHN and each of its subsidiaries are corporations duly organized, validly existing and in good standing under the laws of the respective states of their incorporation, have all requisite power to own their properties and to carry on their businesses as now being conducted and are duly qualified to do business and are in good standing in all other jurisdictions in which qualification as a foreign corporation is required, except for such failure to be qualified and in good standing, if any, which when taken together with all other such failures of ROHN and its subsidiaries would not in the aggregate have a ROHN Material Adverse Effect (as defined in Section 9.9). Each such corporation, state or country of incorporation and jurisdiction is set forth in Section 3.1 of the ROHN Schedule. ROHN has heretofore made available to PIROD a complete and correct copy of the Certificate of Incorporation and the By-Laws or equivalent organizational documents, each as amended to the date of this Agreement, of ROHN and each of its subsidiaries. Such Certificates of Incorporation, By-Laws and equivalent organizational documents are in full force and effect. Neither ROHN nor any subsidiary is in violation of any provision of its Certificate of Incorporation, By-Laws or equivalent organizational documents, except for such violations that would not, individually or in the aggregate, have a ROHN Material Adverse Effect.

   3.2. Authorized ROHN Shares, Absence of Options, Warrants, etc. The authorized capital stock of ROHN consists of 60,000,000 ROHN Shares, of which 52,816,009 ROHN Shares are issued and outstanding as of the date of this Agreement and 635,016 ROHN Shares are held in its treasury. All of the outstanding ROHN Shares are, and all ROHN Shares issuable upon due exercise of outstanding employee stock options ("ROHN Options") will be, when issued in accordance with the terms of the ROHN Options, duly authorized, validly issued, fully paid and nonassessable by ROHN. There are no voting trusts or other agreements or understandings with respect to the voting of any ROHN Shares known to ROHN (other than the Trust Voting Agreement); and there are no outstanding options, warrants, calls, rights of conversion or exchange or other rights, commitments or agreements of any character relating to the authorized or issued ROHN Shares known to ROHN, except for the exercise rights of the holders of ROHN Options with respect to a maximum of 1,160,000 ROHN Shares, agreements with respect to a maximum of 280,000 ROHN Shares issued pursuant to Restricted Stock Agreements, which ROHN Options (with numbers of ROHN Shares, exercise prices, holders and duration) and Restricted Stock Agreements (with the number of ROHN Shares covered by each agreement and parties thereto) are set forth on Section 3.3 of the ROHN Schedule, and the need for Bankruptcy Court approval of a sale of the Shares by the Trust as noted in Section 3.3 below. ROHN is the owner of all outstanding capital stock of each of its subsidiaries; no capital stock of any of such subsidiaries is held in the treasury of any of such subsidiaries; there are no other shares of capital stock of any class of any of such subsidiaries reserved for issuance as of the date of this Agreement; there are no voting trusts or other agreements or understandings with respect to the voting of any of the equity securities of such subsidiaries; and there are no outstanding options, warrants, calls, rights of conversion or exchange or other rights, commitments or agreements of any character relating to equity securities of any of such subsidiaries. All such capital stock has been duly authorized and validly issued and is fully paid and non-assessable. Section 3.2 of the ROHN Schedule lists all stocks, bonds, debentures and other interests in or securities of such subsidiaries and of other business enterprises owned by ROHN or any of its subsidiaries.

   3.3. Effect of Agreement. The execution, delivery and performance by ROHN of this Agreement and the consummation by ROHN of the transactions contemplated hereby are within ROHN's corporate powers and, except for any required approval by the ROHN Shareholders by majority vote in connection with the consummation of the Merger, have been duly authorized by all necessary corporate and stockholder action. This Agreement constitutes a valid and binding agreement of ROHN, enforceable against ROHN in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar law affecting creditors' rights generally and general principles of equity. The execution and delivery of this Agreement by ROHN and the consummation of the Merger have been duly authorized by the board of directors of ROHN, do not require the consent, approval or authorization of or filing with any person or any Federal, state or local government or any court, administrative agency or commission or other domestic or foreign governmental authority or agency (a "Governmental Entity") other than the approval of ROHN Shareholders at the ROHN Shareholder Meeting, the filing of the Certificate of Merger contemplated by Section 1.2, the filings with the SEC, the National Association of Securities Dealers, Inc. ("NASD"), the Federal Trade Commission (the "FTC") and the U.S. Department of Justice ("Justice") contemplated by
Section 5.3.1, the approval of the sale of ROHN Shares held by the Trust by the United States Bankruptcy Court for Northern District of Illinois, Eastern Division (the "Bankruptcy Court") as provided in the Consolidated Plan of Reorganization dated March 14, 1989 (the "Plan of Reorganization") and the consents, waivers or approvals from persons party to specified contracts listed in Section 3.3 of the ROHN Schedule and will not, subject to obtaining the aforesaid consents, waivers or approvals and making the aforesaid filings, and except such as would not reasonably be expected to have a ROHN Material Adverse Effect, violate any law, statute, regulation, injunction, order or decree of any governmental agency or authority or court, or conflict with or result in a breach of or constitute a default under any of the terms or provisions of any mortgage, note, bond or indenture or material obligation to which ROHN or any of its subsidiaries is a party or by which it or any of its or their properties may be bound. Subject to securing the consents, waivers and approvals required under the agreements set forth in Section 3.3 of the ROHN Schedule, the execution and delivery of this Agreement by ROHN and the consummation of the Merger will not give to others any interests or rights, including rights of termination or cancellation, in or with respect to any material property, asset, contract, agreement, license or other commitment or instrument of ROHN or any of its subsidiaries, except as would not reasonably be expected to have a ROHN Material Adverse Effect.

   3.4. Contracts and Commitments. Neither ROHN nor any of its subsidiaries is in breach or violation of or in default (i) under any of the terms or provisions of any mortgages, leases, notes, bonds, indentures, commitments, contracts, agreements, licenses or other instruments to which such corporation is a party or by which it or any of its properties is bound and which is listed in Section 3.4 of the ROHN Schedule or which singularly is or in the aggregate are otherwise material to the business, properties, financial condition or operations of such corporation, (ii) under any law, judgment or decree, or any order, rule or regulation applicable to such corporation or to any of its properties or (iii) in the payment of any of its obligations for borrowed funds, and there exists no known condition or known event which, after notice or lapse of time or both, would constitute a default in connection with any of the foregoing, except any such breach, violation or default that would not reasonably be expected to have a ROHN Material Adverse Effect. Section 3.4 of the ROHN Schedule contains a correct and complete list of the following: (i) each loan, credit agreement, guarantee, indenture, note, mortgage, security agreement or similar document or instrument to which ROHN or any of its subsidiaries is a party or by which any of ROHN's or any of its subsidiaries' assets or properties are bound; (ii) each lease of personal property to which ROHN or any of its subsidiaries is a party or by which any of ROHN or its subsidiaries are bound; and (iii) any other agreement, contract or commitment to which ROHN or any of its subsidiaries is a party or by which any of ROHN's or any of its subsidiaries' assets or properties are bound which is a collective bargaining agreement or which involves a future commitment by ROHN or any of its subsidiaries in excess of $25,000 and which cannot be terminated without liability on 90 days or less notice (the "ROHN Material Contracts"). ROHN has delivered to PIROD a true and complete copy of each of the ROHN Material Contracts. Each of the ROHN Material Contracts is a valid and binding obligation of ROHN or its subsidiary, as applicable, enforceable in accordance with its terms, and is in full force and effect, subject to bankruptcy, reorganization, receivership and other laws affecting creditors' rights generally.

   3.5. SEC Filings; Financial Statements. ROHN has filed all forms, reports, registrations, proxy statements, schedules and documents required to be filed by it with the SEC since January 1, 1996 and has heretofore made available to PIROD, in the form filed with the SEC (excluding any exhibits thereto), (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "10-K"), (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1998, June 30, 1998 and September 30, 1998 (the last such Report referred to as the "10-Q"), (iii) all proxy statements relating to ROHN's meetings of stockholders (whether annual or special) held since January 1, 1996 and (iv) all other forms, reports, other registration statements and schedules (other than the quarterly reports not referred to in clause (ii) above and preliminary materials) filed by ROHN with the SEC since January 1, 1996 (the forms, reports and other documents referred to in clauses (i), (ii), (iii) and (iv) above being referred to herein collectively, as the "ROHN SEC Reports"). The ROHN SEC Reports and any forms, reports and other documents filed by ROHN with the SEC after the date of this Agreement (x) were prepared in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of circumstances under which they were made, not misleading. Except to the extent that the information contained in the ROHN SEC Reports has been revised or superseded by a later filed ROHN SEC Report, the ROHN SEC Reports do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No subsidiary of ROHN is required to file any form, report or other document with the SEC. The financial statements contained in the 10-K and the 10-Q fairly present the consolidated financial condition of ROHN and all its subsidiaries as at the dates thereof and the consolidated results of operations and changes in financial position for the periods indicated, all in conformity with generally accepted accounting principles applied on a consistent basis (except as otherwise stated therein or, in the case of unaudited financial statements, as permitted by Form 10-Q). For the purposes of this Agreement, all financial statements of ROHN shall be deemed to include any notes to such financial statements.

   3.6. Absence of Liabilities. Except for liabilities or obligations which would not reasonably be expected to have a ROHN Material Adverse Effect, neither ROHN nor any of its subsidiaries has any material liabilities or obligations, either accrued, absolute, contingent or otherwise, which have not been (i) reflected in ROHN's Balance Sheet as of September 30, 1998, referred to in Section 3.5 ("ROHN's Balance Sheet"), (ii) specifically described in
Section 3.6 of the ROHN Schedule, (iii) incurred in the ordinary course of ROHN's business since September 30, 1998, or (iv) incurred under or in connection with this Agreement.

   3.7. Absence of Certain Changes or Events. Since September 30, 1998, except as disclosed in Section 3.7 of the ROHN Schedule, (i) neither ROHN nor any of its subsidiaries has sustained any damage, destruction or loss by reason of fire, flood, accident or other calamity (whether or not covered by insurance) that would reasonably be expected to have a ROHN Material Adverse Effect; (ii) there have been no changes in the condition (financial or otherwise), business, net worth, assets, properties, obligations or liabilities (fixed or contingent) of ROHN or any of its subsidiaries that would reasonably be expected to have a ROHN Material Adverse Effect; (iii) neither ROHN nor any of its subsidiaries has incurred any obligation for the payment of money extending more than one year, except for operating leases entered into in the ordinary course of business; (iv) neither ROHN nor any of its subsidiaries has paid any obligation or liability (fixed or contingent) except current liabilities included in ROHN's Balance Sheet and current liabilities incurred since September 30, 1998 in the ordinary course of business or pursuant to the terms of this Agreement;
(v) ROHN has not declared any other dividend or other distribution on or with respect to any ROHN Shares; (vi) ROHN has not purchased, redeemed or otherwise acquired for a consideration, directly or indirectly, any ROHN Shares or other securities of ROHN; (vii) neither ROHN nor any of its subsidiaries has disposed of, or agreed to dispose of, any material property or asset, other than in the ordinary course of business and for a consideration at least equal to the fair value of such property or asset, nor has it leased to others, or agreed so to lease, any property or asset except in the ordinary course of business and for a consideration at least equal to the fair rental value of such property or asset; (viii) neither ROHN nor any of its subsidiaries has made any expenditures or commitments for the purchase, acquisition, construction or improvement of a capital asset except in the ordinary course of business and in an aggregate amount not exceeding $500,000; (ix) neither ROHN nor any of its subsidiaries has amended its Certificate or Articles of Incorporation or By-Laws; (x) neither ROHN nor any of its subsidiaries has (A) granted any severance or termination pay to any director, officer or employee of ROHN or any subsidiary, (B) entered into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of ROHN or any subsidiary, (C) increased benefits payable under any existing severance or termination pay policies or employment agreements, (D) increased compensation, bonus or other benefits payable to directors, officers or employees of ROHN or any subsidiary or (E) entered into any new, or amended or modified any existing, collective bargaining agreement;
(xi) ROHN has not effected any split, combination or reclassification of any shares of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (xii) neither ROHN nor any of its subsidiaries has made any change in accounting methods, principles or practices by ROHN or its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of ROHN or its subsidiaries, except insofar as may be required by a change in generally accepted accounting principles; and (xiii) except as set forth above, neither ROHN nor any of its subsidiaries has entered into any other transaction or contract other than in the ordinary course of business.

   3.8. Tax and Other Returns. Except as set forth in Section 3.8 of the ROHN Schedule (i) all material federal tax returns and tax reports required to be filed by ROHN or any of its subsidiaries have been filed with the appropriate governmental agencies where such returns and reports are required to be filed; (ii) all material state and local tax returns and tax reports required to be filed by ROHN or any of its subsidiaries in those states where either ROHN or any of its subsidiaries have qualified to do business, and which relate to income, profits, franchise or property taxes, have been filed with the appropriate governmental agencies in such jurisdiction; (iii) all federal, state, local and foreign income, profits and franchise taxes (including interest and penalties) shown due on the tax returns and tax reports referred to in (i) and (ii) of this paragraph have been fully paid or adequately reflected as a liability on ROHN's Balance Sheet; (iv) no waivers of statutes of limitation have been given or requested; and (v) there are no potential federal tax deficiencies or state and local tax deficiencies with respect to the returns and reports filed by ROHN and referred to in (i) and
(ii) of this paragraph which may arise from issues which have been raised or which have not yet been raised but which reasonably might be expected to be raised by the Internal Revenue Service or appropriate governmental agencies and reasonably might be expected to have a ROHN Material Adverse Effect.

   3.9. Employment Arrangements. Except as disclosed in Section 3.9 of the ROHN Schedule, neither ROHN nor any of its subsidiaries is a party to any employment, commission or consultant contract, written or oral, with any present or former officer, director or employee, or any collective bargaining agreement, nor does ROHN or any of its subsidiaries have any ROHN Plans (as defined in Section 3.17). Except as disclosed in Section 3.9 of the ROHN Schedule, since September 30, 1998 there has been no change in any such plan or arrangement or in compensation to any director or officer, or any change, either material in amount or other than in the ordinary course of business, in compensation to any other employee of ROHN or any of its subsidiaries.

   3.10. Property. ROHN and each of its subsidiaries have good and marketable title in fee simple to all of the real property respectively owned by them, and good and marketable title to all of the other tangible properties and assets respectively owned by them, free and clear of all mortgages, liens, pledges, restrictions, charges or encumbrances of any nature whatsoever, except (i) liens for taxes not yet delinquent; (ii) liens being contested in good faith by appropriate proceedings; (iii) such imperfections of title and encumbrances, if any, as do not materially detract from the value of, or materially interfere with the present use of, such property; and (iv) for those listed in Section
3.10 of the ROHN Schedule. Neither ROHN nor any of its subsidiaries has received notice of violation of any zoning regulation, ordinance or other law, order, regulation or requirement relating to real property owned or leased by it which violation would reasonably be expected to have a ROHN Material Adverse Effect.

   3.11. Patents, Trademarks, etc. Section 3.11 of the ROHN Schedule correctly lists all domestic and foreign letters patent, patent applications, patent and know-how licenses, royalty agreements, trade names, trademark registrations and applications, common law trademarks, copyrights and copyright registrations and applications held by ROHN or any of its subsidiaries. Unless otherwise indicated in the ROHN Schedule, ROHN or such subsidiary owns the entire right, title and interest in and to the same. All such letters patent, patent applications, patent and know-how licenses, royalty agreements, trade names, trademark registrations and applications, common law trademarks, copyrights, copyright registrations and applications are subject to no pending or, to the best of the knowledge of ROHN or any of its subsidiaries, threatened litigation or other adverse claims except as set forth in Section 3.11 of the ROHN Schedule. Neither ROHN nor any of its subsidiaries has received notice that the use by it of such patents, trademarks, trade name rights or copyrights infringe upon or conflict with any patent, trademark, trade name right or copyright of others.

   3.12. Absence of Defaults by Others. No party with whom ROHN or any of its subsidiaries has an agreement which is of material importance to the business, properties, financial condition or operations of ROHN or any of its subsidiaries is in default thereunder, except a default which would not reasonably be expected to have a ROHN Material Adverse Effect.

   3.13. Litigation. Except as disclosed in Section 3.13 of the ROHN Schedule, neither ROHN nor any of its subsidiaries is a party to or threatened with any litigation, governmental or other proceeding, investigation, strike or other labor dispute or other controversy which might affect the validity of this Agreement or which, individually or in the aggregate, might reasonably be expected to have a ROHN Material Adverse Effect, and there is no outstanding order, writ, injunction or decree of any Governmental Entity against or affecting ROHN or any of its subsidiaries or a material portion of their respective businesses, properties, assets or goodwill.

   3.14. Disclosure Documents.

     3.14.1 Each document required to be filed by ROHN with the SEC in connection with the transactions contemplated by this Agreement will, when filed, comply as to form with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 (the "Exchange Act"), and none of the information supplied or to be supplied by ROHN for inclusion in any such document filed by ROHN or PIROD will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.14.2 At the time the ROHN Proxy Statement or any amendment or supplement thereto is first mailed to the ROHN Shareholders and at the time such shareholders vote on adoption of this Agreement, the ROHN Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     3.14.3 The representations in this Section 3.14 shall not apply to any information in such documents which is supplied by or on behalf of PIROD.

   3.15. Brokers' and Finders' Fees. Except as disclosed in Section 3.15 of the ROHN Schedule, no agent, broker, person or firm acting on behalf of ROHN or under its authority has claimed or is or will be entitled to any commission or broker's or finder's fee from ROHN in connection with the transactions contemplated by this Agreement. True and complete copies of any agreements regarding any such commission or fee have been provided to PIROD.

   3.16. Insurance. Section 3.16 of the ROHN Schedule correctly lists and briefly describes all policies of fire, liability, workmen's compensation, life, business interruption and other types of insurance held by ROHN or any of its subsidiaries. All such insurance policies are in full force and effect.

   3.17. Pension, Retirement and Profit Sharing Plans. Section 3.17 of the ROHN Schedule lists each pension, profit sharing, stock-bonus, thrift or other retirement plan, employee stock ownership plan, deferred compensation, stock purchase, performance share, bonus or other incentive plan, severance plan, health or welfare plan or other similar plan, agreement, arrangement or understanding, whether or not reduced to writing and whether or not such plan is or is intended to be qualified under Section 401(a) of the Code, including, without limitation, any employee welfare benefit plan or employee pension benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") ("ROHN Plan"), maintained or sponsored by ROHN or any of its subsidiaries. Each ROHN Plan is in full force and effect and has been administered in all material respects in accordance with its terms and is and has been, and each plan administrator and fiduciary of a ROHN Plan is and has been, in compliance in all material respects with all applicable requirements of ERISA (including the funding, reporting and disclosure and prohibited transaction provisions thereof) and other applicable laws, regulations and rulings. Each ROHN Plan intended to qualify under Section 401(a) of the Code is so qualified. Except as set forth in Section 3.17 of the ROHN Schedule, no ROHN Plan is a "defined benefit plan" (within the meaning of Section 3(35) of ERISA) or a "multi-employer plan" (within the meaning of
Section 3(37) of ERISA), has terminated or partially terminated and no complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any such multi-employer plan has occurred. ROHN or one of its subsidiaries has made, accrued or provided for all contributions required under each ROHN Plan.

   3.18. Environmental Matters.

   Except as disclosed in Section 3.18 of the ROHN Schedule, to ROHN's knowledge and except such as could not reasonably be expected to have a ROHN Material Adverse Effect:

     3.18.1. ROHN and its current subsidiaries, and all properties currently owned or leased by ROHN and its subsidiaries (collectively "ROHN Real Estate"), are in compliance with all applicable environmental and health and safety laws (collectively "Environmental Laws"). Properties and subsidiaries formerly owned by ROHN were, as of the date of sale or divestiture of those properties or subsidiaries, in compliance with all Environmental Laws.

     3.18.2. Neither ROHN nor any of its current subsidiaries has received any written notice within the past five years that ROHN or its current or former subsidiaries has any liability, responsibility or obligation, whether fixed, unliquidated, absolute or contingent, under any Environmental Laws, or that they are subject to threatened or pending claims, actions, suits, proceedings or investigations under such laws, for fines or penalties, or for investigation, expense, removal or response action to effect compliance with or discharge any obligation or claim under such laws.

     3.18.3. There is no past or continuing release or threat of release, without an issued permit or permit application, of any hazardous substance as defined in 42 U.S.C. (S) 9601(14) or petroleum, including crude oil or any fraction thereof (collectively, "Hazardous Substance") into the environment, at or from the ROHN Real Estate that necessitates reporting or response actions under Environmental Law. There was no past release, without an issued permit or permit application, of any Hazardous Substances into the environment, at or from a facility formerly owned or operated by ROHN or a former subsidiary of ROHN where the release occurred prior to the time such facility or subsidiary was sold or divested by ROHN, that necessitated reporting or response actions by PIROD or its former subsidiary where such response action was not completed.

     3.18.4. There have been no Hazardous Substances used or generated by ROHN or any of its current subsidiaries, or former subsidiaries prior to their sale or divestiture from ROHN, that have been disposed of or come to rest at any site that has been included on the National Priorities List, or any comparable state or local list.

     3.18.5. There never has been any and there are no underground or above-ground storage tanks ("USTs" or "ASTs") located on, and there are no polychlorinated biphenyls ("PCBs"), PCB-containing equipment, or hazardous waste as defined by the Resource Conservation and Recovery Act ("RCRA") or comparable state or local laws, disposed on the ROHN Real Estate. Prior to the sale or divestiture of such other real property previously owned, leased or used by ROHN or any of its former subsidiaries, there were no USTs or ASTs located on such property or PCBs or hazardous waste disposed of on such properties where such USTs, ASTs, PCBs or hazardous waste had not been removed in accordance with Environmental Laws.

     3.18.6. There currently are no Hazardous Substances in the soil or groundwater at, or migrating from any ROHN Real Estate, the concentration of which exceeds the most lenient of applicable federal or state standards consistent with the future industrial use of the ROHN Real Estate.

   3.19. Labor Matters. Except as set forth in Section 3.19 of the ROHN Schedule, ROHN and each of its subsidiaries are, and for the past three years have remained, in compliance with all currently applicable laws respecting labor and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, except where the failure to comply with which or engagement in which, as the case may be, individually or in the aggregate, has not had, and would not reasonably be expected to have, a ROHN Material Adverse Effect. There is no unfair labor practice charge or complaint pending or, to the knowledge of ROHN, threatened against ROHN before the National Labor Relations Board. Except as otherwise set forth in Section 3.19 of the ROHN Schedule, there are no strikes, slowdowns, union organizational or union decertification campaigns or other protected concerted activity under the National Labor Relations Act or, to the knowledge of ROHN, threats thereof, by or with respect to any employees of ROHN.

   3.20. Compliance with Laws and Court Orders. Neither ROHN nor any of its subsidiaries is in violation of, or has for the past three years violated, and to the knowledge of ROHN none is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, in each case, by any governmental agency or authority, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a ROHN Material Adverse Effect.

   3.21. Licenses and Permits. Except as set forth on Section 3.21 of the ROHN Schedule or except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a ROHN Material Adverse Effect, (i) the Permits are valid and in full force and effect, (ii) neither ROHN or any subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iii) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby. "Permits" for purposes of this Section 3.21 means each material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of ROHN and its subsidiaries.

4. Representations and Warranties of PIROD.

   PIROD represents and warrants (except as set forth in the April 1998 Confidential Memorandum and in the PIROD Financial Statements (as defined below) and in that certain schedule dated the date hereof (the "PIROD Schedule"), all of which have been delivered to ROHN prior to the execution hereof) that:

   4.1. Organization, Good Standing, etc. PIROD and each of its subsidiaries are corporations duly organized, validly existing and in good standing under the laws of the respective states of their incorporation, have all requisite power to own their properties and to carry on their businesses as now being conducted and are duly qualified to do business and are in good standing in all other jurisdictions in which qualification as a foreign corporation is required, except for such failure to be qualified and in good standing, if any, which when taken together with all other such failures of PIROD and its subsidiaries would not in the aggregate have a PIROD Material Adverse Effect (as defined in Section 9.9). Each such corporation, state or country of incorporation and jurisdiction is set forth in Section 4.1 of the PIROD Schedule. PIROD has heretofore made available to ROHN a complete and correct copy of the Certificate of Incorporation and the By-Laws or equivalent organizational documents, each as amended to the date of this Agreement, of PIROD and each of its subsidiaries. Such Certificates of Incorporation, By-Laws and equivalent organizational documents are in full force and effect. Neither PIROD nor any subsidiary is in violation of any provision of its Certificate of Incorporation, By-Laws or equivalent organizational documents, except for such violations that would not, individually or in the aggregate, have a PIROD Material Adverse Effect.

   4.2. Authorized Shares, Absence of Options, Warrants, etc. The authorized capital stock of PIROD consists of 19,178,000 shares of Class A-1 Common Stock of PiRod (the "Class A-1 Common"), 235,000 shares of Class A-2 Common Stock of PiRod (the "Class A-2 Common"), 61,000 shares of Class A-3 Common Stock of PiRod (the "Class A-3 Common"), 35,000 shares of Class A-4 Common Stock of PiRod (the "Class A-4 Common"), 25,000 shares of Class A-5 Common Stock of PiRod (the "Class A-5 Common"), 355,000 shares of Class A-6 Common Stock of PiRod (the "Class A-6 Common"), 21,000 shares of Class A-7 Common Stock of PiRod (the "Class A-7 Common"), and 90,000 shares of Class L Common Stock of PiRod (the "Class L Common"). As of the date of this Agreement, 88,289 shares of Class A-1 Common, 232,099 shares of Class A-2 Common, 60,146 shares of Class A-3 Common, 28,420 shares of Class A-4 Common, 20,653 shares of Class A-5 Common, 351,497 shares of Class A-6 Common and 76,776 shares of Class L Common are issued and outstanding. No PiRod Shares are held in treasury. All of the outstanding PIROD Shares are, and all PIROD Shares issuable upon due exercise of outstanding PIROD Options and PIROD Warrants will be, when issued in accordance with the terms of the PIROD Options and PIROD Warrants, duly authorized, validly issued, fully paid and nonassessable by PIROD. There are no voting trusts or other agreements or understandings with respect to the voting of any such Shares known to PIROD (other than the PIROD Shareholders Voting Agreement and the Stockholders Agreement dated as of August 28, 1996 (the "PIROD Stockholders Agreement"), a true and complete copy of which has been delivered to ROHN by PIROD); and there are no outstanding options, warrants, calls, rights of conversion or exchange or other rights, commitments or agreements of any character relating to the authorized or issued PIROD Shares known to PIROD, except for (i) as set forth in PIROD's Certificate of Incorporation, the Stockholders Agreement and the PIROD Shareholders Voting Agreement and (ii) exercise of rights of the holders of PIROD Options with respect to a maximum of 12,250 shares of Class A-1 Common and of the holders of PIROD Warrants with respect to a maximum of 20,028 shares of Class A-7 Common and 12,238 shares of Class L Common, which PIROD Options and PIROD Warrants (with numbers and classes of PIROD Shares, exercise prices, holders and duration) are set forth on Section 4.2 of the PIROD Schedule, PIROD is the owner of all outstanding capital stock of each of its subsidiaries; no capital stock of any of such subsidiaries is held in the treasury of any of such subsidiaries; there are no other shares of capital stock of any class of any of such subsidiaries reserved for issuance as of the date of this Agreement; there are no voting trusts or other agreements or understandings with respect to the voting of any of the equity securities of such subsidiaries; and there are no outstanding options, warrants, calls, rights of conversion or exchange or other rights, commitments or agreements of any character relating to equity securities of any of such subsidiaries. All such capital stock has been duly authorized and validly issued and is fully paid and non-assessable. Section 4.2 of the PIROD Schedule lists all stocks, bonds, debentures and other interests in or securities of such subsidiaries and of other business enterprises owned by PIROD or any of its subsidiaries.

   4.3. Effect of Agreement. The execution, delivery and performance by PIROD of this Agreement and the consummation by PIROD of the transactions contemplated hereby are within PIROD's corporate powers and, except for any required approval by the PIROD Shareholders by majority vote in connection with the consummation of the Merger, have been duly authorized by all necessary corporate and stockholder action. This Agreement constitutes a valid and binding agreement of PIROD, enforceable against PIROD in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar law affecting creditors' rights generally and general principles of equity. The execution and delivery of this Agreement by PIROD and the consummation of the Merger have been duly authorized by the board of directors of PIROD, do not require the consent, approval or authorization of or filing with any person or any Governmental Entity other than the approval of PIROD Shareholders, the filing of the Certificate of Merger contemplated by
Section 1.2, the filings with the SEC, the NASD, the FTC and Justice contemplated by Section 5.3.1, and the consents, waivers or approvals from persons party to specified contracts listed in Section 4.3 of the PIROD Schedule and will not, subject to obtaining the aforesaid consents, waivers or approvals and making the aforesaid filings, and except such as would not reasonably be expected to have a PIROD Material Adverse Effect, violate any law, statute, regulation, injunction, order or decree of any governmental agency or authority or court, or conflict with or result in a breach of or constitute a default under any of the terms or provisions of any mortgage, note, bond or indenture or material obligation to which PIROD or any of its subsidiaries is a party or by which it or any of its or their properties may be bound. Subject to securing the consents, waivers and approvals required under the agreements set forth in Section 4.3 of the PIROD Schedule, the execution and delivery of this Agreement by PIROD and the consummation of the Merger will not give to others any interests or rights, including rights of termination or cancellation, in or with respect to any material property, asset, contract, agreement, license or other commitment or instrument of PIROD or any of its subsidiaries, except as would not reasonably be expected to have a PIROD Material Adverse Effect.

   4.4. Contracts and Commitments. Neither PIROD nor any of its subsidiaries is in breach or violation of or in default (i) under any of the terms or provisions of any mortgages, leases, notes, bonds, indentures, commitments, contracts, agreements, licenses or other instruments to which such corporation is a party or by which it or any of its properties is bound and which is listed in Section 4.4 of the PIROD Schedule or which singularly is or in the aggregate are otherwise material to the business, properties, financial condition or operations of such corporation, (ii) under any law, judgment or decree, or any order, rule or regulation applicable to such corporation or to any of its properties or (iii) in the payment of any of its obligations for borrowed funds, and there exists no known condition or known event which, after notice or lapse of time or both, would constitute a default in connection with any of the foregoing, except any such breach, violation or default that would not reasonably be expected to have a PIROD Material Adverse Effect. Section 4.4 of the PIROD Schedule contains a correct and complete list of the following: (i) each loan, credit agreement, guarantee, indenture, note, mortgage, security agreement or similar document or instrument to which PIROD or any of its subsidiaries is a party or by which any of PIROD's or any of its subsidiaries' assets or properties are bound; (ii) each lease of personal property to which PIROD or any of its subsidiaries is a party or by which any of PIROD or its subsidiaries are bound; and (iii) any other agreement, contract or commitment to which PIROD or any of its subsidiaries is a party or by which any of PIROD's or any of its subsidiaries' assets or properties are bound which is a collective bargaining agreement or which involves a future commitment by PIROD or any of its subsidiaries in excess of $25,000 and which cannot be terminated without liability on 90 days or less notice (the "PIROD Material Contracts"). PIROD has delivered to ROHN a true and complete copy of each of the PIROD Material Contracts. Each of the PIROD Material Contracts is a valid and binding obligation of PIROD or its subsidiary, as applicable, enforceable in accordance with its terms, and is in full force and effect, subject to bankruptcy, reorganization, receivership and other laws affecting creditors' rights generally.

   4.5. Financial Statements. PIROD heretofore has delivered to ROHN a true and complete copy of (i) PIROD's consolidated balance sheets of PIROD and all its subsidiaries as of December 28, 1997 and December 29, 1996 and the related statements of earnings and changes in financial position for the period from July 24, 1996 to December 29, 1996 and the year ended December 31, 1997 as audited by PricewaterhouseCoopers and (ii) PIROD's unaudited consolidated balance sheets and the related statements of earnings and changes in financial position of PIROD and all its subsidiaries for the three- and nine-month periods ended September 27, 1998 and 1997 (the "PIROD Financial Statements"). The PIROD Financial Statements fairly present the consolidated financial condition of PIROD and all its subsidiaries as at the dates thereof and the consolidated results of operations and changes in financial position for the periods indicated, all in conformity with generally accepted accounting principles applied on a consistent basis (except as otherwise stated therein). For the purposes of this Agreement, all PIROD Financial Statements shall be deemed to include any notes to such financial statements.

   4.6. Absence of Liabilities. Except for liabilities or obligations which would not reasonably be expected to have a PIROD Material Adverse Effect, neither PIROD nor any of its subsidiaries has any material liabilities or obligations, either accrued, absolute, contingent or otherwise, which have not been (i) reflected in PIROD's Balance Sheet as of September 27, 1998, referred to in Section 4.5 ("PIROD's Balance Sheet"), (ii) specifically described in
Section 4.6 of the PIROD Schedule, (iii) incurred in the ordinary course of PIROD's business since September 27, 1998, or (iv) incurred under or in connection with this Agreement.

   4.7. Absence of Certain Changes or Events. Since September 27, 1998, except as disclosed in Section 4.7 of the PIROD Schedule, (i) neither PIROD nor any of its subsidiaries has sustained any damage, destruction or loss by reason of fire, flood, accident or other calamity (whether or not covered by insurance) that would reasonably be expected to have a PIROD Material Adverse Effect; (ii) there have been no changes in the condition (financial or otherwise), business, net worth, assets, properties, obligations or liabilities (fixed or contingent) of PIROD or any of its subsidiaries that would reasonably be expected to have a PIROD Material Adverse Effect; (iii) neither PIROD nor any of its subsidiaries has incurred any obligation for the payment of money extending more than one year, except for operating leases entered into in the ordinary course of business; (iv) neither PIROD nor any of its subsidiaries has paid any obligation or liability (fixed or contingent) except current liabilities included in PIROD's Balance Sheet and current liabilities incurred since September 30, 1998 in the ordinary course of business or pursuant to the terms of this Agreement; (v) PIROD has not declared any other dividend or other distribution on or with respect to any PIROD Shares; (vi) PIROD has not purchased, redeemed or otherwise acquired for a consideration, directly or indirectly, any PIROD Shares or other securities of PIROD; (vii) neither PIROD nor any of its subsidiaries has disposed of, or agreed to dispose of, any material property or asset, other than in the ordinary course of business and for a consideration at least equal to the fair value of such property or asset, nor has it leased to others, or agreed so to lease, any property or asset except in the ordinary course of business and for a consideration at least equal to the fair rental value of such property or asset; (viii) neither PIROD nor any of its subsidiaries has made any expenditures or commitments for the purchase, acquisition, construction or improvement of a capital asset except in the ordinary course of business and in an aggregate amount not exceeding $500,000; (ix) neither PIROD nor any of its subsidiaries has amended its Certificate or Articles of Incorporation or By-Laws; (x) neither PIROD nor any of its subsidiaries has (A) granted any severance or termination pay to any director, officer or employee of PIROD or any subsidiary, (B) entered into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of PIROD or any subsidiary, (C) increased benefits payable under any existing severance or termination pay policies or employment agreements, (D) increased compensation, bonus or other benefits payable to directors, officers or employees of PIROD or any subsidiary or (E) entered into any new, or amended or modified any existing, collective bargaining agreement; (xi) PIROD has not effected any split, combination or reclassification of any shares of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (xii) neither PIROD nor any of its subsidiaries has made any change in accounting methods, principles or practices by PIROD or its subsidiaries materially affecting the consolidated assets, liabilities or results of operations of PIROD or its subsidiaries, except insofar as may be required by a change in generally accepted accounting principles; and (xiii) except as set forth above, neither PIROD nor any of its subsidiaries has entered into any other transaction or contract other than in the ordinary course of business.

   4.8. Tax and Other Returns. Except as set forth in Section 4.8 of the PIROD Schedule (i) all material federal tax returns and tax reports required to be filed by PIROD or any of its subsidiaries have been filed with the appropriate governmental agencies where such returns and reports are required to be filed;
(ii) all material state and local tax returns and tax reports required to be filed by PIROD or any of its subsidiaries in those states where either PIROD or any of its subsidiaries have qualified to do business, and which relate to income, profits, franchise or property taxes, have been filed with the appropriate governmental agencies in such jurisdiction; (iii) all federal, state, local and foreign income, profits and franchise taxes (including interest and penalties) shown due on the tax returns and tax reports referred to in (i) and (ii) of this paragraph have been fully paid or adequately reflected as a liability on PIROD's Balance Sheet; (iv) no waivers of statutes of limitation have been given or requested; and (v) there are no potential federal tax deficiencies or state and local tax deficiencies with respect to the returns and reports filed by PIROD and referred to in (i) and (ii) of this paragraph which may arise from issues which have been raised or which have not yet been raised but which reasonably might be expected to be raised by the Internal Revenue Service or appropriate governmental agencies and reasonably might be expected to have a PIROD Material Adverse Effect.

   4.9. Employment Arrangements. Except as disclosed in Section 4.9 of the PIROD Schedule, neither PIROD nor any of its subsidiaries is a party to any employment, commission or consultant contract, written or oral, with any present or former officer, director or employee, or any collective bargaining agreement, nor does PIROD or any of its subsidiaries have any PIROD Plans (as defined in Section 4.17). Except as disclosed in Section 4.9 of the PIROD Schedule, since September 27, 1998 there has been no change in any such plan or arrangement or in compensation to any director or officer, or any change, either material in amount or other than in the ordinary course of business, in compensation to any other employee of PIROD or any of its subsidiaries.

   4.10. Property. PIROD and each of its subsidiaries have good and marketable title in fee simple to all of the real property respectively owned by them, and good and marketable title to all of the other tangible properties and assets respectively owned by them, free and clear of all mortgages, liens, pledges, restrictions, charges or encumbrances of any nature whatsoever, except (i) liens for taxes not yet delinquent; (ii) liens being contested in good faith by appropriate proceedings; (iii) such imperfections of title and encumbrances, if any, as do not materially detract from the value of, or materially interfere with the present use of, such property; and

(iv) for those listed in Section 4.10 of the PIROD Schedule. Neither PIROD nor any of its subsidiaries has received notice of violation of any zoning regulation, ordinance or other law, order, regulation or requirement relating to real property owned or leased by it which violation would reasonably be expected to have a PIROD Material Adverse Effect.

   4.11. Patents, Trademarks, etc. Section 4.11 of the PIROD Schedule correctly lists all domestic and foreign letters patent, patent applications, patent and know-how licenses, royalty agreements, trade names, trademark registrations and applications, common law trademarks, copyrights and copyright registrations and applications held by PIROD or any of its subsidiaries. Unless otherwise indicated in the PIROD Schedule, PIROD or such subsidiary owns the entire right, title and interest in and to the same. All such letters patent, patent applications, patent and know-how licenses, royalty agreements, trade names, trademark registrations and applications, common law trademarks, copyrights, copyright registrations and applications are subject to no pending or, to the best of the knowledge of PIROD or any of its subsidiaries, threatened litigation or other adverse claims except as set forth in Section 4.11 of the PIROD Schedule. Neither PIROD nor any of its subsidiaries has received notice that the use by it of such patents, trademarks, trade name rights or copyrights infringe upon or conflict with any patent, trademark, trade name right or copyright of others.

   4.12. Absence of Defaults by Others. No party with whom PIROD or any of its subsidiaries has an agreement which is of material importance to the business, properties, financial condition or operations of PIROD or any of its subsidiaries is in default thereunder, except a default which would not reasonably be expected to have a PIROD Material Adverse Effect.

   4.13. Litigation. Except as disclosed in Section 4.13 of the PIROD Schedule, neither PIROD nor any of its subsidiaries is a party to or threatened with any litigation, governmental or other proceeding, investigation, strike or other labor dispute or other controversy which might affect the validity of this Agreement or which, individually or in the aggregate, might reasonably be expected to have a PIROD Material Adverse Effect, and there is no outstanding order, writ, injunction or decree of any Governmental Entity against or affecting PIROD or any of its subsidiaries or a material portion of their respective businesses, properties, assets or goodwill.

   4.14. Disclosure Documents.

     4.14.1 Each document required to be filed by PIROD with the SEC in connection with the transactions contemplated by this Agreement will, when filed, comply as to form with the applicable requirements of the Securities Act and the Exchange Act, and none of the information supplied or to be supplied by PIROD for inclusion in any such document filed by PIROD or ROHN, including the ROHN Proxy Statement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.14.2 The representations in this Section 4.14 shall not apply to any information in such documents which is supplied by or on behalf of ROHN.

   4.15. Brokers' and Finders' Fees. Except as disclosed in Section 4.15 of the PIROD Schedule, no agent, broker, person or firm acting on behalf of PIROD or under its authority has claimed or is or will be entitled to any commission or broker's or finder's fee from PIROD in connection with the transactions contemplated by this Agreement. True and complete copies of any agreements regarding any such commission or fee have been provided to ROHN.

   4.16. Insurance. Section 4.16 of the PIROD Schedule correctly lists and briefly describes all policies of fire, liability, workmen's compensation, life, business interruption and other types of insurance held by PIROD or any of its subsidiaries. All such insurance policies are in full force and effect.

   4.17. Pension, Retirement and Profit Sharing Plans. Section 4.17 of the PIROD Schedule lists each pension, profit sharing, stock-bonus, thrift or other retirement plan, employee stock ownership plan, deferred compensation, stock purchase, performance share, bonus or other incentive plan, severance plan, health or welfare plan or other similar plan, agreement, arrangement or understanding, whether or not reduced to writing and whether or not such plan is or is intended to be qualified under Section 401(a) of the Code, including, without limitation, any employee welfare benefit plan or employee pension benefit plan within the meaning of ERISA ("PIROD Plan"), maintained or sponsored by PIROD or any of its subsidiaries. Each PIROD Plan is in full force and effect and has been administered in all material respects in accordance with its terms and is and has been, and each plan administrator and fiduciary of a PIROD Plan is and has been, in compliance in all material respects with all applicable requirements of ERISA (including the funding, reporting and disclosure and prohibited transaction provisions thereof) and other applicable laws, regulations and rulings. Each PIROD Plan intended to qualify under
Section 401(a) of the Code is so qualified. Except as set forth in Section 4.17 of the PIROD Schedule, no PIROD Plan is a "defined benefit plan" (within the meaning of Section 3(35) of ERISA) or a "multi-employer plan" (within the meaning of Section 3(37) of ERISA), has terminated or partially terminated and no complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any such multi-employer plan has occurred. PIROD or one of its subsidiaries has made, accrued or provided for all contributions required under each PIROD Plan.

   4.18. Environmental Matters.

   Except as disclosed in Section 4.18 of the PIROD Schedule, to PIROD's knowledge and except such as could not reasonably be expected to have a PIROD Material Adverse Effect:

     4.18.1. PIROD and its current subsidiaries, and all properties currently owned or leased by PIROD and its subsidiaries (collectively "PIROD Real Estate"), are in compliance with all Environmental Laws. Properties and subsidiaries formerly owned by PIROD were, as of the date of sale or divestiture of those properties or subsidiaries, in compliance with all Environmental Laws.

     4.18.2. Neither PIROD nor any of its current subsidiaries has received any written notice within the past five years that PIROD or its current or former subsidiaries has any liability, responsibility or obligation, whether fixed, unliquidated, absolute or contingent, under any Environmental Laws, or that they are subject to threatened or pending claims, actions, suits, proceedings or investigations under such laws, for fines or penalties, or for investigation, expense, removal or response action to effect compliance with or discharge any obligation or claim under such laws.

     4.18.3. There is no past or continuing release or threat of release, without an issued permit or permit application, of any Hazardous Substance into the environment, at or from the PIROD Real Estate that necessitates reporting or response actions under Environmental Law. There was no past release, without an issued permit or permit application, of any Hazardous Substances into the environment, at or from a facility formerly owned or operated by PIROD or a former subsidiary of PIROD where the release occurred prior to the time such facility or subsidiary was sold or divested by PIROD, that necessitated reporting or response actions by PIROD or its former subsidiary where such response action was not completed.

     4.18.4. There have been no Hazardous Substances used or generated by PIROD or any of its current subsidiaries, or former subsidiaries prior to their sale or divestiture from PIROD, that have been disposed of or come to rest at any site that has been included on the National Priorities List, or any comparable state or local list.

     4.18.5. There never has been any and there are no underground or above-ground USTs or ASTs located on, and there are no PCBs, PCB-containing equipment, or hazardous waste as defined by RCRA or comparable state or local laws, disposed on the PIROD Real Estate. Prior to the sale or divestiture of such other real property previously owned, leased or used by PIROD or any of its former subsidiaries, there were no USTs or ASTs located on such property or PCBs or hazardous waste disposed of on such properties where such USTs, ASTs, PCBs or hazardous waste had not been removed in accordance with Environmental Laws.

     4.18.6. There currently are no Hazardous Substances in the soil or groundwater at, or migrating from any PIROD Real Estate, the concentration of which exceeds the most lenient of applicable federal or state standards consistent with the future industrial use of the PIROD Real Estate.

   4.19. Financing. PIROD has delivered to ROHN a true and correct copy of a "highly confident" letter from J. P. Morgan Securities Inc. and Morgan Guaranty Trust Company of New York (Exhibit A hereto) (the "Financing Letter"), which letter has not been modified or withdrawn.

   4.20. Ownership of ROHN Shares. None of PIROD or any direct or indirect subsidiary of PIROD beneficially owns any ROHN Shares (other than pursuant to the Trust Voting Agreement).

   4.21. Labor Matters. Except as set forth in Section 4.21 of the PIROD Schedule, PIROD and each of its subsidiaries are, and for the past three years have remained, in compliance with all currently applicable laws respecting employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, except where the failure to comply with which or engagement in which, as the case may be, individually or in the aggregate, has not had, and would not reasonably be expected to have, a PIROD Material Adverse Effect. There is no unfair labor practice charge or complaint pending or, to the knowledge of PIROD, threatened against PIROD before the National Labor Relations Board. Except as otherwise set forth in
Section 4.21 of the PIROD Schedule, there are no strikes, slowdowns, union organizational or union decertification campaigns or other protected concerted activity under the National Labor Relations Act or, to the knowledge of PIROD, threats thereof, by or with respect to any employees of PIROD.

   4.22. Compliance with Laws and Court Orders. Neither PIROD nor any of its subsidiaries is in violation of, or for the past three years has PIROD or any of its subsidiaries violated, and to the knowledge of PIROD none is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, in each case, by any governmental agency or authority, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a PIROD Material Adverse Effect.

   4.23. Licenses and Permits. Except as set forth on Section 4.23 of the PIROD Schedule or except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a PIROD Material Adverse Effect, (i) the Permits are valid and in full force and effect, (ii) neither PIROD or any subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iii) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby. "Permits" for purposes of this Section 4.23 means each material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of PIROD and its subsidiaries.

5. Conduct and Transactions Prior to Closing Date.

   5.1. Conduct of Business by ROHN and PIROD Pending the Closing Date. From the date hereof until the Closing Date, except as otherwise contemplated by this Agreement or as may be consented to in writing by the other, each of ROHN and PIROD on its behalf and on behalf of their subsidiaries:

     5.1.1. shall conduct their businesses only in the ordinary course, and shall use their commercially reasonable best efforts to preserve substantially intact their business organizations, shall keep available the services of their present officers and employees and to preserve their present relationships with persons having significant business relations therewith.

     5.1.2. shall make no change in their Certificate or Articles of Incorporation or By-Laws, except to the extent that any such change is necessary in order for the parties to consummate the transactions contemplated by this Agreement or to cause any conditions to the Closing Date to be met.

     5.1.3. shall make no purchase, redemption or other acquisition of any outstanding ROHN or PIROD Shares or other securities of ROHN or PIROD or any of their subsidiaries; and no option, warrant or other right to acquire and no securities convertible into any ROHN or PIROD Shares or any other equity securities of ROHN or PIROD or any of their subsidiaries shall be granted or issued.

     5.1.4. No dividend, distribution or payment shall be declared, made or paid in respect of any ROHN or PIROD Shares or any other equity securities of ROHN or PIROD.

     5.1.5. Except as disclosed in the ROHN or PIROD Schedule or as may be required by the provisions of contracts, agreements or ROHN or PIROD Plans listed in the ROHN or PIROD Schedule, (i) no increase shall be made in the compensation payable to directors, officers or employees except in the ordinary course of business consistent with past practices to employees other than executive officers; (ii) no profit sharing, incentive, bonus, pension, retirement or similar payments shall be made, except in the ordinary course of business consistent with past practices; (iii) no existing contract or agreement shall be amended, and no new contract or agreement entered into, with respect to such compensation or payments; (iv) no new or amended collective bargaining agreements shall be entered into; and (v) no new or amended employment or severance agreements shall be entered into.

     5.1.6. No party or subsidiary shall (i) make any borrowings, except in the ordinary course of business under bank lines of credit for periods not to exceed ninety days (and successive refinancings of such borrowings for like periods), or guarantee obligations of others; (ii) make or commit to make any capital expenditures not already committed to by such party or subsidiary or acquisitions of the stock or assets of any other entities, in each case, exceeding $250,000 individually, or $500,000 in the aggregate;
  (iii) enter into any merger or consolidation with any other person; or (iv) except as disclosed in the ROHN or PIROD Schedule, make any sale or conveyance of any of its assets, except in the ordinary course of business.

     5.1.7. Each party and its subsidiaries shall use their commercially reasonable best efforts to maintain in full force and effect until the Closing Date the insurance policies listed in their respective ROHN or PIROD Schedule and to obtain substitute insurance for any policies not so maintained, shall promptly advise the other of any fires, accidents or other casualties occurring on or before the Closing Date which singularly or in the aggregate materially affect the value of their business and properties and shall, to the extent necessary, obtain endorsements to such policies to provide that both parties shall have the benefit of protection under such policies for casualties occurring on or before the Closing Date as their interests may appear.

     5.1.8. Each party shall, and shall direct its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined). ROHN and PIROD shall not, and shall not authorize or permit any of their officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by them to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, at any time prior to the Effective Time, the board of directors of ROHN or PIROD determines in good faith, after consultation with its financial and legal advisers, that a Takeover Proposal that has not been solicited, initiated or encouraged after the date hereof in violation of clause (i) above may reasonably be expected to result in a Superior Proposal (as defined in Section 8.1.3(iii)), ROHN or PIROD may (x) furnish information with respect to itself and its subsidiaries to the third party that has made such Takeover Proposal (and to any investment banker, financial advisor, attorney, accountant or other representative retained by such party) pursuant to a customary and reasonable confidentiality agreement and (y) participate in negotiations regarding such Takeover Proposal. For purposes of this Agreement, "Takeover Proposal" means any bona fide written proposal made by a third party to acquire, directly or indirectly, more than 50% of the voting power of the equity interests or of the assets of ROHN or PIROD; provided, however, that a change in the terms of a proposal submitted prior to the date hereof shall be deemed a new Takeover Proposal. A party shall within 24 hours advise the other orally and in writing of any request for information or of any Takeover Proposal or any inquiry regarding the making of a Takeover Proposal and shall keep the other party informed of the status of any change to the terms of a Takeover Proposal. Nothing contained in this Section 5.1.8 shall prohibit ROHN or PIROD from at any time taking and disclosing to its shareholders a position or change thereof with respect to the

  Merger or, pursuant to Rule 14e-2(a) under the Exchange Act, with respect to a third party tender offer, or from making any disclosure to its shareholders if, in the good faith judgment of its board of directors, after consultation with outside counsel, failure so to disclose would create a material risk of liability for breach of its fiduciary duties to its shareholders under applicable law.

   5.2. Agreements of ROHN and PIROD.

     5.2.1. Each of ROHN and PIROD shall give to the other and to its counsel, accountants and other representatives full access, during normal business hours throughout the period prior to the Closing Date, to all of the properties, books, contracts, commitments and records of its and its subsidiaries and shall furnish all such information concerning their business and properties as the other reasonably may request; provided, however, that neither ROHN nor PIROD shall be required to disclose information that would otherwise jeopardize protections offered under the attorney-client privilege or the work product doctrine or that could reasonably be expected to violate any confidentiality obligations of either ROHN or PIROD currently in effect, and, provided, further, that any investigation of the other or any of its subsidiaries either before or after the date hereof, including any review of the ROHN or PIROD Schedule, shall not affect any representations, warranties, covenants and agreements hereunder. Section 9.11 shall apply to such information.

     5.2.2. Each of ROHN and PIROD shall supply the other with accurate information as shall be required for inclusion in any documents required to be filed with the SEC by the other party.

     5.2.3. Each of ROHN and PIROD shall use its commercially reasonable best efforts to consummate the financing of the transactions contemplated hereby on the terms set forth in Exhibit A hereto.

     5.2.4. ROHN shall use its commercially reasonable best efforts to have the registration statement contemplated by Section 1.10.4 hereof declared effective by the SEC as soon as reasonably practicable.

   5.3. Reasonable Efforts; Notification.

     5.3.1. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including but not limited to (i) cooperation in the preparation and filing of the Proxy Statement and any other documents to be filed with the SEC, any required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") or with the NASD or other foreign filings and any amendments or supplements to any thereof and (ii) using its commercially reasonable best efforts to promptly make all required regulatory filings and applications including, without limitation, responding promptly to requests for further information and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their commercially reasonable best efforts to take all such necessary action.

     5.3.2. ROHN and PIROD each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by them or any of their subsidiaries, from any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another in connection with, and shall provide each other the opportunity to review and comment upon, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other antitrust law.

     5.3.3. Without limiting the generality of the undertakings pursuant to this Section 5.3: (i) ROHN and PIROD agree that, if necessary to prevent any Governmental Entity from taking steps to obtain, or from issuing, any order, injunction, decree, judgment or ruling or the taking of any other action that would (x) restrain, enjoin or otherwise prohibit the Merger or any of the other transactions contemplated by this Agreement or (y) cause any condition to the Merger not to be satisfied, such party shall (A) offer to accept an order to divest (and to enter into a consent decree or other agreement giving effect thereto) such of ROHN's or PIROD's assets and business, and agree to hold separate such assets and business pending such divestiture, and (B) enter into any supply, license, tolling, joint venture or other agreement or take any other action, as may be necessary to forestall such order, decree, ruling or action; provided, however, that notwithstanding the foregoing provisions of this clause (i), ROHN and PIROD shall not be required to take any such action that would have a ROHN or PIROD Material Adverse Effect, or to waive any material rights, and (ii) without limitation of clause (i) of this Section 5.3.3, ROHN and PIROD each agree to contest and resist any action seeking to have imposed any order, decree, judgment, injunction, ruling or other order (whether temporary, preliminary or permanent) (an "Order") that (x) would delay, restrain, enjoin or otherwise prohibit consummation of the Merger or any of the other transactions contemplated by this Agreement or (y) cause any condition to the Merger not to be satisfied and, in the event that any such temporary or preliminary Order is entered in any proceeding, to take the steps contemplated by clause (i) of this Section 5.3.3 and to use its commercially reasonable best efforts to take promptly any and all other steps (including, the appeal thereof and the posting of a bond) necessary to vacate, modify or suspend such Order so as to permit such consummation as promptly as practicable after the date hereof.

   5.4. At any time from the date hereof until the Closing Date, in the event that PIROD notifies ROHN that it has been informed by any of the PIROD Shareholders or any holder of PIROD Warrants that such holder has a Regulatory Problem (as defined below), ROHN shall take all such actions as are reasonably requested by PIROD in order to (a) establish a class of nonvoting common stock of ROHN, which nonvoting common stock shall be identical in all respects to the ROHN Shares, except that such common stock shall be nonvoting and shall be convertible into ROHN Shares on such terms as are requested by PIROD in light of regulatory considerations then prevailing, and (b) amend this Agreement, the Certificate of Incorporation and other related agreements to effectuate and reflect the foregoing. For purposes of this Agreement, a "Regulatory Problem" means any set of facts or circumstances wherein it has been asserted by any governmental regulatory agency (or such holder of PIROD Shares or PIROD Warrants believes that there is a substantial risk of such assertion) that such holder is not entitled to hold, or exercise any significant right with respect to, the ROHN Shares.

6. Conditions Precedent to the Closing.

   6.1. Conditions to the Obligations of Both Parties. The respective obligations of ROHN and PIROD to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

     (a) Stockholder Approvals. The stockholders of ROHN and PIROD shall have duly approved the transactions contemplated by this Agreement.

     (b) Certain Actions. There shall not have been any action threatened or taken, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered or enforced, by any Governmental Entity, that could reasonably be expected to (i) make the consummation of the Merger illegal or otherwise prohibited, or (ii) prohibit or impose any material limitation on the Surviving Corporation's ownership or operation of any material portion of the assets or businesses of ROHN or PIROD.

     (c) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

     (d) Bankruptcy Court Approval. The sale pursuant to this Agreement of the ROHN Shares beneficially owned by the Trust shall have been approved by the Bankruptcy Court as provided in the Plan of Reorganization.

     (e) Financing. The financing contemplated by Exhibit A hereto shall have been consummated, not later than the Closing Date.

     (f) SEC Effectiveness. The SEC shall have declared the registration statement contemplated by Section 1.10.4 hereof effective. On the Closing Date and at the Effective Time, no stop order or similar restraining order shall have been entered by the SEC.

   6.2. Conditions to the Obligations of ROHN. The obligation of ROHN to effect the Merger is further subject to the following conditions:

     (a) Accuracy of Representations and Warranties. The representations and warranties of PIROD contained herein (without giving effect to the materiality, PIROD Material Adverse Effect or knowledge qualifications contained therein) shall be true and correct when made and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall have been true and correct as of such specific date), except, in all instances, where the failure to be so true and correct shall not result, individually or in the aggregate, in a PIROD Material Adverse Effect; and ROHN shall have received a certificate signed on behalf of PIROD by the chief executive officer and the chief financial officer of PIROD to such effect.

     (b) Performance of Obligations of PIROD. PIROD shall have performed the obligations required to be performed by it under this Agreement at or prior to the Closing Date, except for such failures to perform as have not had or would not, individually or in the aggregate, reasonably be expected to have a PIROD Material Adverse Effect or materially adversely affect the ability of PIROD to consummate the transactions contemplated hereby.

     (c) PIROD Material Adverse Effect. There shall not have been a PIROD Material Adverse Effect.

     (d) Fairness Opinions. Neither of the fairness opinions of Donaldson, Lufkin & Jenrette Securities Corporation to ROHN and the Trust dated the date of this Agreement shall have been withdrawn.

     (e) ROHN Tax Opinion. ROHN shall have received from its counsel an opinion to the effect that the Merger will be a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized to either ROHN or PIROD for federal income tax purposes as a result of the Merger.

     (f) Solvency Opinion. ROHN shall have received a solvency opinion within ten business days after the date of this Agreement, which opinion will be confirmed at the Closing.

     (g) Termination of the Management and Advisory Agreement. The Management and Advisory Agreement dated August 28, 1996 by and between PIROD, Inc., a Delaware corporation and wholly-owned subsidiary of PIROD, and Bain Capital Partners V, L.P., a Delaware limited partnership, shall have been terminated by mutual written consent of the parties.

     (h) Acknowledgment of Holders of PIROD Class L Warrants. Each holder of a PIROD Class L Warrant shall have acknowledged in writing that the number of ROHN Shares, together with the applicable exercise price per share thereof, issuable pursuant to each ROHN Exchange Warrant that such holder shall be entitled to receive pursuant to the conversion of such PIROD Class L Warrant into the ROHN Exchange Warrant upon consummation of the Merger is as set forth on Exhibit 1.8.4.

     (i) Additional Fairness Opinions. If the Available Cash at the Effective Time is less than $105.0 million, ROHN and the Trust shall each have received a fairness opinion as of the date of the Effective Time from Donaldson, Lufkin and Jenrette Securities Corporation to the effect that the consideration to be received and/or retained by the holders of ROHN Shares (and, in the case of the Trust, the Trust) pursuant to this Agreement is fair to such holders (and, if applicable, the Trust) from a financial point of view.

   6.3. Conditions to the Obligations of PIROD. The obligation of PIROD to effect the Merger is further subject to the following conditions.

     (a) Accuracy of Representations and Warranties. The representations and warranties of ROHN contained herein (without giving effect to the materiality, ROHN Material Adverse Effect or knowledge qualifications contained therein) shall be true and correct when made and shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall have been true and correct as of such specific date), except, in all instances, where the failure to be so true and correct shall not result, individually or in the aggregate, in a ROHN Material Adverse Effect; and PIROD shall have received a certificate signed on behalf of ROHN by the chief executive officer and the chief financial officer of ROHN to such effect.

     (b) Performance of Obligations of ROHN. ROHN shall have performed its obligations required to be performed by it under this Agreement at or prior to the Closing Date, except for such failures to perform as have not had or would not, individually or in the aggregate, reasonably be expected to have a ROHN Material Adverse Effect on or materially adversely affect the ability of ROHN to consummate the transactions contemplated hereby.

     (c) ROHN Material Adverse Effect. There shall not have been a ROHN Material Adverse Effect.

     (d) PIROD Tax Opinion. PIROD shall have received from its counsel an opinion to the effect that the Merger will be a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized to a PIROD Shareholder who exchanges his PIROD Shares for ROHN Shares in the Merger, except to the extent of any cash received with respect to fractional shares.

7. Amendment of Agreement; Waivers.

   7.1. Amendment. At any time, whether before or after submission to or approval by the shareholders of ROHN and PIROD as provided herein, this Agreement may be amended in writing to any extent determined by the appropriate officers of the parties hereto not to be materially adverse to the interests of their respective stockholders.

   7.2. Waiver. Any party hereto may waive in writing compliance by the others with any of the covenants and conditions contained in this Agreement (except such as may be imposed by law) to the extent such party believes such action may not be materially adverse to the interests of its stockholders; such waiver shall be evidenced by a certificate to such effect signed, in the case of ROHN, by any one of its President and Vice Presidents, and in the case of PIROD, by any one of its President and Vice Presidents.

8. Termination.

   8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval by shareholders of ROHN and PIROD:

     8.1.1. by mutual written consent of the boards of directors of ROHN and PIROD;

     8.1.2. by ROHN or PIROD if any court of competent jurisdiction, or any governmental body, regulatory or administrative agency or commission having appropriate jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

     8.1.3. by ROHN or PIROD:

       (a) if prior to the Closing Date, the board of directors of ROHN or PIROD determines that a Takeover Proposal constitutes a Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means any Takeover Proposal having terms which the board of directors of ROHN or

    PIROD determines in its good faith judgment (based, with respect to the consideration payable, on the opinion of a financial advisor of nationally recognized reputation) (x) to be more favorable to its shareholders from a financial point of view (taking into account, among other things, the type and amount of consideration to be received and risks of non-consummation) than the Merger and (y) to be reasonably capable of being completed (and for which financing has been committed on customary terms); provided, however, that no termination pursuant to this Section 8.1.3(iii) shall be effective unless concurrently with such termination a termination fee of $5.5 million is paid in cash by ROHN to PIROD, in the case of a ROHN termination, or a termination fee of $2.0 million is paid in cash by PIROD to ROHN, in the case of a PIROD termination.

       (b) if the Merger shall not have been consummated on or before the later of (i) May 15, 1999 or (ii) 45 days after the SEC has completed its review of the Proxy Statement (but in no event later than July 15, 1999), provided that the right to terminate this Agreement pursuant to this Section 8.1.3(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure to be consummated by such time.

   8.2. Notice and Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, except for the provisions of Sections 3.15, 4.15, Section 8.1.3(b), this Section 8.2 and Section 9. Nothing contained in this Section 8.2 shall relieve any party from liability for any breach of this Agreement. This Section 8 shall survive any termination of this Agreement.

9. Miscellaneous.

   9.1. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 7.1 or an extension or waiver pursuant to Section
7.2 shall, in order to be effective, require in the case of ROHN or PIROD, action by its board of directors or the duly authorized designee of its board of directors.

   9.2. Survival of Representations and Warranties. The respective representations and warranties of ROHN and PIROD shall not be deemed waived or otherwise affected by any investigation made by any party. Each representation and warranty in this Agreement shall expire with, and be terminated and extinguished by, the Merger. This Section 9.2 shall have no effect upon any other obligation of the parties, whether to be performed before or after the Merger.

   9.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or on the second succeeding business day after being mailed, postage prepaid, by registered or certified mail to the appropriate party at its address below (or at such other address for such party as shall be specified by notice in fact delivered):

     (a) If to PIROD, to it at:

      PiRod Holdings, Inc.
      1545 Pidco Drive
      P.O. Box 128
      Plymouth, Indiana 46563
      Attention: Myron Noble
                 Chief Executive Officer

     With copies to:

      Bain Capital, Inc.
      Two Copley Place
      Boston, Massachusetts 02116
      Attention: Paul Spinale
                 Principal

      Kirkland & Ellis
      200 East Randolph Drive
      Chicago, Illinois 60601
      Attention: James L. Learner

     (b) If to ROHN, to it at:

      6718 West Plank Road
      Peoria, Illinois 61604
      Attention: General Counsel

     With copies to:

      Bell, Boyd & Lloyd
      Three First National Plaza
      70 West Madison Street
      Chicago, Illinois 60602
      Attention: Victor E. Grimm

      John H. Laeri, Jr.
      UNR Asbestos-Disease Claim Trust
      100 North Lincoln Way
      North Aurora, IL 60542

      Hughes, Hubbard & Reed LLP
      One Battery Park Plaza
      New York, NY 10004
      Attention: Ed Kaufmann

   9.4. Expenses. All legal, accounting and other costs and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Surviving Corporation if the Merger is consummated. If the Merger is not consummated, each party shall pay the costs and expenses incurred by it other than the costs incurred by PIROD to secure the Financing Letter attached hereto as Exhibit A, which shall be split as follows: ROHN--76% and PIROD--24%; provided, however, ROHN's obligation hereunder to pay fees incurred by PIROD in connection with the Financing Letter shall be limited to $100,000, and, provided further, ROHN shall have no obligation to pay any portion of such fees in the event that ROHN is obligated to pay a termination fee to PIROD under
Section 8.1.3(a) hereof.

   9.5. Headings. The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

   9.6. Governing Law; Jurisdiction. The Agreement shall be construed, and the rights of the parties hereto determined, in accordance with the internal substantive laws of the State of Delaware without giving effect to principles of conflicts, or choice of law of the State of Delaware or of any other jurisdiction. Each of the parties hereto (i) submits itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, and consents to service of process by notice as provided in this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a federal or state court sitting in the State of Delaware. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

   9.7. Assignment. This Agreement shall not be assignable by any party hereto except with the written consent of the other parties. Except for Section 9.8 hereof, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

   9.8. Officers' and Directors' Insurance; Indemnification.

     9.8.1. From and after the date hereof and for six years from the Effective Time, the Surviving Corporation shall use its commercially reasonable best efforts to cause to be maintained in effect ROHN's current directors' and officers' insurance and indemnification policy or an equivalent policy or policies.

     9.8.2. From and after the Closing Date and for six years after the Effective Time, the Surviving Corporation shall not take any action that would change or amend the provisions of any existing indemnification agreements or the Certificate of Incorporation or By-Laws of the Surviving Corporation set forth in Exhibits A and B hereto relating to indemnification, advancement of expenses or limitation of liability in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, employees, agents or other representatives of ROHN, PIROD or any of their subsidiaries.

     9.8.3. If the Surviving Corporation or any of its successors or assigns
  (i) reorganizes or consolidates with or merges into any other person and is not the resulting, continuing or surviving corporation or entity of such consolidation or merger, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 9.8.

   9.9. ROHN and PIROD Material Adverse Effect. As used herein, "ROHN Material Adverse Effect" means any change in or effect on the business of ROHN or its subsidiaries that is materially adverse to the business, assets, results of operations or financial condition of ROHN and its subsidiaries, taken as a whole, or materially impairs the ability of ROHN to consummate the Merger or the other transactions contemplated by this Agreement; provided, however, that "ROHN Material Adverse Effect" shall be deemed to exclude the impact of (i) changes in generally accepted accounting principles; (ii) the public announcement of the Merger and compliance with the provisions of this Agreement; (iii) any changes resulting from any restructuring or other similar charges or write-offs taken by ROHN with the consent of PIROD; (iv) the termination or failure to be consummated or completed of any acquisition, joint venture, development project or other transaction, which was not consummated or completed prior to the execution and delivery of this Agreement; and (v) any change in general economic conditions, in interest rates or in conditions affecting the telecommunications industry generally. As used herein, "PIROD Material Adverse Effect" means any change in or effect on the business of PIROD or its subsidiaries that is materially adverse to the business, assets, results of operations or financial condition of PIROD and its subsidiaries, taken as a whole, or materially impairs the ability of PIROD to consummate the Merger or the other transactions contemplated by this Agreement; provided, however, that "PIROD Material Adverse Effect" shall be deemed to exclude the impact of (i) changes in generally accepted accounting principles; (ii) the public announcement of the Merger and compliance with the provisions of this Agreement; (iii) any changes resulting from any restructuring or other similar charges or write-offs taken by PIROD with the consent of ROHN; (iv) the termination or failure to be consummated or completed of any acquisition, joint venture, development project or other transaction, which was not consummated or completed prior to the execution and delivery of this Agreement; and (v) any change in general economic conditions, in interest rates or in conditions affecting the telecommunications industry generally.

   9.10. Entire Agreement. This Agreement and the Exhibits and ROHN and PIROD Schedules attached hereto contain the entire Agreement of the parties with respect to the Merger and other transactions contemplated herein, and supersede all prior understandings and agreements of the parties with respect to the subject matter hereof. Any reference to this Agreement shall be deemed to include the Exhibits and ROHN and PIROD Schedules attached hereto.

   9.11. Confidentiality.

     9.11.1. Except as may be reasonably necessary to carry out this Agreement and the transactions contemplated by this Agreement, each of ROHN and PIROD shall, and each shall require its subsidiaries, officers, directors, employees and authorized representatives to, hold in confidence prior to the Effective Time and for two years from any termination of this Agreement all data and information obtained by it from the other (unless required to disclose such information by judicial or administrative process, as otherwise required by law, or unless such information (i) is or becomes generally available to the public other than as a result of its disclosure, (ii) is independently acquired or developed by it or any of their representatives without violating any confidentiality agreement between it and the other, or (iii) is, or becomes, available to it from a source other than the other party or its representatives, provided that such source is not known by such disclosing party, any of its subsidiaries of any of its representatives to be bound by a confidentiality agreement with the other party or any of its representatives or by any other legal, contractual or fiduciary duty not to disclose such information) and shall not, and shall use commercially reasonable best efforts to cause such subsidiaries, officers, directors, employees and authorized representatives not to, disclose such information to others without the prior written consent of the other party.

     9.11.2. If this Agreement is terminated, each of ROHN and PIROD shall, if so requested by the other party, promptly return every document furnished to its or its affiliates in connection with the transactions contemplated by this Agreement and any copies of such documents that may have been made and shall use its commercially reasonable best efforts to cause the representatives to whom such documents were furnished promptly to return such documents and any copies of such documents, other than documents filed with the SEC or otherwise publicly available.

   9.12. Knowledge. "To the knowledge," "to the best knowledge," or any similar phrase shall be deemed to refer to the knowledge of the chief executive, financial, accounting and legal officers of a party (regardless of title) and to exclude the assurance that such knowledge is based upon a reasonable investigation, unless otherwise expressly provided.

   In Witness Whereof, the undersigned have duly executed this Agreement as of the date first above written.

                                          ROHN Industries, Inc.

                                                /s/ Brian B. Pemberton
                                          By __________________________________
                                                       Its President

                                          PiRod Holdings, Inc.

                                                    /s/ Marc Wolpow
                                          By __________________________________
                                                       Its President

                                                                      Appendix B

                             ROHN INDUSTRIES, INC.
                             1999 STOCK OPTION PLAN

   Section 1. Purpose. The purpose of the Rohn Industries, Inc. 1999 Stock Option Plan (this "Plan") is to benefit Rohn Industries, Inc. (the "Company") and its subsidiaries by offering certain present and future employees, including officers, a favorable opportunity to become holders of stock in the Company over a period of years, thereby giving them a stake in the growth and prosperity of the Company and encouraging the continuance of their services with the Company or its subsidiaries.

   Section 2. Administration.

   2.1 Committee. This Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board"). The Committee's interpretation and construction of any terms or provisions of this Plan or any option issued hereunder, or of any rule or regulation adopted in connection therewith, shall be conclusive and binding on all interested parties, so long as such interpretation and construction with respect to incentive stock options corresponds to the requirements of Section 422 of the Internal Revenue Code, as amended (the "Code") and the regulations thereunder.

   2.2 Grants to Section 16 Persons. For so long as the Company's Common Stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Committee may not grant options to an officer of the Company subject to Section 16 of the Exchange Act unless the grant is
(i) approved in advance by the Committee in accordance with the provisions of Rule 16b-3(d)(1) under the Exchange Act (where the Committee is composed solely of two or more non-employee directors who satisfy the requirements of Rule 16b-3(b)(3) under the Exchange Act), (ii) approved in advance, or subsequently ratified by the stockholders in accordance with the provisions of Rule 16b-3(d)(2) under the Exchange Act or (iii) absent approval pursuant to clauses (i) or (ii), no officer of the Company may sell shares received upon the exercise of an option during the six-month period immediately following the grant of such option.

   2.3 Grants to Section 162(m) Officers. The Board may not grant options to an officer subject to Section 162(m) of the Code unless the grant is approved by the Committee where the Committee is composed of at least two "outside directors" (as defined in the regulations promulgated under Section 162(m) of the Code).

   2.4 Section 16(b) Compliance and Bifurcation of Plan. It is the intention of the Company that this Plan comply in all respects with Section 16(b) and Rule 16b-3 under the Exchange Act, to the extent applicable, and, if any Plan provision is later found not to be in compliance with such Section or Rule, the provision shall be deemed null and void, and the Plan shall be construed in favor of its meeting the requirements of Section 16(b) and Rule 16b-3 under the Exchange Act. Notwithstanding anything in the Plan to the contrary, the Committee, in its absolute discretion, may bifurcate the Plan so as to limit the use of any provision of the Plan to participants who are executive officers or other persons subject to Section 16(b) of the Exchange Act without so restricting, limiting or conditioning the Plan with respect to other participants.

   Section 3. Stock Subject to This Plan. The stock subject to this Plan shall be the Company's common stock, par value $.01 per share (the "Common Stock"), authorized but unissued or held in the Company's treasury or subsequently acquired by the Company. Subject to adjustment as provided in Section 7 hereof, the aggregate amount of Common Stock to be delivered upon the exercise of all options granted under this Plan shall not exceed 2,500,000 shares as such Common Stock was constituted on the effective date of this Plan. If any option granted under this Plan shall expire, or be surrendered, exchanged for another option, canceled or terminated for any reason without having been exercised in full, the unpurchased shares subject thereto shall thereupon again be available for purposes of this Plan, including for replacement options which may be granted in exchange for such surrendered, canceled or terminated options.

   Section 4. Eligibility. An incentive stock option may be granted only to an individual who, at the time the option is granted, is an employee of the Company or any subsidiary. A nonqualified stock option may be granted to any employee of the Company or any subsidiary, whether an individual or an entity. Any party to whom an option is granted under this Plan shall be referred to hereinafter as an "Optionee."

   Section 5. Terms and Conditions of Options. Options granted under this Plan shall contain such terms, conditions, limitations and restrictions as the Committee shall deem advisable and which are not inconsistent with this Plan. Notwithstanding the foregoing, options shall include or incorporate by reference the following terms and conditions:

   5.1 Number of Shares and Price. The maximum number of shares that may be purchased pursuant to the exercise of each option and the price per share at which such option is exercisable (the "exercise price") shall be as established by the Committee, provided that the Committee shall act in good faith to establish an exercise price which shall be not less than the fair market value per share of the Common Stock at the time the option is granted with respect to incentive stock options and not less than 85% of the fair market value per share of the Common Stock at the time the option is granted with respect to nonqualified stock options and also provided that, with respect to incentive stock options granted to greater than 10% stockholders, the exercise price shall be as required by Section 6. In addition, in any five-year period, no individual may be granted options under the Plan to purchase more than 1,000,000 shares of Common Stock, subject to adjustment as set forth in Section 7.

   5.2 Term and Maturity. Subject to the restrictions contained in Section 6 with respect to granting incentive stock options to greater than 10% stockholders, the term of each incentive stock option shall be as established by the Committee and, if not so established, shall be 10 years from the date it is granted but in no event shall the term of any incentive stock option exceed 10 years. The term of each nonqualified stock option shall be as established by the Committee and, if not so established, shall be 10 years from the date it is granted. To ensure that the Company or its subsidiaries will achieve the purpose and receive the benefits contemplated in this Plan, any option granted to any Optionee hereunder shall, unless the condition of this sentence is waived by resolution adopted by the Committee, be exercisable according to the following schedule:

         Period of Optionee's
         Continuous Employment
      With the Company or Related
       Corporation From the Date                       Portion of Total Option
         the Option is Granted                          Which is Exercisable
      ---------------------------                      -----------------------
             after 1 year                                       33 1/3%
             after 2 years                                      66 2/3%
             after 3 years                                     100   %

   5.3 Exercise. Subject to the vesting schedule described in Section 5.2 above, each option may be exercised in whole or in part; provided, however, that no fewer than 100 shares (or the remaining shares then purchasable under the option, if less than 100 shares) may be purchased upon any exercise of option rights hereunder and that only whole shares will be issued pursuant to the exercise of any option. Options shall be exercised by delivery to the Company of notice of the number of shares with respect to which the option is exercised, together with payment of the exercise price.

   5.4 Payment of Exercise Price. Payment of the option exercise price shall be made in full at the time the notice of exercise of the option is delivered to the Company and shall be in cash, bank certified or cashier's check or personal check (unless at the time of exercise the Committee in a particular case determines not to accept a personal check) for the Common Stock being purchased.

   The Committee can determine at the time the option is granted for incentive stock options, or at any time before exercise for nonqualified stock options, that additional forms of payment will be permitted. To the extent permitted by the Committee and applicable laws and regulations (including, but not limited to, federal tax and securities laws and regulations and state corporate law), an option may be exercised by:

     (a) delivery of shares of Common Stock held by an Optionee having a fair market value equal to the exercise price, such fair market value to be determined in good faith by the Committee;

     (b) delivery of a properly executed exercise notice, together with irrevocable instructions to a broker, all in accordance with the regulations of the Federal Reserve Board, to promptly deliver to the Company the amount of sale or loan proceeds to pay the exercise price and any federal, state or local withholding tax obligations that may arise in connection with the exercise; provided, that the Committee, in its sole discretion, may at any time determine that this subparagraph (b), to the extent the instructions to the broker call for an immediate sale of the shares, shall not be applicable to any Optionee whose employment with the Company has terminated prior to the time of exercise; or

     (c) delivery of a properly executed exercise notice together with instructions to the Company to withhold from the shares that would otherwise be issued upon exercise that number of shares having a fair market value equal to the option exercise price.

   5.5 Withholding Tax Requirement. The Company or any subsidiary shall have the right to retain and withhold from any payment of cash or Common Stock under the Plan the amount of taxes required by any government to be withheld or otherwise deducted and paid with respect to such payment. At its discretion, the Company may require an Optionee receiving shares of Common Stock to reimburse the Company for any such taxes required to be withheld by the Company and withhold such shares in whole or in part until the Company is so reimbursed. In lieu thereof, the Company shall have the right to withhold from any other cash amounts due or to become due from the Company to the Optionee an amount equal to such taxes or retain and withhold a number of shares having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse the Company for any such taxes and cancel (in whole or in part) any such shares so withheld. If required by Section 16(b) of the Exchange Act, the election to pay withholding taxes by delivery of shares held by any person who at the time of exercise is subject to Section 16(b) of the Exchange Act, shall be made either six months prior to the date the option exercise becomes taxable or at such other times as the Company may determine as necessary to comply with Section 16(b) of the Exchange Act.

   5.6 Assignability and Transferability of Option. Options granted under this Plan and the rights and privileges conferred hereby may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than (i) by will or by the applicable laws of descent and distribution, (ii) pursuant to a property settlement in connection with a divorce proceeding, or (iii) as otherwise determined by the Committee by resolution. Any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any option under this Plan or of any right or privilege conferred hereby, contrary to the Code or to the provisions of this Plan, or the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby shall be null and void. The designation by an Optionee of a beneficiary does not, in and of itself, constitute an impermissible transfer under this Section.

   5.7 Termination of Employment. If the Optionee's employment with the Company or any subsidiary ceases for any reason other than termination for cause, death or total disability, and unless by its terms the option sooner terminates or expires, then the Optionee may exercise, for an 18-month period (and, in the case of incentive stock options, for a three-month period), that portion of the Optionee's option which is exercisable at the time of such cessation, but the Optionee's option shall terminate at the end of the 18-month period (three-month period for incentive stock options) following such cessation as to all shares for which it has not theretofore been exercised, unless such provision is waived by resolution adopted by the Committee within 90 days of such cessation.

   If an Optionee is terminated for cause, any option granted hereunder shall automatically terminate as of the first discovery by the Company of any reason for termination for cause, and such Optionee shall thereupon have no right to purchase any shares pursuant to such option. "Termination for cause" shall mean dismissal for dishonesty, conviction or confession of a crime punishable by law (except minor violations), fraud, misconduct or unauthorized disclosure of confidential information. If an Optionee's employment with the Company or any subsidiary is suspended pending an investigation of whether or not the Optionee shall be terminated for cause, all Optionee's rights under any option granted hereunder likewise shall be suspended during the period of investigation.

   If an Optionee's employment with the Company or any subsidiary ceases because of a total disability, the Optionee's option shall not terminate until the end of the 18-month period and, in the case of an incentive stock option, shall not cease to be treated as an incentive stock option until the end of the 12-month period, following such cessation (unless by its terms it sooner terminates and expires). As used in this Plan, the term "total disability" refers to a mental or physical impairment of the Optionee which is expected to result in death or which has lasted or is expected to last for a continuous period of 12 months or more and which causes the Optionee to be unable, in the opinion of the Company and two independent physicians, to perform his or her duties for the Company and to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the Company and the two independent physicians have furnished their opinion of total disability to the Committee.

   For purposes of this Section 5.7, a transfer of employment between or among the Company and/or any subsidiary shall not be deemed to constitute a cessation of employment with the Company or any subsidiary. For purposes of this Section 5.7, with respect to incentive stock options, employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Committee). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Optionee's reemployment rights are guaranteed by statute or by contract.

   5.8 Death of Optionee. If an Optionee dies while he or she is employed by the Company or any subsidiary or within the 12-month period following cessation of such employment, any option held by such Optionee to the extent that the Optionee would have been entitled to exercise such option, may be exercised within 12 months after his or her death by the personal representative of his or her estate or by the person or persons to whom the Optionee's rights under the option shall pass by will or by the applicable laws of descent and distribution.

   5.9 Status of Shareholder. Neither the Optionee nor any party to which the Optionee's rights and privileges under the option may pass shall be, or have any of the rights or privileges of, a shareholder of the Company with respect to any of the shares issuable upon the exercise of any option granted under this Plan unless and until such option has been exercised.

   5.10 Continuation of Employment. Nothing in this Plan or in any option granted pursuant to this Plan shall confer upon any Optionee any right to continue in the employ of the Company or of a subsidiary, or to interfere in any way with the right of the Company or of any such subsidiary to terminate his or her employment with the Company at any time.

   5.11 Modification and Amendment of Option. Subject to the requirements of Code Section 422 with respect to incentive stock options and to the terms and conditions and within the limitations of this Plan, the Committee may modify or amend outstanding options granted under this Plan. The modification or amendment of an outstanding option shall not, without the consent of the Optionee, impair or diminish any of his or her rights or any of the obligations of the Company under such option. Except as otherwise provided in this Plan, no outstanding option shall be terminated without the consent of the Optionee. Unless the Optionee agrees otherwise, any changes or adjustments made to outstanding incentive stock options granted under this Plan shall be made in such a manner so as not to constitute a "modification" as defined in Code
Section 424(h) and so as not to cause any incentive stock option issued hereunder to fail to continue to qualify as an incentive stock option as defined in Code Section 422(b).

   5.12 Limitation on Value for Incentive Stock Options. As to all incentive stock options granted under the terms of this Plan, to the extent that the aggregate fair market value (determined at the time the incentive stock option is granted) of the stock with respect to which incentive stock options are exercisable for the first time by the Optionee during any calendar year (under this Plan and all other incentive stock option plans of the Company, a subsidiary or a predecessor corporation) exceeds $100,000, such options shall be treated as nonqualified stock options. The previous sentence shall not apply if the Code is amended or if the Internal Revenue Service publicly rules, issues a private ruling to the Company, any Optionee, or any legatee, personal representative or distributee of an Optionee or issues regulations, changing or eliminating such annual limit, in which case the limitation shall be that provided by the Code or the Internal Revenue Service, as the case may be.

   5.13 Valuation of Common Stock Received Upon Exercise

     5.13.1 Exercise of Options Under Sections 5.4(a) and (c). The value of Common Stock received by the Optionee from an exercise under Sections 5.4(a) and 5.4(c) hereof shall be the fair market value as determined by the Committee, provided that, if the Common Stock is traded in a public market, such valuation shall be the average of the high and low trading prices or bid and asked prices, as applicable, of the Common Stock for the date of receipt by the Company of the Optionee's delivery of shares under
  Section 5.4(a) hereof or delivery of the exercise notice under Section 5.4(c) hereof.

     5.13.2 Exercise of Option Under Section 5.4(b). The value of Common Stock received by the Optionee from an exercise under Section 5.4(b) hereof shall equal (a) in the case of the sale of the Common Stock received as a result of the exercise by a broker on the date of receipt by the Company of the Optionee's exercise notice, the sales price received for such shares; and (b) in all other cases, the average of the high and low trading prices or bid and asked prices, as applicable, of the Common Stock for the date of receipt by the Company of the Optionee's exercise notice.

   Section 6. Greater Than 10% Stockholders.

   6.1 Exercise Price and Term of Incentive Stock Options. If incentive stock options are granted under this Plan to employees who own more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary, the term of such incentive stock options shall not exceed five years and the exercise price shall be not less than 110% of the fair market value of the Common Stock at the time the incentive stock option is granted. This provision shall control notwithstanding any contrary terms contained in any other document. The term and exercise price limitations of this provision shall be amended to conform to any change required by a change in the Code or by a ruling or pronouncement of the Internal Revenue Service.

   6.2 Attribution Rule. For purposes of Section 6.1, in determining stock ownership, an employee shall be deemed to own the stock owned, directly or indirectly, by or for his or her brothers, sisters, spouse, ancestors and lineal descendants. Stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be deemed to be owned proportionately by or for its stockholders, partners or beneficiaries. If an employee or a person related to the employee owns an unexercised option or warrant to purchase stock of the Company, the stock subject to that portion of the option or warrant which is unexercised shall not be counted in determining stock ownership. For purposes of this Section 6, stock owned by an employee shall include all stock owned by him which is actually issued and outstanding immediately before the grant of the incentive stock option to the employee.

   Section 7. Adjustment.

   7.1 Upon Changes in Capitalization. The aggregate number and class of shares for which options may be granted under this Plan, the number and class of shares covered by each outstanding option, and the exercise price per share thereof (but not the total price), and each such option, shall all be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a split-up or consolidation of shares or any like capital adjustment, or the payment of any stock dividend.

   7.2 Effect of Change in Control.

     7.2.1 Any option previously granted to any Optionee who is an employee of the Company or any subsidiary on the date of a "Change in Control" shall be immediately exercisable in full on or after such date during its term, without regard to any time of exercise established under Section 5 hereof. "Change in Control" shall mean the occurrence, at any time during the specified term of an option granted under the Plan, of any of the following events:

       (i) The acquisition, by a person or group of persons acting in concert, of a beneficial ownership interest in the Company, resulting in the total beneficial ownership of such persons or group of persons equaling or exceeding 50% of the outstanding Common Stock; provided, however, that no such person or group of persons shall be deemed to beneficially own (i) any Common Stock acquired directly from the Company or (ii) any Common Stock held by the Company or any subsidiary or any employee benefit plan (or any related trust) of the Company or its subsidiaries. The Change in Control shall be deemed to occur on the date the beneficial ownership of the acquiring person or group of persons first equals or exceeds 50% of the outstanding Common Stock.

       (ii) A change, within any period of 24 months or less, in the composition of the Board such that at the end of such period a majority of the directors who are then serving were not serving at the beginning of such period, unless at the end of such period the majority of the directors in office were nominated upon the recommendation of a majority of the Board at the beginning of such period. The Change in Control shall be deemed to occur on the date the last director necessary to result in a Change in Control takes office or resigns from office, as applicable.

       (iii) Approval by shareholders of the Company of a merger, consolidation or other reorganization having substantially the same effect, or the sale of all or substantially all the consolidated assets of the Company in each case, with respect to which the persons or group of persons who were the respective beneficial owners of the Common Stock immediately prior to such event do not, following such event, beneficially own, directly or indirectly, more than 50% of the then outstanding voting securities of the Company resulting from such event or the Company purchasing or receiving assets pursuant to such event.

     If more than one of the foregoing events shall occur, each such event shall constitute a separate Change in Control.

     7.2.2 Notwithstanding any other provisions in the Plan, prior to the passage of one year from and after any Change in Control, each Optionee shall have the right to require the Company (or, if the Company is not the survivor of a merger, consolidation or reorganization with an acquiror, the acquiror) to purchase from him or her any or all unexercised options granted under this Plan at a purchase price equal to (i) the excess of the fair market value per share over the exercise price multiplied by (ii) the number of option shares specified by the Optionee for purchase in a written notice to the Company (or, if the Company is not the survivor of a merger, consolidation or reorganization with an acquiror, the acquiror), attention of the Secretary.

     7.2.3 For purposes of Section 7.2.2 above, "fair market value per share" shall mean, (i) except in the case of a merger, consolidation or reorganization with an acquiror in which the Company is not the survivor (a "Termination Merger"), the higher of (A) the average of the highest sales price per share of the Company's Common Stock on the NASDAQ Stock Market (as reported in The Wall Street Journal, Midwest Edition) (or, if the Company's Common Stock is not then traded on the NASDAQ Stock market, on the principal market where such Common Stock is actively traded) on each of the five trading days immediately preceding the date the Optionee so notifies the Company or (B) the average of the highest sales price per share of the Company's Common Stock on the NASDAQ Stock Market (as reported in The Wall Street Journal, Midwest Edition) (or, if the Company's Common Stock is not then traded on the NASDAQ Stock Market, reported on the principal market where such Common Stock is actively traded) on each of the five trading days immediately preceding the date of the Change in Control, and (ii) in the case of a Termination Merger, the higher of (C) the fair market value of the consideration receivable per share by holders of Common Stock in such Termination Merger, which fair market value as to any securities included in such consideration shall be the average of the highest sales price per unit of such security on the NASDAQ Stock Market (as reported in The Wall Street Journal, Midwest Edition) (or, if such security is not then traded on the NASDAQ Stock Market, reported on the principal market where such security is actively traded) on each of the five trading days immediately preceding the date of the Termination Merger and as to any such security not actively traded in any market and as to all other property included in such consideration, shall be the amount determined by the Committee in its discretion or (D) the amount determined pursuant to Clause (i)(B) of this Section 7.2.3. The amount payable to each Optionee by the Company or acquiror, as the case may be, shall be in cash or by certified check and shall be reduced by any taxes required to be withheld.

   7.3 Fractional Shares. In the event of any adjustment in the number of shares covered by an option, any fractional shares resulting from such adjustment shall be disregarded and each such option shall cover only the number of full shares resulting from such adjustment.

   7.4 Determination of Committee to Be Final. All Section 7 adjustments shall be made by the Committee, and its determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. Unless an Optionee agrees otherwise, any change or adjustment to an incentive stock option shall be made in such a manner so as not to constitute a "modification" as defined in Code Section 424(h) and so as not to cause his or her incentive stock option issued hereunder to fail to continue to qualify as an incentive stock option as defined in Code Section 422(b).

   Section 8. Securities Regulation. Shares shall not be issued with respect to an option granted under this Plan unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or inter-dealer quotation system upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of any shares hereunder. Inability of the Company to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary for the lawful issuance and sale of any shares hereunder or the unavailability of an exemption from registration for the issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the nonissuance or sale of such shares as to which such requisite authority shall not have been obtained.

   As a condition to the exercise of an option, the Company may require the Optionee to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such representation is required by any relevant provision of the aforementioned laws. At the option of the Company, a stop-transfer order against any shares of stock may be placed on the official stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation, may be stamped on stock certificates in order to assure exemption from registration. The Company may also require such other action or agreement by the Optionees as it may from time to time deem to be necessary or advisable. THE COMPANY SHALL NOT BE OBLIGATED, BY REASON OF THIS PROVISION OR OTHERWISE, TO UNDERTAKE REGISTRATION OF THE OPTIONS OR STOCK HEREUNDER.

   Should any of the Company's capital stock of the same class as the stock subject to options granted hereunder be listed on a national securities exchange or inter-dealer quotation system, shares shall not be issued with respect to an option granted this Plan unless, prior to issuance, such exchange or inter-dealer quotation system shall have authorized the listing of the shares thereon.

   Section 9. Amendment and Termination.

   9.1 Board Action. The Board may at any time suspend, amend or terminate this Plan, provided that except as set forth in Section 7, the approval of the holders of a majority of the Company's outstanding shares of voting capital stock present and entitled to vote at any meeting is necessary for the adoption by the Board of any amendment which will:

     (a) increase the number of shares which are to be reserved for the issuance of options under this Plan;

     (b) permit the granting of stock options to a class of persons other than those currently permitted to receive stock options under this Plan; or

     (c) require shareholder approval under applicable law, including Section 16(b) of the Exchange Act.

   9.2 Automatic Termination. Unless sooner terminated by the Board, this Plan shall terminate ten years from the earlier of (a) the date on which this Plan is adopted by the Board or (b) the date on which this Plan is approved by the stockholders of the Company. No option may be granted after such termination or during any suspension of this Plan. The amendment or termination of this Plan shall not, without the consent of the option holder, alter or impair any rights or obligations under any option theretofore granted under this Plan.

   Section 10 Effectiveness Of This Plan. This Plan shall become effective upon adoption by the Board so long as it is approved by the holders of a majority of the Company's outstanding shares of voting capital stock present and entitled to vote at any meeting at any time within 12 months before or after the adoption of this Plan. Options may be granted hereunder prior to such stockholder approval, but subject thereto.

                                                                      Appendix C

                          Donaldson, Lufkin & Jenrette
              Donaldson, Lufkin & Jenrette Securities Corporation
           277 Park Avenue, New York, New York 10172 . (212) 892-3000

Michael a. Wildish
Managing Director
Investment Banking
(212) 892-3559 . Fax (212) 892-7272

                                                               December 22, 1998

Board of Directors
ROHN Industries, Inc.
6718 West Plank Road
Peoria, IL 61604

Dear Sirs:

   You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, $.01 par value per share ("Company Common Stock") of ROHN Industries, Inc. (the "Company") of the aggregate consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of December 17, 1998 (the "Agreement"), between the Company and PiRod Holdings, Inc. ("PiRod"), pursuant to which PiRod will be merged with and into ROHN (the "Merger").

   Pursuant to the Agreement, (i) each share of Company Common Stock with respect to which a cash election has been made not revoked (as further described in the Agreement) will be converted into the right to receive $3.78 (the "Cash Consideration"); provided that no more than $105 million (and, in certain cases, less than $105 million) will be paid in the aggregate pursuant to such cash election and in the event holders of shares of Company Common Stock elect, in the aggregate, to receive more than $105 million (or such lesser amount), such elections will be pro rated such that no more than $105 (or such lesser amount) million is paid pursuant to such cash election; and
(ii) any shares of Company Common Stock for which such cash election in not elected or effected shall remain outstanding such that such shares of Company Common Stock shall represent, immediately following consummation of the Merger, no less than 76.0% of the outstanding Company Common Stock (such retained portion of Company Common Stock, together with the Cash Consideration, together the "Consideration Package").

   In arriving at our opinion, we have reviewed the draft dated December 17, 1998, of the Agreement, the draft dated December 16, 1998, of the UNR Asbestos-Disease Claims Trust's Voting Agreement, and the draft dated December 17, 1998, of the PiRod Shareholders Voting Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and PiRod, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company for the period beginning January 1, 1998 and ending December 31, 2002, prepared by the management of the Company and certain financial projections of PiRod for the period beginning January 1, 1998 and ending December 31, 2002 prepared by the management of PiRod and certain financial projections for the combined company for the period beginning January 1, 1998 and ending December 31, 2002 prepared by the managements of the Company and PiRod. In addition, we have compared certain financial and securities data of the Company and certain financial data of PiRod with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

Board of Directors                                             December 22, 1998
ROHN Industries, Inc.
Page 2

   In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and PiRod and their respective representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company of the operating synergies achievable as a result of the Merger and upon our discussion of such synergies with the management of PiRod. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of (i) the Company and PiRod as to the future operating and financial performance of the Company and PiRod, respectively, (ii) the managements of the Company and PiRod as to the future operating and financial performance of the combined company. In addition, we have assumed that $105 million will be available to be paid out to holders of Company Common Stock pursuant to the cash election described above and that such amount will have been so paid out. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

   Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which Company Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

   Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for affiliates of PiRod in the past and has been compensated for such services.

   Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Consideration Package to be received and/or retained by the holders of Company Common Stock pursuant to the Agreement is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          Donaldson, Lufkin & Jenrette
                                          Securities Corporation

                                                /s/ Michael A. Wildish
                                          By: _________________________________
                                                    Michael A. Wildish
                                                     Managing Director

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law empowers the Registrant to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving as such with respect to another entity at the request of the Registrant. The Delaware General Corporation Law also provides that the Registrant may purchase indemnification insurance on behalf of any such director, officer, employee or agent. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

   Article VIII of the Registrant's By-Laws provides that the Registrant shall indemnify directors and officers to the full extent permitted by the Delaware General Corporation Law and Article VII of the Registrant's Restated Certificate of Incorporation and provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law. Indemnification agreements with certain of the Registrant's directors and officers have similar provisions.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

   (a) list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index appearing elsewhere herein, and is hereby incorporated by reference herein.

   (b) Not Applicable.

   (c) The fairness opinion of Donaldson, Lufkin & Jenrette Securities Corporation is attached to the Proxy Statement/Prospectus as Appendix C.

Item 22. Undertakings.

   The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Exchange Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

   The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

   The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(b) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Registration Statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on the 25th day of January, 1999.

                                          Rohn Industries, Inc.

                                                 /s/ Brian B. Pemberton
                                          By: _________________________________
                                                    Brian B. Pemberton
                                            Chief Executive Officer, President
                                                       and Director
                                               (Principal Executive Officer)

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, or amendment thereto, has been signed below by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----


     /s/ Brian B. Pemberton          President, Chief Executive    January 25,  1999
____________________________________  Officer and Director
         Brian B. Pemberton           (Principal Executive
                                      Officer)

        /s/ David LaRusso            Vice President and Chief      January 25,  1999
____________________________________  Financial Officer
           David LaRusso              (Principal Financial and
                                      Accounting Officer)

   /s/ Darius W. Gaskins, Jr.        Director                      January 25,  1999
____________________________________
       Darius W. Gaskins, Jr.

   /s/ Charles M. Brennan III        Director                      January 25,  1999
____________________________________
       Charles M. Brennan III

         /s/ Gene Locks              Director, Chairman of the     January 25,  1999
____________________________________  Board
             Gene Locks

      /s/ Ruth R. McMullin           Director                      January 25,  1999
____________________________________
          Ruth R. McMullin


                             ROHN Industries, Inc.

                                 EXHIBIT INDEX

  Number                                Description
  ------                                -----------
  2        (a) Agreement and Plan of Merger dated as of December 22, 1998, between ROHN Industries, Inc. ("ROHN") and PiRod Holdings, Inc.
           (incorporated by reference to Exhibit 99.1 to ROHN's Current Report on Form 8-K filed December 28, 1998).
           (b) Plan of Reorganization (incorporated herein by reference to
           Exhibit A to ROHN's 1989 first quarter Form 10-Q).
  3        Amended and Restated Certificate of Incorporation of ROHN dated
           December 17, 1997 (incorporated herein by reference to Exhibit A to
           ROHN's Current Report on Form 8-K filed on December 19, 1997).
  4        (a) Loan Agreement dated March 9, 1998 by and among LaSalle National
           Bank and ROHN (incorporated herein by reference to Exhibit 4 to
           ROHN's 1997 Annual Report on Form 10-K).
           (b) PiRod Shareholders Voting Agreement among ROHN, the UNR
           Asbestos-Disease Claims Trust and the stockholders of PiRod
           Holdings, Inc., dated December 22, 1998 (incorporated by reference to Exhibit 99.2 to ROHN's Current Report on Form 8-K filed December
           28, 1998).
           (c) Stockholders Agreement among ROHN Industries, Inc., the UNR
           Asbestos-Disease Claims Trust, Bain Capital Fund V, L.P., Bain
           Capital Fund V-B, L.P., BCIP Trust Associates, L.P., Bain Capital V
           Mezzanine Fund, L.P., BCM Capital Partners, L.P., BCIP Associates,
           and PH, Inc., dated December 22, 1998 (incorporated herein by reference to Exhibit 14 to Schedule 13D filed on behalf of UNR
           Asbestos-Disease Claims Trust on December 29, 1998).
  5        Opinion of Bell, Boyd & Lloyd (to be filed by amendment).
  8        Opinion of Bell, Boyd & Lloyd as to the description in the Proxy
           Statement/Prospectus forming a part of this Registration Statement on Form S-4 of certain federal income tax consequences of the Merger
           (to be filed by amendment).
 11        Statement re Computation of Per Share Earnings (incorporated herein by reference to 1997 Form 10-K and reports on Form 10-Q for the first, second and third quarters of 1998).
 23        (a) Consent of Bell, Boyd & Lloyd (to be included in Exhibit 5 and
           Exhibit 8).
           (b) Consent of Arthur Andersen LLP.
           (c) Consent of PricewaterhouseCoopers LLP.
 99        (a) Form of Proxy to be mailed to stockholders of ROHN Industries,
           Inc.
           (b) Form of Election Form to be mailed to stockholders of ROHN
           Industries, Inc.
           (c) ROHN Industries, Inc. 1999 Stock Option Plan.
           (d) Trust Voting Agreement between the UNR Asbestos-Disease Claims
           Trust and PiRod Holdings, Inc. dated December 22, 1998 (incorporated by reference to Exhibit 13 to Schedule 13D filed on behalf of UNR
           Asbestos-Disease Claims Trust on December 29, 1998).
           (e) Consents of Director Nominees (to be filed by amendment).
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